VILLAGE ROADSHOW LIMITED

Village Roadshow Limited
ACN 010 672 054

Notice of General Meeting and Explanatory Information in relation to a potential on-market Buy-Back of Ordinary Shares

This Booklet gives notice of a General Meeting of VRL to be held at 11am Brisbane time on Friday 8 October 2004 in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane

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This is an IMPORTANT DOCUMENT and requires your immediate attention. If you are in doubt as to how to deal with this document, please consult your financial or other professional adviser.

Important dates

Date of this Booklet	3 September 2004
Last time by which proxy forms for the General Meeting can be lodged	7 pm Melbourne time on Wednesday 6 October 2004
Voting Entitlement Time, ie, time for determining entitlements to vote at the General Meeting	7 pm Melbourne time on Wednesday 6 October 2004
General Meeting	11am Brisbane time on Friday 8 October 2004

Contents

Glossary

In this Booklet, including in the Notice of Meeting:

ANZ Bank means Australian and New Zealand Banking Group Limited ACN 005 357 522.

ASIC means the Australian Securities and Investments Commission.

ASX means the Australian Stock Exchange Limited ACN 008 624 691.

Booklet means this Booklet, including the Notice of Meeting, Explanatory Information and Annexures.

Buy-Back means the on-market buy-back by VRL of up to 43 million Ordinary Shares (being approximately 20.34% of the number Ordinary Shares on issue as at the date of this Booklet) in the twelve months beginning on the date the resolution in the Notice of Meeting is passed.

Buy-Back Agreements means the agreements under which VRL may buy-back Ordinary Shares on-market under the Buy-Back.

Company means Village Roadshow Limited ACN 010 672 054.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of VRL.

Explanatory Information means the explanatory information contained in this Booklet in relation to the resolution to be considered at the General Meeting.

General Meeting means the meeting notice of which is given in the Notice of the Meeting.

Listing Rules means the Listing Rules of ASX.

Notice of Meeting means the notice of meeting contained in this Booklet.

Option means an option to acquire an Ordinary Share.

Ordinary Share means a fully paid ordinary share in VRL.

Ordinary Shareholder means a holder of Ordinary Shares.

Preference Share means an A Class Preference Share in VRL.

Preference Shareholder means a holder of Preference Shares.

PRIDES means the Convertible Debt Securities VRL has on issue.

Proposed Schemes of Arrangement means the schemes of arrangement proposed by VRL in its 'Scheme Booklets' dated 26 September 2003 and 12 December 2003 to acquire all of the Preference Shares.

Share means an Ordinary Share or a Preference Share.

Shareholder means a holder of Ordinary Shares or Preference Shares or both.

Voting Entitlement Time means 7pm Melbourne time on Wednesday 8 October 2004. An adjournment of the General Meeting will not affect the Voting Entitlement Time.

VRC means Village Roadshow Corporation Limited ACN 004 318 610.

VRL means Village Roadshow Limited ACN 010 672 054.

Notice of Meeting

Notice is given that a General Meeting of members of VRL will be held in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane at 11am Brisbane time on Friday 8 October 2004.

1. Resolution

The purpose of the meeting is to consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the terms of the Buy-Back Agreements (as defined in this Booklet containing the notice of this meeting) are approved for the purposes of section 257C(1) of the Corporations Act'.

2. Voting restrictions

There are no voting restrictions. All Ordinary Shareholders and Preference Shareholders as at the Voting Entitlement Time will be entitled to vote on the resolution.

3. Directors' recommendations and voting

The Directors unanimously recommend that all Shareholders vote in favour of the resolution. Each Director who is a Shareholder as at the Voting Entitlement Time intends to vote their Shares in favour of the resolution.

4. How to vote

If you are entitled to vote at the meeting, you may vote by attending the meeting in person, by attorney or proxy or, in the case of corporate shareholders, by a corporate representative.

5. Voting in person or by attorney

Shareholders or their attorneys wishing to vote in person should attend the meeting. Persons are asked to arrive at least 30 minutes prior to the time the meeting is to commence, so that their shareholding may be checked against the register and their attendance noted. Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

6. Voting by Proxy

Shareholders wishing to vote by proxy must complete, sign, and deliver the enclosed personalised proxy form or forms in accordance with the instructions on the form prior to 7pm Melbourne time on Wednesday 6 October 2004 by:

(a) post in the reply paid envelope provided to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
PO Box Reply paid 242
Melbourne, Victoria, 3001;

(b) hand to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria, 3067; or

(c) fax to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
on +61 3 9473 2555.

Each Shareholder may appoint a proxy to attend and vote on their behalf. If a Shareholder is entitled to cast 2 or more votes, they may appoint 1 or 2 proxies. If more than one proxy is appointed:

(a) the appointor may specify the proportion or number of votes each proxy is appointed to exercise but if the appointor does not do so, each proxy may exercise half the votes; and

(b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

A proxy need not be a member of VRL.

In the case of joint holders all should sign the proxy form.

In the case of corporations, proxies must be executed in accordance with section 127 of the Act or signed by an authorised officer or attorney.

To be valid, a proxy form signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

If the abstention box on the proxy form for the item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant Shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, or the proxy does not attend the meeting, the Chairman may either act as proxy or complete the proxy by inserting the name of a Director.

The Chairman of the meeting intends to vote all undirected proxies from Shareholders in favour of the resolution to be voted on at the meeting.

The Chairman of the meeting will not vote any undirected proxies from Shareholders ineligible to vote in favour of the resolution.

7. Voting by corporate representative

Corporate Shareholders or corporate proxies voting by corporate representative should:

(a) obtain an appointment of corporate representative form from Computershare Investor Services Pty Ltd;

(b) complete and sign the form in accordance with the instructions on it; and

(c) bring the completed and signed form with them to the meeting.

8. Further information

Full information on the meeting, including on voting entitlements and how to vote, is contained in the Booklet.

Dated 3 September 2004

By Order of the Board
Philip S. Leggo
Secretary

Explanatory Information

1. Purpose

The purpose of the General Meeting is for Shareholders to consider and if thought fit, pass the resolution which will have the effect of authorising VRL to buy-back up to an additional 43 million Ordinary Shares in the 12 month period following the passing of the resolution.

VRL will make an announcement to ASX prior to commencing the Buy-Back or any part of it. The proposed resolution does not represent a proposal, commitment or promise by VRL to proceed with the Buy-Back. VRL reserves the right to buy-back any Ordinary Shares under the Buy-Back from time to time at any time in the 12 months after the resolution is passed, or not to buy-back any Ordinary Shares at all.

VRL also reserves the right to buy-back Preference Shares from time to time and at any time in accordance with the *Corporations Act.*

2. General

As previously disclosed and affirmed in VRL's announcement to ASX on 26 August 2004 (see Annexure 1), VRL's overall capital management objective continues to be to create a more efficient capital structure.

The Company has recently completed the following four on-market buy-backs of its Shares:

- on-market buy-back of Preference Shares under which the Company bought back a total of 90.1 million Preference Shares at a total price of $103.9 million;
- on-market buy-back of Preference Shares under which the Company bought back a total of 50 million Preference Shares at a total price of $65 million; and
- two on-market buy-backs of Ordinary Shares under which the Company bought back a total of 23.5 million Ordinary Shares at a total price of $46.2 million.

Following the successful on-market buy-backs of 140.1 million Preference Shares and 23.5 million Ordinary Shares, the Company now has on issue 321,542,140 Shares in aggregate comprising:

- 211,413,107 Ordinary Shares; and
- 110,129,033 Preference Shares.

The Directors believe that the Company's capital structure has been a significant impediment to the reflection of the Company's underlying value in share market prices (for both Ordinary Shares and Preference Shares).

If a dividend is to be paid on the Preference Shares, pursuant to the Company's constitution, the dividend payable on each Preference Share is to be the greater of:

- 10.175 cents per Preference Share; and
- the dividend paid on Ordinary Shares plus 3 cents.

Prior to the on-market buy-backs of Preference Shares and Ordinary Shares described above, the dividend entitlement of the Preference Shares meant that if any dividends were paid on Ordinary Shares, a total dividend of at least $25.45 million would have been payable to holders of Preference Shares.

To maintain a roughly proportionate payment to Ordinary Shareholders, and pay the maximum amount possible without increasing the dividend payable on the Preference Shares, would have required a dividend on the Ordinary Shares of approximately $16.85 million. This would have resulted in a total dividend on both classes of Shares of approximately $42.31 million.

Following the on market buy-backs of Ordinary Shares and Preference Shares described above, the dividend entitlements of the Preference Shares mean that, if any dividends are paid on Ordinary Shares, a total dividend of at least $11.21 million must be paid to the holders of Preference Shares.

To maintain a roughly proportionate payment to Ordinary Shareholders, and pay the maximum amount possible without increasing the dividend payable on the Preference Shares, would require a dividend on the Ordinary Shares of approximately $15.17 million. This would result in a total dividend on both classes of Shares of approximately $26.38 million.

Relative to the level of net profit after tax of the Company for the year ended 30 June 2004, $52.2 million, and the budgeted net profit after tax for the year ending 30 June 2005, approximately $45 million (announced to ASX on 3 August 2004), the Directors continue to believe that this level of dividends will be difficult to support.

Accordingly, the Directors believe the capital structure has the effect of inhibiting the distribution of income on a consistent and sustainable basis to both Ordinary Shareholders and Preference Shareholders and thereby reduces the investment appeal of both Ordinary Shares and Preference Shares.

The Proposed Schemes of Arrangement to buy-back all of the Preference Shares were designed to address this and, if successful, would have reduced the issued capital by 250,214,147 Shares (the number of Preference Shares then on issue) to 234,903,107 Ordinary Shares.

The on-market buy-backs of Preference Shares and Ordinary Shares described above have reduced the issued capital by 163.6 million Shares to 321.5 million Shares. However, the Directors believe these buy-backs have only gone part of the way in addressing the inherent problems with the Company's capital structure described above.

As previously disclosed, the Directors believe that, over time and as business circumstances permit, a total issued capital in the range of 235 million to 285 million Shares will result in a capital structure that can, when required, at least sustain future dividends on a reasonably consistent basis, subject, of course to the financial performance, capital requirements, business objectives and prospects of the Company in the future.

Consistent with the above, the Directors believe that further buy-backs are appropriate to address the Company's inefficient capital structure.

Accordingly, the Company announced on 26 August 2004 that, to meet the target issued capital of between 235 million and 285 million Shares under the Company's capital management strategy, the Company currently intends to undertake further on-market buy-backs of up to between 36.5 million and 86.5 million Shares.

These further on-market buy-backs may be in respect of Ordinary Shares, Preference Shares or both classes of Shares.

VRL will make a further announcement to ASX prior to commencing any such on-market buy-back.

However, under the Corporations Act, in the absence of shareholder approval, a company can only buy-back 10% of the smallest number at any time in the last 12 months of votes attached to 'voting shares' in the Company.

This restriction only applies to the Ordinary Shares as they are 'voting shares' for this purpose. The restriction does not apply to the Preference Shares as they are not 'voting shares' for this purpose.

Under the on-market buy-backs of Ordinary Shares described above, the Company has bought back the maximum number of Ordinary Shares it is permitted to buy-back at this time without shareholder approval, ie, 10% of the smallest number of Ordinary Shares on issue at any time in the last 12 months.

In order to enable the Company to maintain flexibility in any future buy-back(s), the Directors have decided to convene the General Meeting to seek approval in accordance with section 257C of the Corporations Act for the Company to buy-back up to a further 43 million Ordinary Shares (being approximately 20.34% of the current issued Ordinary Shares) on-market in the twelve months following the date the resolution in the Notice of Meeting is passed. VRL will make an announcement to ASX prior to commencing the Buy-Back or any part of it. The proposed resolution does not represent a commitment or promise by VRL to proceed with the Buy-Back. VRL reserves the right to buy-back any Ordinary Shares under the Buy-Back from time to time at any time in the 12 months after the resolution is passed, or not to buy-back any Ordinary Shares at all.

The resolution does not apply to buy-backs of Preference Shares. Subject to the Corporations Act, the Company may undertake on-market buy-backs of Preference Shares at any time without the approval of Shareholders.

3. Particulars of the terms of the Buy-Back

If the resolution in the Notice of Meeting is passed, VRL will be permitted to make offers to buy-back up to 43 million Ordinary Shares on ASX in the ordinary course of trading at the prevailing market price on ASX in the twelve months following the passing of the resolution, ie, the Buy-Back may commence at any time beginning on the date the resolution is passed and may continue for a period of 12 months. VRL will make an announcement to ASX prior to commencing the Buy-Back. The resolution does not represent a commitment or promise by VRL to proceed with the Buy-Back. VRL reserves the right to buy-back any Ordinary Shares under the Buy-Back from time to time at any time in the 12 months after the resolution is passed, or not to buy-back any Ordinary Shares at all.

Listing Rule 7.33 has the effect that VRL will only be able to buy-back Ordinary Shares under the Buy-Back at a price which is not more than 5% above the average closing price of Ordinary Shares on ASX. The average will be calculated in respect of each purchase under the Buy-Back over the last 5 days on which sales of the Ordinary Shares were recorded before the day on which the purchase is made.

The tax implications for a Shareholder selling into the Buy-Back will be the same as if the Shareholder sold their Ordinary Shares on market.

4. The source of the funds for the Buy-Back

As announced by VRL on 26 August 2004, at this stage VRL has not arranged the financing for the Buy-Back. There are, however a number of transactions which, if completed, should make funds available for the buy-back of shares in the Company, including the Buy-Back:

- negotiations continue for the sale of VRL's interest in a cinema joint venture in Taiwan; and
- proposals in respect to new borrowings for some of VRL's cinema interests are currently under negotiation with financiers.

The Directors believe that there are reasonable grounds to expect that these transactions will be completed in the next few months. In the event that binding legal commitments are entered into in respect of these transactions, then the Directors may elect to utilise then existing cash reserves and undrawn credit facilities to finance the Buy Back pending completion of such transactions.

If all of these transactions are successful, it is expected that funding of up to $100 million will be available to VRL for the buy-back of shares pursuant to its capital management objectives.

The Buy-Back will require the approval of VRL's principal banker, ANZ Bank, under VRL's corporate banking facility.

5. The financial effect of the Buy-Back on VRL

Based on an average price for the Ordinary Shares bought back under the Buy-Back being $2.15 , a buy-back of 43 million Ordinary Shares at this price will cost the Company approximately $93.45 million (including legal, brokerage and other associated costs).

VRL's audited financial statements for the year ended 30 June 2004 are set out in Annexure 3. A pro forma statement of financial position of VRL as at 30 June 2004 based on a buy-back of 43 million Ordinary Shares at a total price of $93.45 million as at that date is set out in Annexure 4.

The Directors do not believe that there will be any material adverse effect on the prospects of the Company arising from the Buy-Back.

It is important to note that the Buy-Back may occur at an average price above or below $2.15 per Ordinary Share, subject to the Listing Rules.

There is an 'interest cost' related to either cash used for the Buy-Back that would otherwise have been earning interest, or debt used to fund the Buy-Back. This 'interest cost' is not expected to exceed (on an after tax basis) approximately $2.82 million per annum.

Subject to the risks associated with the business and operations of the Company, the Company believes that the only material effect on the Company's financial position as a result of the Buy-Back will be this 'interest cost' and a reduction in net equity of an amount expended by the Company in undertaking the Buy-Back (ie, a reduction in net equity of approximately $93.45 million, on the assumption that the Ordinary Shares are bought back at the price of $2.15 per Ordinary Share).

The reduction in issued capital arising from the Buy-Back will also have the effect of increasing earnings per share.

6. Information regarding current share market

The closing prices for Shares on 31 August 2004 were:

- Ordinary Shares : $2.15
- Preference Shares : $1.59

The following shows the market prices on ASX for both classes of Shares over the last 12 months:

Ordinary Shares

Date	High	Low	Close	Volume
August 2003	$1.46	$1.23	$1.42	6,356,031
September 2003	$1.49	$1.34	$1.46	7,003,297
October 2003	$1.85	$1.42	$1.82	5,315,635
November 2003	$2.06	$1.65	$1.85	5,317,968
December 2003	$1.91	$1.70	$1.88	1,866,009
January 2004	$1.96	$1.50	$1.64	2,539,509
February 2004	$1.77	$1.63	$1.70	1,593,409
March 2004	$1.89	$1.59	$1.85	2,690,804
April 2004	$1.85	$1.75	$1.77	5,594,938
May 2004	$1.85	$1.61	$1.83	30,262,947
June 2004	$1.85	$1.77	$1.80	4,306,423
July 2004	$1.99	$1.80	$1.90	18,173,417
August 2004	$2.15	$1.60	$2.15	14,390,195

Preference Shares

Date	High	Low	Close	Volume
August 2003	$1.10	$1.03	$1.10	49,435,098
September 2003	$1.12	$1.06	$1.10	85,290,794
October 2003	$1.13	$1.10	$1.12	48,042,764
November 2003	$1.15	$1.05	$1.11	29,483,594
December 2003	$1.15	$1.09	$1.14	13,893,076
January 2004	$1.16	$1.06	$1.09	37,534,145
February 2004	$1.11	$1.05	$1.07	13,695,958
March 2004	$1.17	$1.01	$1.17	173,682,477
April 2004	$1.29	$1.17	$1.27	23,838,563
May 2004	$1.40	$1.25	$1.36	67,746,155
June 2004	$1.39	$1.34	$1.37	2,810,497
July 2004	$1.43	$1.36	$1.43	2,803,487
August 2004	$1.64	$1.40	$1.59	5,634,464

7. The interests of any Director who may participate in the Buy-Back

The following table sets out the number of Ordinary Shares, Preference Shares, PRIDES and Options held by or on behalf of each Director or in which each Director has a relevant interest, as at the date of this Booklet.

Director	Number of Ordinary Shares	Number of Preference Shares	Number of PRIDES	Options and exercise price
Robert Kirby	118,619,515	Nil	Nil	Nil
John Kirby	118,619,515	Nil	Nil	Nil
Graham Burke	118,619,515	Nil	Nil	2,000,000 - $3 2,000,000 - $4 2,000,000 - $5
Peter Foo	Nil	Nil	Nil	Nil
Peter Harvie	257,400	242,900	Nil	Nil
William Conn	191,563	1,153,019	Nil	Nil
Peter Jonson	10,000	33,236	Nil	Nil
Barry Reardon	10,000	8,552	Nil	Nil

Agreements or arrangements with Directors

There is no agreement or arrangement made between any Director and any other person, in connection with or conditional upon the outcome of the Buy-Back.

Other interests of Directors

Except as set out in this Booklet, no Director has any other interest whether as a Director, member or creditor of VRL or otherwise, material to the Buy-Back. The Directors reserve their rights to participate in the Buy-Back.

8. Participation of VRC in the Buy-Back

Shareholders will be aware that, VRC, a company beneficially owned by interests associated with executive directors, Robert Kirby (Chairman), John Kirby (Deputy Chairman) and Graham Burke (Managing Director and CEO), has a relevant interest in approximately 56.11% of the Ordinary Shares.

VRC has advised the Company that it is undecided as to whether or not it will participate in the Buy-Back.

Assuming VRC does not participate in the Buy-Back, VRC's voting power in VRL will increase from approximately 56.11% to:

- 59.11% if 25% of the 43 million Ordinary Shares are bought back under the Buy-Back;
- 62,46% if 50% of the 43 million Ordinary Shares are bought back under the Buy-Back;
- 66.21% if 75% of the 43 million Ordinary Shares are bought back under the Buy-Back; and
- 70.43% if 100% of the 43 million Ordinary Shares are bought back under the Buy-Back.

Listing Rule 10.1 has the effect that the maximum aggregate amount VRL may pay to VRC under the Buy-Back must be less than 5% of the 'equity interests' (as defined in the Listing Rules) of VRL as set out in its audited financial statements for the year ended 30 June 2004 (5% of such 'equity interests' being

$47,435,900) unless shareholder approval is obtained for the purposes of that Listing Rule and an independent expert's report is provided to shareholders. The resolution proposed does ***not*** constitute shareholder approval for the purposes of the Listing Rule.

The effect is that, assuming a Buy-Back price of $2.15 per Ordinary Share, the maximum number of Ordinary Shares VRL may buy-back from VRC under the Buy-Back is 22,063,209. If the Buy-Back price is less, the number of shares able to be bought back from VRC will be greater and if the Buy-Back price is greater, the number of shares able to be bought back from VRC will be less.

VRC has provided a written undertaking to VRL that it will not participate in any buy back of Shares that results in a breach by VRL of Listing Rule 10.1.

9. Dividend Policy

If a dividend was paid on both the Ordinary Shares (7.175 cents) and the Preference Shares (10.175 cents) on issue as at 3 September 2004, a cash payment of approximately $26.38 million would be required to be made from the Company's cash reserves or credit facilities.

With the capital management objective remaining a priority, the Directors believe that the interests of the Company and its shareholders would be best served by deploying these funds in the buy-back of further Shares.

In addition, the Company considers that this amount could be relevant in effecting further buy backs in terms of cash flow, bank covenants and in obtaining the necessary ANZ Bank approvals.

Having regard to the foregoing and following a review of the audited accounts for the year ended 30 June 2004, the Directors have determined not to recommend a dividend on Ordinary Shares or Preference Shares for the year ended 30 June 2004.

In accordance with previous announcements, consideration of dividends for the year ending 30 June 2005 will be made following the review of the audited accounts for the year ending 30 June 2005 and in light of the then current circumstances, including the outcome of the Company's capital management strategy, including the Buy-Back.

It is currently expected that this review will take place by the end of August 2005.

10. ASIC lodgment

This Booklet has been lodged with ASIC in accordance with section 257C(3) of the Corporations Act.

VRL is a 'disclosing entity' for the purposes of the Corporations Act and as such is subject to periodic reporting and continuous disclosure obligations. Specifically, as a listed entity, VRL is subject to the Listing Rules which require continuous disclosure of any information which VRL has concerning itself that a reasonable person would expect to have a material effect on the price or value of VRL Shares.

Copies of certain announcements made by VRL on ASX are available from ASX or on VRL's website, www.villageroadshow.com.au.

In addition, VRL is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by VRL may be obtained from, or inspected at, ASIC offices.

11. Investment advice

This Booklet does not take into account your investment objectives, financial situation or particular needs. You should obtain independent financial, investment, legal and taxation advice before deciding whether or not to attend and vote at the meeting or to vote in favour of or against the resolution.

12. Forward looking statements

This Booklet may contain forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to VRL as well as general economic conditions and conditions in the financial markets.

Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and such deviations are both normal and to be expected. None of VRL, any of its officers or any person named in this Booklet or involved in the preparation of this Booklet makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, and you are cautioned not to place undue reliance on those statements.

The forward looking statements in this Booklet reflect views held only as at the date of this Booklet.

13. Other sources of information

You may wish to review information contained in the following other documents in deciding whether or not to attend and vote at the meeting or to vote in favour of or against the resolution:

(a) the recent ASX announcements made by VRL, including the announcements on:

- 1 July 2004; and
- 26 August 2004 (see Annexure 1);

(b) Commentary from VRL's Appendix 4E - Preliminary Final Report dated 26 August 2004 (see Annexure 2);

(c) VRL's audited financial statements for the year ended 30 June 2004 (see Annexure 3);

(d) Pro forma statements of financial position of VRL as at 30 June 2004 based on the Buy-back of 43m Ordinary Shares at a total price of $93.45m (including legal, brokerage and other costs) (see Annexure 4); and

(e) information regarding VRL which is available on VRL's website: www.villageroadshow.com.au.

Corporate Directory

Directors

Robert G. Kirby
Chairman, Executive Director

John R. Kirby
Deputy Chairman, Executive Director

Graham W. Burke
Managing Director and Chief Executive Officer

Peter E. Foo
Finance Director

Peter M. Harvie,
Chairman, Austereo, Executive Director

William J. Conn
Independent Non-Executive Director

Peter D. Jonson
Independent Non-Executive Director

D. Barry Reardon
Independent Non-Executive Director

Company Secretaries

Philip S Leggo
Shaun L Driscoll

Share Registry

Computershare Investor Services Pty Ltd
ACN 078 279 277
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067

Legal advisers

Minter Ellison
Level 23
525 Collins Street
Melbourne Victoria 3000

Registered office

Pacific Motorway
Oxenford Queensland 4210

Annexure 1 - VRL's ASX announcement dated 26 August 2004

26 August 2004

VILLAGE ROADSHOW AFFIRMS CAPITAL MANAGEMENT OBJECTIVES AND DIVIDEND POLICY FOR YEAR ENDED 30 JUNE 2004

CAPITAL MANAGEMENT

The Board of Village Roadshow Limited announced today that it has reviewed and affirmed the capital management objectives outlined in the Company's announcement to Australian Stock Exchange Limited on 1 July 2004.

In brief these can be summarized as follows:

- the overall capital management objective is to create a more efficient capital structure;
- the Directors are of the view that the Company's current capital structure has been a significant impediment to the reflection of the Company's underlying value in share market prices for both ordinary and preference shares;
- the Directors also believe that the current capital structure has the effect of inhibiting the distribution of income on a consistent and sustainable basis to holders of both ordinary and preference shares and thereby reduces the investment appeal of both ordinary and preference shares; and
- as a result, the Directors believe that over time and as business circumstances permit, a total issued capital in the range of 235m to 285m shares will result in a capital structure that can, when required, at least sustain future dividends on a reasonably consistent basis, subject, of course to the financial performance, capital requirements, business objectives and prospects of the Company in the future.

Following the successful on-market buy-backs of 140.1m A Class preference shares ("preference shares") and 23.5m ordinary shares, the Company now has on issue 321,542,140 shares in aggregate comprising:

- 211,413,107 ordinary shares; and
- 110,129,033 A Class preference shares.

To meet the target issued capital of between 235m and 285m under the Company's capital management strategy, the Company currently intends to undertake further on-market buy-backs of up to between 36.5m and 86.5m shares.

However, prior to making any decision in respect of any further buy-back of shares there are several issues that need to be addressed.

Shareholder Approval

Under the *Corporations Act*, a company can only buy-back 10% of its voting shares in any 12 month period in the absence of shareholder approval.

No such restriction applies to the Company's preference shares which are non-voting.

The recent on-market buy-back of ordinary shares was in respect of 10% of the issued ordinary shares.

In order to enable the Company to maintain the flexibility in any future buy-back(s), the Directors have decided to convene a meeting of shareholders to seek approval in accordance with Section 257C of the *Corporations Act* for the Company to buy-back up to a further 43,000,000 ordinary shares (being approximately 20% of the current issued ordinary shares) on-market in the twelve months following the passing of such resolution.

The resolution to be put to shareholders will be an ordinary resolution requiring a simple majority vote. Both ordinary and preference shareholders will be entitled to vote on the resolution.

A Notice of Meeting and Explanatory Memorandum are currently being prepared and are expected to be dispatched to shareholders around the middle of September. It is expected that the shareholder meeting will be held early in October 2004.

Financing of Further On-Market Buy-Backs

At this stage, the Company has not put in place the financing for further on-market buy-backs.

There are, however, a number of transactions which, if completed, will make funds available for the buy-back of shares:

- Negotiations continue for the sale of the Company's interest in the cinema joint venture in Taiwan; and
- Proposals in respect to new borrowings for some of the Company's cinema interests are currently under negotiation with banks.

The Directors believe that there are reasonable grounds to believe that these transactions will be completed in the next few months.

If all of these transactions are successful, it is expected that funding of up to $100m will be available to the Company for further buy-backs.

Corporate Banking Facility

Any further buy-back of ordinary shares will require the approval of the Company's principal banker, ANZ Bank under the Company's corporate banking facility.

Financial Covenants and Solvency

A buy-back of shares will also involve a review of financial and other covenants under the Group's relevant banking facilities as well as an analysis of the effect of any such buy-back on the financial condition and solvency of the Company following such buy-back.

The Directors have deferred the consideration of the terms of any further buy-backs until the necessary approvals are in place and funding has been obtained. A review of the relevant covenants and financial impact of any buy-back will be undertaken at that time.

DIVIDEND FOR YEAR ENDED 30 JUNE 2004

If a dividend was paid on both the ordinary shares (7.175 cents) and the A Class preference shares (10.175 cents) on issue at 31 August 2004, a cash payment of approximately A$26m would be required to be made from the Company's cash reserves or credit facilities.

With the capital management objective remaining a priority, the Directors believe that the interests of the Company and its shareholders would be best served by deploying these funds in the buy-back of further shares.

In addition, the Company considers that this amount could be relevant in effecting further buy backs in terms of cash flow, bank covenants and in obtaining the necessary ANZ bank approvals.

Having regard to the foregoing and following a review of the audited accounts for the year ended 30 June 2004, the Directors have determined that no dividend will be declared on ordinary or preference shares for the year ended 30 June 2004.

In accordance with previous announcements, consideration of dividends for the year ending 30 June 2005 will be made following the review of the audited accounts for the year ending 30 June 2005 and in light of the then current circumstances, including the outcome of the Company's capital management strategy.

It is expected that this review will take place at the end of August 2005.

ENQUIRIES: Peter Foo
Finance Director

03 9667 6666

Annexure 2 - Commentary from VRL's Appendix 4E - Preliminary Final Report dated 26 August 2004

RESULTS FOR THE YEAR ENDED 30 JUNE 2004

OVERVIEW

In line with previous announcements, Village Roadshow Limited ("VRL") recorded a net profit after tax, specific items and discontinuing operations of $52.2 million for the 2004 financial year. This result compares to a full year loss in June 2003 of $26.0 million. Excluding specific items and discontinuing operations, operating profit after tax was $68.5 million, representing an increase of 12% over the prior full year result of $61.1 million.

Commenting on the results, Managing Director, Graham Burke, said "It was pleasing to see that we were able to achieve significant profit growth in this financial year. The Exhibition and Distribution divisions had exceptional trading results thanks to strong product and marketing initiatives. Product during 2004 included *The Lord of The Rings : The Return of the King*, *Harry Potter and the Prisoner of Azkaban*, *The Matrix Reloaded* and *The Matrix Revolutions*. Exhibition also saw the release of *Shrek 2* in the period."

"In Greece, the distribution business has enjoyed excellent results from the release of the most successful Greek film ever, *A Touch of Spice*. This film, which was produced by Village Roadshow Greece, has won several awards, including best fiction film at the 2003 Greek film festival."

"The Theme Park business has seen a strong increase in attendances over the 2003 financial year. International markets are recovering after the devastating SARS outbreak last year and the domestic market continues to grow. The new Shark Bay at Sea World opened in April 2004 and its success has helped push domestic attendance at Sea World over the one million mark."

"Austereo's share of advertising revenue from the metropolitan market continued to exceed 40%, a solid result in light of the crowded radio environment. In a strong result in the year's final radio survey, Austereo held 42% of the under-40 demographic and 38.5% of the 25-39 demographic. Austereo achieved an EBITDA margin of 32% maintaining its position as one of the world's best performing radio groups."

"The Production division has been impacted by the restructure in February 2003 resulting in the elimination on consolidation of a portion of film production fees previously recognised as income. This was in a year in which only 4 films were released however they included the highly successful *The Matrix Revolutions* and the Academy Award winning *Mystic River*."

The Company has achieved several major capital initiatives in the year. These include:

- During the year the Company bought back 140,086,114 A Class Preference Shares at a total cost of $169.0 million. This results in 110,129,033 A Class Preference shares remaining on issue.
- During the year the Company bought back 484,203 Ordinary shares at a cost of $0.9 million. Since 30 June 2004, the Company has bought back a further 23,005,797 Ordinary shares at a total cost of $45.3 million. This results in 211,413,107 Ordinary shares remaining on issue.
- The combined ongoing after tax cost of cash utilised by the Company in these buy backs will be $8 million per annum approximately.
- Financing arrangements for the Film Production division were completed during the year. The revolving period of the US$900 million facility has been extended for a further two years, allowing drawdowns up until February 2008, with the debt now scheduled to be fully repaid by January 2012.

- In March 2004, the Company sold its one third interest in screen advertiser, Val Morgan, for $6 million plus working capital and an additional amount if certain criteria are met.

The Company's balance sheet remains robust with gearing ratios (excluding Film Production non-recourse debt of $815 million) of less than 30%.

Normalised Earnings per Share has improved significantly on the prior year as a result of the return to operating profit and capital restructuring. EPS on all shares; i.e. both preference and ordinary, for 2004 is 15.0 cents compared to 12.6 cents in the prior financial year, after excluding specific items and discontinuing operations.

OPERATIONAL PERFORMANCE

Film Exhibition

Profit before tax, excluding discontinuing items, of $28.1 million was an increase of 134% over the previous year's result of $12.0 million.

The division enjoyed a year with some outstanding films including *The Matrix Revolutions, Shrek 2, The Lord of the Rings : The Return of the King, Finding Nemo, Harry Potter and the Prisoner of Azkaban, Pirates of the Caribbean, Troy,* and *The Day After Tomorrow.*

Reported EBITDA of $58.4 million was 4.8% lower than the previous corresponding period's EBITDA of $61.4 million. Underlying EBITDA of $79.7 million was 6.2% lower than the corresponding prior period's EBITDA of $85.0 million. The reduction in reported and underlying EBITDA was a result of the sale of the Warner Village UK joint venture operations in May 2003.

Excluding the Warner Village UK result, current period underlying EBITDA of $79.7m was 49% higher than the previous period. Reported EBITDA was less impacted by this sale due to the equity accounting treatment for associated entities. On a like for like basis, for those sites open for the full year, the increase in admissions was 3% over the prior period.

Highlights in terms of territory performance during the financial year to 30 June 2004 included:

- Argentina – admissions 14% higher than last year.
- Taiwan – admission growth of 21% over the SARS impacted last year.
- Greece – admissions benefited from local product and were up 4%.
- New Zealand – a full year from St Lukes enabled admissions to grow 4%.

In Australia, an increase in EBITDA was attributable to the increased share of the Multiplex joint venture, the Company having moved to a 50% share from 33.3% in March 2003.

In Greece, the distribution business has enjoyed excellent results from the release of the most successful Greek film ever, *A Touch of Spice.* This film, which was produced by Village Roadshow Greece, has won several awards, including best fiction film at the 2003 Greek film festival.

1.

Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] – A$'000

	Year Ended June 2004			Year Ended June 2003		
		Underlying EBITDA			Underlying EBITDA	
Geographical Segment	**Gross Box Office**	**100%**	**Village Share**	**Gross Box Office**	**100%**	**Village Share**
Australia	314,790	81,083	37,344	307,127	72,959	27,144
Asia/New Zealand	148,308	33,959	15,086	154,909	24,937	10,041
Europe [2]	166,350	32,086	23,628	404,027	86,930	45,252
South America	17,168	6,664	3,665	13,488	4,681	2,575
Total	**646,616**	**153,792**	**79,723**	**879,551**	**189,507**	**85,012**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.
2. Prior period includes UK JV subsequently sold.

The new Parma site in Italy, which opened in December 2003, has traded above expectations, whilst the new Hsin Chu Windance site in Taiwan opened in November 2003 to disappointing results.

Total underlying capital expenditure (excluding the second instalment of the acquisition price of the Australian Multiplex joint venture of $32 million) was $25.0 million compared with $44.3 million in the previous corresponding period. The biggest capital item was $6.75m for the Bondi cinema site which started trading in July 2004.

In October 2003, the Company sold the Nottingham site in the UK for $5.5 million.

Negotiations continue for the sale of the Taiwan joint venture with a number of open offers having been received. If an agreement is reached in respect of such a sale, it is not expected to have any material effect on this current financial year's assets or earnings.

In March 2004, VRL sold its one third interest in screen advertiser, Val Morgan, for $6 million plus working capital with an additional amount payable if certain criteria are met. The added consideration has not been reflected in the results.

List of Sites & Screens – Exhibition Division – Continuing Operations [1]

	As at June 2003		Opened/ (Closed/Sold) During 2003/04		As at June 2004		To be Developed During 2004/05	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	71	573	(2)	(4)	69	569	2	30
Argentina	6	69	-	-	6	69	-	-
Czech Republic	2	22	-	-	2	22	-	-
Fiji	2	10	-	-	2	10	-	-
Greece	4	44	-	-	4	44	2	22
Italy	13	139	1	7	14	146	-	-
New Zealand	13	84	-	-	13	84	-	3
Singapore	8	58	-	-	8	58	-	-
Taiwan	6	73	1	5	7	78	-	-
United Kingdom	6	53	(1)	(12)	5	41	-	-
Total	**131**	**1,125**	**(1)**	**(4)**	**130**	**1,121**	**4**	**55**

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure. Not included in the above chart are 18 screens in 2 sites in Austria which has been treated as a discontinuing territory. During 2004/05 the sites and screens to be developed in Greece are replacement sites.

Film Distribution

Film Distribution had an excellent result for the year ended 30 June 2004 with profit before tax and significant items increasing by 56% from $9.3 million to $14.5 million.

This increase has been driven by the outstanding results achieved with the *The Lord of the Rings* and *The Matrix* franchises. Roadshow Entertainment enjoyed a year of unrivalled strength of product. DVD sales were up 76% compared to the same period last year. Roadshow is currently the number one distributor in the DVD arena with a 15.8% share of the value of the industry.

Film Production

Operating profit before tax and specific items for the Film Production division reduced from $11.0 million to a $0.8 million loss. This was due to the restructure of the division in February 2003, resulting in the elimination on consolidation of a portion of film production fee income, and an increase in interest expense on capital invested. The division released four films during the financial year compared to our target of 6 – 8. This was mainly due to the two sequels of *The Matrix* being released in May and November 2003.

Financing arrangements were completed satisfactorily during the year. The financiers have agreed to extend the revolving period of the US$900 million facility for a further 2 years, allowing drawdowns up until February 2008, with the debt now scheduled to be fully repaid by January 2012.

The release of *The Matrix Revolutions* in November 2003 and the performance of *Mystic River* were the highlights of the year for the Film Production division. *Mystic River* performed exceptionally well, winning both Academy Awards and Golden Globes for Best Actor (Sean Penn) and Best Supporting Actor (Tim Robbins), as well as receiving six Academy Award nominations including Best Picture, Best Actor and Best Director.

The underlying performance of the film portfolio remains in profit despite disappointing results from *Torque* and *Taking Lives*. The results from the recent North American release of *Catwoman* were disappointing, but it is expected that its international performances will be stronger. Film exploitation profits of $A18.9 million have been recognised in the June 2004 financial year. With all the costs associated with the restructure now having been incurred, it is expected that continuing strong underlying performances will be recorded in future years.

Looking ahead to the next 12 months, films set for release, or in production include *Ocean's Twelve,* the highly anticipated sequel to *Ocean's Eleven,* which we expect will be one of the biggest event movies of the year. Other films in production include *Miss Congeniality 2: Armed and Fabulous, Constantine* and *House of Wax*. *Charlie and the Chocolate Factory*, another highly anticipated film, has commenced principal photography and stars Johnny Depp as Willy Wonka. This film is expected to release in mid 2005.

Radio

Operating profit before tax and specific items for the radio division was marginally down (3.9%) on the previous corresponding period to $60.4 million, with reported EBITDA also down from $83.1 million last year to $78.9 million for the year ended 30 June 2004.

Whilst the result was lower than the previous corresponding period, it was achieved in an extremely competitive and crowded market and reflected an increased investment in new strategies to ensure continued market leadership.

During the year, the metropolitan commercial radio advertising market increased by 11.7% and Austereo continued to achieve advertising revenue in the Metropolitan market in excess of 40%. In a strong result in the year's final radio survey, Austereo held 42% of the under-40 audience and 38.5% of the 25-39 demographic. Austereo also clearly led all other competitors in the 25-54 demographic, with a 30.6% share.

Austereo's joint venture operations in Canberra and Newcastle both set new sales and profit records for the year. Offshore ventures in Malaysia and Greece continued to trade well. During the period Village Roadshow's shareholding in Austereo marginally increased to 59.91%.

Theme Parks

Operating profit before tax for the Theme parks division was in line with the prior year with both years reporting a profit of $11.5 million. For the 2004 financial year, this was a result of the equity accounting treatment for associated entities rather than trading conditions. Reported EBITDA was higher, from $20.8 million in the previous year to $24.0 million. Trading at the theme parks has been strong and only slightly offset by reduced trading at the Studios.

Attendance levels grew 10% to 3.4m compared to last year, which was largely as a result of a successful domestic marketing campaign. The international market still remained slightly soft for the theme parks with most Asian markets slowly returning after the devastating SARS outbreak last year.
Warner Bros. Movie World maintained attendance levels compared to the previous corresponding year, yet was able to achieve a 15% increase in operating profit through effective control of overheads. The Matrix exhibit was opened in September 2003.

Sea World attendances were up 10% and net profit was significantly higher due to cost reductions, and the opening of Shark Bay in April 2004.

Wet N Wild Water World achieved admissions growth of 11% and an increase in profitability of 17% over last year's result. This was driven by a surge in local visitors during the "Stay at Home" attitude of Australians cultivated from last year's SARS crises.

Sea World Nara Resort achieved an excellent result with growth of 5% in the room rate and occupancy at 73% compared to 64% in the previous year. Strong occupancy rates came as a result of higher domestic visitation and last year's refurbishment program.

Warner Roadshow Movie World Studios had a disappointing result due to the level of rentals of the stages and the higher $A. This was reflected in a 69% drop in profitability, however the Studios currently have a number of active productions including *House of Wax* and *World Wrestling Entertainment Marine.*

In July 2004 the Studios suffered a major fire in one of its eight sound stages. The fire destroyed the stage, but rebuilding has commenced and it is expected to be fully functional by the end of 2004.

CAPITAL MANAGEMENT

Dividend
Refer separate announcement made to Australian Stock Exchange Ltd. on this matter today.

Share Buy Back
During the financial year, VRL embarked on a restructure of its issued capital. Following the unsuccessful attempt to complete a scheme of arrangement to buy back all of the A Class Preference shares, VRL was able to complete a series of successful on market buybacks. The amount spent approximately equalled the payment that would have been required in the first year had the proposed scheme of arrangement been implemented.

During the year the Company bought back 140,086,114 A Class Preference Shares at a total cost of $169.0 million. This results in 110,129,033 A Class Preference shares remaining on issue.

During the year the Company also bought back 484,203 Ordinary shares at a cost of $0.9 million. Since 30 June 2004, the Company has bought back a further 23,005,797 Ordinary shares at a total cost of $45.3 million. This results in 211,413,107 Ordinary shares remaining on issue.

Annexure 3 - VRL's audited financial statements for the year ended 30 June 2004

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Report

Your Directors submit their report for the year ended 30 June 2004.

DIRECTORS
The names of the Directors of the Company in office during the financial year and until the date of this report are:

Directors:
Robert G. Kirby (Chairman)
John R. Kirby
Graham W. Burke
Peter E. Foo
Peter M. Harvie
William J. Conn
D. Barry Reardon
Peter D. Jonson

The qualifications, experience and special responsibilities of the Directors are disclosed on pages 5 and 6 of the Annual Report.

As at the date of this report, the relevant interests of the directors in the shares and options of the company and related bodies corporate were as follows:

Name of Director	Village Roadshow Corporation Limited		Village Roadshow Limited			Austereo Group Limited
	Ordinary Shares	Preference Shares	Ordinary Shares	Preference Shares	Ordinary Options	Ordinary Shares
Robert G. Kirby	6,878,706	41,972	118,619,515	-	-	251,562,594
John R. Kirby	6,878,706	41,972	118,619,515	-	-	251,616,054
Graham W. Burke	6,878,956	41,972	118,619,515	-	6,000,000	251,562,594
Peter E. Foo	-	-	-	-	-	-
Peter M. Harvie	-	-	257,400	242,900	-	1,030,001
William J. Conn	-	-	191,563	1,153,019	-	-
Peter D. Jonson	-	-	10,000	33,236	-	-
D. Barry Reardon	-	-	10,000	8,552	-	-

PRINCIPAL ACTIVITIES
The principal activities of the economic entity during the financial year were:

* Cinema Exhibition
* FM Radio Operations
* Film Production
* Theme Park Operations
* Film, DVD and Video Distribution

REVIEW OF OPERATIONS AND RESULTS
Profit from ordinary activities before tax was $99.4 million, an increase of 159% compared to the profit of $38.4 million for the previous corresponding period. After tax and outside equity interests, the net profit attributable to members of Village Roadshow Limited was $52.2 million, compared to a loss of $26.0 million in the previous corresponding period.

After excluding specific items and discontinuing operations, the attributable net profit for the period was $68.5 million (2003 $61.1 million).

Total assets of the group decreased by $441.4 million compared to 30 June 2003, which was mainly as a result of reductions in the net Film Library of $339.0 million, cash assets of $67.7 million and net property, plant & equipment of $29.2 million.

Revenues from ordinary activities and share of net profit of associates and joint venture entities increased by 24% to $2,257.7 million from the previous year's comparable revenue of $1,813.9 million. The increase was mainly due to the inclusion of a full year's revenue from Village Roadshow Films (BVI) Ltd. in the year ended 30 June 2004 compared to a five month contribution in the year ended 30 June 2003, which was partly offset by a reduction in revenues relating to specific items and discontinuing operations in the year ended 30 June 2004.

DIVIDENDS
The Directors do not recommend payment of a dividend. There were no dividends paid during the year.

EARNINGS PER SHARE
Basic earnings per share were 22.23 cents (2003 negative 11.06 cents) and before specific items and discontinuing operations, basic earnings per share were 29.17 cents (2003 25.96 cents). There were no potential ordinary shares that were dilutive in the years ended 30 June 2004 or 30 June 2003.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS
Total shareholders' equity of the economic entity decreased by $129.3 million to $948.7 million during the year. This was attributable to decreases in share capital of $169.9 million (mainly related to the buybacks of A Class Preference shares), partly offset by increases in retained profits of $10.0 million, reserves of $29.1 million and outside equity interests of $1.5 million.

Retained profits increased by $10.0 million mainly as a result of the net profit of $52.2 million, partly offset by transfers from the foreign currency translation reserve of negative $42.8 million (in relation to realised losses that had been taken up in that reserve prior to realisation). The foreign currency translation reserve increased by $29.1 million mainly as a result of the transfer of realised losses of $42.8 million to retained profits.

EVENTS SUBSEQUENT TO REPORTING DATE
Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

Subsequent to 30 June 2004, in accordance with a notification to Australian Stock Exchange Ltd. on 16 June 2004, Village Roadshow Ltd. bought back a further 23,005,797 Ordinary shares on market, for a total consideration of $45,306,943. This was in addition to the 484,203 Ordinary shares bought back prior to 30 June 2004.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS
It is anticipated that the economic entity's diversified businesses will continue to operate profitably.

SHARE OPTIONS
Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 20 of the Financial Report. Details of share and option transactions in relation to Directors of the economic entity are set out in Note 26 of the Financial Report.

INDEMNIFYING AND INSURANCE OF OFFICERS AND AUDITORS
Since the commencement of the financial year, the Company has not, in respect of any person who is or has been an officer or auditor of the Company or related body corporate, indemnified or made any relevant agreement for indemnifying against a liability (including costs and expenses incurred in successfully defending legal proceedings) incurred as an officer or auditor, nor has the Company paid or agreed to pay a premium for insurance against any such liabilities incurred as an officer or auditor other than an un-allocated group insurance premium of $947,495 (2003 $560,195) which has been paid to insure each of the Directors and secretaries of the Company against any liabilities for costs and expenses incurred in defending any legal proceedings arising out of their conduct as officers of the Company or related body corporate, other than conduct involving wilful breach of duty.

CORPORATE GOVERNANCE STATEMENT
The statement set out on pages 7 to 12 of the Annual Report summarises the Company's key corporate governance practices that were in place during the financial year.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS
The Remuneration Committee of the Board of Directors is responsible for determining compensation arrangements for the Directors. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions (with the assistance of external consultants) with the overall objective of ensuring maximum shareholder benefits from the attraction and retention of a high quality Board. The Chairman, Deputy Chairman, Managing Director and *Finance Director are responsible for determining the compensation arrangements for senior executives using similar criteria.*

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of Executive Directors' emoluments to the Company's financial and operational performance. All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth and other performance indicators.

The total cash remuneration of independent directors (being directors' fees not paid to anyone in an executive capacity) is distinguished from that of executive directors and is approved in aggregate by shareholders in general meetings from time to time.

The income paid or payable, or otherwise made available in respect of the financial year to all Directors of Village Roadshow Limited, directly or indirectly, from the entity or any related party was as follows:

Name of Director	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	Equity-based Compensation $	**Total 2003/2004 $**	Total 2002/2003 $
Robert G. Kirby	1, 5	1,190,160	298,700	91,149	200,279	-	**1,780,288**	1,672,970
John R. Kirby	1, 5	1,190,160	298,700	91,149	193,223	-	**1,773,232**	1,701,702
Graham W. Burke	1, 3, 5	1,190,160	298,700	91,149	176,031	222,626	**1,978,666**	1,953,934
Peter E. Foo		1,063,246	496,000	34,254	46,268	-	**1,639,768**	1,380,443
Peter M. Harvie	2,4	585,792	100,000	25,000	81,363	-	**792,155**	685,110
William J. Conn		88,072	-	7,928	-	-	**96,000**	96,000
Peter D. Jonson		66,056	-	5,944	20,813	-	**92,813**	88,739
D. Barry Reardon		126,000	-	-	-	-	**126,000**	174,513

Notes:
1. Bonus amounts represent 2003/04 bonus due and payable. Director bonuses are calculated by reference to a cash flow return on investment measure together with a formula to reward superior weighted average share price and market capitalisation growth.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position.
3. In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke. Two million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The above options were granted in accordance with the terms of Mr. Burke's Employment Contract dated November 2000. Refer to option valuation disclosures below.
4. Includes non-monetary benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.
5. With effect from 1 July 2004, the Remuneration Committee of the Board of Directors approved an increase in Base Salary for each of Messrs R.G. Kirby, J.R. Kirby and G.W. Burke to $1,550,000 per annum.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS (continued)

The income paid or payable, or otherwise made available in respect of the financial year, to the 5 most highly paid executive officers of the Company, directly or indirectly, from the entity or any related party was as follows:

Name of Executive Officer	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	Termination Payment $	**Total 2003/2004 $**	Total 2002/2003 $
Gregory Basser	1,5	1,132,266	250,000	36,754	7,435	-	**1,426,455**	1,732,063
Tony N. Pane		956,178	250,000	11,002	-	-	**1,217,180**	1,171,971
Simon T. Phillipson		374,447	200,000	33,675	9,260	-	**617,382**	580,953
Philip S. Leggo		360,508	140,000	32,419	56,951	-	**589,878**	528,028
Julie E. Raffe		277,648	140,000	24,938	97,639	-	**540,225**	465,816

The income paid or payable, or otherwise made available in respect of the financial year, to the 5 most highly paid executive officers of the Village Roadshow Limited consolidated entity, directly or indirectly, from the entity or any related party was as follows:

Name of Executive Officer	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	Termination Payment $	**Total 2003/2004 $**	Total 2002/2003 $
Bruce Berman	3	1,961,460	-	38,231	61,469	-	**2,061,160**	2,774,978
Brian L. Bickmore	2, 4,5	363,431	75,000	8,017	40,036	1,535,373	**2,021,857**	833,931
Gregory Basser	1,5	1,132,266	250,000	36,754	7,435	-	**1,426,455**	1,732,063
Tony N. Pane		956,178	250,000	11,002	-	-	**1,217,180**	1,171,971
Steven Krone	3,5	824,588	262,369	38,231	57,973	-	**1,183,161**	1,238,984

Notes:
1. Bonus amount relates to amounts paid pursuant to discretionary consulting agreement.
2. Amounts paid by Austereo Group Limited in relation to Executive position.
3. Amounts paid by Village Roadshow Pictures Entertainment Inc in relation to Executive positions.
4. Includes annual and long service leave entitlements together with executive retirement payment and non-compete termination payment.
5. Includes non-monetary benefit for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans as appropriate.

In the opinion of Directors, remuneration paid to Directors and senior executives is considered reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive.

The various share and option interests of all Directors of the Company at the date of this report are set out above.

Option valuation methodology

The Company has used the fair value measurement provisions of AASB 1046 "Director and Executive Disclosures for Disclosing Entities" and the pending AASB 2 "Share-based Payment" prospectively for all options granted to directors and relevant executives, which have not vested as at 1 July 2003. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e. forfeitures).

From 1 July 2003, options granted as part of director and executive emoluments have been valued using the Black Scholes option-pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. See below for further details.

The fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used for grants made on 15 May 2001:

Expected volatility: 30%
Historical volatility: 30%
Risk-free interest rate: 5.53% (options vesting 15 May 2004) and 5.66% for the remainder
Expected life of options: 5 years (options vesting 15 May 2004) and 6 years for the remainder

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The resulting fair values per option for those options vesting after 1 July 2003 are:

Number of options	Grant date	Vesting date	Fair value
2,000,000	15 May 2001	15 May 2004	$0.172
2,000,000	15 May 2001	15 May 2005	$0.152
2,000,000	15 May 2001	15 May 2006	$0.107

Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $222,626 for the 2004 financial year (2003: $233,287). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

DIRECTORS' MEETINGS

The following statement sets out the attendance of Directors at formal Directors' meetings and committee of Directors' meetings held during the period the Director held office:

Name of Director	Number of Meetings Held While in Office				Number of Meetings Attended			
	Formal	Audit	Remuneration	Nomination	Formal	Audit	Remuneration	Nomination
Graham W.Burke	10	-	2	-	10	-	2	-
William J. Conn	10	2	2	1	9	2	2	1
Peter E. Foo	10	-	-	-	10	-	-	-
Peter M. Harvie	10	-	-	-	7	-	-	-
Peter D. Jonson	10	2	-	-	9	2	-	-
John R. Kirby	10	-	-	1	9	-	-	1
Robert G. Kirby	10	-	-	-	9	-	-	-
D. Barry Reardon	10	2	2	1	7	2	2	1

Informal procedural meetings attended by a minimum quorum of three Directors to facilitate document execution and incidental matters are not included in determining the number of Directors' meetings held.

TAX CONSOLIDATION

A description of the economic entity's position in relation to Australian Tax Consolidation legislation is set out in Note 4 of the Financial Report.

ROUNDING

The amounts contained in this report and in the financial statements have been rounded (where applicable) to the nearest thousand dollars under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors at Melbourne this 3rd day of September 2004.

Signed) G.W. Burke
) Director

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Profiles

Robert G Kirby
Chairman, Executive Director, Age 53

First joined the Board in August 1988, reappointed July 2001

Holds a Bachelor of Commerce with 30 years experience in the entertainment and media industry. Through the launch of Roadshow Home Video, Mr. Kirby was the driving force behind the Australian video revolution of the 1980's and 1990's. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Director Austereo Group Limited and Chairman of Village Roadshow Corporation Limited. Currently Deputy Chairman of Peter MacCallum Cancer Foundation and Member of Patrons Council, Epilepsy Foundation, and Patron of Victorian Arts Centre.

Member Executive Committee
Chairman Nomination Committee

John R Kirby
Deputy Chairman, Executive Director, Age 57

Member of the Board since August 1988

Holds a Bachelor of Economics and is a Certified Practising Accountant with over 30 years experience in the industry. Deputy Chairman of Village Roadshow Limited 1994 to 1998, and from May 2002. Chairman Village Roadshow Limited 1990 to 1994 and 1999 to 2002. Director, Austereo Group Limited, Sea World Management Limited and Village Roadshow Corporation Limited.

Member Executive Committee

Graham W Burke
Managing Director, Executive Director, Age 62

Member of the Board and Managing Director since September 1988

Managing Director Village Roadshow Limited, a position he has held since 1988 with unrivalled experience in the entertainment and media industries. Mr Burke has been one of the strategic and creative forces behind Village Roadshow's development and founded Roadshow Distributors with Roc Kirby. He was also a founding director of radio station 2Day FM, and spent four years as the original Commissioner of the Australian Film Commission. Director Austereo Group Limited, Sea World Management Limited and Village Roadshow Corporation Limited.

Chairman Executive Committee
Member Remuneration Committee

Peter E Foo
Finance Director, Executive Director, Age 49

Member of the Board since February 1998

Holds a Bachelor of Economics with 25 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and has served as Finance Director since 1998. Director Austereo Group Limited, Sea World Management Limited and all Village Roadshow's major subsidiaries.

Member Executive Committee

Peter M Harvie
Executive Director, Age 65

Member of the Board since June 2000

Executive Chairman, Austereo Group Limited with over 45 years experience in the advertising, marketing and media industries. First entered radio in 1993 as Managing Director of the Triple M network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of Clemenger Harvie from 1974 to 1993. Serves on the Board of other Austereo joint ventures and is a Director, Mazda Foundation Limited and Art Exhibitions Australia Limited.

Member Executive Committee

William J Conn
Independent Non-Executive Director, Age 58

Member of the Board since March 1992

Holds a Bachelor of Commerce (Hons) from the University of Melbourne and a MBA from Columbia University. Mr Conn has over 35 years experience in investment banking with Potter Warburg Limited and McIntosh Securities Limited. He is Chairman of Grand Hotel Group, Palm Springs Limited and the Foundation for Young Australians. He is Director of the National Academy of Music and is a consultant to Merrill Lynch International (Australia) Limited.

Chairman Audit Committee
Chairman Remuneration Committee
Member Nomination Committee

Peter D Jonson
Independent Non-Executive Director, Age 58

Member of the Board since January 2001

Holds a Bachelor of Commerce and Master of Arts Ph D from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services; and Chairman, ANZ Funds Management. Currently Chair of Australian Institute for Commercialisation Ltd and Cooperative Research Centre for Microtechnology and its subsidiary companies. Serves on the Boards of other companies including Sequoia Capital Management Ltd and Pro Medicus Ltd.

Member Audit Committee

D Barry Reardon
Independent Non-Executive Director, Age 73

Member of the Board since March 1999

Holds a Bachelor of Arts, Holy Cross College and MBA, Trinity College. Over 30 years in the motion picture business. Currently Executive Vice President and Assistant to the President, Paramount Pictures. Between 1978 and 1999, Mr Reardon held the positions of Executive Vice President, General Cinema Theatres and President, Warner Bros. Distribution. Serves on the board of various United States companies and organisations and is a Director of Village Roadshow Pictures International Pty Ltd.

Member Audit Committee
Member Remuneration Committee
Member Nomination Committee

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Corporate Governance Statement

The following statement sets out a summary of the Company's corporate governance practices that were in place during the financial year in accordance with Listing Rule 4.10.3 and how those practices relate to the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Stock Exchange Corporate Governance Council ("ASX Recommendations").

In ensuring the highest standards of ethical behaviour and accountability, the Board has included in its corporate governance policies those matters contained in the ASX Recommendations where applicable. However, the Board also recognises that full adoption of the above ASX Recommendations may not be practical nor provide the optimal result given the particular circumstances and structure of the Company.

Board of Directors – Role and Responsibilities
The role of the Board is to provide leadership and direction to management and to agree with management the aims, strategies and policies of the Company. It is also responsible for the overall corporate governance of the Company.

In particular, the functions and responsibilities of the Board include:

- Final approval of corporate strategy and performance objectives;
- Reviewing and ratifying of the risk management and internal control framework, codes of conduct and legal and other internal compliance programs;
- Approval and monitoring of significant capital expenditure, capital management, acquisitions and divestitures in excess of A$10m;
- Approval and monitoring of significant financial and other reporting;
- Appointment and removal of the Managing Director; and
- Monitoring compliance with corporate governance policies and assessing the appropriateness and adequacy of corporate governance policies and implementing changes or additions that are deemed fitting.

In fulfilling this responsibility the Board is supported by a number of committees whose composition is reviewed periodically. All Board Committees provide recommendations to the Board however the Executive Committee has specific powers delegated to it by the Board. With the exception of the Executive Committee, all Committees shall comprise a majority of Independent Directors and shall be suitably resourced.

Board of Directors – Composition and Membership
The composition of the Board is determined in accordance with the following principles:

- The Board shall comprise at least six Directors with an appropriate balance of Executive, Independent and Shareholder Directors, the definitions of which are:

  Executive Director — one in full time employment by the Company, either directly or through a consultancy;

  Independent Director — one who is not a substantial shareholder or associated directly with a substantial shareholder, is non-executive and is not or has not been employed in an executive capacity nor principal of a material professional advisor or consultant within the last 2 years, is not a material supplier or customer, has no material contractual relationship other than as a director, is free from any interest or business or relationship which could reasonably be perceived to materially interfere with the director's ability to act in the best interests of the Company and who derives minimal or zero income (excluding Directors' Fees) from the Company compared to income from other sources;

  Shareholder Director — one with a prescribed direct, indirect or representative shareholding interest exceeding 5% of the total issued ordinary capital of the Company;

- The Board shall comprise Directors with an appropriate range of qualifications and specific industry expertise that will enable them to make a contribution to the deliberations of the Board.

- The Board shall meet at least six times per year. Meeting guidelines ensure that Directors are provided with all necessary information to participate fully in an informed discussion of all agenda items.

- Informal meetings of Independent Directors are held to discuss matters of mutual interest when necessary.

During the financial year the names of each Director, their respective role, appointment date and classification were:

Name	Role	Appointed	Classification
Robert G. Kirby	Chairman	July 2001	Shareholder, Executive
John R. Kirby	Deputy Chairman	August 1988	Shareholder, Executive
Graham W. Burke	Managing Director	September 1988	Shareholder, Executive
Peter E. Foo	Finance Director	February 1998	Executive
Peter M. Harvie	Executive Director	June 2000	Executive
William J. Conn	Non-executive Director	March 1992	Independent *
D. Barry Reardon	Non-executive Director	March 1999	Independent
Peter D. Jonson	Non-executive Director	January 2001	Independent

* Mr. Conn meets 6 of the 7 'independence' criteria as defined in Box 2.1 of the ASX Recommendations. Notwithstanding Mr. Conn has served as a Director for over 12 years, the Company does not consider that Mr. Conn's tenure on the Board of the Company in any way adversely impacts on his independence.

The Company's constitution sets out the procedures to be followed regarding:

- the appointment, number and rotation of the Directors;
- the appointment of the Managing Director; and
- procedures for Directors' meetings, including voting.

Membership of the Board is the exclusive responsibility of the full Board of Directors, subject to the approval of the Company's shareholders in general meeting, based on recommendations from the Nomination Committee.

A formal Letter of Appointment is provided to incoming Directors together with such appropriate induction as may be required by the incoming Director.

All Directors have access to the Company Secretary and are entitled to seek independent professional advice at the Company's expense, subject to the prior approval of the Chairperson, such approval not to be unreasonably withheld.

The Chairperson of the Company is determined by the Board of Directors, recognising the Company's ownership structure. In addition, the Board is comprised of a majority of Executive Directors. These matters are at variance to ASX Recommendations 2.1 and 2.2.

The Board is of the opinion that the executive roles of the Shareholder Directors (including the Chairperson) in the day to day operations of the Company adds value to the Company due to their material financial commitment and considerable experience in the Company's businesses. Notwithstanding the number of Independent Directors presently on the Board, the Company considers that there is adequate monitoring of the Executive Directors.

Audit Committee
The Company established an Audit Committee in 1991. In accordance with its Charter, all 3 members of the Audit Committee are Independent Directors with appropriate skills, expertise and experience. The Chairperson of the Audit Committee is an Independent Director who is not the chairperson of the Board. The Audit Committee reports directly to the Board.
The role and responsibilities of the Audit Committee includes:

- Reviewing all external reporting (published financial statements including interim statements and year-end audited statements, preliminary announcement of results prior to publication) with management and the external auditors prior to their approval by the Board, focusing in particular on:
  - Significant changes in accounting policies and practices;
  - Major judgmental areas and significant audit adjustments;
  - Adequacy and reliability of financial information provided to shareholders; and
  - Compliance with Statutory and Australian Stock Exchange reporting requirements;
- Discussing any matters arising from the audit with the external auditor;
- From 2003, seeking written representations from the Managing Director and Finance Director that the Company's financial reports present a true and fair view in all material respects of the Company's financial condition and operational results and are in accordance with relevant accounting standards;
- Reviewing the nomination, performance, independence and competence of the external auditor - Ernst & Young were appointed on 12 April 1989 and the audit partner was rotated off following completion of the 2003 financial year end audit;
- Approving the Internal Audit plan bi-annually and assessing the performance of the internal audit function;
- Receiving reports from the Corporate Governance and Compliance Committee and to assess the adequacy and effectiveness of the financial internal control framework and risk management procedures; and
- Discussing the scope and effectiveness of the audit with the external auditor.

During the financial year the Audit Committee comprised the following members with their respective appointment dates:

William J. Conn	August 1992	Chairman, Independent Director
D. Barry Reardon	April 2000	Independent Director
Peter D. Jonson	February 2001	Independent Director

The Audit Committee meets at least twice per year and the minutes of the Committee are provided to all Directors of the Company.

The Committee invites the audit partner to its meetings and senior Company executives as required. In addition the Audit Committee meets at least twice a year with the external auditor without management being present and the auditor is provided with the opportunity, at their request, to meet the Board of Directors without management being present.

Nomination Committee
The Company established a Nomination Committee in 1998. Prior to this, membership of and nominations to the Board had been the exclusive responsibility of the Board. In accordance with its Charter, the 3 members of the Nomination Committee include the Chairperson of the Company and comprise a majority of Independent Directors.

The role of the Nomination Committee is to monitor the composition of the Board in light of corporate governance best practice, and to periodically make recommendations to the full Board.

The responsibilities of the Nomination Committee include recommending new nominees to the Board, taking into account the required skill set, relevant industry expertise and experience of potential candidates to complement that of existing Board members. Consideration is also given to the size and shareholder structure of the Company such that an incoming director would be able to make an overall positive contribution to the deliberations of the Board without adversely impacting on efficient decision making by the Board as a whole.

During the financial year the Nomination Committee comprised the following members with their respective appointment dates:

Robert G. Kirby	May 2002	Chairman
William J. Conn	July 1998	Independent Director
D. Barry Reardon	April 2000	Independent Director

The Nomination Committee meets at least annually and the Board is appraised by the Chairperson as appropriate on any relevant developments. The Board has recognised that based on its size and composition, a formal committee structure and procedures may not be optimal, and accordingly, the Nomination Committee may meet informally, on a 'needs' basis as and when a suitable candidate may be available for nomination.

Given the Company's ownership structure and the composition of the Board, the assessment of the Board's overall performance and its own succession plan has been previously conducted informally by the Chairperson and Directors on an ad hoc basis. In August 2004 a formal evaluation process under the guidance of the Nomination Committee has been undertaken. Whilst this is at variance to ASX Recommendation 8.1 for the financial year ended June 2004, the Directors consider that at the date of this report an appropriate and adequate evaluation of Directors has been implemented.

Executive Committee

In 1990 the Board established an Executive Committee which monitors and reports on the major risks affecting each business segment and develops, subject to approval of the full Board, strategies to mitigate these risks. The Executive Committee deals with all other matters apart from those matters specifically reserved for the Board, or its Audit Committee, Nomination Committee and Remuneration Committee.

The key functions and responsibilities of this Executive Committee include:

- Development of the strategic plan which encompasses the Company's vision, mission and strategy statements and stakeholders' needs;
- Implementation of operating plans and budgets by management and monitoring progress against budget as well as monitoring all significant areas of the business;
- Approval and monitoring of capital expenditure, capital management, acquisitions and divestitures, and approval of contracts less than A$10m;
- Establishment of committees to monitor and report on all aspects of risk management including environmental issues and health and safety matters;
- Review cash flow projections and gearing;
- Treasury responsibility including advising the Board on liquidity, currency and interest rate risk and credit policies; and
- Review the Company's code of conduct and corporate governance compliance.

The Management of the Company's various business segments annually bring to the Executive Committee detailed budget proposals for consideration, the final consolidated version of which is submitted to the full Board of Directors in May each year.

The Executive Committee and various Divisional Boards of the Company's subsidiaries and associates derive their mandate and operate in accordance with the Group's formal Delegation of Authority document. The Delegation of Authority document is reviewed and updated on an annual basis, with major changes approved by the Board.

During the financial year the members of this Committee were:

Graham W. Burke	(Chairperson)	Robert G. Kirby	John R. Kirby
Peter E. Foo	Peter M. Harvie	Philip S. Leggo	Julie E. Raffe
Gregory Basser	Simon T. Phillipson	Tony N. Pane	Stuart Boxer
Tim Carroll			

The Executive Committee meets at frequent intervals.

Remuneration Committee

The Company established a Remuneration Committee in April 1994. The Committee's Charter provides for the review of remuneration of the Company's Executive Directors, including any equity participation by such Executive Directors.

The Committee comprises 3 Directors, the majority of whom are Independent Directors. The Committee invites senior management to meetings when requiring input on management and divisional performance.

The Committee makes recommendations on the remuneration of the Executive Directors with the overall objective of motivating and appropriately rewarding performance. The recommendations are made in line with the Company's present circumstances and goals to ensure maximum shareholder benefits from the attraction and retention of a high quality Board and senior management team.

The Chairman, Deputy Chairman, Managing Director and Finance Director are responsible for determining the compensation arrangements for senior divisional and corporate executives using similar criteria. The Remuneration Committee is kept informed of any major amendments to remuneration arrangements for senior divisional and corporate executives.

Whilst for the financial year ended June 2004 this is at variance to ASX Recommendation 9.1 - which recommends the Remuneration Committee be responsible for the remuneration overview for all senior executives - the Company believes it has had an adequate review process in place. However from August 2004 the Committee will include a review of all future material changes to senior divisional and corporate executives' remuneration, as recommended by the Executive Directors, so as to be in full compliance with ASX Recommendation 9.1.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Corporate Governance Statement continued

The Company and the Committee periodically obtain independent advice from external consultants and utilise benchmarks from comparable organisations.

At the commencement of each year the Executive Directors will submit a business plan for the forthcoming year to the Remuneration Committee for review and adoption. This will be the basis of reviewing performance at the end of the year.

All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met based on achievement of key executive performance criteria and Company performance in relation to profitability, cash flow, share price growth and other performance indicators.

The Company considers that the remuneration paid to Directors and senior executives is reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive.

When there is a material or significant variation in the remuneration arrangements of the Company's Executive Directors, as appropriate, this is promptly disclosed to the Australian Stock Exchange under the Company's continuous disclosure policy.

The Committee meets at least twice per year.

During the financial year the Remuneration Committee comprised the following members with their respective appointment dates:

William J. Conn	April 1994	Chairman, Independent Director
D. Barry Reardon	August 1999	Independent Director
Graham W. Burke	April 2000	Managing Director.

Mr. Burke absents himself from any meeting of the Committee where his own remuneration is to be discussed.

The total cash remuneration of Independent Directors (being Directors' Fees not paid to anyone in an Executive capacity), is distinguished from that of Executive Directors and is approved in aggregate by shareholders in general meeting from time to time. Independent Directors receive $60,000 per annum plus $12,000 per annum for each Board Committee on which they serve, payable quarterly in arrears. In addition, Independent Directors may receive additional fees for serving on the Boards of subsidiary companies.

The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which are included as part of their total Director's Fee remuneration.

In addition, the Company encourages Executive and Non-executive Directors to hold shares in the Company. Subject to any necessary approvals as may be required by law or ASX Listing Rules, Directors may be invited from time to time to participate in share and option plans offered by the Company.

The various share and option entitlements of all Directors and any changes are advised to the Australian Stock Exchange in accordance with the Listing Rules and Corporations Act 2001 requirements and are set out in the Directors' Report.

Shareholder Meetings and Communication
The Company's constitution sets out the procedures to be followed regarding:

- The convening of meetings;
- The form and requirements of the notice;
- Chairperson and quorums;
- Voting procedures, proxies, representatives and polls.

Notices of meetings of shareholders will comply with all legal requirements and current best practice guidelines and the format of resolutions will be clear, concise and in plain English. Distinctly separate issues will be presented in separate motions and only combined into one resolution where the subject matter requires it to be so presented.

The format of proxies will be such that shareholders will be able to clearly indicate their voting intentions and full directions on the completion of proxies will be contained in both the proxy form itself and in the notice of meeting, including any relevant voting exclusion statements.

The Directors believe that, in accordance with the Company's constitution, voting by shareholders should be determined firstly on a show of hands of those present at the meeting and by poll where requested by shareholders or by the Chairperson. The constitution sets out the circumstances in which a poll may be called by the Chairperson or by shareholders whether present in person or by proxy or by representative.

The Chairperson of meetings of shareholders shall allow a reasonable opportunity for shareholders to ask questions on those matters on the agenda that are before shareholders for consideration and to enable informed participation and voting by shareholders in the meeting.

In addition, the external auditor shall attend the Company's annual general meeting and be available to answer questions about the conduct of the audit and the auditor's report on the Company's financial statements. This will include any written questions forwarded to the Company more than one week prior to the meeting.

The Company is supportive of developments by the share registry industry to facilitate the option of electronic communication with shareholders, and will monitor progress in this area.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Corporate Governance Statement continued

The Company established a corporate website at www.villageroadshow.com.au in 1999 which contains relevant information for shareholders about the Company, its operations, corporate profile, structure and other supporting information including from July 2004 reporting against the ASX Recommendations in a clearly marked corporate governance section. In addition shareholders can email queries to the Company through the website, or by facsimile, by mail or by telephone.

Continuous Disclosure
The Directors ensure that the market is fully informed on a timely basis of all material, price sensitive information regarding the Company. In support of this objective, the Company has procedures in place to ensure that it meets its reporting and continuous disclosure obligations.

In this regard, the Company supports the ASX Recommendation 5.1 and Australian Securities and Investment Commission's "Better Disclosure for Investors" guidance principles and believes its practices are consistent with these guidance principles.

The Company Secretaries are the Company's nominated Communications Officers for liaising with the Australian Stock Exchange and are responsible for ensuring the Company's compliance with its legal and Stock Exchange reporting and disclosure obligations.

No communication is permitted to any external third party about an announcement until confirmation that the communication has been released to the market has been received from the Australian Stock Exchange. Once confirmation has been received, the Company provides a copy of its release on its corporate website as soon as possible.

Communication by the Company with external parties is the responsibility of a limited number of authorised spokespersons to ensure the consistency of information provided and to safeguard against inadvertent disclosure of price sensitive information. All communications are monitored by the Communication Officers to ensure that no material information has been inadvertently released.

In particular, the Communications Officers ensure that no price sensitive information is provided in discussions with broking analysts, investors or to the media unless it has first been released through the Australian Stock Exchange.

Corporate Code of Conduct
The Board of Directors insist on the highest ethical standards from all officers and employees of the Company and are vigilant to ensure appropriate corporate professional conduct at all times.

Standards setting out the Company's Code of Conduct by which employees are expected to act are contained in the Employee Guide and formal contracts and letters of employment. They include:

- Insider trading and employee security trading;
- Conflicts of interest;
- Use of market power and pricing practices;
- Confidentiality and Privacy Policy;
- Compliance with Laws and Regulations;
- Employment practices including Occupational Health & Safety; and
- Maintenance, quality and safety of goods and services.

All Directors and managers have an obligation to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company.

All purchases of major consumables are obtained by all business segments of the Company by a periodic competitive tendering process.

Certain inter-company arrangements have been entered into between the Company and Austereo Group Limited ("Austereo"). Historically the Company and Austereo have maintained various financial and administrative arrangements and have regularly engaged in transactions with each other and their respective affiliates.

This relationship is governed by the Intercompany Agreement dated 19 January 2001 between the Company and Austereo. The Intercompany Agreement specifically states that it is the intention of both parties that the relationship between them and their respective affiliates prior to Austereo's listing on ASX will continue on the same basis while the Company continues to hold a controlling interest in Austereo.

The Intercompany Agreement requires each party to make services available to the other, either without charge, on a reduced cost basis or on a recharge basis, depending on how such services were provided prior to listing. Where costs are to be recharged, the charge is to be determined in accordance with established accounting principles, and failing agreement, the dispute will be referred to an independent person appointed by the President of the Law Institute of Victoria whose decision shall be final in determining the quantum of costs to be allocated.

In respect of the Intercompany Agreement and all other matters between the Company and Austereo, the Directors will be required to comply with the requirements of the Company's constitution and the Corporations Act 2001 governing any conflicts of interest that may arise.

Securities Trading Policy
All Directors have a written contractual obligation to the Company to immediately advise the Company of all changes to their interests in shares, options and debentures, if any, in the Company and its associates for the timely reporting of any changes to the Australian Stock Exchange by the Company Secretaries.

In addition to all Directors of the Company, all members of the Executive Committee and other key corporate and divisional executives of the Village Roadshow group who are involved in material transactions concerning the Company are included in the definition of "Designated Officers". These Designated Officers are precluded from dealing in securities of the Company during the periods 31 December to release of the half year profit announcement and 30 June to the release of the full financial year end profit announcement.

Outside of those periods, no Designated Officers may deal in securities of the Company when in possession of any information which, if made publicly available, could reasonably be expected to materially affect the price of the Company's securities, whether upwards or downwards. Legal advice will be obtained by the Company Secretary on behalf of the Designated Officers in circumstances where any doubt exists.

All Directors of the Company, and of the Village Roadshow group of companies including Austereo ('the Group'), are required to provide a standing notice, updated as appropriate, giving details of the nature and extent of their 'material personal interests' in the affairs of the Company and Group upon appointment as a Director. All notices are tabled and recorded in the minutes of each Directors' meeting and entered into a register which is open for inspection by all Directors and is available to all future incoming directors.

Risk Management
The Board is responsible for the approval and review of the group's risk management and internal controls framework and policies in accordance with its Group Risk Management policy. However management of operational risk and the implementation of appropriate controls to mitigate such risks is the responsibility of management.

To assist the Board in discharging its responsibilities in relation to risk management, the Board has delegated the control of risk management to the Audit Committee in accordance with its Charter.

The Company's formal Risk Management Methodology incorporates a holistic and structured approach to the identification and mitigation of business risks by key business units. This risk approach covers strategic, operational and financial risks of each strategic business unit and accountability for managing such risks rests with the CEO and CFO of each business unit, including Corporate Head Office. In accordance with the Risk Management Methodology, which was adopted by the Audit Committee in 1998, formal risk assessments are conducted twice a year, in June and December, with reporting to the Audit Committee on major risks and action plans.

The Company is progressing with the completion of the Business Impact Analysis and Risk Assessment of its Business Continuity Management project with a view to reducing the risk of business disruption arising from its dependency on building infrastructure and IT&T systems and services to a pragmatic and acceptable level. In addition independent Occupational Health and Safety Compliance Reviews are conducted on an annual basis in key businesses within the Company.

The Company's financial structure includes a number of covenants to various lenders, requiring a structured level of monitoring and management to ensure compliance. The Company's Treasury Risk Policy articulates the recognition, measurement and management of interest rate risks, foreign exchange exposures, hedging, credit risk, liquidity levels and monitoring of economic and financial conditions. The parameters of the Treasury Risk Management Policy are periodically reviewed by the Audit Committee to ensure the Policy addresses current issues.

The Company's Group Internal Audit function, which is totally independent of all operating business units, performs regular reviews on significant areas of risk within business units to ensure that the internal control framework is adequate and remains effective. In addition, reviews by Internal Audit also monitor internal compliance with policies adopted by the Board including strict compliance to the Group Delegation of Authority policy document.

The Internal Audit Plan is approved six monthly at Audit Committee meetings. A summary of major audit findings, and control weaknesses not adequately addressed by management, is reported directly to the Audit Committee.

Effective July 2003, the Company established a Corporate Governance and Compliance Committee to monitor the implementation and effectiveness of sound governance policies and procedures across the Group in line with ASX Recommendations. Such policies and procedures include the risk management and internal controls framework, the code of conduct and the compliance process adopted by management.

The responsibilities of the Committee include the formulation of annual Compliance Programs for Audit Committee approval and the co-ordination and monitoring of such programs to ensure timely implementation and review. The Committee will report on all material aspects to the Audit Committee and to the Managing Director and Finance Director on the effectiveness of compliance programs.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Financial Performance
FOR THE YEAR ENDED 30 JUNE 2004

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
Revenues from ordinary activities	(2)	2,226,463	1,774,711	65,362	90,292
Expenses from ordinary activities excluding borrowing costs expense	(2)	(2,082,193)	(1,728,730)	(48,126)	(56,168)
Borrowing costs expense	(2)	(76,091)	(46,757)	(4,054)	(4,853)
Share of net profits of associates and joint ventures accounted for using the equity method	(2)	31,215	39,219	-	-
Profit from ordinary activities before income tax expense		99,394	38,443	13,182	29,271
Income tax revenue (expense)	(4)	(30,425)	(49,909)	8,053	-
Net profit (loss) after income tax expense		68,969	(11,466)	21,235	29,271
Profit (loss) attributable to outside equity interest		16,752	14,550	-	-
Net profit (loss) attributable to members of Village Roadshow Limited		52,217	(26,016)	21,235	29,271
Net exchange difference on translation of accounts and net investments in foreign controlled and associated entities	(21)	(13,652)	(72,417)	859	2,334
Net increase in capital profits reserve	(21)	20	58	-	-
Other revenue, expense and initial adjustments recognised directly in equity	(21)	555	3,557	-	-
Total revenues, expenses and valuation adjustments attributable to members of Village Roadshow Limited and recognised directly in equity		(13,077)	(68,802)	859	2,334
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Village Roadshow Limited		39,140	(94,818)	22,094	31,605
Basic earnings per share (cents per share)	(3)	22.23	(11.06)		
Diluted earnings per share (cents per share)		22.23	(11.06)		

Additional Disclosures - Dissection of Continuing & Discontinuing Results

	Continuing Operations 2004 $'000	Continuing Operations 2003 $'000	Discontinuing Operations 2004 $'000	Discontinuing Operations 2003 $'000	Consolidated 2004 $'000	Consolidated 2003 $'000
Profit (loss) from ordinary activities before income tax expense	110,827	(23,334)	(11,433)	61,777	99,394	38,443
Income tax revenue (expense)	(30,425)	(53,331)	-	3,422	(30,425)	(49,909)
Net profit (loss) after income tax	80,402	(76,665)	(11,433)	65,199	68,969	(11,466)
Profit (loss) attributable to outside equity interest	16,752	17,227	-	(2,677)	16,752	14,550
Net profit (loss) attributable to members of Village Roadshow Limited (note 2)	63,650	(93,892)	(11,433)	67,876	52,217	(26,016)

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Financial Position
AS AT 30 JUNE 2004

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
CURRENT ASSETS					
Cash assets	(6)	110,076	177,730	32	4
Receivables	(7)	313,869	298,298	60	1,958
Inventories	(8)	2,669	2,835	208	-
Film Library	(10)	250,822	472,772	-	-
Current tax assets		1,619	377	-	-
Other	(11)	23,073	21,018	822	251
Total current assets		702,128	973,030	1,122	2,213
NON-CURRENT ASSETS					
Receivables	(7)	198,236	205,665	1,046,817	1,228,660
Radio Licences	(9)	464,635	464,658	-	-
Film Library	(10)	523,104	640,129	-	-
Investments accounted for using the equity method	(12)	105,221	116,492	204	204
Other financial assets	(13)	7,601	7,643	737,720	718,156
Property, Plant & Equipment	(14)	251,547	280,758	10,502	11,217
Deferred tax assets		24,916	25,644	17,904	189
Intangible assets	(15)	74,105	77,301	-	-
Other	(11)	111,785	113,331	-	-
Total non-current assets		1,761,150	1,931,621	1,813,147	1,958,426
Total assets		2,463,278	2,904,651	1,814,269	1,960,639
CURRENT LIABILITIES					
Payables	(16)	231,509	307,982	1,894	2,521
Interest bearing liabilities	(17)	268,987	514,786	1,463	1,297
Current tax liabilities		12,513	9,927	1,213	-
Provisions	(18)	18,994	23,406	2,523	2,956
Other	(19)	2,513	6,430	-	-
Total current liabilities		534,516	862,531	7,093	6,774
NON-CURRENT LIABILITIES					
Payables	(16)	53,750	62,480	123	-
Interest bearing liabilities	(17)	765,216	727,594	2,733	3,812
Convertible notes	(17)	13,461	25,598	13,461	25,598
Deferred and other tax liabilities		127,191	125,403	15,343	1,612
Provisions	(18)	17,888	15,435	2,533	1,865
Other	(19)	2,538	7,617	800	1,019
Total non-current liabilities		980,044	964,127	34,993	33,906
Total liabilities		1,514,560	1,826,658	42,086	40,680
Net assets		948,718	1,077,993	1,772,183	1,919,959
EQUITY					
Parent entity interest					
Contributed equity	(20)	755,351	925,221	755,351	925,221
Convertible notes	(20)	14,866	14,866	14,866	14,866
Reserves	(21)	(58,987)	(88,133)	4,703	3,844
Retained Profits	(21)	115,347	105,353	997,263	976,028
Total parent interest in equity		826,577	957,307	1,772,183	1,919,959
Total outside equity interest	(22)	122,141	120,686	-	-
TOTAL EQUITY		948,718	1,077,993	1,772,183	1,919,959

Refer Note 31 for details of the assets and liabilities relating to the discontinuing operations included in the Statement of Financial Position.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Cash Flows
FOR THE YEAR ENDED 30 JUNE 2004

	NOTES	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from Customers		2,196,281	1,197,372	-	-
Payments to Suppliers and Employees *		(1,825,699)	(1,256,860)	(27,641)	(37,468)
Dividends and Distributions Received		6,992	37,897	17,325	21,404
Interest Received		10,764	15,474	28,176	39,006
Borrowing Costs		(77,469)	(47,241)	(5,054)	(4,743)
Income Taxes Paid		(32,760)	(14,506)	5,281	-
Partnership Profits Received		7,698	2,617	-	-
Net cash flows from (used in) operating activities	(6)	285,807	(65,247)	18,087	18,199
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of Property, Plant & Equipment		(25,789)	(52,745)	(1,158)	(3,433)
Sale of Property, Plant & Equipment		12,614	134,337	170	3,631
Purchase of Investments		(31,640)	(53,898)	-	-
Sale of Investments		7,670	298,207	-	6,477
Loans to Controlled Entities		-	-	-	(956)
Loans to Other Entities		(46,385)	(582,119)	-	-
Loans Repaid by Other Entities		66,962	177,318	162,498	-
Other		(221)	(106)	-	-
Net cash flows from (used in) investing activities		(16,789)	(79,006)	161,510	5,719
CASH FLOWS FROM FINANCING ACTIVITIES					
Borrowings		809,788	498,535	-	1,537
Repayment of Borrowings		(962,633)	(387,315)	(9,699)	-
Dividends Paid		(12,141)	(39,498)	-	(25,549)
Buy-back of shares		(169,870)	(15,400)	(169,870)	-
Net cash flows from (used in) financing activities		(334,856)	56,322	(179,569)	(24,012)
Net increase (decrease) in cash held		(65,838)	(87,931)	28	(94)
Cash at Beginning of Year		177,730	265,661	4	98
Effects of exchange rate changes on cash		(1,816)	-	-	-
Cash at end of year	(6)	110,076	177,730	32	4

Refer Note 31 for details of the net cash flows relating to the discontinuing operations included in the Consolidated Statement of Cash Flows.

* With effect from 11 February 2003, payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the year ended 30 June 2004, $272.7 million was expended on copyright assets (for the period 11 February - 30 June 2003, this amount was $257.5 million.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial statements have been prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(b) Principles of Consolidation

The consolidated financial statements are those of the economic entity, comprising Village Roadshow Limited (the chief entity) and all entities which the chief entity controlled from time to time during the year and at year's end.

The consolidated financial statements include the information contained in the financial statements of Village Roadshow Limited and each of its controlled entities as from the date the chief entity obtains control until such time as control ceases. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of controlled entities are prepared for the same reporting period as the chief entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, and unrealised profits arising from intra-economic entity transactions, have been eliminated in full.

(c) Capitalisation of Borrowing Costs

Costs attributable to borrowings used to finance capital works are included in the cost of those works while those works are being completed.

(d) Recoverable Amount of Non-current Assets

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. Recoverable amounts are determined on the basis of expected future net cash flows derived from their use and subsequent disposal. The expected cash flows have been discounted to present values in determining recoverable amounts.

(e) Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

(f) Property, Plant and Equipment

Cost and Valuation

All classes of property, plant and equipment including freehold land and buildings on freehold land are measured at cost.

Depreciation and Amortisation

Buildings and improvements are depreciated over forty years using the straight line method.

Plant, equipment and vehicles are depreciated over periods of between three and 20 years using the straight line or reducing balance method.

Leasehold improvements are amortised over the unexpired occupancy periods generally between five and eight years using the straight line method. Finance lease assets are amortised over the period the economic entity is expected to benefit from the use of those assets, generally between three and five years.

These depreciation rates remain unchanged from the prior period.

(g) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the economic entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale and Exploitation of Film Productions

Refer to note 1(s).

Sale of Other Goods

Control of the goods and the associated risks of ownership has passed to the buyer.

Rendering of Services

Control of a right to be compensated for the services has been attained. Where contracts span more than one reporting period, the stage of completion is based on an assessment of the value of work performed at that date. Income derived from airtime sales is recognised based on when services to the customers are rendered, that is when the advertising is aired. Where services are yet to be rendered, amounts are recorded as unearned revenue.

Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

Dividends

Control of a right to receive consideration for the investment in assets has been attained.

Royalties

Control of a right to receive consideration for the provision of the asset has been attained.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(h) Foreign Currency

Conversion of transactions

Transactions in foreign currencies of entities within the economic entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by entities within the economic entity that are outstanding at balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Gains and losses arising from conversions of foreign currency transactions or balances, whether realised or unrealised, are brought to account in determining profit or loss for the period in which they occur, except for unrealised foreign currency gains or losses on long-term loans which form part of the net investment in self-sustaining foreign operations, which are taken to the foreign currency translation reserve.

Translation of overseas accounts

Where overseas operations are deemed to be integrated foreign operations the accounts are translated using the temporal method, otherwise, accounts are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

(i) Goodwill

Goodwill is amortised on a straight line basis over 20 years, this being the period in which the future benefits are expected to arise.

(j) Investments

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report and the lower of cost and recoverable amount in the chief entity financial report. All other non-current investments are carried at the lower of cost and recoverable amount.

(k) Interests in Joint Ventures

Interests in unincorporated joint venture operations are accounted for by including the relevant share of output and expenses in operating results for the year and share of assets and liabilities under the appropriate classification categories in the statement of financial position. Interest in joint venture entities/partnerships where joint control exists are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report.

(l) Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset are transferred to entities within the economic entity, are classified as finance leases. All other leases are classified as operating leases. Finance leases are capitalised by recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments under operating leases are treated as expenses in the period in which they fall due for payment.

(m) Radio Licences

Austereo's Radio Licences are carried at original cost. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology a discounted cash flow analysis ("DCF") of the future projected cash flows of Austereo provided by management for six years adjusted for a termination value based on current market estimates. These are then discounted at rates which reflect Austereo's weighted average cost of capital as at the most recent balance date. The independent valuation also cross references its DCF-based valuation with a number of secondary valuation methodologies which are intended to determine the fair market value of the licences of Austereo's radio stations.

Directors are of the view that the depreciable amount of the Group's radio licenses is negligible, based on residual values calculated at the end of an outlook period over which projections can be prepared with a degree of confidence. Furthermore, the Directors see no reason why this situation should not prevail beyond this outlook period. The depreciable amount is being amortised over a period of 20 years for the purpose of the financial statements.

(n) Valuation of Inventories

Inventories are valued at the lower of cost and net realisable value and are accounted for on a first in first out basis.

(o) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.

These benefits include wages and salaries, annual leave and long service leave.

In respect of the economic entity's superannuation and retirement plans described in Note 25, any contributions made to the plans by the entities within the economic entity are charged against profits when due.

(p) Earnings per Share

Basic earnings per share is determined by dividing the net profit attributable to members and after preference dividends by the weighted average number of ordinary shares adjusted for any bonus element.

Diluted earnings per share is determined by dividing the operating profit after tax and after preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year, adjusted for any bonus element.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(q) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a deferred tax asset or a deferred tax liability. The net deferred tax asset relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where the earnings of overseas entities are subject to taxation under the Controlled Foreign Corporation rules, this tax has been provided for in the accounts.

Income from film production activities earned in offshore jurisdictions is evaluated on an annual basis. A determination is made as to the likelihood of repatriation of profits to Australia, and where it is virtually certain that no repatriation will occur in the foreseeable future the income is not tax effected for Australian purposes.

Tax Consolidation

For Australian income tax purposes, various entities in the economic entity have formed or intend to form Tax Consolidated groups, and have executed or intend to execute combined Tax Sharing and Tax Funding agreements ("TSA's") in order to allocate income tax expense to the relevant wholly-owned entities on a stand-alone basis. In addition, the TSA's provide for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office.

The relevant head entities of the Tax Consolidated groups recognise current and deferred tax amounts relating to transactions, events and balances of the relevant wholly-owned entities in the relevant tax group as if those transactions, events and balances were their own, in addition to the current and deferred tax amounts arising in relation to their own transactions, events and balances. Expenses and revenues arising under the TSA's are recognised as components of income tax expense (revenue) in each wholly-owned entity.

Under the terms of the TSA's, the wholly-owned entities reimburse the relevant head entities for any income tax amounts receivable or payable in respect of stand-alone activities. Amounts receivable or payable under the TSA's are included with other amounts receivable or payable between group entities.

Refer also Note 4 for additional disclosures relating to tax consolidation.

(r) Financial Instruments

Accounting policies with respect to financial instruments including derivatives are included at Note 32.

(s) Film Production

(i) Producer & Overhead Fees Receivable

Prior to the acquisition of the additional 80.1% equity in Village Roadshow Films (BVI) Limited ("VRF") by the Village Roadshow Limited Group ("VRL group") effective 11 February 2003, all Producer & Overhead fees receivable by the VRL group (including Producer & Overhead fees receivable from VRF) were recognised as income.

From 11 February 2003 onwards, only Producer & Overhead fees receivable from parties other than VRF have been recognised as income, and Producer & Overhead fees receivable by the VRL group from VRF have been eliminated against the Film Cost asset shown in the Statement of Financial Position.

(ii) Recognition of Film Production Revenue and Expenses

Revenue and Expenses - General

All revenue and expenses (except Film Production costs) are recognised in the Statement of Financial Performance as they are incurred. Revenue includes Producer & Overhead fees from parties other than VRF and film exploitation revenues. Expenses include prints & advertising, sub-distribution fees, participations & residuals, studio participations, divisional overheads and financing costs.

Film Production Costs

Film Production costs relate to the acquisition of film rights from third parties, in relation to all territories excluding USA and Canada.

Amortisation of Film Production Costs

Film Production Costs are capitalised in the Statement of Financial Position and amortised in accordance with Accounting Standard 1009: Construction Contracts. The progressive amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be written-off immediately.

Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

(t) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable and constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events and it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

A provision for dividends is not recognised as a liability unless the dividends have been declared, determined or publicly recommended, and if necessary, shareholder approval has been obtained, on or before the reporting date.

(u) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(2) REVENUES AND EXPENSES					
(a) Reconciliation of Operating Profit					
Profit (loss) from ordinary activities before income tax expense		99,394	38,443	13,182	29,271
Less: Discontinuing Operations profit (loss) before tax	(31)	(11,433)	61,777	-	-
Less: Specific Items profit (loss) before tax	(2 (e))	(4,857)	(127,145)	-	-
Profit (loss) before tax excluding Discontinuing Operations & Specific Items		115,684	103,811	13,182	29,271
Income tax expense excluding Discontinuing Operations & Specific Items		(30,425)	(24,376)	8,053	-
Profit attributable to Outside Equity Interests excluding Discontinuing Operations & Specific Items		(16,752)	(18,385)	-	-
Net profit attributable to members excluding Discontinuing Operations & Specific Items		68,507	61,050	21,235	29,271
(b) Revenues from ordinary activities					
Revenues from operating activities					
Revenue from sale and exploitation of film productions		1,475,446	557,019	-	-
Rendering of other services		685,217	729,985	2,470	2,716
		2,160,663	1,287,004	2,470	2,716
Revenues from non-operating activities					
Commissions/Fees		8,509	26,347	11,323	12,925
Dividends from -					
Controlled entities		-	-	17,325	21,404
Other entities		144	189	-	115
Interest from -					
Other entities		10,512	8,042	2	21
Associated entities (cinema interests)		1,043	7,432	-	-
Controlled entities		-	-	28,174	38,985
Sale of other non-current assets *		16,675	418,073	170	10,108
Rental income		3,761	4,342	1	1
Other income		25,156	23,282	5,897	4,017
		65,800	487,707	62,892	87,576
Total revenues from ordinary activities		2,226,463	1,774,711	65,362	90,292

* Includes $266.0 million in 2003 relating to net loss on sale of assets disclosed as Specific Items - refer note 2(e). Also includes $131.4 million in 2003 in relation to discontinuing operations, being mainly for the sale of the Korean and Malaysian associates.

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
Share of net profits (losses) of associates and joint venture entities/partnerships accounted for using the equity method					
Share of associates' net profits	(12 (a))	27,896	36,602	-	-
Share of joint venture entities'/ partnerships' net profits	(12 (b))	3,319	2,617	-	-
		31,215	39,219	-	-

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(2) REVENUES AND EXPENSES CONTINUED				
(c) Expenses				
Employee expenses -				
Employee benefits	12,745	10,987	1,138	1,401
Remuneration and other employee expenses	172,731	171,926	21,678	21,994
Total Employee expenses	185,476	182,913	22,816	23,395
Cost of goods sold	24,356	17,162	-	-
Occupancy expenses -				
Operating lease rental - minimum lease payments	62,671	88,822	836	961
Operating lease rental - contingent rental payments	1,496	1,592	-	-
Other occupancy expenses	34,123	35,494	491	470
Total occupancy expenses	98,290	125,908	1,327	1,431
Film hire and other film expenses	972,786	571,092	-	-
Depreciation of -				
Buildings & improvements	1,286	4,327	-	-
Plant, equipment & vehicles	26,861	36,159	1,004	1,413
Amortisation of -				
Goodwill	3,251	2,694	-	-
Leasehold improvements	7,794	6,326	28	19
Finance lease assets	3,526	2,692	1,273	491
Goodwill on consolidation	1,641	941	-	-
Deferred expenditure	1,158	552	742	251
Radio Licences	300	300	-	-
Other intangibles	20	159	-	-
Film Library	564,108	101,279	-	-
Total depreciation and amortisation	609,945	155,429	3,047	2,174
Net book value of assets sold *	21,009	341,468	174	9,456
Net realised foreign currency (gains)/losses	(3,763)	200	-	(11)
Deferred expenditure and developments costs written off	3,466	24,511	3,408	-
Write-off of costs relating to Film Production finance restructuring (refer note 2(e))	-	49,356	-	-
Write-down of assets and loans (refer note 2(e))	-	75,861	669	-
Management and services fees paid	5,592	4,186	-	2,739
Advertising and promotions	24,495	29,201	14	2,040
Regulatory and licencing fees	14,773	16,803	114	147
Settlement and other discounts	17,241	16,474	-	-
Telecommunications	7,511	6,829	685	594
General and administration expenses				
Provision for doubtful debts	2,768	5,728	-	21
Bad debts written off - other	(619)	502	25	70
Other general and administration expenses	98,867	105,107	15,847	14,112
Total general and administration expenses	101,016	111,337	15,872	14,203
Total expenses excluding borrowing costs expense	2,082,193	1,728,730	48,126	56,168
Borrowing costs expense -				
Associate and other entities	18,183	20,916	3,594	4,610
Finance lease interest	773	738	313	133
Other borrowing expenses	57,135	25,103	147	110
Total Borrowing costs expense	76,091	46,757	4,054	4,853

Refer note 31 for details of revenues and expenses from discontinuing operations included in the above revenues and expenses.

* Includes $265.2 million in 2003 relating to net loss on sale of assets disclosed as Specific Items - refer note 2(e). Also includes $54.8 million in 2003 in relation to discontinuing operations, being mainly for the sale of the Korean and Malaysian associates.

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
		2004	2003	2004	2003
		$ '000	$ '000	$ '000	$ '000
(2)	**REVENUES AND EXPENSES** CONTINUED				
(d)	**Losses and gains**				
	Net Profit (loss) on sale of:				
	Property, plant & equipment	(6,683)	1,325	(4)	(4)
	Investments *	2,399	75,340	-	656
	Profit on redemption of convertible notes	4,467	526	4,467	526

* Includes $76.8 million in 2003 relating to discontinuing operations, being mainly for the sale of the Korean associate.

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
(e)	**Specific items**				
	The following items are relevant in explaining the financial performance of the group.				
	Loss on disposal of assets	(4,857)	-	-	-
	Write-down of assets and loans	-	(75,861)	-	-
	Write-off of costs relating to Film Production finance restructuring	-	(49,356)	-	-
	Net loss on sale of assets & provisions for legal costs & lease exit costs	-	(1,928)	-	-
	Total profit (loss) from specific items before tax	(4,857)	(127,145)	-	-
	Provision for non-current tax liabilities	-	(28,955)	-	-
	Total profit (loss) from specific items after tax	(4,857)	(156,100)	-	-
	Outside Equity Interest	-	1,158	-	-
	Total attributable profit (loss) from specific items after tax	(4,857)	(154,942)	-	-

(3) **EARNINGS PER SHARE**

		CONSOLIDATED	
		2004	2003
(a)	**Earnings Per Share:**		
	Basic EPS	22.23 cents	(11.06) cents
	Total EPS (Note i)	11.44 cents	(5.35) cents
(b)	**Earnings Per Share adjusted to eliminate discontinuing operations and specific items from the calculations (Note ii):**		
	Basic EPS	29.17 cents	25.96 cents
	Total EPS (Note i)	15.00 cents	12.55 cents

Weighted average number of issued Ordinary shares during the year used in determining earnings per Ordinary share (basic) was 234,885,861 (2003: 235,178,467). The weighted average number of total issued shares during the year used in determining total earnings per share (basic) was 456,586,624 (2003: 486,374,946).

There are no potential ordinary shares that are dilutive.

(i) Total EPS represents Earnings Per Share on total Ordinary and A Class Preference shares. This is an alternative form of measurement to Basic EPS.

(ii) Alternative disclosure based on attributable net profit of $68.507 million (2003 $61.050 million).

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(4) INCOME TAX				
Prima facie income tax attributable to reported profit from ordinary activities	29,818	11,533	3,955	8,781
Which is adjusted for -				
Tax effect of permanent differences				
Non tax deductible expenses	1,213	1,731	388	177
Other deductible amounts	(4,415)	-	-	-
Rebatable dividends	-	-	(5,198)	(6,421)
Non taxable income	-	(3,258)	-	-
Adjustments relating to overseas subsidiaries	3,591	-	-	-
Provision for non-current tax liabilities (refer note 2(e))	-	28,955	-	-
Current losses not booked	6,607	22,714	-	-
Prior year losses not previously brought to account	-	-	(7,198)	(2,537)
After-tax equity (profits) losses included in pre-tax profit	(5,779)	(10,981)	-	-
After-tax partnership (profits) losses included in pre-tax profit	(995)	(785)	-	-
Other	385	-	-	-
Total income tax expense (revenue)	30,425	49,909	(8,053)	-
The following future income tax benefits arising from tax losses of controlled *entities have not been brought to account as realisation of those benefits is not* virtually certain -				
Benefits for revenue losses	82,082	73,391	-	-
Benefits for capital losses	29,864	29,976	-	-

These benefits will only be obtained if:

(a) the entity derives future assessable income of a nature and amount sufficient to enable the benefits of deductions for the losses to be realised;

(b) there is continuity of compliance with the conditions for deductibility, imposed by law; and

(c) no changes in tax legislation adversely affect the entity from realising the benefits of deductions for the losses.

Austereo Group Limited - Tax Consolidation

Effective from 1 July 2002, Austereo Group Limited ("AGL") and its relevant wholly-owned entities have formed a Tax Consolidated group. Members of the group have entered into a combined Tax Sharing and Tax Funding agreement ("TSA") in order to allocate income tax expense to the wholly-owned entities on a stand-alone basis. In addition, the TSA provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations to the Australian Taxation Office. At balance date, the possibility of default is remote. The head entity of the Tax Consolidated group is AGL. AGL has formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

The AGL group has reset the tax values of some of the assets of its wholly-owned entities, which has not resulted in any material impact on the financial statements of AGL or the AGL group for the year ended 30 June 2004.

Village Roadshow Limited - Tax Consolidation

Effective from 1 July 2003, Village Roadshow Limited ("VRL") and its relevant wholly-owned entities intend to form a Tax Consolidated group. Members of the Tax Consolidated group also intend to enter into a TSA in order to allocate income tax expense to the wholly-owned entities on a stand-alone basis. In addition, the TSA will provide for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office. At balance date, the possibility of default is remote. The head entity of the Tax Consolidated group will be VRL. The accounts of VRL and the VRL group for the year ended 30 June 2004 have been prepared on this basis.

The deferred tax balances recognised by VRL in relation to wholly-owned entities joining the Tax Consolidated group are currently measured based on their carrying amounts prior to the implementation of the Tax Consolidation regime. There is a possibility that VRL will reset the tax values of some of the assets of its wholly owned entities which may result in the re-measurement of related deferred tax balances based on the carrying amount of those assets at the tax-consolidated group level and their reset tax values. Any such re-measurement is not expected to have a material impact on the financial statements of VRL or the VRL group for the year ended 30 June 2004.

The economic entity has not yet determined the amount of revenue and capital losses that will be transferred into the VRL Tax Consolidation group.

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(5) DIVIDENDS				
(a) Dividends paid during the year				
A Class Preference Shares				
No dividends were paid in respect of Preference shares in the year ended 30 June 2004 (2003: 10.175 cents per share, franked to 9.205 cents)	-	25,640	-	25,640
No dividends were paid in respect of Ordinary shares in the years ended 30 June 2004 or 30 June 2003.				
Franking credit balance as at the end of the financial year (at 30%)			16,809	2,190
(6) STATEMENT OF CASH FLOWS				
(a) Reconciliation of cash				
Cash balance comprises:				
Cash on hand and at bank	45,421	83,093	7	4
Deposits at call	64,655	94,637	25	-
	110,076	177,730	32	4
(b) Reconciliation of operating profit after tax to net operating cash flows				
Net operating profit (loss)	68,969	(11,466)	21,235	29,271
Adjust for:				
Depreciation	28,147	40,486	1,003	1,413
Amortisation	581,798	114,943	2,044	761
Provisions	2,888	87,723	932	538
(Profit) loss on disposal of assets	4,334	(76,605)	4	(652)
Non-operating expense (VRF write-down - refer note 1 to Note 6(c))	-	28,887	-	-
Exchange (profit)/loss	(74)	200	-	(11)
Share of equity accounted profits not received as dividends or distributions	(16,668)	1,189	-	-
Profit on conversion of convertible notes	(4,467)	(526)	(4,467)	(526)
Changes in assets & liabilities:				
Trade receivables	(23,688)	(161,441)	1,899	(1,752)
Trade creditors	(79,986)	118,858	(627)	(9,772)
Tax payable	1,343	4,844	-	-
Unearned income	(1,575)	(2,639)	-	-
Other payables and provisions	(1,231)	10,445	1,826	-
Film library (refer note 1 to Note 6(b))	(272,707)	(257,474)	-	-
Inventories	165	(69)	(208)	-
Capitalised borrowing costs	(1,334)	(69)	-	-
Non current tax liabilities	(3,679)	30,559	(3,984)	-
Prepayments and other assets	3,572	6,908	(1,570)	(1,071)
Net operating cash flows	285,807	(65,247)	18,087	18,199

Note 1. With effect from 11 February 2003, payments to suppliers showing in the Statement of Cash Flows include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the year ended 30 June 2004, $272.7 million was expended on copyright assets (for the period 11 February - 30 June 2003, this amount was $257.5 million).

	CONSOLIDATED 2004 $ '000	2003 $ '000
(6) STATEMENT OF CASH FLOWS CONTINUED		
(c) Acquisition and disposal of controlled entities		
Effective 11 February 2003, the economic entity increased its ownership of Village Roadshow Films (BVI) Limited ("VRF") from 19.9% to 100%. The aggregate net assets acquired were:		
Cash assets	-	78
Security deposits	-	105,356
Film library	-	934,900
Setup costs	-	22,489
Payables	-	(484)
Non-current interest bearing liabilities	-	(807,464)
Fair value of net assets acquired	-	254,875
Cash consideration paid	-	254,875

Note 1. An additional equity premium of $28.9 million was paid in respect of the acquisition of VRF. This was not included in VRF's pre-acquisition balance sheet and has since been written off on consolidation.

Note 2. The amounts shown above in relation to the acquisition of VRF are calculated based on the 30 June 2003 USD/AUD exchange rate of 0.6670. The USD/AUD exchange rate at acquisition date of 11 February 2003 was 0.5927.

(d) Undrawn credit facilities

The economic entity has undrawn credit facilities at balance date of $687.1 million (2003: $525.5 million) which includes $491.3 million (2003: $337.2 million) relating to Village Roadshow Films (BVI) Limited.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(7) RECEIVABLES				
Current:				
Trade and other debtors	327,951	295,326	130	1,958
Provision for doubtful debts	(23,906)	(17,658)	(70)	-
	304,045	277,668	60	1,958
Due from associated entities	8,927	20,151	-	-
Other advances	897	479	-	-
	313,869	298,298	60	1,958
Non-current:				
Unsecured advances - other	34,571	26,999	53	7
Provision for non recovery	(1,137)	(2,598)	-	-
	33,434	24,401	53	7
Secured advances - executive loans [1] (refer also Note 26)	25,866	27,638	-	-
Provision for non recovery [2]	(1,572)	(828)	-	-
	24,294	26,810	-	-
Owing by -				
Associated entities [3]	176,083	189,428	-	-
Provision for non recovery	(35,575)	(34,974)	-	-
	140,508	154,454	-	-
Controlled entities - secured	-	-	1,046,764	1,228,653
	140,508	154,454	1,046,764	1,228,653
	198,236	205,665	1,046,817	1,228,660

[1] Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

[2] Provision for non-recovery against secured advances - executive loans, relates to the non-declaration of dividends by Village Roadshow Limited, which impacts the recovery of accrued interest.

[3] Amounts owing by associated entities includes a loan to Village Cinemas SA, the group's associated company in Argentina, of A$23.7 million, based on 30 June 2004 exchange rates. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
(8) INVENTORIES	$ '000	$ '000	$ '000	$ '000
Current:				
Merchandise held for resale - cost	2,669	2,835	208	-
(9) RADIO LICENCES				
At cost	465,835	465,558	-	-
Less amortisation	(1,200)	(900)	-	-
	464,635	464,658	-	-

As at 30 June 2004, Austereo Group Limited reflect the value of Radio Licenses at cost (less accumulated amortisation) of $926.7 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently below the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Limited group has continued to record these Radio Licences at original cost (less accumulated amortisation) of $464.6 million. Both the $926.7 million and $464.6 million amounts referred to above represent 100% of the Radio Licences.

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(10) FILM LIBRARY					
Current:					
Film library - at cost		462,585	505,136	-	-
Less amortisation		(211,763)	(32,364)	-	-
		250,822	472,772	-	-
Non-current:					
Film library - at cost		964,749	696,083	-	-
Less amortisation		(441,645)	(55,954)	-	-
		523,104	640,129	-	-
(11) OTHER ASSETS					
Current:					
Film projects, production advances and other work in progress (net)		3,343	8,144	-	-
Prepayments		7,531	9,485	822	251
Distribution rights (net) and other assets		12,199	3,389	-	-
		23,073	21,018	822	251
Non-current:					
Security deposits		102,739	110,878	-	-
Other assets		9,046	2,453	-	-
		111,785	113,331	-	-
(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD					
Non-current:					
Investments in associates - unlisted shares		107,853	116,625	204	204
Provision for diminution in value		(12,012)	(12,012)	-	-
	12 (a)	95,841	104,613	204	204
Investments - joint venture entities/partnerships	12 (b)	9,380	11,879	-	-
		105,221	116,492	204	204

(a) Investments in associates

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000
(i) Share of associates' profits/(losses)		
Operating profits/(losses) before income tax	40,733	48,030
Income tax (expense)/benefit attributable to operating profits/(losses)	(11,040)	(9,749)
Operating profits/(losses) after income tax	29,693	38,281
Amortisation of goodwill on acquisition	(1,797)	(1,679)
Share of associates' profits/(losses)	27,896	36,602

(ii) Summarised contribution to profits/(losses) by entity:

Entity	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX 2004 $ '000	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX 2003 $ '000
Ballarat Cinemas Pty. Limited	(207)	(202)
CGV Company Limited	-	4,950
Dartina Developments Limited	2,940	2,672
Golden Village Regional Pte. Limited	(599)	-
Radio Newcastle Pty. Limited	352	991
Roadshow Distributors Pty. Limited	14,427	8,109
Roadshow Unit Trust	1,785	1,226
Sea World Property Trust	6,946	7,254
Tri-Village Developments BV	(257)	4,217
Village Cinemas SA	-	-
Warner Village Cinemas SPA	(29)	-
Warner Village Exhibition Limited	(91)	4,839
Val Morgan Holdings Pty. Limited	2,568	1,809
Village Roadshow Distributors SA (previously Warner Roadshow Film Distributors Greece SA)	(85)	(18)
Warner Village (Design & Build) Limited	200	425
Other	(54)	330
	27,896	36,602

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED

(a) **Investments in associates** continued

(iii) *Equity accounted share of associates:*

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000
Accumulated profits/(losses):		
At beginning of year	(3,458)	(6,073)
At end of year	2,004	(3,458)
Other reserves:		
At beginning of year	(7,378)	(1,301)
At end of year	(6,789)	(7,378)
(iv) *Carrying amount of investments in associates:*		
Balance at beginning of year	104,613	151,632
Investments equity accounted for the first time	-	65
Net increase / (decrease) in cost of Investments	(4)	(24,985)
Investments no longer equity accounted	(2,155)	-
Investments sold	(15,139)	(47,088)
Tax on unit trust and partnership profits	4,772	2,380
Share of associates' profit (loss)	27,896	36,602
Dividends from associates	(24,540)	(7,916)
Share of associates' increase (decrease) in reserves	398	(6,077)
Balance at end of year	95,841	104,613

Equity accounted carrying amount of investments in associates represented by:

NAME	BUSINESS	% OWNED	CONSOLIDATED CARRYING VALUES 2004 $ '000	CONSOLIDATED CARRYING VALUES 2003 $ '000
All Asia Radio Technologies Sdn Bhd	Music media	50.00%	72	193
Ballarat Cinemas Pty. Limited	Cinema owner	50.00%	4,002	4,209
Cinematografica Junin SA [1]	Cinema investor	55.00%	-	-
CGV Company Limited [2]	Cinema operator	-	-	-
Dartina Development Limited	Multiplex investor	50.00%	3,163	429
Five Hundred Chapel Street Pty. Limited	Nominee company	50.00%	158	158
Golden Village Regional Pte. Limited	Cinema investor	50.00%	825	-
Perth FM Facilities Pty. Limited [1]	Radio transmitter	66.70%	489	512
Radio Newcastle Pty. Limited	Radio broadcaster	50.00%	5,145	4,912
Roadshow Distributors Pty. Limited	Film distributors	50.00%	37,124	22,435
Roadshow Unit Trust [3]	Film distributor to TV	-	-	12,151
Sea World Property Trust	Theme park lessor	50.00%	30,290	33,288
Subiaco Cinemas Unit Trust	Cinema operator	24.90%	242	306
Sydney FM Facilities Pty. Limited	Radio transmitter	50.00%	502	494
Tri-Village Developments BV	Cinema developer	-	-	9,822
Val Morgan Holdings Pty. Limited [4]	Cinema advertiser	-	-	1,974
Village Cinemas SA [1]	Cinema operator	55.00%	-	-
Village Sky City Cinemas Limited (previously Village Force Cinemas Limited)	Cinema manager	50.00%	795	758
Village Roadshow Distributors SA (previously Warner Roadshow Film Distributors Greece SA) [5]	Film distribution	-	-	616
Warner Village (Design & Build) Limited	Cinema design & building	50.00%	1,446	1,167
Warner Village (D&B) Limited	Cinema design & building	49.99%	279	262
Warner Village Cinemas SPA	Cinema owner/operator	45.00%	-	-
Warner Village Exhibition Limited	Cinema operator	49.99%	11,061	10,574
Other equity accounted entities in aggregate	N/A	N/A	248	353
			95,841	104,613

[1] Although the economic entity has ownership interests of more than 50% in the issued share capital of Village Cinemas SA (and its subsidiary, Cinematografica Junin SA) and Perth FM Facilities Pty. Limited, it does not control the voting rights. Consequently, it has been determined with reference to AASB 1016: Accounting for Investments in Associates, that the economic entity has significant influence over these entities as opposed to control. They have therefore been accounted for as associates.

[2] Effective 20 September 2002, as part of the ongoing strategy of restructuring the Exhibition division, the Company sold its 50% interest in CGV Company Ltd, the operator of the Korean cinema circuit.

[3] The 50% investment in the Roadshow Unit Trust was sold to Roadshow Distributors Pty. Ltd. effective 30 June 2004.

[4] Effective 24 December 2002, the Village Roadshow Ltd. group acquired 33.33% of the Val Morgan Holdings Pty. Ltd. group, with the other 66.67% acquired by two other cinema exhibition groups equally. This acquisition resulted from the restructure of the screen advertising business conducted by Val Morgan (Australia) Pty. Ltd. and MEG Holdings Ltd. As part of the regulatory approvals for this acquisition, two of the three parties were required to divest their interests by no later than 24 June 2004. The Village Roadshow Ltd. group disposed of its 33.33% interest effective 27 February 2004.

[5] Effective 15 January 2004, the Village Roadshow Ltd. group acquired the remaining 50% of the shares in Village Roadshow Distributors SA (previously Warner Roadshow Film Distributors Greece SA), and from that date onwards consolidated that entity.

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED

(a) Investments in associates continued

(v) Share of net assets of associates

The economic entity's share of net assets of associates in aggregate is:

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000
Current assets	172,332	191,999
Non-current assets	272,172	514,854
Current liabilities	(127,981)	(173,240)
Non-current liabilities	(241,929)	(427,492)
Net assets	74,594	106,121

(vi) *Events Subsequent to Reporting Date:*

No event has occurred after reporting date in relation to any associated entity which could materially affect their financial position or operating performance.

(vii) *The annual balance date of associated entities is 30 June except for the following:*

Sea World Property Trust	31 December
Warner Village Cinemas Company Limited	30 November
Warner Village Cinemas SPA	30 November
Warner Village (D&B) Limited	30 November
Warner Village (Design & Build) Limited	30 November
Warner Village Exhibition Limited	30 November
Warner Village Investments Limited	30 November
Warner Village Trustees Limited	30 November

(b) Interests in joint venture entities/partnerships

(i) Share of joint venture entities'/partnerships' profits/(losses):

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000
Operating profits/(losses) before income tax	4,741	3,739
Income tax revenue (expense) attributable to operating profits/(losses)	(1,422)	(1,122)
Operating profits/(losses) after income tax	3,319	2,617
Amortisation of goodwill on acquisition	-	-
Share of joint venture entities'/partnerships' profits/(losses)	3,319	2,617

(12) **INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD** CONTINUED

(b) **Interests in joint venture entities/partnerships** continued

(ii) *Summarised contribution to profits/(losses) by entity:*

Entity	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX 2004 $ '000	2003 $ '000
Albury Regent Cinemas Partnership	372	287
Sea World Aviation Partnership	80	241
Sea World Enterprises Partnership	15	(143)
Tasmanian Cinemas Partnership	(92)	(277)
Warner Village Exhibition Management Partnership	390	79
Warner Village Cinema Management Partnership	12	261
Warner Village Theme Parks Partnership	2,542	2,169
	3,319	2,617
(iii) *Equity accounted share of joint venture entities/partnerships:*		
Accumulated profits/(losses):		
At beginning of year	21,106	20,291
At end of year	18,345	21,106
Other reserves:		
At beginning of year	-	-
At end of year	-	-
(iv) *Carrying amount of investment in joint venture entities/ partnerships:*		
Balance at beginning of year	11,879	180,701
Share of operating profit before tax	4,741	3,740
Net distributions	(7,549)	(157,814)
Change in carrying value due to currency revaluation	309	(14,748)
Balance at end of year	9,380	11,879

NAME	BUSINESS	% OWNED	CONSOLIDATED CARRYING VALUES 2004 $ '000	2003 $ '000
Albury Regent Cinemas	Cinema operator	50.00%	567	216
Sea World Aviation	Helicopter ride operator	50.00%	686	1,051
Tasmanian Cinemas	Cinema operator	50.00%	2,519	2,500
Warner Village Cinema Management	Non-operating	50.00%	1,683	1,578
Warner Village Exhibition Management	Non-operating	50.00%	4,051	3,293
Warner Village Theme Parks	Theme park operator	50.00%	(126)	3,241
			9,380	11,879

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED

(b) Interests in joint venture entities/partnerships continued

(v) Share of net assets of joint venture entities/partnership interests

The economic entity's share of net assets of partnership interests in aggregate is:

	CONSOLIDATED	
	2004	2003
	$ '000	$ '000
Current assets	12,331	17,533
Non-current assets	10,402	43,734
Current liabilities	(11,349)	(14,705)
Non-current liabilities	(1,908)	(34,551)
Net assets	9,476	12,011

(vi) *Events Subsequent to Reporting Date:*

No event has occurred after reporting date in relation to any joint venture entity/partnership which could materially affect their financial position or operating performance.

(vii) *The annual balance date of joint venture entities/partnership interests is 30 June except for the following:*

Sea World Aviation	30 November
Warner Village Cinema Management	30 November
Warner Village Exhibition Management	30 November
Warner Village Investments Limited	30 November
Warner Village Theme Parks	30 November

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(13) OTHER FINANCIAL ASSETS				
Non-current:				
Investments at cost comprise:				
Shares - Unlisted	7,601	7,643	24	24
- Controlled Entities	-	-	737,696	718,132
	7,601	7,643	737,720	718,156

(a) Investments in controlled entities:

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000
2 Day FM Australia Pty. Limited	Australia	100.00%	-	-
AEO Co Pty. Limited	Australia	59.91%	-	-
Allehondro Pty. Limited	Australia	100.00%	-	-
Animus No. 2 Pty. Limited	Australia	100.00%	-	-
Ants at Work AE	Greece	100.00%	-	-
Aqua Del Rey International Pty. Limited	Australia	100.00%	1	1
Aras Park Pty. Limited	Australia	100.00%	-	-
Austereo Broadcast Data Pty. Limited	Australia	59.91%	-	-
Austereo Capital FM Pty. Limited	Australia	59.91%	-	-
Austereo Direct Marketing Pty. Limited	Australia	59.91%	-	-
Austereo Entertainment Pty. Limited	Australia	59.91%	-	-
Austereo ESP Finance Pty. Limited	Australia	59.91%	-	-
Austereo Group Limited (Listed)	Australia	59.91%	465,390	445,156
Austereo International Pty. Limited	Australia	59.91%	-	-
Austereo Investments Pty. Limited	Australia	59.91%	-	-
A-Live Worldwide Pty. Limited	Australia	59.91%	-	-
Austereo Mall Advertising Pty. Limited	Australia	59.91%	-	-
Austereo Narrowcast Pty. Limited	Australia	59.91%	-	-
Austereo Pty. Limited	Australia	59.91%	-	-
Austereo Television Productions Pty. Limited	Australia	59.91%	-	-
B105 FM Pty. Limited	Australia	100.00%	-	-
Baltimore House Pty. Limited	Australia	100.00%	-	-
Belfast Odyssey Cinemas Limited	United Kingdom	100.00%	-	-
Blackstone Pty. Limited	Australia	-	-	-
Blouseman Productions Inc.	United States	100.00%	-	-
Broadcast FM Pty. Limited	Australia	59.91%	-	-
C0015744X Pty. Limited	Australia	-	-	-
Cinema Investments Italia SPA	Italy	100.00%	-	-
Cinemax SA	Greece	100.00%	-	-
Colorado Bay Pty. Limited	Australia	100.00%	-	-
Consolidated Broadcasting System (WA) Pty. Limited	Australia	59.91%	-	-
Daydream Finance Holdings Pty. Limited	Australia	100.00%	-	-
Daydream Finance Pty. Limited	Australia	100.00%	-	-
Daydream Investments Holdings Pty. Limited	Australia	100.00%	-	-
Daydream Operations Holdings Pty. Limited	Australia	100.00%	-	-
DEG Holdings Pty. Limited	Australia	100.00%	70	70
DIIR Pty. Limited	Australia	100.00%	-	-
Emperion Pty. Limited	Australia	100.00%	-	-
Entertainment and Leisure Operations Inc.	British Virgin Islands	-	-	-
Entertainment of The Future Pty. Limited	Australia	100.00%	-	-
Entertainment Research Pty. Limited	Australia	59.91%	-	-
Euramo Pty. Limited	Australia	-	-	-
Feature Productions Pty. Limited	Australia	100.00%	-	-
		c/fwd	465,461	445,227

(13) **OTHER FINANCIAL ASSETS** CONTINUED
(a) **Investments in controlled entities:** continued

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	2003 $ '000
		b/fwd	465,461	445,227
Film Services (Australia) Pty. Limited	Australia	100.00%	-	-
FM 104 Pty. Limited	Australia	100.00%	-	-
FM Broadcasting Pty. Limited	Australia	100.00%	-	-
FM Media (ACT) Pty. Limited	Australia	100.00%	-	-
FM Media Finance Pty. Limited	Australia	100.00%	-	-
FM Media Finance Trust	Australia	-	-	-
FM Media Overseas Pty. Limited	Australia	100.00%	-	-
FM Operations Pty. Limited	Australia	100.00%	-	-
Fortress Films Pty. Limited	Australia	100.00%	-	-
Fortress Films II Pty. Limited	Australia	100.00%	-	-
Fortress Production Services Pty. Limited	Australia	100.00%	-	-
Fox FM Pty. Limited	Australia	100.00%	-	-
Grand Prix FM Pty. Limited	Australia	100.00%	-	-
Hale Equipment Leasing Limited	Cyprus	100.00%	-	-
Hotel No.2 Trust	Australia	-	-	-
Hotel No.3 Trust	Australia	-	-	-
Intencity Operations Inc.	Labuan	-	-	-
Intencity Pty. Limited	Australia	100.00%	-	-
International Equipment Supplying Limited	Hungary	100.00%	-	-
International Theatre Equipment Leasing Pty. Limited	Australia	100.00%	-	-
Intertasman Entertainments Limited	New Zealand	100.00%	-	-
Jantar PLC SA	British Virgin Islands	100.00%	-	-
Jaran Bay Pty. Limited	Australia	100.00%	-	-
Jimbolla Pty. Limited	Australia	100.00%	-	-
Kaiser Finance and Investments Limited	Cayman Islands	-	-	-
Leisure Industries Inc.	British Virgin Islands	-	-	6
Madison Hall Pty. Limited	Australia	100.00%	-	-
Maiden NZ Productions Limited	New Zealand	99.00%	-	-
Marketing Austereo Village Integrated Solutions Pty. Limited	Australia	59.91%	-	-
Medborne Proprietary Limited	Australia	100.00%	-	-
Melbourne FM Radio Pty. Limited	Australia	100.00%	-	-
Meskan House Pty. Limited	Australia	100.00%	-	-
Mount Gambier Broadcasters Pty. Limited	Australia	100.00%	-	-
Multiplex Cinemas Magdeburg GMBH	Germany	100.00%	-	-
Multiplex Cinemas Munchen GMBH	Germany	100.00%	-	-
Multiplex Cinemas Oberhausen GMBH	Germany	100.00%	-	-
MX Promotions Pty. Limited	Australia	100.00%	-	-
MX Services Pty. Limited	Australia	100.00%	-	-
New Broadcasting Pty. Limited	Australia	100.00%	-	-
Nu-Pay View Entertainment Pty. Limited	British Virgin Islands	100.00%	-	-
NW Productions Inc.	United States	100.00%	-	-
Pacific Drive Productions Pty. Limited	Australia	100.00%	-	-
Paradise Beach Productions Pty. Limited	Australia	100.00%	-	-
Paradise Road Films Pty. Limited	Australia	100.00%	-	-
Perth FM Radio Pty. Limited	Australia	59.91%	-	-
Pietman Pty. Limited	Australia	100.00%	-	-
PLB Entertainment Inc.	United States	100.00%	-	-
Radio & Research Pty. Limited	Australia	59.91%	-	-
Reidhaven Holdings Pty. Limited	Australia	100.00%	-	-
Roadshow, Coote & Carroll Pty. Limited	Australia	100.00%	684	684
Sincled Investments Pty. Limited	Australia	100.00%	-	-
TAJ Walker Pty. Limited	British Virgin Islands	100.00%	-	-
Tarzan Films Pty. Limited	Australia	100.00%	-	-
Tarzan Productions Pty. Limited	Australia	100.00%	-	-
The Triple-M Broadcasting Company Pty. Limited	Australia	100.00%	-	-
Today FM Brisbane Pty. Limited	Australia	59.91%	-	-
Today FM Sydney Pty. Limited	Australia	59.91%	-	-
Today Radio Network Pty. Limited	Australia	59.91%	-	-
		c/fwd	466,145	445,917

(13) **OTHER FINANCIAL ASSETS** CONTINUED
(a) **Investments in controlled entities:** continued

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	2003 $ '000
		b/fwd	466,145	445,917
Triple M Adelaide Pty. Limited	Australia	59.91%	-	-
Triple M Brisbane Pty. Limited	Australia	59.91%	-	-
Triple M Melbourne Pty. Limited	Australia	59.91%	-	-
Triple M Network Pty. Limited	Australia	59.91%	-	-
Triple M Sydney Pty. Limited	Australia	59.91%	-	-
Triple M Radio Holdings Pty. Limited	Australia	100.00%	-	-
VEESS Pty. Limited	Australia	100.00%	-	-
Village 88 FM SA	Greece	59.91%	-	-
Village Cinemas Australia Pty. Limited	Australia	100.00%	33,062	33,062
Village Cinemas Czech Republic SRO	Czech Republic	100.00%	-	-
Village Cinemas GmbH	Austria	100.00%	-	-
Village Cinemas International Pty. Limited	Australia	100.00%	225,000	225,000
Village Cinemas (NZ) Pty. Limited	Australia	100.00%	-	-
Village Equipment Distribution Australia Pty. Limited	Australia	-	-	-
Village Leisure Company Pty. Limited	Australia	100.00%	-	-
Village Online Investments Pty. Limited	Australia	100.00%	-	-
Village Roadshow (D & B) Limited	United Kingdom	100.00%	-	-
Village Roadshow (Fiji) Limited	Fiji	100.00%	-	-
Village Roadshow (Hong Kong) Limited	Hong Kong	100.00%	-	-
Village Roadshow (Hungary) Distribution KFT	Hungary	100.00%	-	-
Village Roadshow (Singapore) Pte. Limited	Singapore	100.00%	-	-
Village Roadshow (Thailand) Pty. Limited	Australia	100.00%	-	-
Village Roadshow Australian Films Pty. Limited	Australia	100.00%	-	-
Village Roadshow Car Park Management Pty. Limited	Australia	100.00%	-	-
Village Roadshow Cinemas UK Limited	United Kingdom	100.00%	-	-
Village Roadshow Coburg Pty. Limited	Australia	100.00%	-	-
Village Roadshow Custodians Pty. Limited	Australia	100.00%	-	-
Village Roadshow Developments Pty. Limited	Australia	100.00%	-	-
Village Roadshow Distribution (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Distribution (M) Sdn Bhd	Malaysia	100.00%	-	-
Village Roadshow Distribution Netherlands BV	Netherlands	100.00%	-	-
Village Roadshow Distribution Pty. Limited	Australia	100.00%	-	-
Village Roadshow Distribution UK Limited	United Kingdom	100.00%	-	-
Village Roadshow Distribution USA Inc.	United States	100.00%	-	-
Village Roadshow Distributors SA (previously Warner Roadshow Film Distributors Greece SA)	Greece	100.00%	-	-
Village Roadshow Dynasty Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Equipment Pty. Limited	Australia	100.00%	-	-
Village Roadshow Exhibition Beteiligungs GmbH	Germany	100.00%	-	-
Village Roadshow Exhibition (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Exhibition GmbH & Co. KG Partnership	Germany	100.00%	-	-
Village Roadshow Exhibition GmbH Kinobetriebe	Germany	-	-	-
Village Roadshow Exhibition Properties Limited	Guernsey	100.00%	-	-
Village Roadshow Exhibition Pty. Limited	Australia	100.00%	-	-
Village Roadshow Exhibition UK Limited	United Kingdom	100.00%	-	-
Village Roadshow Film Administration Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Distributor Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Distributors Greece EPE	Greece	100.00%	-	-
Village Roadshow Film Finance Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Operator Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Services Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Treasury Pty. Limited	Australia	100.00%	-	-
Village Roadshow Films BVI Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Films (UK) Limited	United Kingdom	100.00%	-	-
Village Roadshow Finance Pty. Limited	Australia	100.00%	-	-
Village Roadshow Finance & Investments Pty. Limited	Australia	100.00%	12,499	12,499
Village Roadshow FM Pty. Limited	Australia	100.00%	987	987
Village Roadshow Germany GmbH	Germany	100.00%	-	-
Village Roadshow GJ Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow GmbH	Austria	-	-	-
Village Roadshow Greece SA	Greece	100.00%	-	-
		c/fwd	737,693	717,465

(13) **OTHER FINANCIAL ASSETS** CONTINUED
(a) **Investments in controlled entities:** continued

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	2003 $ '000
		b/fwd	737,693	717,465
Village Roadshow Grundstucksentwicklungs GmbH	Germany	100.00%	-	-
Village Roadshow Holdings Britain Limited	United Kingdom	100.00%	-	-
Village Roadshow Holdings Pty. Limited	Australia	100.00%	-	-
Village Roadshow Holdings USA Inc.	United States	100.00%	-	-
Village Roadshow Hungary RT	Hungary	100.00%	-	-
Village Roadshow Intencity Pty. Limited	Australia	100.00%	-	-
Village Roadshow International BV	Netherlands	100.00%	-	-
Village Roadshow Investments UK Limited	United Kingdom	100.00%	-	-
Village Roadshow Investments Pty. Limited	Australia	100.00%	-	-
Village Roadshow Italy Holdings SRL	Italy	100.00%	-	-
Village Roadshow J2 Productions Pty Limited	Australia	99.00%	-	-
Village Roadshow Jam Factory Pty. Limited	Australia	100.00%	-	-
Village Roadshow KP Productions Limited	New Zealand	100.00%	-	-
Village Roadshow Leisure Pty. Limited	Australia	100.00%	-	-
Village Roadshow Licensing & Finance Limited	United Kingdom	100.00%	-	-
Village Roadshow Lily Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Luxembourg SA	Luxembourg	100.00%	-	-
Village Roadshow Manakau Cinemas Pty. Limited	Australia	100.00%	-	-
Village Roadshow Mauritius Limited	Mauritius	100.00%	-	-
Village Roadshow Motion Pictures (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Motion Pictures Pty. Limited	Australia	100.00%	-	-
Village Roadshow New Distribution USA Inc.	United States	100.00%	-	-
Village Roadshow New Productions (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow NW Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Operations (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Operations Greece SA	Greece	100.00%	-	-
Village Roadshow Pictures (Australia) Pty. Limited	Australia	100.00%	-	-
Village Roadshow Pictures (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Pictures (U.S.A.) Inc.	United States	100.00%	-	663
Village Roadshow Pictures Entertainment Inc.	United States	100.00%	-	-
Village Roadshow Pictures International Pty. Limited	Australia	100.00%	-	-
Village Roadshow Pictures Television Pty. Limited	Australia	100.00%	-	-
Village Roadshow Pictures Worldwide Pty. Limited	Australia	100.00%	-	-
Village Roadshow PP Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Production Services Pty. Limited	Australia	99.00%	-	1
Village Roadshow Productions (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Productions Hellas SA	Greece	100.00%	-	-
Village Roadshow Productions Inc.	United States	100.00%	-	-
Village Roadshow Production Management Pty. Limited	Australia	100.00%	-	-
Village Roadshow Project Management Pty. Limited	Australia	100.00%	-	-
Village Roadshow Properties (Malaysia) Sdn Bhd	Malaysia	100.00%	-	-
Village Roadshow Properties Limited	Guernsey	100.00%	-	-
Village Roadshow Property Development Pty. Limited	Australia	100.00%	1	1
Village Roadshow Property Finance Pty. Limited	Australia	100.00%	2	2
Village Roadshow Resorts Pty. Limited	Australia	100.00%	-	-
Village Roadshow Retail Stores Pty. Limited	Australia	100.00%	-	-
Village Roadshow SW Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Theatres Europe Limited	United Kingdom	100.00%	-	-
Village Roadshow Theatres Guernsey Limited	Guernsey	100.00%	-	-
Village Roadshow Theatres Pty. Limited	Australia	100.00%	-	-
Village Roadshow Ticketing Pty. Limited	Australia	100.00%	-	-
Village Roadshow Treasury Pty. Limited	Australia	100.00%	-	-
Village Roadshow UK Holdings Pty. Limited	Australia	100.00%	-	-
Village Roadshow Warehousing Services Pty. Limited	Australia	100.00%	-	-
Village Sea World Aviation Pty. Limited	Australia	100.00%	-	-
Village Sea World Investments Pty. Limited	Australia	100.00%	-	-
Village Sea World Operations Pty. Limited	Australia	100.00%	-	-
Village Theatres 3 Limited	United Kingdom	100.00%	-	-
Village Theatres (Brisbane) Pty. Limited	Australia	100.00%	-	-
Village Theatres (Paddington) Pty. Limited	Australia	100.00%	-	-
		c/fwd.	737,696	718,132

(13) **OTHER FINANCIAL ASSETS** CONTINUED

(a) **Investments in controlled entities:** continued

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	2003 $ '000
		b/fwd	737,696	718,132
Village Theatres Morwell Pty. Limited	Australia	75.00%	-	-
Village Theatres UK 3 Limited	United Kingdom	100.00%	-	-
Village Themepark Management Pty. Limited	Australia	100.00%	-	-
Village Twin Cinemas (Morwell) Pty. Limited	Australia	100.00%	-	-
VR (Matrix) Films Pty. Limited	Australia	100.00%	-	-
VR Animation Pty. Limited	Australia	100.00%	-	-
VR (Asia) Pty. Limited	Australia	-	-	-
VRB Pty. Limited	Australia	59.91%	-	-
VR DSAW Productions Limited	British Virgin Islands	100.00%	-	-
VR DTE Distribution USA Inc	United States	100.00%	-	-
VR DTE Productions Limited	British Virgin Islands	100.00%	-	-
VR International Pictures Pty. Limited	Australia	100.00%	-	-
VREW Distribution USA Inc	United States	100.00%	-	-
VREW Productions (BVI) Limited	British Virgin Islands	100.00%	-	-
VRFP Pty. Limited	Australia	100.00%	-	-
VRL Aluminium Pty. Limited	Australia	100.00%	-	-
VRP Film Entertainment Inc.	United States	100.00%	-	-
VRP International Distribution Pty. Limited	Australia	100.00%	-	-
VRPPL Pty. Limited	Australia	100.00%	-	-
VRP Production Services Pty. Limited	Australia	100.00%	-	-
VRP Treasury BVI Ltd	British Virgin Islands	100.00%	-	-
VRPTV Financing Inc.	United States	100.00%	-	-
VRS Holdings Pty. Limited	Australia	100.00%	-	-
VR Zoo Distribution USA Inc	United States	100.00%	-	-
VR Zoo Productions Limited	British Virgin Islands	100.00%	-	-
Warner Bros. Studio Store Australia Pty. Limited	Australia	64.00%	-	-
Worldwide Films Pty. Limited	Australia	100.00%	-	-
			737,696	718,132

Foreign controlled entities carry out their business activities in the country of incorporation. Material overseas entities are audited by Ernst & Young International affiliates.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(14) PROPERTY, PLANT & EQUIPMENT				
Land:				
At cost	21,133	21,490	-	-
Buildings & improvements:				
At cost (completed)	43,021	51,896	-	-
Less depreciation	(12,233)	(12,729)	-	-
	30,788	39,167	-	-
Capital work in progress	13,807	6,017	2,483	2,757
Leasehold improvements:				
At cost	148,219	135,413	1,139	1,131
Less amortisation	(66,607)	(54,590)	(75)	(47)
	81,612	80,823	1,064	1,084
Equipment & vehicles (owned):				
At cost	262,938	274,992	8,903	10,552
Less depreciation	(168,918)	(154,815)	(4,606)	(6,786)
	94,020	120,177	4,297	3,766
Equipment & vehicles (leased):				
At cost	22,280	21,545	4,417	4,098
Less amortisation	(12,093)	(8,461)	(1,759)	(488)
	10,187	13,084	2,658	3,610
	251,547	280,758	10,502	11,217

(a) Valuations

Effective 1 July 2000, the consolidated entity elected to use the original cost basis for measurement of each class of non-current assets.

As at 30 June 2004, the Directors valued interests in land and buildings, based on a market appraisal by qualified valuers, at $119.7 million (economic entity). These interests are recorded in the accounts (after aggregate depreciation) as follows:

	$ '000
Freehold land	21,133
Buildings and improvements	30,517
	51,650

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(14) PROPERTY, PLANT & EQUIPMENT CONTINUED				
(b) Reconciliations				
Land:				
Carrying amount at beginning	21,490	24,505	-	-
Additions/transfers	-	395	-	-
Net foreign currency movements arising from self-sustaining foreign operations	93	(35)	-	-
Disposals	(450)	(3,375)	-	-
Carrying amount at end	21,133	21,490	-	-
Buildings & improvements:				
Carrying amount at beginning	39,167	36,934	-	-
Additions/transfers	351	12,461	-	-
Net foreign currency movements arising from self-sustaining foreign operations	335	(4,785)	-	-
Disposals/Transfers	(7,779)	(1,116)	-	-
Depreciation expense	(1,286)	(4,327)	-	-
Carrying amount at end	30,788	39,167	-	-
Capital work in progress:				
Carrying amount at beginning	6,017	43,706	2,757	1,817
Additions/transfers	12,698	6,809	-	940
Net foreign currency movements arising from self-sustaining foreign operations	37	(2,371)	-	-
Disposals/Transfers	(4,945)	(42,127)	(274)	-
Carrying amount at end	13,807	6,017	2,483	2,757
Leasehold improvements:				
Carrying amount at beginning	80,823	148,124	1,084	447
Additions/Transfers	7,073	11,153	8	656
Additions due to increase in investment in joint venture operations	-	9,751	-	-
Net foreign currency movements arising from self-sustaining foreign operations	655	(10,334)	-	-
Asset writedowns	-	(25,031)	-	-
Disposals/Transfers	855	(46,514)	-	-
Amortisation expense	(7,794)	(6,326)	(28)	(19)
Carrying amount at end	81,612	80,823	1,064	1,084
Equipment & vehicles (owned):				
Carrying amount at beginning	120,177	183,355	3,766	6,306
Additions/Transfers	13,581	60,873	1,676	2,781
Additions due to increase in investment in joint venture operations	-	9,128	-	-
Net foreign currency movements arising from self-sustaining foreign operations	1,123	(4,924)	-	-
Asset writedowns	-	(11,704)	-	-
Disposals/Transfers	(14,000)	(80,392)	(141)	(3,908)
Depreciation expense	(26,861)	(36,159)	(1,004)	(1,413)
Carrying amount at end	94,020	120,177	4,297	3,766
Equipment & vehicles (leased):				
Carrying amount at beginning	13,084	12,167	3,610	352
Additions	645	6,671	349	3,891
Net foreign currency movements arising from self-sustaining foreign operations	49	(1,455)	-	-
Disposals/Transfers	(65)	(1,607)	(28)	(142)
Amortisation expense	(3,526)	(2,692)	(1,273)	(491)
Carrying amount at end	10,187	13,084	2,658	3,610

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(15) INTANGIBLES				
Goodwill purchased	78,922	77,174	-	-
Less amortisation	(13,805)	(9,714)	-	-
	65,117	67,460	-	-
Goodwill on consolidation	18,905	18,748	-	-
Less amortisation	(11,853)	(10,911)	-	-
	7,052	7,837	-	-
Other intangibles	2,075	2,474	-	-
Less amortisation	(139)	(470)	-	-
	1,936	2,004	-	-
	74,105	77,301	-	-
(16) PAYABLES				
Current:				
Trade and sundry creditors	229,430	300,370	1,894	2,521
Owing to -				
Associated entities	1,435	5,703	-	-
Other	644	1,909	-	-
	231,509	307,982	1,894	2,521
Non-current:				
Owing to -				
Associated entities	27,513	27,127	-	-
Other	26,237	35,353	123	-
	53,750	62,480	123	-
(17) INTEREST BEARING LIABILITIES				
Current:				
Secured borrowings	264,232	479,863	-	-
Unsecured borrowings	-	31,423	-	-
Finance lease liabilities	4,755	3,500	1,463	1,297
	268,987	514,786	1,463	1,297
Non-current:				
Secured borrowings	757,905	716,451	-	-
Finance lease liabilities	7,311	11,143	2,733	3,812
	765,216	727,594	2,733	3,812
Convertible notes	13,461	25,598	13,461	25,598

Terms and conditions relating to the above financial instruments:
The chief entity has a $100,000,000 (2003: $100,000,000) long term finance facility. These borrowings are secured by a specific share mortgage against the chief entity's shareholding in Austereo Group Limited and by guarantees from various wholly-owned subsidiaries.

Other secured borrowings are separately secured by a fixed and floating charge over assets in the Warner Bros. Movie World Joint Venture, the investment in the Sea World Property Trust and the Austereo Group Limited economic entity. The security for these borrowings is limited to the assets and undertakings of each particular operation. The lease liability is secured by a charge over the leased assets.

Village Roadshow Pictures International Pty Ltd has a US$25,000,000 long term finance facility. These borrowings are secured by a floating charge over the chief entity assets, subordinated to ANZ.

Refer note 23(a)(x) for details of the security relating to the Film Production financing facility.

Refer note 32 (a)(ii) for additional information concerning finance lease terms and conditions.

(17) **INTEREST BEARING LIABILITIES** CONTINUED

On 30 April 1998 the Company issued 2,400,000 convertible debt securities of US$50.00 each which have been disclosed partly as liabilities and partly as equity. These Perpetual Redeemable Income Debt Exchangeable for Stock[SM] ("PRIDES[SM]") are unsecured, subordinated perpetual debt securities, convertible at the option of the holders into A Class Preference shares within 10 years of issue or, at the option of the Company, may be paid out in cash at the then prevailing closing price of the A Class Preference shares. At any time after 30 April 2008 the PRIDES may be redeemed, in whole or in part, at the option of the Company upon payment of the principal and accrued unpaid interest. Subject to certain adjustments, the A Class Preference shares will be issuable at $3.60 per share.

At the commencement of the year, 580,950 PRIDES remained issued by the Company. During the year ended 30 June 2004, 167,650 PRIDES were redeemed for cash. 413,300 PRIDES remained issued at the end of the year. The Company realised a profit of $4.5 million on the cash redemptions (2003: $0.5 million).

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(18) PROVISIONS				
Current:				
Employee benefits	12,650	14,505	2,523	2,928
Other	6,344	8,901	-	28
	18,994	23,406	2,523	2,956
Non-current:				
Employee benefits	6,401	5,021	2,533	1,865
Other	11,487	10,414	-	-
	17,888	15,435	2,533	1,865
Employee benefit liabilities				
Provision for employee benefits				
Current	12,650	14,505	2,523	2,928
Non-current	6,401	5,021	2,533	1,865
Aggregate employee benefit liability	19,051	19,526	5,056	4,793
(a) Reconciliations				
Other provisions:				
Carrying amount at the beginning of the financial year	19,315	10,369	28	-
Additional provision	2,952	12,300	-	-
Amounts utilised during the year	(4,436)	(3,354)	(28)	-
Carrying amount at the end of the financial year	17,831	19,315	-	-

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(19) OTHER LIABILITIES				
Current:				
Unearned revenue	2,024	3,599	-	-
Other liabilities	489	2,831	-	-
	2,513	6,430	-	-
Non-current:				
Unearned revenue	1,501	1,082	-	-
Other liabilities	1,037	6,535	800	1,019
	2,538	7,617	800	1,019
(20) CONTRIBUTED EQUITY				
Issued & fully paid up capital:				
Ordinary shares	121,058	121,931	121,058	121,931
A Class Preference shares	39,768	208,765	39,768	208,765
Other - ex-share premium account	594,525	594,525	594,525	594,525
	755,351	925,221	755,351	925,221
Convertible notes	14,866	14,866	14,866	14,866

Dividend rates on A Class Preference shares:

If a dividend is recommended by directors, non-redeemable non-cumulative A Class Preference shares are entitled to a minimum of 10.175 cents per share or 3 cents above the Ordinary dividend, whichever is higher. Preference share dividends have priority over Ordinary dividends.

During the 2004 and 2003 years, movements in fully paid shares on issue were as follows:

	CONSIDERATION		NO. OF SHARES	
	2004	2003	2004	2003
	$ '000	$ '000	'000	'000
(a) Ordinary shares -				
Beginning of the financial year	121,931	124,147	234,903	235,703
Share buybacks -				
June 2004 at $1.80	(873)	-	(484)	-
November 2002 at $2.63 to $4.12	-	(2,170)	-	(783)
September 2002 at $2.63	-	(46)	-	(17)
End of the financial year	121,058	121,931	234,419	234,903
(b) A Class Preference shares -				
Beginning of the financial year	208,765	213,332	250,215	251,990
Share buybacks -				
May 2004 at $1.28 to $1.30	(64,497)	-	(50,000)	-
March 2004 at $1.12 to $1.16	(104,500)	-	(90,086)	-
June 2003 at $1.58 to $3.22	-	(1,828)	-	(825)
November 2002 at $1.85 to $3.19	-	(215)	-	(97)
September 2002 at $1.52 to $3.23	-	(2,524)	-	(853)
End of the financial year	39,768	208,765	110,129	250,215

(20) **CONTRIBUTED EQUITY** CONTINUED

Share buyback:

During the year, the company bought back on market and cancelled 140,086,114 A Class Preference Shares at prices ranging from $1.12 to $1.30, and 484,203 Ordinary shares at $1.80.

Issued Options:

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over Ordinary shares were allotted to Mr. Graham W. Burke, the Managing Director. 2 million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The names of all persons who currently hold options are entered in the register kept by the Company, which may be inspected free of charge.

As at 30 June 2004, the details of outstanding options over Ordinary shares were as follows:

Number of options	Expiry date	Exercise price per option
2,000,000	30 November 2007	$3.00
2,000,000	30 November 2007	$4.00
2,000,000	30 November 2007	$5.00

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(21) RESERVES AND RETAINED PROFITS				
Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of self-sustaining foreign operations and on equity accounting of associates.				
Balance at beginning of year	(88,194)	(14,917)	3,844	1,510
Amount relating to translation of accounts & net investments	(14,241)	(66,340)	859	2,334
Transfer to Retained profits	42,778	(860)	-	-
Post acquisition share of associates	589	(6,077)	-	-
Balance at end of year	(59,068)	(88,194)	4,703	3,844
Capital profits reserve: The capital profits reserve is used to accumulate realised capital profits arising from the equity accounting of associates.				
Balance at beginning of year	61	3	-	-
Post acquisition share of associates	20	58	-	-
Balance at end of year	81	61	-	-
Total reserves	(58,987)	(88,133)	4,703	3,844
Retained profits:				
Balance at the beginning of year	105,353	126,952	976,028	946,665
Net profit (loss) attributable to members of Village Roadshow Limited	52,217	(26,016)	21,235	29,271
Other revenue, expense and initial adjustments recognised directly in equity	555	3,557	-	-
Transfer from Foreign Currency Translation Reserve	(42,778)	860	-	-
Total available for appropriation	115,347	105,353	997,263	975,936
Dividends provided or paid	-	-	-	(92)
Balance at end of year	115,347	105,353	997,263	976,028
(22) OUTSIDE EQUITY INTERESTS				
Outside equity interests in controlled entities:				
Issued & paid up capital	100,252	103,219	-	-
Reserves	(34)	146	-	-
Profit & loss appropriation	21,923	17,321	-	-
	122,141	120,686	-	-

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(23) CONTINGENT LIABILITIES AND ASSETS				
(a) Contingent liabilities				
Estimated maximum amounts relating to:				
(i) Termination benefits under personal services agreements for 236 (consolidated) group executives and consultants (2003: 208 (consolidated) group executives and consultants)	42,764	41,651	6,366	7,730
(ii) Bank guarantees for financial obligations				
(a) Guarantees for unsecured credit facilities of controlled entities	-	-	307	307
(b) Guarantees for financial undertaking of controlled entity	-	150	-	-
(iii) Corporate guarantees for financial obligations				
(a) Guarantees for secured credit facilities of associated entities	48,924	52,179	48,924	51,679
(b) Guarantees for unsecured credit facilities of associated entities	-	3,144	-	3,144
(iv) Bank guarantees for operating lease commitments				
(a) Guarantees for controlled entities	14,795	18,430	14,317	17,791
(b) Guarantees for associated entities	25	25	-	-
(c) Guarantees for joint ventures	243	272	-	-
(v) Several corporate guarantees for operating lease commitments				
(a) Guarantees for controlled entities	-	-	258,326	323,657
(b) Guarantees for associated entities	103,548	113,810	3,085	3,898
(c) Guarantees for joint ventures	-	-	14,920	15,475
(vi) Joint and several obligations for operating lease commitments of joint venture partners *	112,296	127,303	-	-
(vii) Other corporate guarantee commitments				
(a) Guarantees in respect of partnership commitments	1,458	1,458	4,125	4,125
	324,053	358,422	350,370	427,806

* refer Note 23(b)(i) for corresponding amount reflecting the related contingent assets.

(viii) Claims - Village Roadshow Pictures (USA) Inc.:

A formal judgement was entered into against Village Roadshow Pictures (USA) Inc ("VRP USA"), a non-core US subsidiary of Village Roadshow Limited ("VRL"), for approximately USD 32 million in January 2003. VRP USA's appeal against the judgement to the Supreme Court of California was rejected by that Court. The full amount of the judgement against VRP USA, plus interest to 30 June 2004, is USD 36.3 million. VRL believes the judgement will not materially affect VRL's financial position. In June 2003, the plaintiffs filed a motion seeking to force VRL to arbitrate the same claim as they made against VRP USA. VRL has opposed this motion. In August 2004, the plaintiffs indicated that they would seek to add VRL as a judgement debtor to the VRP USA judgement. VRL will oppose this motion.

New legal proceedings were commenced in 2003 by the plaintiffs against VRL and a number of other companies in the VRL group. The VRL companies deny liability in those proceedings and are defending them. A trial date has been set for these proceedings for January 2005.

(ix) Other contingent liabilities - Film Production:

The revolving USD 900 million film financing facility of Village Roadshow Films (BVI) Limited ("VRF BVI") is secured against its film library and the proceeds from exploitation. The Village Roadshow Limited ("VRL") and Village Roadshow Limited group ("VRL group") exposure is limited to USD 100 million equity contributed to VRF BVI as support for the film financing facility (by way of subordinated loan) and USD 70 million security deposit provided to VRF BVI.

In addition, VRL (and the VRL group) are liable to repay any cash film exploitation profits received by the VRL group, except for the first USD 5 million.

Based on the films released to 30 June 2004 and the continuation of business by Village Roadshow Pictures, being the group of companies comprising the production division of the VRL group, the Directors do not believe that any material permanent difference will result from this arrangement.

(x) Other contingent liabilities - Income Tax:

The Australian Taxation Office ("ATO") advised on 31 March 2003 that it had completed a prolonged income tax audit of the economic entity which covered a five year period to June 30, 1998. The ATO advised that the audit was limited to specific issues and concluded that an adjustment was warranted to increase the 1994 taxable income of the economic entity or, alternatively, the economic entity's 1993 taxable income. ATO alternative assessments of $85.1 million (1994) and $110.1 million (1993) have been received and objections have been lodged contesting the ATO adjustments. Additional General Interest Charges to 30 June 2004 have increased these alternative assessments to $101.9 million (in relation to 1994) and $132.0 million (in relation to 1993).

As advised to Australian Stock Exchange Ltd. on 21 July 2004, Village Roadshow Limited received oral advice that the objections to these alternative assessments were to be disallowed. If the objections are formally disallowed by the ATO, it may be necessary to make partial payment to the ATO, which amount would be negotiated at that time. Village Roadshow Ltd. also confirmed its belief that all these disputed assessments will be overturned on appeal. The ATO's assessments and decisions will be vigorously challenged.

The taxation treatment proposed by the ATO could also have broader application. The economic entity anticipates further ATO audits may occur.

The economic entity is also currently subject to routine tax audits in certain overseas jurisdictions. The ultimate outcome of the tax audits cannot be determined with an acceptable degree of reliability at this time. Nevertheless, the economic entity believes that it is making adequate provision for its taxation liabilities in its Financial Statements (including amounts shown as deferred and other tax liabilities in the Statement of Financial Position) and is taking reasonable steps to address potentially contentious issues. If adjustments result in taxation liabilities significantly in excess of the economic entity's provisions, there could be a significant impact on the economic entity. Finally, it is noted that the chief entity has provided an indemnity in favour of Austereo Group Limited in relation to tax losses previously transferred to subsidiaries of Austereo Group Limited.

(xi) Other contingent liabilities - Claim received from Mr. Peter Ziegler:

In September 2003, Village Roadshow Limited ("VRL") received a Statement of Claim from the service company of a former executive, Mr. Peter Ziegler. The total Claim is for more than $148 million plus a claim of a 7.5% ownership interest in the Village Roadshow Pictures division ("VRP") and the right to 7.5% of the profits of VRP. The vast majority of the Claim relates to an allegation that VRL failed to pay Mr. Ziegler's service company a termination payment. Mr. Ziegler's service company contends that this termination payment was payable upon the expiry of its contract through effluxion of time. VRL maintains that a termination payment was only payable if VRL terminated the contract early. On the basis of legal advice, VRL strongly believes that the amount claimed by Mr. Ziegler's service company is fanciful and that the termination payment claim will fail entirely. VRL will vigorously defend the allegations made by Mr. Ziegler's service company. VRL does not believe that this claim will have any material effect on its financial position. A trial date has been set, commencing in March 2005.

(23) CONTINGENT LIABILITIES AND ASSETS CONTINUED

(a) **Contingent liabilities** continued

(xii) Other contingent liabilities - Claim received from Members and former Members of KPMG:

On 23 December 2003, Village Roadshow Limited ("VRL") and two of its subsidiaries, Medborne Pty Ltd and VR International Pictures Pty Ltd, were served with proceedings in the Supreme Court of Victoria by companies associated with members and former members of accounting firm KPMG. The proceedings are in respect of those companies' investments in a film partnership with the two subsidiaries relating to the film, The Matrix. Those investments (which totalled approximately $23 million) were highly leveraged with a significant proportion of the funds invested being provided to those investors by other VRL subsidiaries. This film partnership, "Groucho II Film Partnership: Matrix (Production)", is considered by the Australian Tax Office to constitute a "mass marketed investment scheme". The proceedings claim that Medborne Pty. Ltd. has breached the Partnership Agreement in various respects, including in relation to accounting issues and a failure to consult with the KPMG partnership representative. VRL and its subsidiaries are defending the proceedings. VRL does not believe that the proceedings will have any material effect on its financial position.

(b) **Contingent assets**

In the event that any entity in the economic entity is required to meet a joint venture or partnership liability in excess of its proportionate share, that entity has right of recourse against the co-joint venturers or other partners in respect of that excess. Specifically, the economic entity has a contingent asset for the amount of the following joint and several operating lease commitments in the event that it is called upon to meet liabilities of the other joint venturers:

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(i) Right of recourse in relation to joint and several obligations for operating lease commitments of joint venture partners*	112,296	127,303	-	-

* refer Note 23(a)(vi) for corresponding amount reflecting the related contingent liabilities.

(ii) Other contingent assets - Sale of UK Exhibition circuit:

As a result of the sale of the 50% owned UK Exhibition circuit in May 2003, the Village Roadshow Limited group ("VRL group") may be entitled to further proceeds in the future, based on a formula relating to admissions of the sold circuit. The maximum amount receivable by the VRL group over time is GBP 9.9 million, however due to the uncertainty of future admissions, it is not possible to estimate what amount (if any) is likely to be received. Therefore, this amount is not considered to be a contingent asset.

(iii) Other contingent assets - Sale of shares in Val Morgan Holdings Pty. Ltd.:

Effective 27 February 2004, the economic entity disposed of its interest in the Val Morgan Holdings Pty. Ltd. group, for consideration of $6.0 million plus working capital. Further consideration of $7.0 million will be received on 1 June 2008 in the event that certain conditions are met. This additional consideration has been treated as a contingent asset until there is more certainty that the condition subsequent will be met.

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(24) EXPENDITURE COMMITMENTS				
(a) Finance leases -				
Payable within 1 year	4,954	3,837	1,463	1,297
Payable between 1 and 5 years	7,455	11,226	2,733	3,812
Payable after 5 years	-	-	-	-
	12,409	15,063	4,196	5,109
Less future finance charges	(343)	(420)	-	-
Total finance lease liabilities	12,066	14,643	4,196	5,109
(b)(i) Operating leases - Minimum lease payments				
Payable within 1 year	88,934	91,674	579	457
Payable between 1 and 5 years	308,740	329,400	1,592	1,713
Payable after 5 years	617,796	684,601	-	-
	1,015,470	1,105,675	2,171	2,170
(b)(ii) Operating leases - Percentage based lease payments				
Payable within 1 year	2,946	2,688	-	-
Payable after 1 year	33,780	32,944	-	-
	36,726	35,632	-	-
Total operating lease commitments	1,052,196	1,141,307	2,171	2,170

Accounting standard AASB 1008: Leases applies to the estimated contingent rental commitments of the chief entity and the economic entity. This standard requires the reporting of liabilities under certain operating leases to pay Percentage Rent. Percentage rent is payable as either Incentive Rent or Revenue Share. Incentive Rent occurs when the operating lease creates a liability to pay the lessor a percentage of the Gross Receipts when a cinema site's earnings exceed the Base Rent. Gross receipts are generally made up of box office takings, concession sales and screen advertising, but may also include revenue from licence fees, arcade games and the sale of promotional material. A Revenue Share does not have a fixed Base Rent, the entire rental liability being determined by an express percentage of the total Gross Receipts.

Refer to note 31 for details of operating lease commitments relating to discontinuing operations included in the above expenditure commitments.

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(c) Other expenditure commitments -				
Estimated capital expenditure contracted for at balance date but not provided for				
Payable not later than one year				
- joint ventures	17,761	10,844	-	-
- associates	3,200	23,303	-	-
- other	34,754	1,883	-	-
	55,715	36,030	-	-
Payable later than one year but not later than five years				
- joint ventures	24,873	16,487	-	-
- associates	6,246	-	-	-
- other	1,387	16,950	-	-
	32,506	33,437	-	-

(25) SUPERANNUATION COMMITMENTS

There are established superannuation and retirement plans for the benefit of employees of the Company and its controlled and associated entities. The benefits provided are accumulation benefits. Contributions to the plans are based on varying percentages of employees' gross remuneration and are made either by the employer or by the employee and the employer. Contributions made to the plans will not exceed the permitted levels prescribed by income tax legislation from time to time. There are legally enforceable obligations for contributions to be made to the plans in respect of some employees. As the plans are accumulation type funds, no actuarial assessment is made and the level of funds is sufficient to meet applicable employee benefits which may accrue in the event of termination of the plans or on the voluntary or compulsory termination of employment of any employee.

(26) **DIRECTOR AND EXECUTIVE DISCLOSURES**

Directors

The following persons were specified directors of Village Roadshow Limited during the financial year:

Executive directors

Robert G. Kirby, *Chairman*
John R. Kirby, *Deputy Chairman*
Graham W. Burke, *Managing Director*
Peter E. Foo, *Finance Director*
Peter M. Harvie, *Executive Director*

Non-executive directors

William J. Conn
D. Barry Reardon
Peter D. Jonson

Executives (other than directors) with the greatest authority for strategic direction and management

The following persons were the executives with the greatest authority for the strategic direction and management of the consolidated entity ("specified executives") during the financial year:

Name	Position	Employer
Philip S. Leggo	Group Company Secretary	Village Roadshow Limited
Julie E. Raffe	Chief Financial Officer	Village Roadshow Limited
Gregory Basser	Director - Commercial & Legal, Group Executive in charge of Production	Village Roadshow Limited
Tony N. Pane	Chief Tax Counsel	Village Roadshow Limited
Simon T. Phillipson	General Counsel	Village Roadshow Limited

All of the above persons were also specified executives during the year ended 30 June 2003.

Remuneration of directors and specified executives

Remuneration policy

The Remuneration Committee of the Board of Directors of Village Roadshow Limited is responsible for determining and reviewing compensation arrangements for the Company's executive directors. The Remuneration Committee makes recommendations on the remuneration of the executive directors with the overall objective of motivating and appropriately rewarding performance. The recommendations are made in line with the Company's present circumstances and goals to ensure maximum shareholder benefits from the attraction and retention of a high quality Board and senior management team.

The Chairperson, Deputy Chairperson, Managing Director and Finance Director are responsible for determining the compensation arrangements for senior divisional and corporate executives (including the above specified executives) using similar criteria. The Remuneration Committee is kept informed of any major amendments to remuneration arrangements for senior divisional and corporate executives.

All executive directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met based on achievement of key executive performance criteria and Company performance in relation to profitability, cash flow, share price growth and other performance indicators.

The total cash remuneration of independent directors (being directors' fees not paid to anyone in an executive capacity) is distinguished from that of executive directors and is approved in aggregate by shareholders in general meetings from time to time.

Details of remuneration

Details of the remuneration of each specified director of Village Roadshow Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out in the following tables:

Directors of Village Roadshow Limited

		Primary			Post Employment	Equity	
Name	Note	Base salary/fees & allowances $	Annual cash bonus $	Non-monetary benefits $	Superannuation $	Options $	Total $
Robert G. Kirby	1, 5	1,190,160	298,700	200,279	91,149	-	1,780,288
John R. Kirby	1, 5	1,190,160	298,700	193,223	91,149	-	1,773,232
Graham W. Burke	1, 3, 5	1,190,160	298,700	176,031	91,149	222,626	1,978,666
Peter E. Foo		1,063,246	496,000	46,268	34,254	-	1,639,768
Peter M. Harvie	2, 4	585,792	100,000	81,363	25,000	-	792,155
William J. Conn		88,072	-	-	7,928	-	96,000
Peter D. Jonson		66,056	-	20,813	5,944	-	92,813
D. Barry Reardon		126,000	-	-	-	-	126,000
Total		5,499,646	1,492,100	717,977	346,573	222,626	8,278,922

1. Bonus amounts represent 2003/04 bonus due and payable. Director bonuses are calculated by reference to a cash flow return on investment measure together with a formula to reward superior weighted average share price and market capitalisation growth.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position.
3. In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke. Two million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The above options were granted in accordance with the terms of Mr. Burke's Employment Contract dated November 2000. Refer to the option valuation disclosures in the Directors' Report.
4. Includes non-monetary benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.
5. With effect from 1 July 2004, the Remuneration Committee of the Board of Directors approved an increase in Base Salary for each of Messrs R.G. Kirby, J.R. Kirby and G. W. Burke to $1,550,000 per annum.

(26) DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED

Details of remuneration continued

Total remuneration of directors of Village Roadshow Limited for the year ended 30 June 2003 is set out below. Information for individual directors is not shown as this is the first financial report prepared since the issue of AASB 1046: *Director and Executive Disclosures by Disclosing Entities*.

		Primary			Post Employment	Equity	
Name		Base salary/fees & allowances $	Annual cash bonus $	Non-monetary benefits $	Superannuation $	Options $	Total $
Total		5,151,160	1,370,000	666,031	332,933	233,287	7,753,411

Specified executives of the consolidated entity

		Primary			Post Employment	Equity	
Name	Note	Base salary/fees & allowances $	Annual cash bonus $	Non-monetary benefits $	Superannuation $	Options $	Total $
Philip S. Leggo		360,508	140,000	56,951	32,419	-	589,878
Julie E. Raffe		277,648	140,000	97,639	24,938	-	540,225
Gregory Basser	1, 2	1,132,266	250,000	7,435	36,754	-	1,426,455
Tony N. Pane		956,178	250,000	-	11,002	-	1,217,180
Simon T. Phillipson		374,447	200,000	9,260	33,675	-	617,382
Total		3,101,047	980,000	171,285	138,788	-	4,391,120

1. Bonus amount relates to amounts paid pursuant to discretionary consulting agreement.
2. Includes non-monetary benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's Executive Share Plan.

Total remuneration of specified executives for the year ended 30 June 2003 is set out below. Information for individual specified executives is not shown as this is the first financial report prepared since the issue of AASB 1046: *Director and Executive Disclosures by Disclosing Entities*.

		Primary			Post Employment	Equity	
Name		Base salary/fees & allowances $	Annual cash bonus $	Non-monetary benefits $	Superannuation $	Options $	Total $
Total		3,015,132	1,250,000	73,816	139,884	-	4,478,832

Service Agreements

Remuneration and other terms of employment for the Company's Managing Director, the Executive Chairman of Austereo Group Limited and the Company's specified executives are formalised in service agreements. The names of these officers and positions held are set out in Note 26. All major contracts and bonus payments are reviewed by the Remuneration Committee. The major provisions of the agreements of these officers relating to remuneration are as set out below:

Mr. G. W. Burke's 5 year contract with the Company as Managing Director expires on 30 November 2005 with an option to extend for a further 5 years at either party's option. In addition to base salary, superannuation and motor vehicle, CPI adjusted, an annual incentive performance bonus is payable for achieving varying percentages of budgeted net profit before tax. The contract also provides for the grant of 6 million options over ordinary shares (as described above) and a loan of up to $2 million on terms and conditions to be agreed by the Remuneration Committee of the Company. Other than a global 12 month non-compete clause, the contract does not provide for pre-determined compensation in the event of termination.

Mr. P. M. Harvie's 5 year contract with Austereo Pty Ltd as Executive Chairman of the Company's controlled entity, Austereo Group Limited, expires on 30 June 2007. In addition to base salary and superannuation, CPI adjusted, an annual discretionary performance bonus is payable together with participation in the Company's and Austereo's Executive Share Plans. Payment for termination without cause is equal to 12 months of salary.

Messrs P. S. Leggo, J. E. Raffe, T. N. Pane and S. T. Phillipson all have service agreements with the Company expiring respectively on 30 November 2005, 30 November 2004, 14 January 2005 and 30 November 2006. Mr Leggo's contract has an option to extend for a further 2 years at the Company's option. In addition to base salary and superannuation, and Company motor vehicles provided to Messrs Leggo and Raffe, all 4 named specified executives are eligible to be paid an annual discretionary performance bonus. Payments under these contracts for redundancy for Messrs Leggo, Raffe and Phillipson is equal to 11, 6 and 12 months of salary respectively. None of the contracts for the 4 named specified executives provide for pre-determined compensation in the event of termination.

Mr. G. Basser has 2 contracts with the Company - one executive employment agreement and a separate Consulting Agreement with Greg Basser Pty Ltd for legal services to the economic entity. Both contracts expire on 30 April 2005 with an option to extend for a further 2 years at the Company's option. The employment agreement provides for base salary and superannuation, CPI adjusted, including a motor vehicle allowance, together with an annual discretionary performance bonus. The Consultancy Agreement provides for the payment of an annual retainer which is adjusted by CPI or $50,000 per annum whichever is greater, together with an additional performance based retainer and reimbursement of reasonable administrative costs and out of pocket expenses. Neither contract provides for pre-determined compensation in the event of termination. If the Company breaches and either contract is terminated by the other party, it may claim for monies and benefits payable until expiry of the contract, subject to an obligation to mitigate.

Executive Director Mr. P. E. Foo does not have a service agreement with the Company. Discussions are continuing between the Remuneration Committee and the Company's Executive Chairman, Mr. R. G. Kirby, and Executive Deputy Chairman, Mr. J.R. Kirby, for service agreements on similar terms and conditions to Mr. G. W. Burke's contract.

(26) **DIRECTOR AND EXECUTIVE DISCLOSURES** CONTINUED

Equity instrument disclosures relating to directors and specified executives

Options provided as remuneration

No options over ordinary shares in the company were provided as remuneration to any specified director of Village Roadshow Limited or any specified executive of the consolidated group during the financial year. All options on issue at the beginning of the financial year had fully vested.

Shares provided on exercise of remuneration options

No options were exercised during the financial year.

Option holdings

The number of options over ordinary shares in the company held during the financial year by each specified director of Village Roadshow Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at beginning of period	Granted as remuner-ation	Options Exercised	Net Change Other	Balance at end of period	Vested and exercisable at the end of the year
Specified directors						
Graham W. Burke	6,000,000	-	-	-	6,000,000	6,000,000
Specified Executives						
Nil						

No options are vested and unexercisable at the end of the year.

Shareholdings

The number of shares in the company during the financial year in which each specified director of Village Roadshow Limited and each of the specified executives of the consolidated entity has a relevant interest, including their personally-related entities, are set out below.

Name	Balance at the start of the year		Granted as remuneration		On exercise of options		Net change other		Balance at the end of the year	
	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference
Specified directors										
Robert G. Kirby	118,719,515	407,073	-	-	-	-	(100,000)	(407,073)	118,619,515	-
John R. Kirby	118,427,384	306,906	-	-	-	-	192,131	(306,906)	118,619,515	-
Graham W. Burke	118,559,515	1,397,306	-	-	-	-	60,000	(1,397,306)	118,619,515	-
Peter E. Foo	-	-	-	-	-	-	-	-	-	-
Peter M. Harvie	257,400	242,900	-	-	-	-	-	-	257,400	242,900
William J. Conn	191,563	1,153,019	-	-	-	-	-	-	191,563	1,153,019
Peter D. Jonson	10,000	33,236	-	-	-	-	-	-	10,000	33,236
D. Barry Reardon	10,000	8,552	-	-	-	-	-	-	10,000	8,552
Specified executives										
Philip S. Leggo	64,350	364,300	-	-	-	-	-	-	64,350	364,300
Julie E. Raffe	-	350,000	-	-	-	-	-	-	-	350,000
Gregory Basser	-	800,000	-	-	-	-	-	-	-	800,000
Tony N. Pane	-	450,000	-	-	-	-	-	-	-	450,000
Simon T. Phillipson	-	300,000	-	-	-	-	-	-	-	300,000

The number of shares in Austereo Group Limited during the financial year in which each specified director of Village Roadshow Limited and each of the specified executives of the consolidated entity has a relevant interest, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Granted as remuneration	On exercise of options	Net change other	Balance at the end of the year
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Specified directors					
Robert G. Kirby	251,562,594	-	-	-	251,562,594
John R. Kirby	251,562,594	-	-	53,460	251,616,054
Graham W. Burke	251,562,594	-	-	-	251,562,594
Peter E. Foo	-	-	-	-	-
Peter M. Harvie	1,030,001	-	-	-	1,030,001
William J. Conn	-	-	-	-	-
Peter D. Jonson	-	-	-	-	-
D. Barry Reardon	-	-	-	-	-
Specified executives					
Philip S. Leggo	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-
Gregory Basser	-	-	-	-	-
Tony N. Pane	6,054	-	-	-	6,054
Simon T. Phillipson	-	-	-	-	-

With the exception of 6,054 Austereo Group Limited shares held by Mr. T. N. Pane, all shares held by Messrs. P. M. Harvie, P. S. Leggo, J. E. Raffe, G. Basser, T. N. Pane and S. T. Phillipson are held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.

Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out above.

All equity transactions with specified directors and executives other than those held under the Company's Executive Share Plan and Executive and Employee Option Plan have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

(26) **DIRECTOR AND EXECUTIVE DISCLOSURES** CONTINUED

Loans to directors and specified executives

Details of loans made to directors of Village Roadshow Limited and the specified executives of the consolidated entity, including their personally-related entities, are set out below.

Aggregates for specified directors and specified executives

2004

Group	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year $	Number in group at the end of the year No.
Directors of Village Roadshow Limited	3,380,597	119,107	73,265	-	3,432,054	1
Specified executives of the consolidated entity	4,325,061	234,715	7,435	-	4,559,776	5

2003

Group	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year $	Number in group at the end of the year No.
Directors of Village Roadshow Limited	3,451,116	119,107	66,220	-	3,380,597	1
Specified executives of the consolidated entity	4,470,992	229,715	599	-	4,325,061	5

Individuals with loans above $100,000 during the financial year

2004

Group	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year $
Specified director					
Peter M. Harvie	3,380,597	119,107	73,265	-	3,432,054
Specified executives					
Philip S. Leggo	790,896	44,715	-	-	835,611
Julie E. Raffe	578,392	35,000	-	-	613,392
Gregory Basser	1,715,983	80,000	7,435	-	1,795,983
Tony N. Pane	743,879	45,000	-	-	788,879
Simon T. Phillipson	495,911	30,000	-	-	525,911

Terms and conditions of loans

Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

The amounts shown for interest not charged in the tables above represent the difference between the amount paid and payable for the year and the amount of interest that would have been charged on an arm's-length basis.

No write-downs or allowances for doubtful receivables have been recognised in relation to the principal amounts of any loans made to specified directors or specified executives.

Other transactions and balances with specified directors and specified executives

Messrs R.G. Kirby, J.R. Kirby and G.W. Burke each had an economic interest of 8.33% in Penfolds Buscombe Limited up to 6 February 2004. A total of $1,112,371 was paid to Penfolds Buscombe Limited (2003: $1,138,565) for printing and stationery services provided to the Economic Entity during the period that this economic interest was held. As detailed in the Corporate Governance Statement, all purchases of major consumables are obtained by a periodic competitive tendering process.

Reimbursement of rental and vehicle expenses of $41,600 (2003: $44,200) was made to Vinden Lodge Pty. Limited, a company in which Mr. P.E. Foo has a significant interest.

In the year ended 30 June 2003, a trust distribution and fees of $734,592 were paid by Roadshow Unit Trust, a controlled entity of Roadshow Distributors Pty. Limited, to Mr G. W. Burke, a Director of the Trustee, in his capacity as a unitholder. Mr G.W. Burke had held this unitholding in the Roadshow Unit Trust since prior to the listing of the Village Roadshow Limited group. In December 2002, the other unitholders of the Roadshow Unit Trust agreed to purchase the 17.5% of units in the Roadshow Unit Trust, as well as the New Zealand Management Fee Rights, from Mr. G.W. Burke based on an independent valuation. This resulted in the Village Roadshow Limited group purchasing 51.43% of Mr G.W. Burke's unitholding in the Roadshow Unit Trust, and 50% of Mr. G.W. Burke's interest in the New Zealand Management Fee Rights, for a total cash payment of $5,114,286.

Various companies associated with Mr. R. G. Kirby compensate the Village Roadshow Limited group in return for services provided. These transactions are carried out under arm's length terms and conditions and are trivial in nature.

The economic entity purchases water from Palm Springs Limited, an entity in which Mr. W.J. Conn has a 16% economic interest. These transactions are carried out under arm's length terms and conditions and are trivial in nature.

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(27) REMUNERATION OF AUDITORS				
Aggregate remuneration received or due and receivable by the auditors, directly or indirectly from the chief entity or any related entity, in connection with -				
Chief entity auditor -				
Auditing accounts	1,032	995	150	140
Other services [1]	1,098	1,129	-	-
Other auditors -				
Auditing accounts	291	255	-	-
Other services [1]	500	479	-	-
	2,921	2,858	150	140
[1] Dissection of Other Services:				
Tax	870	990	-	-
Corporate Finance	129	286	-	-
Assurance related	597	249	-	-
Other	2	83	-	-
	1,598	1,608	-	-

(28) EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

Subsequent to 30 June 2004, in accordance with a notification to Australian Stock Exchange Ltd. on 16 June 2004, Village Roadshow Ltd. bought back a further 23,005,797 Ordinary shares on market, for a total consideration of $45,306,943. This was in addition to the 484,203 Ordinary Shares bought back prior to 30 June 2004.

(29) INTERESTS IN JOINT VENTURE OPERATIONS

Interests in joint venture operations:

Names and principal activities of joint venture operations, the percentage interest held by entities in the economic entity and the contributions of those joint venture operations to results after tax -

			CONTRIBUTIONS TO OPERATING PROFIT AFTER TAX	
			2004	2003
NAME	BUSINESS	% OWNED	$ '000	$ '000
Adelaide Nova / Palace	Cinema operator	25.00%	47	82
Austereo / Simon Richards	Direct marketing	29.96%	(591)	(3,418)
Australian Theatres	Multiplex cinema operators	50.00%	15,812	12,285
Browns Plains Multiplex Cinemas	Multiplex cinema operators	33.33%	91	33
Canberra FM Radio	Radio broadcasting	29.96%	2,074	1,139
Carlton Nova / Palace	Cinema operator	25.00%	433	439
Castle Towers Multiplex Cinemas	Multiplex cinema operators	33.33%	1,420	1,354
Damodar Village Force Cinemas	Cinema operator	33.33%	559	466
Damodar & VAGH Village Force Cinemas	Cinema operator	33.33%	20	37
Data Sell Teleservices	Teleservices	29.96%	-	-
Eye Village	Mall advertising	50.00%	-	558
Geelong Cinema	Cinema operator	50.00%	178	(69)
Jam Factory Cinema	Cinema operator	50.00%	299	20
Jam Factory Shopping Centre	Non-operating	50.00%	11	(124)
Luna/Palace Cinema	Cinema operator	25.00%	198	196
MCM Entertainment	Music media	29.96%	357	(16)
Morwell Multiplex Cinemas	Cinema operator	75.00%	273	168
Movieline	Cinema ticket seller	33.33%	(207)	(516)
Mt. Gravatt Multiplex Cinemas	Cinema operator	33.33%	1,049	811
Parramatta Cinemas	Cinema operator	50.00%	(179)	(103)
Queen Street, New Zealand	Cinema operator	33.33%	804	1,057
Rialto Cinemas	Cinema operator	25.00%	234	277
Village Sky City Cinemas (previously Village Force Entertainment)	Cinema operator	50.00%	4,110	4,932
Village / GUO / BCC Cinemas	Cinema operator	50.00%	3,577	2,565
Village / GUO / Victorian Multiplex Cinemas	Cinema operator	50.00%	573	273
Village / Sali Cinemas Bendigo	Cinema operator	50.00%	628	502
Village Anderson Cinemas	Cinema operator	50.00%	678	586
Village Palace Cinemas	Cinema operator	50.00%	(374)	313
Village Warrnambool Cinemas	Cinema operators	50.00%	190	180
Movie World Holdings	Theme park, Queensland	33.33%	4,914	4,358
Warner Village Cinema Operating Assets [1]	Property owner/lessor	50.00%	(85)	(1,005)
Warner Village Cinema Properties [1]	Property owner/lessor	50.00%	(1,541)	(11,223)
Warner Village Exhibition Operating Assets [1]	Property owner/lessor	49.99%	257	1,407
Warner Village Exhibition Properties [1]	Property owner/lessor	49.99%	(463)	(3,269)
			35,346	14,295

[1] Effective 12 May 2003, the assets and operations of the above joint ventures were sold as part of the group's disposal of the Warner Village circuit in the United Kingdom.

	CONSOLIDATED	
	2004	2003
	$ '000	$ '000
Aggregate share of assets in joint ventures -		
Current assets:		
Cash	8,603	6,266
Receivables	9,392	30,426
Inventories	832	843
Other	356	316
Non-current assets:		
Property, plant & equipment	130,901	254,933
Radio licence	8,961	8,961
Receivables	81,790	98,338
Other	24,935	24,295
	265,770	424,378

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

Notes to the Financial Statements continued

FOR THE YEAR ENDED 30 JUNE 2004

(30) SEGMENT REPORTING

(a) Reporting by business segments[1,2] (Notes: refer page 52)

	EXHIBITION 2004 $ '000	EXHIBITION 2003 $ '000	THEME PARKS 2004 $ '000	THEME PARKS 2003 $ '000	RADIO 2004 $ '000	RADIO 2003 $ '000	PRODUCTION 2004 $ '000	PRODUCTION 2003 $ '000	DISTRIBUTION 2004 $ '000	DISTRIBUTION 2003 $ '000	UNALLOCATED 2004 $ '000	UNALLOCATED 2003 $ '000	TOTAL 2004 $ '000	TOTAL 2003 $ '000
Amounts including specific items & discontinuing operations														
Revenue from external customers	419,664	433,628	18,287	15,228	241,307	240,794	1,498,065	638,409	-	-	49,140	446,652	2,226,463	1,774,711
Share of associates net profit (loss)	4,967	19,275	9,537	9,595	1,479	1,015	-	-	15,369	9,334	(137)	-	31,215	39,219
Total segment revenue	424,631	452,903	27,824	24,823	242,786	241,809	1,498,065	638,409	15,369	9,334	49,003	446,652	2,257,678	1,813,930
Segment result	14,689	(59,609)	16,319	14,133	71,058	62,186	76,296	(3,042)	15,369	9,334	(94,337)	15,441	99,394	38,443
Income tax revenue (expense)													(30,425)	(49,909)
Net profit													68,969	(11,466)
Profit attributed to outside equity interest													16,752	14,550
Net profit attributable to members													52,217	(26,016)
Depreciation and amortisation expense	28,259	45,132	3,685	3,816	8,060	8,520	564,722	94,597	-	-	5,219	3,364	609,945	155,429
Non-cash expenses other than depreciation	1,985	78,466	100	917	(140)	1,298	(591)	(395)	-	-	464	9	1,818	80,295
Segment assets	451,757	551,341	81,974	81,134	493,141	544,170	1,092,089	1,389,272	56,313	34,587	288,004	304,147	2,463,278	2,904,651
Segment liabilities	116,525	133,209	36	(3)	55,150	49,139	116,847	191,609	-	-	1,226,002	1,452,704	1,514,560	1,826,658
Investments in associates included in segment assets	30,808	65,884	31,005	37,783	6,490	6,252	-	-	37,123	6,418	(205)	155	105,221	116,492
Acquisition of property, plant & equipment and intangible assets	22,233	79,837	2,859	15,792	4,506	3,783	1,771	2,150	-	-	5,015	11,498	36,384	113,060
Amounts excluding specific items & discontinuing operations														
Revenue from external customers	408,425	412,922	18,287	15,228	241,307	229,018	1,498,065	638,409	-	-	43,404	48,821	2,209,488	1,344,398
Share of associates net profit (loss)	4,967	14,329	9,537	9,595	1,479	1,015	-	-	15,369	9,334	(137)	-	31,215	34,273
Total segment revenue	413,392	427,251	27,824	24,823	242,786	230,033	1,498,065	638,409	15,369	9,334	43,267	48,821	2,240,703	1,378,671
Segment result	26,964	15,796	16,319	14,133	71,058	74,554	76,296	50,525	15,369	9,334	(90,322)	(60,531)	115,684	103,811
Income tax revenue (expense)													(30,425)	(24,376)
Net profit excluding specific items & discontinuing operations													85,259	79,435
Profit attributed to outside equity interest													16,752	18,385
Net profit excluding specific items and discontinuing operations attributable to members													68,507	61,050

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(30) SEGMENT REPORTING continued

(b) Reporting by geographic segments[2]

	AUSTRALIA 2004 $ '000	AUSTRALIA 2003 $ '000	USA 2004 $ '000	USA 2003 $ '000	BRITISH VIRGIN ISLANDS 2004 $ '000	BRITISH VIRGIN ISLANDS 2003 $ '000	NEW ZEALAND 2004 $ '000	NEW ZEALAND 2003 $ '000	ASIA 2004 $ '000	ASIA 2003 $ '000	SOUTH AMERICA 2004 $ '000	SOUTH AMERICA 2003 $ '000	EUROPE 2004 $ '000	EUROPE 2003 $ '000	UNALLOCATED 2004 $ '000	UNALLOCATED 2003 $ '000	TOTAL 2004 $ '000	TOTAL 2003 $ '000
Amounts including specific items & discontinuing operations																		
Revenue from external customers	511,276	535,368	288	2,995	1,497,594	564,558	27,497	25,637	4,221	11,662	-	-	165,877	209,999	19,710	424,492	2,226,463	1,774,711
Share of associates net profit (loss)	28,820	21,598	-	-	-	-	107	214	2,335	7,609	-	-	(47)	9,798	-	-	31,215	39,219
Total segment revenue	540,096	556,966	288	2,995	1,497,594	564,558	27,604	25,851	6,556	19,271	-	-	165,830	219,797	19,710	424,492	2,257,678	1,813,930
Segment assets	890,095	951,466	2,672	4,115	1,085,948	1,276,889	25,045	26,063	58,147	29,882	23,663	25,002	174,872	328,151	202,836	263,083	2,463,278	2,904,651
Acquisition of property, plant & equipment and intangible assets	29,409	77,173	37	-	-	571	760	3,355	79	24	-	-	6,099	31,937	-	-	36,384	113,060
Amounts excluding specific items & discontinuing operations																		
Revenue from external customers	511,276	523,592	288	2,995	1,497,594	564,558	27,497	25,637	4,221	2,548	-	-	154,637	198,407	13,975	26,661	2,209,488	1,344,398
Share of associates net profit (loss)	28,820	21,598	-	-	-	-	107	214	2,335	2,663	-	-	(47)	9,798	-	-	31,215	34,273
Total segment revenue	540,096	545,190	288	2,995	1,497,594	564,558	27,604	25,851	6,556	5,211	-	-	154,590	208,205	13,975	26,661	2,240,703	1,378,671

Notes (for business and geographic segment reporting):

1 Description of Business Segments:

Exhibition:	Cinema exhibition.
Theme Parks:	Theme park operations.
Radio:	FM radio operations.
Production:	Film production.
Distribution:	Film, DVD & video distribution.

2 For primary segment reporting purposes, Leisure and Greece/Singapore Distribution business unit results are combined with Exhibition, and the Australian and NZ Distribution results are separately reported as Distribution.

The definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments and transactions excluded from the segment definitions. The exclusions from segment definitions

- Segment Revenue: interest revenue, proceeds on disposal of assets.
- Segment Result: interest revenue & expense, profit/loss on disposal of assets.
- Segment Assets: cash, investments which are not equity accounted, loans receivable (other than loans to associates), tax assets.
- Segment Liabilities: borrowings, loans payable (other than loans from associates), tax liabilities.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(31) DISCONTINUING OPERATIONS

During the year ended 30 June 2004, the economic entity continued to wind down the operations which were discontinued in prior periods, and it is noted that progressive asset sales are in progress in relation to Germany, and exit options are still being progressed in relation to Austria. The cinema operations of both Germany & Austria were classified as discontinuing operations in previous financial years. The results of discontinuing cinema operations are included in the Exhibition business segment, the results of discontinuing old production operations are included in the Production business segment in 2003, and the results of discontinuing A-Live Worldwide operations are included in the Radio business segment in 2003. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	GERMANY 2004 $ '000	AUSTRIA 2004 $ '000	TOTAL EXHIBITION 2004 $ '000	TOTAL GROUP 2004 $ '000
(i) Financial Performance Information				
Sales revenue	-	10,664	10,664	10,664
Other revenue	486	106	592	592
Share of net profits (losses) of associates	-	-	-	-
Interest expense	-	21	21	21
Other expenses	9,073	13,595	22,668	22,668
Operating profit (loss) from discontinuing operations before tax	(8,587)	(2,846)	(11,433)	(11,433)
Income tax revenue (expense)	-	-	-	-
Operating profit (loss) from discontinuing operations after tax	(8,587)	(2,846)	(11,433)	(11,433)
(ii) Cash flow Information				
The consolidated net cash flows of the discontinuing operation during the reporting period were as follows:				
Net operating cash flows	(5,927)	(404)	(6,331)	(6,331)
Net investing cash flows	-	-	-	-
Net financing cash flows	-	-	-	-
Total net cash flows	(5,927)	(404)	(6,331)	(6,331)
(iii) Financial Position/Other Information				
Assets - carrying amount at balance date	2,912	1,500	4,412	4,412
Liabilities at balance date	5,272	5,847	11,119	11,119
Net assets (liabilities) at balance date	(2,360)	(4,347)	(6,707)	(6,707)
Net assets disposed of	-	-	-	-
Selling price of net assets disposed	-	-	-	-
Profit (Loss) on disposal of net assets	-	-	-	-
Tax expense (credit) relating to disposal of net assets	-	-	-	-
(iv) Expenditure commitments:				
Operating leases - minimum lease payments				
Payable within 1 year				4,073
Payable between 1 and 5 years				16,291
Payable after 5 years				54,465
				74,829

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(31) DISCONTINUING OPERATIONS CONTINUED

	THAILAND 2003 $ '000	INDIA 2003 $ '000	GERMANY 2003 $ '000	AUSTRIA 2003 $ '000	FRANCE 2003 $ '000	KOREA 2003 $ '000	MALAYSIA 2003 $ '000	TOTAL EXHIBITION 2003 $ '000	RADIO 2003 $ '000	PRODUCTION 2003 $ '000	TOTAL GROUP 2003 $ '000
(i) Financial Performance Information											
Sales revenue	-	-	-	11,541	-	-	-	11,541	11,776	-	23,317
Other revenue	-	(294)	1,774	50	-	133,938	5,557	141,025	-	-	141,025
Share of net profits (losses) of associates	-	-	-	-	-	4,946	-	4,946	-	-	4,946
Interest expense	-	-	-	-	-	-	-	-	224	-	224
Other expenses	-	67	12,538	14,587	589	47,730	5,731	81,242	23,045	3,000	107,287
Operating profit (loss) from discontinuing operations before tax	-	(361)	(10,764)	(2,996)	(589)	91,154	(174)	76,270	(11,493)	(3,000)	61,777
Income tax revenue (expense)	-	-	-	-	-	-	-	-	3,422	-	3,422
Operating profit (loss) from discontinuing operations after tax	-	(361)	(10,764)	(2,996)	(589)	91,154	(174)	76,270	(8,071)	(3,000)	65,199
(ii) Cash flow Information											
The consolidated net cash flows of the discontinuing operation during the reporting period were as follows:											
Net operating cash flows	-	-	(6,292)	(2,553)	(589)	(5,708)	-	(15,142)	(11,716)	-	(26,858)
Net investing cash flows	11,766	2,706	3,061	-	-	129,571	5,311	152,415	-	-	152,415
Net financing cash flows	(141)	-	-	-	-	-	-	(141)	-	-	(141)
Total net cash flows	11,625	2,706	(3,231)	(2,553)	(589)	123,863	5,311	137,132	(11,716)	-	125,416
(iii) Financial Position/Other Information											
Assets - carrying amount at balance date	-	-	14,259	1,479	-	-	-	15,738	5	-	15,743
Liabilities at balance date	-	-	8,364	3,174	-	-	-	11,538	-	-	11,538
Net assets (liabilities) at balance date	-	-	5,895	(1,695)	-	-	-	4,200	5	-	4,205
Net assets disposed of	-	-	-	-	-	47,729	-	47,729	-	-	47,729
Selling price of net assets disposed	-	-	-	-	-	131,794	-	131,794	-	-	131,794
Profit (Loss) on disposal of net assets	-	-	-	-	-	84,065	-	84,065	-	-	84,065
Tax expense (credit) relating to disposal of net assets	-	-	-	-	-	-	-	-	-	-	-
(iv) Expenditure commitments:											
Operating leases - minimum lease payments											
Payable within 1 year											3,877
Payable between 1 and 5 years											15,508
Payable after 5 years											55,994
											75,379

(32) FINANCIAL INSTRUMENTS

(a) Terms, conditions and accounting policies

The economic entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at balance date, are as follows:

Recognised Financial Instruments

(i) *Financial assets*

Receivables - trade debtors:
Trade debtors are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable. Credit sales are normally settled on 30 day terms.

Receivables - associated entities and other advances:
Amounts (other than trade debts) receivable from associated entities and for other advances are carried at nominal amounts due. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

Secured and unsecured advances
Secured and unsecured advances are shown at cost. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

(ii) *Financial liabilities*

Trade and sundry creditors:
Creditors are recognised at amounts to be paid in the future for goods and services already received, whether or not billed to the economic entity and are normally settled on 30 day terms.

Accounts payable - associated and other entities:
Amounts owing to associated and other entities are carried at the principal amount. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

Secured and unsecured borrowings:
Borrowings are carried at the principal amount. Interest is recognised in the statement of financial performance on an accrual basis. Bank loans are repayable either monthly, quarterly, bi-annually, annually or at expiry with terms ranging from less than one year to greater than five years. While interest is charged either at the bank's floating rate or at a contracted rate above the Australian dollar BBSY rate, certain borrowings are subject to interest rate swaps. Refer interest rate swaps in the unrecognised financial instruments section below.

Details of security over bank loans is set out in Note 17.

Provision for dividends:
Dividends payable represents provision for a final dividend of Nil cents (2003: Nil cents) per Ordinary share and Nil cents (2003: Nil cents) per A Class Preference share for the financial year ended 30 June 2004.

Convertible Notes
Refer Note 17 for details in relation to convertible notes issued by the chief entity.

Finance lease liabilities:
Finance lease liabilities are accounted for in accordance with AASB 1008: Leases. As at balance date, the economic entity had finance leases with an average lease term of 3 years. The average discount rate implicit in the leases is 7% p.a.

(iii) *Equity*

Ordinary shares:
From 1 July 1998, Ordinary share capital has been increased based on the proceeds received from shares issued (less direct share issue costs), and decreased based on the buyback cost (including direct buyback costs). Prior to that date, Ordinary share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over Ordinary shares at balance date are set out in Note 20.

Preference shares:
From 1 July 1998, Preference share capital has been increased based on the proceeds received from shares issued (less direct share issue costs), and decreased based on the buyback cost (including direct buyback costs). Prior to that date, Preference share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over Preference shares at balance date are set out in Note 20.

Unrecognised Financial Instruments

Interest rate swaps:
The economic entity enters into interest rate swap or hedge agreements that are used to convert the variable interest rates attached to various of its specific facilities into fixed interest rates. The swaps are entered into with the objective of ensuring that earnings are not subject to wide fluctuations caused by fluctuating interest commitments and ensuring compliance with loan covenants. Interest rate swaps are not recognised in the financial statements.

At balance date, various entities within the economic entity had entered into interest rate swaps on debts totalling $922 million. These swaps covered approximately 88% of total borrowings of the economic entity drawn down at balance date. The majority of the swaps mature in the medium to long term.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(32) FINANCIAL INSTRUMENTS CONTINUED
(b) Interest rate risk
The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at balance date are as follows:

			FIXED INTEREST RATE MATURING IN:											
	FLOATING INTEREST RATE		1 YEAR OR LESS		OVER 1 YEAR TO 5 YEARS		MORE THAN 5 YEARS		NON-INTEREST BEARING		TOTAL CARRYING AMOUNT AS PER STATEMENT OF FINANCIAL POSITION		WEIGHTED AVERAGE EFFECTIVE INTEREST RATE	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
FINANCIAL INSTRUMENTS	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	%	%
(i) Financial assets														
Cash	110,076	177,730	-	-	-	-	-	-	-	-	110,076	177,730	4.11%	4.75%
Receivables - trade debtors	-	-	-	-	-	-	-	-	304,045	277,668	304,045	277,668	N/A	N/A
Receivables - associated entities and other advances	-	34,750	-	-	-	-	-	-	150,332	140,334	150,332	175,084	N/A	2.78%
Secured advances	24,294	26,810	-	-	-	-	-	-	-	-	24,294	26,810	4.42%	4.23%
Unsecured advances	-	-	-	-	-	-	-	-	33,434	24,401	33,434	24,401	N/A	N/A
Security deposits	101,611	104,948	-	-	-	-	-	-	1,128	5,930	102,739	110,878	0.75%	0.72%
Total financial assets	235,981	344,238	-	-	-	-	-	-	488,939	448,333	724,920	792,571		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	229,430	300,370	229,430	300,370	N/A	N/A
Accounts payable - associated and other entities	-	-	-	-	-	-	-	-	55,829	70,092	55,829	70,092	N/A	N/A
Secured and unsecured borrowings (refer Note 1)	64,093	46,533	258,080	100,000	639,615	69,063	60,349	1,012,141	-	-	1,022,137	1,227,737	6.19%	6.00%
Convertible notes	-	-	-	-	13,461	25,598	-	-	-	-	13,461	25,598	6.50%	6.50%
Finance lease liabilities	-	-	4,755	3,500	7,311	11,143	-	-	-	-	12,066	14,643	6.84%	6.83%
Interest rate swaps	-	-	-	-	-	-	-	-	-	-	*	*	N/A	N/A
Total financial liabilities	64,093	46,533	262,835	103,500	660,387	105,804	60,349	1,012,141	285,259	370,462	1,332,923	1,638,440		

N/A - not applicable for non-interest bearing financial instruments.
* not applicable since these financial instruments are not recognised in the financial statements
Note 1. The majority of the economic entity's debt subject to a fixed interest rate is split between an interest rate swap and an interest rate cap. The floating market rate is applied to that proportion of the debt covered by the interest rate cap where it is less than the cap rate.

(32) **FINANCIAL INSTRUMENTS** CONTINUED

(c) **Net fair values**

The aggregate net fair values of financial assets and financial liabilities, both recognised and unrecognised, at the balance date, are as follows.

	TOTAL CARRYING AMOUNT AS PER STATEMENT OF FINANCIAL POSITION		AGGREGATE NET FAIR VALUE	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
Financial assets:				
Cash	110,076	177,730	110,076	177,730
Receivables - trade debtors	304,045	277,668	304,045	277,668
Receivables - associated entities and other advances	150,332	175,084	128,655	140,258
Secured advances	24,294	26,810	20,562	21,477
Unsecured advances	33,434	24,401	33,434	24,401
Security Deposits	102,739	110,878	97,492	104,699
Total financial assets	724,920	792,571	694,264	746,233
Financial liabilities:				
Trade and sundry creditors	229,430	300,370	229,430	300,370
Accounts payable - associated and other entities	55,829	70,092	55,829	70,092
Secured and unsecured borrowings	1,022,137	1,227,737	925,356	1,131,014
Convertible notes	13,461	25,598	13,050	24,874
Finance lease liabilities	12,066	14,643	12,020	13,700
Interest rate swaps (refer Note 1)	*	*	6,353	49,771
Total financial liabilities	1,332,923	1,638,440	1,242,038	1,589,821

* not applicable since these financial instruments are not recognised in the financial statements.

Note 1. A major swap represented $48 million of the unrecognised interest rate swap liability as at 30 June 2003. Valuations performed subsequent to that balance date indicated that the liability had reduced significantly to $7.3m by 31 August 2003 in accordance with an increase in market interest rates. No significant movement has been noted in respect of swaps outstanding at 30 June 2004 between the balance date and the date of this report.

Receivables from associated entities and other advances, secured advances and security deposits, are carried in excess of their net fair value. The Directors have decided not to write down these amounts since they expect to recover their full face values.

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments

Cash, cash equivalents and short-term deposits:

The carrying amount approximates fair value because of short-term maturity.

Receivables and accounts payable - current:

The carrying amount approximates fair value because of short-term maturity.

Receivables - non current:

The fair values of non current receivables are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of arrangements.

Dividends payable:

The carrying amount approximates fair value.

Borrowings - current:

The carrying amount approximates fair value because of short-term maturity.

Borrowings - non current:

The fair values of non current borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of arrangements.

Unrecognised financial instruments

Interest rate swaps:

The fair values of interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

(32) FINANCIAL INSTRUMENTS CONTINUED

(d) Credit risk exposures

The economic entity's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet. The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is as follows:

Interest rate swap contracts - limited to the net fair value of the swap agreements at balance date, being a liability of $6.4 million (2003: $49.8 million). Refer also note 1 to Note 32(c) above, which details a significant reduction in the net fair value of the 2003 swap liability subsequent to the 30 June 2003 balance date.

Concentrations of credit risk:

The majority of the value of the Production segment's trade debtors are with one entity, which is located in the United Kingdom. This trade accounts receivable amount is guaranteed by a substantial wholly-owned subsidiary of the United Kingdom entity's parent company. That parent entity is listed on the New York Stock Exchange, and there are a large number of underlying customers which make up this trade accounts receivable amount within the Production segment, which are located in a large number of countries.

In relation to the remaining segments, the Company minimises concentrations of credit risk in relation to trade accounts receivable by undertaking transactions with a large number of customers within the specified industries. The customers in the remaining segments are mainly concentrated in Australia. Refer also to Note 30 - Segment reporting.

Concentrations of credit risk on trade accounts receivable arise in the following industries:

	MAXIMUM CREDIT RISK EXPOSURE FOR EACH CONCENTRATION	
	PERCENTAGE OF TOTAL TRADE DEBTORS	CONSOLIDATED TOTAL BALANCE
	2004	2004
INDUSTRY SEGMENT:	%	$ '000
Exhibition	9	28,652
Theme parks	4	13,448
Radio	18	53,727
Production	67	202,210
Distribution	-	-
Other	2	6,008
	100	304,045

Credit risk in trade receivables is managed in the following ways:
- payment terms are generally 30 days;
- a risk assessment process is used for customers over $50,000.

(33) NON-DIRECTOR RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the financial year and were conducted on normal commercial terms and conditions unless otherwise stated:

(a) Immediate Parent Entity

Immediate parent entity is Village Roadshow Corporation Limited which is incorporated in Australia. The ultimate parent entity is Positive Investments Pty. Limited which is incorporated in Australia.

(b) Controlled entities:

The company and Austereo Group Limited entered into an intercompany agreement in 2001 for the provision of corporate services that will maintain the relationship between Village Roadshow and Austereo in a manner that is consistent in all material respects with past practices. The results of the economic entity for the period include an amount of $250,000 (2003: $250,000) received by the company in respect of this agreement.

During the financial year, Austereo Group Limited recorded sales revenue of $1,159,000 (2003 $3,425,000) from the Village Roadshow Ltd. group and a further $1,645,000 (2003: $3,307,000) from the Roadshow Distributors Pty. Ltd. group (included in Sales revenue disclosures for associated entities below).

(33) **RELATED PARTY TRANSACTIONS** CONTINUED

(c) **Associated entities:**

Revenues and expenses

The following transactions with associated entities were included in the determination of the operating profit before tax for the year (material amounts have been separately identified):

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000
Dividend and trust distribution revenue:		
Sea World Property Trust	14,205	5,826
Tri-Village Developments BV	7,112	-
Other	1,701	2,106
	23,018	7,932
Interest revenue (refer note 1)		
Warner Village Investments Limited	-	7,417
Other	1,043	15
	1,043	7,432
Management & service fee revenue	3,675	10,036
Commissions & fee revenue	30	29
Royalty revenue	-	-
Sales revenue	3,317	5,511
Borrowing costs paid	1,174	911

Note 1 - refer note 32(b) for interest rate risk on loans to associated entities.

Effective 30 June 2004, the Village Roadshow Ltd. economic entity sold its investment in the Roadshow Unit Trust to Roadshow Distributors Pty. Ltd., for a total consideration of $24.965 million. The consideration was based on a valuation which utilised the same methodology as used in a recent independent valuation of the Roadshow Unit Trust. The Village Roadshow Ltd. economic entity has eliminated the profit on this transaction.

(d) **Material Contracts with Executives (other than Specified Executives)**

Mr. B. Berman, the Chairman and Chief Executive Officer of the Group's film production activities, is entitled while he works for the Group to a bonus equal to 2.5% (2003: 2.5%) of the Group's adjusted film production profits, capped at a maximum of US$750,000 per annum, as part of the remuneration for his employment. If Village Roadshow Pictures is floated or sold during the employment of Mr. Berman, he will be entitled to 2.5% of the equity (at no cost) or sales proceeds, respectively.

(34) **EMPLOYEES**

The number of full-time equivalents employed as at 30 June 2004 is 1,292 (2003: 1,288).

(35) **BORROWING COSTS**

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
The amounts of borrowing costs paid or payable which have been recognised during the financial year as part of the carrying amounts of assets are as follows:				
Other	-	96	-	-

The interest rate used to determine capitalised borrowing costs was n/a (2003: 5.0%).

(36) IMPACTS OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, Village Roadshow Limited must comply with Australian equivalents of International Financial Reporting Standards ("IFRS") as issued by the Australian Accounting Standards Board. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

This financial report has been prepared in accordance with Australian accounting standards and other Australian financial reporting requirements ("Australian GAAP"). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the company's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons, Village Roadshow Limited has not quantified the effects of the differences discussed below. Further, no attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the Group's financial reports in the future. The potential impacts on the company's financial performance and financial position of the adoption of Australian equivalents of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of the IFRS standards and the date of preparing this report. The impact on future years will depend on the particular circumstances prevailing in those years.

Village Roadshow Limited has established a steering committee to manage the transition to IFRS reporting. The company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As a result of these procedures, Village Roadshow Limited has graded impact areas as either high, medium or low and will address each of the areas in order of priority as represented by the gradings. Priority has been given to considering the preparation of an opening balance sheet in accordance with Australian equivalents to IFRS as at 1 July 2004.

The key potential implications of the conversion to Australian equivalents of IFRS on Village Roadshow Limited identified to date are as follows:

Intangible assets

Under the Australian equivalent to IAS 3: Business Combinations, amortisation of goodwill will be prohibited, and will be replaced by annual impairment testing focusing on the cash flows of the related cash generating unit or entity. This will result in a change to the current accounting policy, under which goodwill is amortised on a straight-line basis over the period during which the benefits are expected to arise and not exceeding a period of 20 years.

Impairment of assets

Tangible assets and intangible assets with finite useful lives

Under the Australian equivalent to IAS 36: Impairment of Assets, an assessment of all assets (both current and non-current, but excluding intangible assets with indefinite useful lives) for impairment triggers will be made annually and impairment testing performed at the individual asset or cash generating unit level as appropriate. The method of recognising impairment losses will differ depending on the classification of the related asset. This differs to the current accounting policy which applies recoverable amount testing to non-current assets only, based on a class of assets assessment. Further, IAS 36 requires that in the determination of value in use, pre-tax cash flows and an asset specific pre-tax discount rate are required to be used. This differs from the current accounting policy which determines recoverable amount by reference to after-tax cash flows and the after-tax weighted average cost of capital.

Intangible assets with indefinite useful lives

Under the Australian equivalent to IAS 36: Impairment of Assets, intangible assets with an indefinite useful life must be tested annually for impairment. Intangible assets with a finite useful life must be tested when indicators of potential impairment are present. In the determination of value in use, pre-tax cash flows and an asset specific pre-tax discount rate are required to be used. This differs from the current accounting policy which determines recoverable amount by reference to after-tax cash flows and the after-tax weighted average cost of capital.

Income tax

Under the Australian equivalent to IAS 12: Income Taxes, deferred tax balances are determined using the 'balance sheet' method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the Statement of Financial Position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity. This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss, and current and deferred taxes cannot be recognised directly in equity.

Derivatives and hedging

Under the Australian equivalent to IAS 39: Financial Instruments: Recognition and Measurement, financial instruments must be recognised in the Statement of Financial Position and all derivatives must be carried at fair value. Further, in order to qualify for hedge accounting, certain strict designation, effectiveness and documentation criteria must be satisfied.

Equity accounting

Under the Australian equivalent to IAS 28: Investments in Associates, an investor's interest in an associate includes the carrying amount of the investment together with any long-term interests that, in substance, form part of the investors investment in the associate (e.g. long term loans). Losses recognised under the equity method in excess of the investor's investment in ordinary shares are applied to the other components of the investor's interest in an associate in the reverse order of their priority in liquidation. This may result in a change to the current accounting policy should long term receivables with associates be considered part of the interest in the associate.

Foreign currency translation

Under the Australian equivalent to IAS 21: The Effects of Changes in Foreign Exchange Rates, each entity is required to determine its functional currency and measure its results and financial position in that currency. In addition, an entity must select a presentation currency which may or may not be its functional currency. Any individual entity within the consolidated group whose functional currency differs from the presentation currency must translate assets and liabilities at the closing rate, and profit and loss items at the rate applied at the date of the transaction. Exchange differences are to be recognised as a separate component of equity. Should a foreign entity subsequently be sold, any accumulated translation difference in equity must be recognised in the Statement of Financial Performance. This accounting practice is not permitted under the current Australian accounting standards, which requires any accumulated translation difference to be taken directly to retained earnings rather than being recycled through the profit and loss account.

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

In the opinion of the Directors -

(a) the financial statements and notes of the Company and of the Consolidated Entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Signed) G.W. Burke
Director

Melbourne, 3 September 2004

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

ERNST & YOUNG

■ 120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Village Roadshow Limited

Scope

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the company and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion, the financial report of Village Roadshow Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Village Roadshow Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

D R McGregor
Partner
Melbourne
3 September 2004

Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW)

Annexure 4 - Pro forma statement of financial position of VRL as at 30 June 2004 based on a buy-back of 43m Ordinary Shares at $93.45m (including legal, brokerage and other costs)

VILLAGE ROADSHOW LIMITED GROUP
PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT 30 JUNE 2004

		Audited Results June 2004 A$000	Buy Back Adjustments A$000	Proforma Adjusted Position A$000
Current Assets		$702,128		$702,128
Total Current Assets		$702,128		$702,128
Non-current Assets				
Receivables		$198,236	$(29,100)	$169,136
Investments (equity accounted)		$105,221		$105,221
Other financial assets		$7,601		$7,601
Other property, plant & equipment (net)		$251,547		$251,547
Intangibles (net)		$74,105		$74,105
Deferred tax assets		$24,916		$24,916
Radio licences (net)		$464,635		$464,635
Film library (net)		$523,104		$523,104
Security deposits		$102,739		$102,739
Other		$9,046		$9,046
Total Non-current Assets		$1,761,150	$(29,100)	$1,732,050
Total Assets		$2,463,278	$(29,100)	$2,434,178
Current liabilities		$534,516		$534,516
Total Current Liabilities		$534,516		$534,516
Non-current liabilities				
Payables		$53,750		$53,750
Interest bearing liabilities	- excl convertible notes	$765,216	$64,350	$829,566
	- convertible notes	$13,461		$13,461
Deferred and other tax liabilities		$127,191		$127,191
Provisions (excluding tax liabilities)		$17,888		$17,888
Other (includes unearned income)		$2,538		$2,538
Total Non-current Liabilities		$980,044	$64,350	$1,044,394
Total Liabilities		$1,514,560	$64,350	$1,578,910
Net Assets		$948,718	$(93,450)	$855,268
Equity				
Parent entity interest:				
Capital/ contributed equity	- excl convertible notes	$755,351	$(93,450)	$661,901
	- convertible notes	$14,866		$14,866
Reserves		$(58,987)		$(58,987)
Retained profits		$115,347		$115,347
Equity attributable to members of the parent entity		$826,577	$(93,450)	$733,127
Outside equity interests in controlled entities		$122,141		$122,141
Total Equity		$948,718	$(93,450)	$855,268

The proforma assumes a buy back of 43 million ordinary shares with a market price per share of	$2.15
This, together with costs of approx. $1 million results in an expected total cost of	$93,450

The expected total cost will be funded from
1. Any proceeds from the sale of Taiwan
2. Use of new cinema borrowings.

Assumes no buy back of A Class preference shares

General Meeting

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 302 106
(outside Australia) 61 2 9240 7460
Facsimile 61 3 9473 2555
www.computershare.com

Village Roadshow Limited
ABN 43 010 672 054

Mark this box with an 'X' if you have made any changes to your address details

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

VRL

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Village Roadshow Limited and entitled to attend and vote at the General Meeting hereby appoint

the Chairman of the General Meeting (mark with an 'X') **OR**

If you are not appointing the Chairman of the Meeting as your proxy, please write here the full name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy.

or failing the person or body corporate named, or if the person or body corporate named does not attend the General Meeting, the Chairman of the General Meeting, as my/our proxy to act generally at the General Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Village Roadshow Limited to be held in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane on Friday, 8 October 2004 at 11.00am (Brisbane time) and at any adjournment of the General Meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Resolution 1	That the terms of the Buy-Back Agreements (as defined in the Booklet contained in the Notice of this Meeting) are approved for the purposes of Section 257C(1) of the Corporations Act.			

The Chairman of the General Meeting intends to vote all undirected proxies in favour of the resolutions.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on that item and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** Please state the percentage of your voting rights or the number of Shares for this Proxy Form.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name **Contact Daytime Telephone** **Date** / /

VRL

007180 V_00BKHB

VOTING ELIGIBILITY AND PROCEDURES

1. Because both Ordinary Shareholders and Preference Shareholders are entitled to vote, if you hold both Ordinary Shares and Preference Shares you will be entitled to vote the aggregate number of those shares on the resolution.
2. There are no voting restrictions. All Ordinary Shareholders and Preference Shareholders as at the Voting Entitlement Time will be entitled to vote on the resolution.
3. On a poll, each holder of Ordinary Shares or Preference Shares or both, who is present in person, by proxy, representative or attorney is entitled to one vote for every Ordinary Share and/or Preference Share held.

APPOINTMENT OF PROXIES

1. Each Shareholder may appoint a proxy to attend and vote on their behalf. If a Shareholder is entitled to cast 2 or more votes, they may appoint 1 or 2 proxies. If more than one proxy is appointed:
   (a) the appointor may specify the proportion or number of votes each proxy is appointed to exercise but if the appointor does not do so, each proxy may exercise half the votes; and
   (b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).
2. A proxy need not be a member of VRL.
3. In the case of joint holders all should sign the proxy form.
4. In the case of corporations, proxies must be executed in accordance with Section 127 of the Corporations Act 2001or signed by an authorised officer or attorney.
5. To be valid, this Proxy Form if signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney, unless previously noted on behalf of VRL.
6. If the abstention box on this Proxy Form for any item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.
7. If this Proxy Form is signed by the Shareholder but does not name the proxy in whose favour it is given, or the proxy does not attend the General Meeting, the Chairman may either act as proxy or complete the proxy by inserting the name of a Director.
8. The Chairman of the General Meeting intends to vote all undirected proxies from Shareholders in favour of the resolution to be voted on at the General Meeting.
9. To be valid, this proxy form must be completed and deposited so that it is **received not later than 7.00 pm Melbourne Time on Wednesday 6 October 2004.** Completed proxy forms can be lodged at:

The Company's share registry:
using the reply paid envelope provided - Computershare Investor Services Pty Limited Reply Paid 242, Melbourne, Victoria 3001
by hand - Computershare Investor Services Pty Limited 452 Johnston Street Abbotsford Melbourne, Victoria 3067
or by facsimile - +613 9473 2555

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	10 OCTOBER 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	6 – 7 SEPTEMBER 2004
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
R G Kirby	1,000	1,000			Registered holder
Total Direct Interest		**1,000**			
INDIRECT INTEREST					
Village Roadshow Corporation Ltd	111,819,817				Director and shareholder of Village Roadshow Corporation Limited and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Limited's shareholding
	(1,000,000)		6 & 7 Sept 2004	$2,106,380.00	On-market sale
		110,819,817			
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Limited has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Limited's shareholding in Village Roadshow Limited
Total Indirect Interest		**117,365,984**			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167	12-Aug-04	Nil	Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Limited in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Limited a relevant interest under section 608 (8) of the Corporations Act
TOTAL		6,544,167			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	251,562,594	251,562,594			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Limited the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,706			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	2 JULY 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	6 – 7 SEPTEMBER 2004
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	192,131	192,131			Registered holder
Total Direct Interest		192,131			
INDIRECT INTEREST					
Village Roadshow Corporation Ltd	111,819,817				Director and shareholder of Village Roadshow Corporation Limited and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Limited's shareholding
	(1,000,000)		6 & 7 Sept 2004	$2,106,380.00	On-market sale
		110,819,817			
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Limited has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Limited's shareholding in Village Roadshow Limited
Total Indirect Interest		117,748,246			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167	12-Aug-04	Nil	Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Limited in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Limited a relevant interest under section 608 (8) of the Corporations Act
TOTAL		**6,544,167**			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director:	JOHN ROSS KIRBY
Name of Company:	AUSTEREO GROUP LIMITED
Name and Type of Security:	ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	54,054 (54,054)	0	07-Sep-04	$1.39	Registered holder Off market transfer
Carolyn Kirby	0 54,054	54,054	07-Sep-04	$1.39	Spouse Off market transfer
Total Direct Interest		**54,054**			
INDIRECT INTEREST					
Village Roadshow Limited	251,562,594	251,562,594			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Limited the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,706**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	**0**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION LIMITED**
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	3 OCTOBER 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	6 - 7 SEPTEMBER 2004
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	62,400	62,400			Registered holder
Total Direct Interest		62,400			
INDIRECT INTEREST					
Village Roadshow Corporation Ltd	111,819,817				Director and shareholder of Village Roadshow Corporation Limited and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Limited's shareholding
	(1,000,000)		6 & 7 Sept 2004	$2,106,380.00	On-market sale
		110,819,817			
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Limited has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Limited's shareholding in Village Roadshow Limited
Total Indirect Interest		117,488,784			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167	12-Aug-04	Nil	Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Limited in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Limited a relevant interest under section 608 (8) of the Corporations Act
TOTAL		**6,544,167**			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		**6,000,000**			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	251,562,594	251,562,594			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Limited the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		251,562,594			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
L E Alexander	250	250			Held beneficially for G W Burke
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

24 September 2004

SALE OF INTEREST IN EYE SHOP
FURTHER FILM PRODUCTION UPDATE – YEAR ENDING JUNE 2005

Village Roadshow Limited today announced the sale of its 50% interest in the mall advertising business Eye Shop to its joint venture partner Network Ten for $14.9m. The Company will realise a pre-tax profit of $7.7m on the sale.

As announced on 3 August 2004, although the initial North American results for *CATWOMAN* were below expectations, the Company believed that the film's performance outside of North America would be stronger and closer to its expectations.

Unfortunately, following the release of the film in its 9th major international territory on the weekend, it would now appear highly likely that the film's performance outside of North America will be below the Company's expectations and more in line with the North American results.

As a result, the Company believes, based on its estimates, that this negative performance will reduce expected film exploitation profits recognised for the 2005 financial year.

As previously advised, the Company estimates the performance of its film portfolio, based on historical data, predicated on some movies being successful and others less successful. The Company now believes that the forthcoming potential successful releases in the next 12 months including *OCEANS 12*, *MISS CONGENIALITY - ARMED & FABULOUS*, *CONSTANTINE*, *CHARLIE AND THE CHOCOLATE FACTORY* and *HOUSE OF WAX* will be insufficient to cover the negative financial performance of *CATWOMAN*.

Further, as advised in its 3 August announcement, if these future films do not perform to our budget expectations, the results for the 2005 financial year could be further affected by losses materialising from exploitation.

The Company advises that the profit realised on the sale of Eye Shop has substantially offset the expected negative effect of the performance of *CATWOMAN* for the 2005 financial year.

As a result, the Company confirms that its estimate of the Group's net profit after tax for the year ending 30 June 2005 remains approximately A$45m.

For further information contact: Peter Foo
Finance Director
Ph: 03 9667 6696

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

29 September 2004

GENERAL MEETING – 8 OCTOBER 2004
UPDATE : THE SOURCE OF FUNDS FOR THE BUY-BACK

As disclosed in the Booklet of 3 September 2004 giving notice of the General Meeting of Village Roadshow Limited to be held on Friday 8 October 2004, the Company had not arranged the financing for the Buy-Back referred to in the Booklet.

The Booklet provides further as follows:

"There are, however a number of transactions which, if completed, should make funds available for the buy-back of shares in the Company, including the Buy-Back

- *negotiations continue for the sale of VRL's interest in a cinema joint venture in Taiwan; and*
- *proposals in respect to new borrowings for some of VRL's cinema interests are currently under negotiation with financiers.*

The Directors believe that there are reasonable grounds to expect that these transactions will be completed in the next few months. In the event that binding legal commitments are entered into in respect of these transactions, then the Directors may elect to utilise then existing cash reserves and undrawn credit facilities to finance the Buy Back pending completion of such transactions.

If all of these transactions are successful, it is expected that funding of up to $100 million will be available to VRL for the buy-back of shares pursuant to its capital management objectives."

The Company advises that the negotiations have now been completed and binding legal commitments have been entered into today with a banking syndicate led by ANZ Bank in respect to a new finance facility for the Company's interests in the Australian multiplex joint venture with Greater Union ("Australian Cinema Facility).

The Australian Cinema Facility has an initial limit of $60m. Drawdown under this facility is subject to satisfaction of normal commercial conditions precedent. An additional $20m may be available for drawdown subject to further discussions with ANZ Bank. No commitment or other fees are payable in respect to this additional amount until it is available for drawdown.

The Australian Cinema Facility is for a fixed term of 5 years with semi-annual principal reductions of either $3.75m ($60m drawdown) or $5m ($80m drawdown) commencing in June 2006 with a bullet of either $33.75m ($60m drawdown) or $45m ($80m drawdown) at the end of 5 years. Funds for the Buy-Back are expected to be available for drawdown from the Australian Cinema Facility as needed.

Negotiations are continuing for the sale of the Company's interest in the cinema joint venture in Taiwan.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

3 September 2004

GENERAL MEETING CALLED FOR FRIDAY 8 OCTOBER 2004

Village Roadshow Limited announced today that a General Meeting of the Company is being convened for 11am on Friday 8 October 2004 to consider, and if thought fit, pass a resolution authorising further on-market buy backs of up to 43 million ordinary shares in total as envisaged in the Company's announcement of 26 August 2004.

A copy of the Booklet containing the Notice of Meeting, Explanatory Memorandum and Annexures dated 3 September 2004 is attached.

The Booklet is currently being printed and will be dispatched to shareholders by next Wednesday 8 September 2004.

ENQUIRIES: Peter Foo
Finance Director

03 9667 6666

Village Roadshow Limited
ACN 010 672 054

Notice of General Meeting and Explanatory Information in relation to a potential on-market Buy-Back of Ordinary Shares

This Booklet gives notice of a General Meeting of VRL to be held at 11am Brisbane time on Friday 8 October 2004 in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane

---

This is an IMPORTANT DOCUMENT and requires your immediate attention. If you are in doubt as to how to deal with this document, please consult your financial or other professional adviser.

Important dates

Date of this Booklet	3 September 2004
Last time by which proxy forms for the General Meeting can be lodged	7 pm Melbourne time on Wednesday 6 October 2004
Voting Entitlement Time, ie, time for determining entitlements to vote at the General Meeting	7 pm Melbourne time on Wednesday 6 October 2004
General Meeting	11am Brisbane time on Friday 8 October 2004

Contents

Glossary

In this Booklet, including in the Notice of Meeting:

ANZ Bank means Australian and New Zealand Banking Group Limited ACN 005 357 522.

ASIC means the Australian Securities and Investments Commission.

ASX means the Australian Stock Exchange Limited ACN 008 624 691.

Booklet means this Booklet, including the Notice of Meeting, Explanatory Information and Annexures.

Buy-Back means the on-market buy-back by VRL of up to 43 million Ordinary Shares (being approximately 20.34% of the number Ordinary Shares on issue as at the date of this Booklet) in the twelve months beginning on the date the resolution in the Notice of Meeting is passed.

Buy-Back Agreements means the agreements under which VRL may buy-back Ordinary Shares on-market under the Buy-Back.

Company means Village Roadshow Limited ACN 010 672 054.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of VRL.

Explanatory Information means the explanatory information contained in this Booklet in relation to the resolution to be considered at the General Meeting.

General Meeting means the meeting notice of which is given in the Notice of the Meeting.

Listing Rules means the Listing Rules of ASX.

Notice of Meeting means the notice of meeting contained in this Booklet.

Option means an option to acquire an Ordinary Share.

Ordinary Share means a fully paid ordinary share in VRL.

Ordinary Shareholder means a holder of Ordinary Shares.

Preference Share means an A Class Preference Share in VRL.

Preference Shareholder means a holder of Preference Shares.

PRIDES means the Convertible Debt Securities VRL has on issue.

Proposed Schemes of Arrangement means the schemes of arrangement proposed by VRL in its 'Scheme Booklets' dated 26 September 2003 and 12 December 2003 to acquire all of the Preference Shares.

Share means an Ordinary Share or a Preference Share.

Shareholder means a holder of Ordinary Shares or Preference Shares or both.

Voting Entitlement Time means 7pm Melbourne time on Wednesday 8 October 2004. An adjournment of the General Meeting will not affect the Voting Entitlement Time.

VRC means Village Roadshow Corporation Limited ACN 004 318 610.

VRL means Village Roadshow Limited ACN 010 672 054.

Notice of meeting

Notice is given that a General Meeting of members of VRL will be held in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane at 11am Brisbane time on Friday 8 October 2004.

1. Resolution

The purpose of the meeting is to consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the terms of the Buy-Back Agreements (as defined in this Booklet containing the notice of this meeting) are approved for the purposes of section 257C(1) of the Corporations Act'.

2. Voting restrictions

There are no voting restrictions. All Ordinary Shareholders and Preference Shareholders as at the Voting Entitlement Time will be entitled to vote on the resolution.

3. Directors' recommendations and voting

The Directors unanimously recommend that all Shareholders vote in favour of the resolution. Each Director who is a Shareholder as at the Voting Entitlement Time intends to vote their Shares in favour of the resolution.

4. How to vote

If you are entitled to vote at the meeting, you may vote by attending the meeting in person, by attorney or proxy or, in the case of corporate shareholders, by a corporate representative.

5. Voting in person or by attorney

Shareholders or their attorneys wishing to vote in person should attend the meeting. Persons are asked to arrive at least 30 minutes prior to the time the meeting is to commence, so that their shareholding may be checked against the register and their attendance noted. Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

6. Voting by Proxy

Shareholders wishing to vote by proxy must complete, sign, and deliver the enclosed personalised proxy form or forms in accordance with the instructions on the form prior to 7pm Melbourne time on Wednesday 6 October 2004 by:

(a) post in the reply paid envelope provided to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
PO Box Reply paid 242
Melbourne, Victoria, 3001;

(b) hand to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria, 3067; or

(c) fax to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
on +61 3 9473 2555.

Each Shareholder may appoint a proxy to attend and vote on their behalf. If a Shareholder is entitled to cast 2 or more votes, they may appoint 1 or 2 proxies. If more than one proxy is appointed:

(a) the appointor may specify the proportion or number of votes each proxy is appointed to exercise but if the appointor does not do so, each proxy may exercise half the votes; and

(b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

A proxy need not be a member of VRL.

In the case of joint holders all should sign the proxy form.

In the case of corporations, proxies must be executed in accordance with section 127 of the Act or signed by an authorised officer or attorney.

To be valid, a proxy form signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

If the abstention box on the proxy form for the item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant Shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, or the proxy does not attend the meeting, the Chairman may either act as proxy or complete the proxy by inserting the name of a Director.

The Chairman of the meeting intends to vote all undirected proxies from Shareholders in favour of the resolution to be voted on at the meeting.

The Chairman of the meeting will not vote any undirected proxies from Shareholders ineligible to vote in favour of the resolution.

7. Voting by corporate representative

Corporate Shareholders or corporate proxies voting by corporate representative should:

(a) obtain an appointment of corporate representative form from Computershare Investor Services Pty Ltd;

(b) complete and sign the form in accordance with the instructions on it; and

(c) bring the completed and signed form with them to the meeting.

8. Further information

Full information on the meeting, including on voting entitlements and how to vote, is contained in the Booklet.

Dated 3 September 2004

By Order of the Board
Philip S. Leggo
Secretary

Explanatory information

1. Purpose

The purpose of the General Meeting is for Shareholders to consider and if thought fit, pass the resolution which will have the effect of authorising VRL to buy-back up to an additional 43 million Ordinary Shares in the 12 month period following the passing of the resolution.

VRL will make an announcement to ASX prior to commencing the Buy-Back or any part of it. The proposed resolution does not represent a proposal, commitment or promise by VRL to proceed with the Buy-Back. VRL reserves the right to buy-back any Ordinary Shares under the Buy-Back from time to time at any time in the 12 months after the resolution is passed, or not to buy-back any Ordinary Shares at all.

VRL also reserves the right to buy-back Preference Shares from time to time and at any time in accordance with the *Corporations Act*.

2. General

As previously disclosed and affirmed in VRL's announcement to ASX on 26 August 2004 (see Annexure 1), VRL's overall capital management objective continues to be to create a more efficient capital structure.

The Company has recently completed the following four on-market buy-backs of its Shares:

- on-market buy-back of Preference Shares under which the Company bought back a total of 90.1 million Preference Shares at a total price of $103.9 million;
- on-market buy-back of Preference Shares under which the Company bought back a total of 50 million Preference Shares at a total price of $65 million; and
- two on-market buy-backs of Ordinary Shares under which the Company bought back a total of 23.5 million Ordinary Shares at a total price of $46.2 million.

Following the successful on-market buy-backs of 140.1 million Preference Shares and 23.5 million Ordinary Shares, the Company now has on issue 321,542,140 Shares in aggregate comprising:

- 211,413,107 Ordinary Shares; and
- 110,129,033 Preference Shares.

The Directors believe that the Company's capital structure has been a significant impediment to the reflection of the Company's underlying value in share market prices (for both Ordinary Shares and Preference Shares).

If a dividend is to be paid on the Preference Shares, pursuant to the Company's constitution, the dividend payable on each Preference Share is to be the greater of:

- 10.175 cents per Preference Share; and
- the dividend paid on Ordinary Shares plus 3 cents.

Prior to the on-market buy-backs of Preference Shares and Ordinary Shares described above, the dividend entitlement of the Preference Shares meant that if any dividends were paid on Ordinary Shares, a total dividend of at least $25.45 million would have been payable to holders of Preference Shares.

To maintain a roughly proportionate payment to Ordinary Shareholders, and pay the maximum amount possible without increasing the dividend payable on the Preference Shares, would have required a dividend on the Ordinary Shares of approximately $16.85 million. This would have resulted in a total dividend on both classes of Shares of approximately $42.31 million.

Following the on market buy-backs of Ordinary Shares and Preference Shares described above, the dividend entitlements of the Preference Shares mean that, if any dividends are paid on Ordinary Shares, a total dividend of at least $11.21 million must be paid to the holders of Preference Shares.

To maintain a roughly proportionate payment to Ordinary Shareholders, and pay the maximum amount possible without increasing the dividend payable on the Preference Shares, would require a dividend on the Ordinary Shares of approximately $15.17 million. This would result in a total dividend on both classes of Shares of approximately $26.38 million.

Relative to the level of net profit after tax of the Company for the year ended 30 June 2004, $52.2 million, and the budgeted net profit after tax for the year ending 30 June 2005, approximately $45 million (announced to ASX on 3 August 2004), the Directors continue to believe that this level of dividends will be difficult to support.

Accordingly, the Directors believe the capital structure has the effect of inhibiting the distribution of income on a consistent and sustainable basis to both Ordinary Shareholders and Preference Shareholders and thereby reduces the investment appeal of both Ordinary Shares and Preference Shares.

The Proposed Schemes of Arrangement to buy-back all of the Preference Shares were designed to address this and, if successful, would have reduced the issued capital by 250,214,147 Shares (the number of Preference Shares then on issue) to 234,903,107 Ordinary Shares.

The on-market buy-backs of Preference Shares and Ordinary Shares described above have reduced the issued capital by 163.6 million Shares to 321.5 million Shares. However, the Directors believe these buy-backs have only gone part of the way in addressing the inherent problems with the Company's capital structure described above.

As previously disclosed, the Directors believe that, over time and as business circumstances permit, a total issued capital in the range of 235 million to 285 million Shares will result in a capital structure that can, when required, at least sustain future dividends on a reasonably consistent basis, subject, of course to the financial performance, capital requirements, business objectives and prospects of the Company in the future.

Consistent with the above, the Directors believe that further buy-backs are appropriate to address the Company's inefficient capital structure.

Accordingly, the Company announced on 26 August 2004 that, to meet the target issued capital of between 235 million and 285 million Shares under the Company's capital management strategy, the Company currently intends to undertake further on-market buy-backs of up to between 36.5 million and 86.5 million Shares.

These further on-market buy-backs may be in respect of Ordinary Shares, Preference Shares or both classes of Shares.

VRL will make a further announcement to ASX prior to commencing any such on-market buy-back.

However, under the Corporations Act, in the absence of shareholder approval, a company can only buy-back 10% of the smallest number at any time in the last 12 months of votes attached to 'voting shares' in the Company.

This restriction only applies to the Ordinary Shares as they are 'voting shares' for this purpose. The restriction does not apply to the Preference Shares as they are not 'voting shares' for this purpose.

Under the on-market buy-backs of Ordinary Shares described above, the Company has bought back the maximum number of Ordinary Shares it is permitted to buy-back at this time without shareholder approval, ie, 10% of the smallest number of Ordinary Shares on issue at any time in the last 12 months.

In order to enable the Company to maintain flexibility in any future buy-back(s), the Directors have decided to convene the General Meeting to seek approval in accordance with section 257C of the Corporations Act for the Company to buy-back up to a further 43 million Ordinary Shares (being approximately 20.34% of the current issued Ordinary Shares) on-market in the twelve months following the date the resolution in the Notice of Meeting is passed. VRL will make an announcement to ASX prior to commencing the Buy-Back or any part of it. The proposed resolution does not represent a commitment or promise by VRL to proceed with the Buy-Back. VRL reserves the right to buy-back any Ordinary Shares under the Buy-Back from time to time at any time in the 12 months after the resolution is passed, or not to buy-back any Ordinary Shares at all.

The resolution does not apply to buy-backs of Preference Shares. Subject to the Corporations Act, the Company may undertake on-market buy-backs of Preference Shares at any time without the approval of Shareholders.

3. Particulars of the terms of the Buy-Back

If the resolution in the Notice of Meeting is passed, VRL will be permitted to make offers to buy-back up to 43 million Ordinary Shares on ASX in the ordinary course of trading at the prevailing market price on ASX in the twelve months following the passing of the resolution, ie, the Buy-Back may commence at any time beginning on the date the resolution is passed and may continue for a period of 12 months. VRL will make an announcement to ASX prior to commencing the Buy-Back. The resolution does not represent a commitment or promise by VRL to proceed with the Buy-Back. VRL reserves the right to buy-back any Ordinary Shares under the Buy-Back from time to time at any time in the 12 months after the resolution is passed, or not to buy-back any Ordinary Shares at all.

Listing Rule 7.33 has the effect that VRL will only be able to buy-back Ordinary Shares under the Buy-Back at a price which is not more than 5% above the average closing price of Ordinary Shares on ASX. The average will be calculated in respect of each purchase under the Buy-Back over the last 5 days on which sales of the Ordinary Shares were recorded before the day on which the purchase is made.

The tax implications for a Shareholder selling into the Buy-Back will be the same as if the Shareholder sold their Ordinary Shares on market.

4. The source of the funds for the Buy-Back

As announced by VRL on 26 August 2004, at this stage VRL has not arranged the financing for the Buy-Back. There are, however a number of transactions which, if completed, should make funds available for the buy-back of shares in the Company, including the Buy-Back:

- negotiations continue for the sale of VRL's interest in a cinema joint venture in Taiwan; and
- proposals in respect to new borrowings for some of VRL's cinema interests are currently under negotiation with financiers.

The Directors believe that there are reasonable grounds to expect that these transactions will be completed in the next few months. In the event that binding legal commitments are entered into in respect of these transactions, then the Directors may elect to utilise then existing cash reserves and undrawn credit facilities to finance the Buy Back pending completion of such transactions.

If all of these transactions are successful, it is expected that funding of up to $100 million will be available to VRL for the buy-back of shares pursuant to its capital management objectives.

The Buy-Back will require the approval of VRL's principal banker, ANZ Bank, under VRL's corporate banking facility.

5. The financial effect of the Buy-Back on VRL

Based on an average price for the Ordinary Shares bought back under the Buy-Back being $2.15 , a buy-back of 43 million Ordinary Shares at this price will cost the Company approximately $93.45 million (including legal, brokerage and other associated costs).

VRL's audited financial statements for the year ended 30 June 2004 are set out in Annexure 3. A pro forma statement of financial position of VRL as at 30 June 2004 based on a buy-back of 43 million Ordinary Shares at a total price of $93.45 million as at that date is set out in Annexure 4.

The Directors do not believe that there will be any material adverse effect on the prospects of the Company arising from the Buy-Back.

It is important to note that the Buy-Back may occur at an average price above or below $2.15 per Ordinary Share, subject to the Listing Rules.

There is an 'interest cost' related to either cash used for the Buy-Back that would otherwise have been earning interest, or debt used to fund the Buy-Back. This 'interest cost' is not expected to exceed (on an after tax basis) approximately $2.82 million per annum.

Subject to the risks associated with the business and operations of the Company, the Company believes that the only material effect on the Company's financial position as a result of the Buy-Back will be this 'interest cost' and a reduction in net equity of an amount expended by the Company in undertaking the Buy-Back (ie, a reduction in net equity of approximately $93.45 million, on the assumption that the Ordinary Shares are bought back at the price of $2.15 per Ordinary Share).

The reduction in issued capital arising from the Buy-Back will also have the effect of increasing earnings per share.

6. Information regarding current share market

The closing prices for Shares on 31 August 2004 were:

- Ordinary Shares : $2.15
- Preference Shares : $1.59

The following shows the market prices on ASX for both classes of Shares over the last 12 months:

Ordinary Shares

Date	High	Low	Close	Volume
August 2003	$1.46	$1.23	$1.42	6,356,031
September 2003	$1.49	$1.34	$1.46	7,003,297
October 2003	$1.85	$1.42	$1.82	5,315,635
November 2003	$2.06	$1.65	$1.85	5,317,968
December 2003	$1.91	$1.70	$1.88	1,866,009
January 2004	$1.96	$1.50	$1.64	2,539,509
February 2004	$1.77	$1.63	$1.70	1,593,409
March 2004	$1.89	$1.59	$1.85	2,690,804
April 2004	$1.85	$1.75	$1.77	5,594,938
May 2004	$1.85	$1.61	$1.83	30,262,947
June 2004	$1.85	$1.77	$1.80	4,306,423
July 2004	$1.99	$1.80	$1.90	18,173,417
August 2004	$2.15	$1.60	$2.15	14,390,195,]

Preference Shares

Date	High	Low	Close	Volume
August 2003	$1.10	$1.03	$1.10	49,435,098
September 2003	$1.12	$1.06	$1.10	85,290,794
October 2003	$1.13	$1.10	$1.12	48,042,764
November 2003	$1.15	$1.05	$1.11	29,483,594
December 2003	$1.15	$1.09	$1.14	13,893,076
January 2004	$1.16	$1.06	$1.09	37,534,145
February 2004	$1.11	$1.05	$1.07	13,695,958
March 2004	$1.17	$1.01	$1.17	173,682,477
April 2004	$1.29	$1.17	$1.27	23,838,563
May 2004	$1.40	$1.25	$1.36	67,746,155
June 2004	$1.39	$1.34	$1.37	2,810,497
July 2004	$1.43	$1.36	$1.43	2,803,487
August 2004	$1.64	[$1.40]	$1.59	5,634,464

7. The interests of any Director who may participate in the Buy-Back

The following table sets out the number of Ordinary Shares, Preference Shares, PRIDES and Options held by or on behalf of each Director or in which each Director has a relevant interest, as at the date of this Booklet.

Director	Number of Ordinary Shares	Number of Preference Shares	Number of PRIDES	Options and exercise price
Robert Kirby	118,619,515	Nil	Nil	Nil
John Kirby	118,619,515	Nil	Nil	Nil
Graham Burke	118,619,515	Nil	Nil	2,000,000 - $3 2,000,000 - $4 2,000,000 - $5
Peter Foo	Nil	Nil	Nil	Nil
Peter Harvie	257,400	242,900	Nil	Nil
William Conn	191,563	1,153,019	Nil	Nil
Peter Jonson	10,000	33,236	Nil	Nil
Barry Reardon	10,000	8,552	Nil	Nil

Agreements or arrangements with Directors

There is no agreement or arrangement made between any Director and any other person, in connection with or conditional upon the outcome of the Buy-Back.

Other interests of Directors

Except as set out in this Booklet, no Director has any other interest whether as a Director, member or creditor of VRL or otherwise, material to the Buy-Back. The Directors reserve their rights to participate in the Buy-Back.

8. Participation of VRC in the Buy-Back

Shareholders will be aware that, VRC, a company beneficially owned by interests associated with executive directors, Robert Kirby (Chairman), John Kirby (Deputy Chairman) and Graham Burke (Managing Director and CEO), has a relevant interest in approximately 56.11% of the Ordinary Shares.

VRC has advised the Company that it is undecided as to whether or not it will participate in the Buy-Back.

Assuming VRC does not participate in the Buy-Back, VRC's voting power in VRL will increase from approximately 56.11% to:

- 59.11% if 25% of the 43 million Ordinary Shares are bought back under the Buy-Back;
- 62,46% if 50% of the 43 million Ordinary Shares are bought back under the Buy-Back;
- 66.21% if 75% of the 43 million Ordinary Shares are bought back under the Buy-Back; and
- 70.43% if 100% of the 43 million Ordinary Shares are bought back under the Buy-Back.

Listing Rule 10.1 has the effect that the maximum aggregate amount VRL may pay to VRC under the Buy-Back must be less than 5% of the 'equity interests' (as defined in the Listing Rules) of VRL as set out

in its audited financial statements for the year ended 30 June 2004 (5% of such 'equity interests' being $47,435,900) unless shareholder approval is obtained for the purposes of that Listing Rule and an independent expert's report is provided to shareholders. The resolution proposed does ***not*** constitute shareholder approval for the purposes of the Listing Rule.

The effect is that, assuming a Buy-Back price of $2.15 per Ordinary Share, the maximum number of Ordinary Shares VRL may buy-back from VRC under the Buy-Back is 22,063,209. If the Buy-Back price is less, the number of shares able to be bought back from VRC will be greater and if the Buy-Back price is greater, the number of shares able to be bought back from VRC will be less.

VRC has provided a written undertaking to VRL that it will not participate in any buy back of Shares that results in a breach by VRL of Listing Rule 10.1.

9. Dividend Policy

If a dividend was paid on both the Ordinary Shares (7.175 cents) and the Preference Shares (10.175 cents) on issue as at 3 September 2004, a cash payment of approximately $26.38 million would be required to be made from the Company's cash reserves or credit facilities.

With the capital management objective remaining a priority, the Directors believe that the interests of the Company and its shareholders would be best served by deploying these funds in the buy-back of further Shares.

In addition, the Company considers that this amount could be relevant in effecting further buy backs in terms of cash flow, bank covenants and in obtaining the necessary ANZ Bank approvals.

Having regard to the foregoing and following a review of the audited accounts for the year ended 30 June 2004, the Directors have determined not to recommend a dividend on Ordinary Shares or Preference Shares for the year ended 30 June 2004.

In accordance with previous announcements, consideration of dividends for the year ending 30 June 2005 will be made following the review of the audited accounts for the year ending 30 June 2005 and in light of the then current circumstances, including the outcome of the Company's capital management strategy, including the Buy-Back.

It is currently expected that this review will take place by the end of August 2005.

10. ASIC lodgment

This Booklet has been lodged with ASIC in accordance with section 257C(3) of the Corporations Act.

VRL is a 'disclosing entity' for the purposes of the Corporations Act and as such is subject to periodic reporting and continuous disclosure obligations. Specifically, as a listed entity, VRL is subject to the Listing Rules which require continuous disclosure of any information which VRL has concerning itself that a reasonable person would expect to have a material effect on the price or value of VRL Shares.

Copies of certain announcements made by VRL on ASX are available from ASX or on VRL's website, www.villageroadshow.com.au.

In addition, VRL is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by VRL may be obtained from, or inspected at, ASIC offices.

11. Investment advice

This Booklet does not take into account your investment objectives, financial situation or particular needs. You should obtain independent financial, investment, legal and taxation advice before deciding whether or not to attend and vote at the meeting or to vote in favour of or against the resolution.

12. Forward looking statements

This Booklet may contain forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to VRL as well as general economic conditions and conditions in the financial markets.

Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and such deviations are both normal and to be expected. None of VRL, any of its officers or any person named in this Booklet or involved in the preparation of this Booklet makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, and you are cautioned not to place undue reliance on those statements.

The forward looking statements in this Booklet reflect views held only as at the date of this Booklet.

13. Other sources of information

You may wish to review information contained in the following other documents in deciding whether or not to attend and vote at the meeting or to vote in favour of or against the resolution:

(a) the recent ASX announcements made by VRL, including the announcements on:

- 1 July 2004; and
- 26 August 2004 (see Annexure 1);

(b) Commentary from VRL's Appendix 4E - Preliminary Final Report dated 26 August 2004 (see Annexure 2);

(c) VRL's audited financial statements for the year ended 30 June 2004 (see Annexure 3);

(d) Pro forma statements of financial position of VRL as at 30 June 2004 based on the Buy-back of 43m Ordinary Shares at a total price of $93.45m (including legal, brokerage and other costs) (see Annexure 4); and

(e) information regarding VRL which is available on VRL's website: www.villageroadshow.com.au.

Corporate Directory

Directors

Robert G. Kirby
Chairman, Executive Director

John R. Kirby
Deputy Chairman, Executive Director

Graham W. Burke
Managing Director and Chief Executive Officer

Peter E. Foo
Finance Director

Peter M. Harvie,
Chairman, Austereo, Executive Director

William J. Conn
Independent Non-Executive Director

Peter D. Jonson
Independent Non-Executive Director

D. Barry Reardon
Independent Non-Executive Director

Company Secretaries

Philip S Leggo
Shaun L Driscoll

Share Registry

Computershare Investor Services Pty Ltd
ACN 078 279 277
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067

Legal advisers

Minter Ellison
Level 23
525 Collins Street
Melbourne Victoria 3000

Registered office

Pacific Motorway
Oxenford Queensland 4210

Annexure 1 - VRL's ASX announcement dated 26 August 2004

26 August 2004

VILLAGE ROADSHOW AFFIRMS CAPITAL MANAGEMENT OBJECTIVES AND DIVIDEND POLICY FOR YEAR ENDED 30 JUNE 2004

CAPITAL MANAGEMENT

The Board of Village Roadshow Limited announced today that it has reviewed and affirmed the capital management objectives outlined in the Company's announcement to Australian Stock Exchange Limited on 1 July 2004.

In brief these can be summarized as follows:

- the overall capital management objective is to create a more efficient capital structure;
- the Directors are of the view that the Company's current capital structure has been a significant impediment to the reflection of the Company's underlying value in share market prices for both ordinary and preference shares;
- the Directors also believe that the current capital structure has the effect of inhibiting the distribution of income on a consistent and sustainable basis to holders of both ordinary and preference shares and thereby reduces the investment appeal of both ordinary and preference shares; and
- as a result, the Directors believe that over time and as business circumstances permit, a total issued capital in the range of 235m to 285m shares will result in a capital structure that can, when required, at least sustain future dividends on a reasonably consistent basis, subject, of course to the financial performance, capital requirements, business objectives and prospects of the Company in the future.

Following the successful on-market buy-backs of 140.1m A Class preference shares ("preference shares") and 23.5m ordinary shares, the Company now has on issue 321,542,140 shares in aggregate comprising:

- 211,413,107 ordinary shares; and
- 110,129,033 A Class preference shares.

To meet the target issued capital of between 235m and 285m under the Company's capital management strategy, the Company currently intends to undertake further on-market buy-backs of up to between 36.5m and 86.5m shares.

However, prior to making any decision in respect of any further buy-back of shares there are several issues that need to be addressed.

Shareholder Approval

Under the *Corporations Act*, a company can only buy-back 10% of its voting shares in any 12 month period in the absence of shareholder approval.

No such restriction applies to the Company's preference shares which are non-voting.

The recent on-market buy-back of ordinary shares was in respect of 10% of the issued ordinary shares.

In order to enable the Company to maintain the flexibility in any future buy-back(s), the Directors have decided to convene a meeting of shareholders to seek approval in accordance with Section 257C of the *Corporations Act* for the Company to buy-back up to a further 43,000,000 ordinary shares (being approximately 20% of the current issued ordinary shares) on-market in the twelve months following the passing of such resolution.

The resolution to be put to shareholders will be an ordinary resolution requiring a simple majority vote. Both ordinary and preference shareholders will be entitled to vote on the resolution.

A Notice of Meeting and Explanatory Memorandum are currently being prepared and are expected to be dispatched to shareholders around the middle of September. It is expected that the shareholder meeting will be held early in October 2004.

Financing of Further On-Market Buy-Backs

At this stage, the Company has not put in place the financing for further on-market buy-backs.

There are, however, a number of transactions which, if completed, will make funds available for the buy-back of shares:

- Negotiations continue for the sale of the Company's interest in the cinema joint venture in Taiwan; and

- Proposals in respect to new borrowings for some of the Company's cinema interests are currently under negotiation with banks.

The Directors believe that there are reasonable grounds to believe that these transactions will be completed in the next few months.

If all of these transactions are successful, it is expected that funding of up to $100m will be available to the Company for further buy-backs.

Corporate Banking Facility

Any further buy-back of ordinary shares will require the approval of the Company's principal banker, ANZ Bank under the Company's corporate banking facility.

Financial Covenants and Solvency

A buy-back of shares will also involve a review of financial and other covenants under the Group's relevant banking facilities as well as an analysis of the effect of any such buy-back on the financial condition and solvency of the Company following such buy-back.

The Directors have deferred the consideration of the terms of any further buy-backs until the necessary approvals are in place and funding has been obtained. A review of the relevant covenants and financial impact of any buy-back will be undertaken at that time.

DIVIDEND FOR YEAR ENDED 30 JUNE 2004

If a dividend was paid on both the ordinary shares (7.175 cents) and the A Class preference shares (10.175 cents) on issue at 31 August 2004, a cash payment of approximately A$26m would be required to be made from the Company's cash reserves or credit facilities.

With the capital management objective remaining a priority, the Directors believe that the interests of the Company and its shareholders would be best served by deploying these funds in the buy-back of further shares.

In addition, the Company considers that this amount could be relevant in effecting further buy backs in terms of cash flow, bank covenants and in obtaining the necessary ANZ bank approvals.

Having regard to the foregoing and following a review of the audited accounts for the year ended 30 June 2004, the Directors have determined that no dividend will be declared on ordinary or preference shares for the year ended 30 June 2004.

In accordance with previous announcements, consideration of dividends for the year ending 30 June 2005 will be made following the review of the audited accounts for the year ending 30 June 2005 and in light of the then current circumstances, including the outcome of the Company's capital management strategy.

It is expected that this review will take place at the end of August 2005.

ENQUIRIES: Peter Foo
Finance Director

03 9667 6666

Annexure 2 - Commentary from VRL's Appendix 4E - Preliminary Final Report dated 26 August 2004

RESULTS FOR THE YEAR ENDED 30 JUNE 2004

OVERVIEW

In line with previous announcements, Village Roadshow Limited ("VRL") recorded a net profit after tax, specific items and discontinuing operations of $52.2 million for the 2004 financial year. This result compares to a full year loss in June 2003 of $26.0 million. Excluding specific items and discontinuing operations, operating profit after tax was $68.5 million, representing an increase of 12% over the prior full year result of $61.1 million.

Commenting on the results, Managing Director, Graham Burke, said "It was pleasing to see that we were able to achieve significant profit growth in this financial year. The Exhibition and Distribution divisions had exceptional trading results thanks to strong product and marketing initiatives. Product during 2004 included *The Lord of The Rings : The Return of the King* , *Harry Potter and the Prisoner of Azkaban*, *The Matrix Reloaded* and *The Matrix Revolutions*. Exhibition also saw the release of *Shrek 2* in the period."

"In Greece, the distribution business has enjoyed excellent results from the release of the most successful Greek film ever, *A Touch of Spice*. This film, which was produced by Village Roadshow Greece, has won several awards, including best fiction film at the 2003 Greek film festival."

"The Theme Park business has seen a strong increase in attendances over the 2003 financial year. International markets are recovering after the devastating SARS outbreak last year and the domestic market continues to grow. The new Shark Bay at Sea World opened in April 2004 and its success has helped push domestic attendance at Sea World over the one million mark."

"Austereo's share of advertising revenue from the metropolitan market continued to exceed 40%, a solid result in light of the crowded radio environment. In a strong result in the year's final radio survey, Austereo held 42% of the under-40 demographic and 38.5% of the 25-39 demographic. Austereo achieved an EBITDA margin of 32% maintaining its position as one of the world's best performing radio groups."

"The Production division has been impacted by the restructure in February 2003 resulting in the elimination on consolidation of a portion of film production fees previously recognised as income. This was in a year in which only 4 films were released however they included the highly successful *The Matrix Revolutions* and the Academy Award winning *Mystic River*."

The Company has achieved several major capital initiatives in the year. These include:

- During the year the Company bought back 140,086,114 A Class Preference Shares at a total cost of $169.0 million. This results in 110,129,033 A Class Preference shares remaining on issue.
- During the year the Company bought back 484,203 Ordinary shares at a cost of $0.9 million. Since 30 June 2004, the Company has bought back a further 23,005,797 Ordinary shares at a total cost of $45.3 million. This results in 211,413,107 Ordinary shares remaining on issue.

  The combined ongoing after tax cost of cash utilised by the Company in these buy backs will be $8 million per annum approximately.
- Financing arrangements for the Film Production division were completed during the year. The revolving period of the US$900 million facility has been extended for a further two years, allowing drawdowns up until February 2008, with the debt now scheduled to be fully repaid by January 2012.

- In March 2004, the Company sold its one third interest in screen advertiser, Val Morgan, for $6 million plus working capital and an additional amount if certain criteria are met.

The Company's balance sheet remains robust with gearing ratios (excluding Film Production non-recourse debt of $815 million) of less than 30%.

Normalised Earnings per Share has improved significantly on the prior year as a result of the return to operating profit and capital restructuring. EPS on all shares; i.e. both preference and ordinary, for 2004 is 15.0 cents compared to 12.6 cents in the prior financial year, after excluding specific items and discontinuing operations.

OPERATIONAL PERFORMANCE

Film Exhibition

Profit before tax, excluding discontinuing items, of $28.1 million was an increase of 134% over the previous year's result of $12.0 million.

The division enjoyed a year with some outstanding films including *The Matrix Revolutions, Shrek 2, The Lord of the Rings : The Return of the King, Finding Nemo, Harry Potter and the Prisoner of Azkaban, Pirates of the Caribbean, Troy,* and *The Day After Tomorrow.*

Reported EBITDA of $58.4 million was 4.8% lower than the previous corresponding period's EBITDA of $61.4 million. Underlying EBITDA of $79.7 million was 6.2% lower than the corresponding prior period's EBITDA of $85.0 million. The reduction in reported and underlying EBITDA was a result of the sale of the Warner Village UK joint venture operations in May 2003.

Excluding the Warner Village UK result, current period underlying EBITDA of $79.7m was 49% higher than the previous period. Reported EBITDA was less impacted by this sale due to the equity accounting treatment for associated entities. On a like for like basis, for those sites open for the full year, the increase in admissions was 3% over the prior period.

Highlights in terms of territory performance during the financial year to 30 June 2004 included:

- Argentina – admissions 14% higher than last year.
- Taiwan – admission growth of 21% over the SARS impacted last year.
- Greece – admissions benefited from local product and were up 4%.
- New Zealand – a full year from St Lukes enabled admissions to grow 4%.

In Australia, an increase in EBITDA was attributable to the increased share of the Multiplex joint venture, the Company having moved to a 50% share from 33.3% in March 2003.

In Greece, the distribution business has enjoyed excellent results from the release of the most successful Greek film ever, *A Touch of Spice*. This film, which was produced by Village Roadshow Greece, has won several awards, including best fiction film at the 2003 Greek film festival.

1.

Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] – A$'000

	Year Ended June 2004			Year Ended June 2003		
		Underlying EBITDA			Underlying EBITDA	
Geographical Segment	Gross Box Office	100%	Village Share	Gross Box Office	100%	Village Share
Australia	314,790	81,083	37,344	307,127	72,959	27,144
Asia/New Zealand	148,308	33,959	15,086	154,909	24,937	10,041
Europe [2]	166,350	32,086	23,628	404,027	86,930	45,252
South America	17,168	6,664	3,665	13,488	4,681	2,575
Total	**646,616**	**153,792**	**79,723**	**879,551**	**189,507**	**85,012**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.
2. Prior period includes UK JV subsequently sold.

The new Parma site in Italy, which opened in December 2003, has traded above expectations, whilst the new Hsin Chu Windance site in Taiwan opened in November 2003 to disappointing results.

Total underlying capital expenditure (excluding the second instalment of the acquisition price of the Australian Multiplex joint venture of $32 million) was $25.0 million compared with $44.3 million in the previous corresponding period. The biggest capital item was $6.75m for the Bondi cinema site which started trading in July 2004.

In October 2003, the Company sold the Nottingham site in the UK for $5.5 million.

Negotiations continue for the sale of the Taiwan joint venture with a number of open offers having been received. If an agreement is reached in respect of such a sale, it is not expected to have any material effect on this current financial year's assets or earnings.

In March 2004, VRL sold its one third interest in screen advertiser, Val Morgan, for $6 million plus working capital with an additional amount payable if certain criteria are met. The added consideration has not been reflected in the results.

List of Sites & Screens – Exhibition Division – Continuing Operations [1]

	As at June 2003		Opened/ (Closed/Sold) During 2003/04		As at June 2004		To be Developed During 2004/05	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	71	573	(2)	(4)	69	569	2	30
Argentina	6	69	-	-	6	69	-	-
Czech Republic	2	22	-	-	2	22	-	-
Fiji	2	10	-	-	2	10	-	-
Greece	4	44	-	-	4	44	2	22
Italy	13	139	1	7	14	146	-	-
New Zealand	13	84	-	-	13	84	-	3
Singapore	8	58	-	-	8	58	-	-
Taiwan	6	73	1	5	7	78	-	-
United Kingdom	6	53	(1)	(12)	5	41	-	-
Total	**131**	**1,125**	**(1)**	**(4)**	**130**	**1,121**	**4**	**55**

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure. Not included in the above chart are 18 screens in 2 sites in Austria which has been treated as a discontinuing territory. During 2004/05 the sites and screens to be developed in Greece are replacement sites.

Film Distribution

Film Distribution had an excellent result for the year ended 30 June 2004 with profit before tax and significant items increasing by 56% from $9.3 million to $14.5 million.

This increase has been driven by the outstanding results achieved with the *The Lord of the Rings* and *The Matrix* franchises. Roadshow Entertainment enjoyed a year of unrivalled strength of product. DVD sales were up 76% compared to the same period last year. Roadshow is currently the number one distributor in the DVD arena with a 15.8% share of the value of the industry.

Film Production

Operating profit before tax and specific items for the Film Production division reduced from $11.0 million to a $0.8 million loss. This was due to the restructure of the division in February 2003, resulting in the elimination on consolidation of a portion of film production fee income, and an increase in interest expense on capital invested. The division released four films during the financial year compared to our target of 6 – 8. This was mainly due to the two sequels of *The Matrix* being released in May and November 2003.

Financing arrangements were completed satisfactorily during the year. The financiers have agreed to extend the revolving period of the US$900 million facility for a further 2 years, allowing drawdowns up until February 2008, with the debt now scheduled to be fully repaid by January 2012.

The release of *The Matrix Revolutions* in November 2003 and the performance of *Mystic River* were the highlights of the year for the Film Production division. *Mystic River* performed exceptionally well, winning both Academy Awards and Golden Globes for Best Actor (Sean Penn) and Best Supporting Actor (Tim Robbins), as well as receiving six Academy Award nominations including Best Picture, Best Actor and Best Director.

The underlying performance of the film portfolio remains in profit despite disappointing results from *Torque* and *Taking Lives*. The results from the recent North American release of *Catwoman* were disappointing, but it is expected that its international performances will be stronger. Film exploitation profits of $A18.9 million have been recognised in the June 2004 financial year. With all the costs associated with the restructure now having been incurred, it is expected that continuing strong underlying performances will be recorded in future years.

Looking ahead to the next 12 months, films set for release, or in production include *Ocean's Twelve,* the highly anticipated sequel to *Ocean's Eleven,* which we expect will be one of the biggest event movies of the year. Other films in production include *Miss Congeniality 2: Armed and Fabulous, Constantine* and *House of Wax. Charlie and the Chocolate Factory*, another highly anticipated film, has commenced principal photography and stars Johnny Depp as Willy Wonka. This film is expected to release in mid 2005.

Radio

Operating profit before tax and specific items for the radio division was marginally down (3.9%) on the previous corresponding period to $60.4 million, with reported EBITDA also down from $83.1 million last year to $78.9 million for the year ended 30 June 2004.

Whilst the result was lower than the previous corresponding period, it was achieved in an extremely competitive and crowded market and reflected an increased investment in new strategies to ensure continued market leadership.

During the year, the metropolitan commercial radio advertising market increased by 11.7% and Austereo continued to achieve advertising revenue in the Metropolitan market in excess of 40%. In a strong result in the year's final radio survey, Austereo held 42% of the under-40 audience and 38.5% of the 25-39 demographic. Austereo also clearly led all other competitors in the 25-54 demographic, with a 30.6% share.

Austereo's joint venture operations in Canberra and Newcastle both set new sales and profit records for the year. Offshore ventures in Malaysia and Greece continued to trade well. During the period Village Roadshow's shareholding in Austereo marginally increased to 59.91%.

Theme Parks

Operating profit before tax for the Theme parks division was in line with the prior year with both years reporting a profit of $11.5 million. For the 2004 financial year, this was a result of the equity accounting treatment for associated entities rather than trading conditions. Reported EBITDA was higher, from $20.8 million in the previous year to $24.0 million. Trading at the theme parks has been strong and only slightly offset by reduced trading at the Studios.

Attendance levels grew 10% to 3.4m compared to last year, which was largely as a result of a successful domestic marketing campaign. The international market still remained slightly soft for the theme parks with most Asian markets slowly returning after the devastating SARS outbreak last year.
Warner Bros. Movie World maintained attendance levels compared to the previous corresponding year, yet was able to achieve a 15% increase in operating profit through effective control of overheads. The Matrix exhibit was opened in September 2003.

Sea World attendances were up 10% and net profit was significantly higher due to cost reductions, and the opening of Shark Bay in April 2004.

Wet N Wild Water World achieved admissions growth of 11% and an increase in profitability of 17% over last year's result. This was driven by a surge in local visitors during the "Stay at Home" attitude of Australians cultivated from last year's SARS crises.

Sea World Nara Resort achieved an excellent result with growth of 5% in the room rate and occupancy at 73% compared to 64% in the previous year. Strong occupancy rates came as a result of higher domestic visitation and last year's refurbishment program.

Warner Roadshow Movie World Studios had a disappointing result due to the level of rentals of the stages and the higher $A. This was reflected in a 69% drop in profitability, however the Studios currently have a number of active productions including *House of Wax* and *World Wrestling Entertainment Marine.*

In July 2004 the Studios suffered a major fire in one of its eight sound stages. The fire destroyed the stage, but rebuilding has commenced and it is expected to be fully functional by the end of 2004.

CAPITAL MANAGEMENT

Dividend
Refer separate announcement made to Australian Stock Exchange Ltd. on this matter today.

Share Buy Back
During the financial year, VRL embarked on a restructure of its issued capital. Following the unsuccessful attempt to complete a scheme of arrangement to buy back all of the A Class Preference shares, VRL was able to complete a series of successful on market buybacks. The amount spent approximately equalled the payment that would have been required in the first year had the proposed scheme of arrangement been implemented.

During the year the Company bought back 140,086,114 A Class Preference Shares at a total cost of $169.0 million. This results in 110,129,033 A Class Preference shares remaining on issue.

During the year the Company also bought back 484,203 Ordinary shares at a cost of $0.9 million. Since 30 June 2004, the Company has bought back a further 23,005,797 Ordinary shares at a total cost of $45.3 million. This results in 211,413,107 Ordinary shares remaining on issue.

Annexure 3 - VRL's audited financial statements for the year ended 30 June 2004

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Report

Your Directors submit their report for the year ended 30 June 2004.

DIRECTORS
The names of the Directors of the Company in office during the financial year and until the date of this report are:

Directors:
Robert G. Kirby (Chairman)
John R. Kirby
Graham W. Burke
Peter E. Foo
Peter M. Harvie
William J. Conn
D. Barry Reardon
Peter D. Jonson

The qualifications, experience and special responsibilities of the Directors are disclosed on pages 5 and 6 of the Annual Report.

As at the date of this report, the relevant interests of the directors in the shares and options of the company and related bodies corporate were as follows:

Name of Director	Village Roadshow Corporation Limited		Village Roadshow Limited			Austereo Group Limited
	Ordinary Shares	Preference Shares	Ordinary Shares	Preference Shares	Ordinary Options	Ordinary Shares
Robert G. Kirby	6,878,706	41,972	118,619,515	-	-	251,562,594
John R. Kirby	6,878,706	41,972	118,619,515	-	-	251,616,054
Graham W. Burke	6,878,956	41,972	118,619,515	-	6,000,000	251,562,594
Peter E. Foo	-	-	-	-	-	-
Peter M. Harvie	-	-	257,400	242,900	-	1,030,001
William J. Conn	-	-	191,563	1,153,019	-	-
Peter D. Jonson	-	-	10,000	33,236	-	-
D. Barry Reardon	-	-	10,000	8,552	-	-

PRINCIPAL ACTIVITIES
The principal activities of the economic entity during the financial year were:

* Cinema Exhibition
* FM Radio Operations
* Film Production
* Theme Park Operations
* Film, DVD and Video Distribution

REVIEW OF OPERATIONS AND RESULTS
Profit from ordinary activities before tax was $99.4 million, an increase of 159% compared to the profit of $38.4 million for the previous corresponding period. After tax and outside equity interests, the net profit attributable to members of Village Roadshow Limited was $52.2 million, compared to a loss of $26.0 million in the previous corresponding period.

After excluding specific items and discontinuing operations, the attributable net profit for the period was $68.5 million (2003 $61.1 million).

Total assets of the group decreased by $441.4 million compared to 30 June 2003, which was mainly as a result of reductions in the net Film Library of $339.0 million, cash assets of $67.7 million and net property, plant & equipment of $29.2 million.

Revenues from ordinary activities and share of net profit of associates and joint venture entities increased by 24% to $2,257.7 million from the previous year's comparable revenue of $1,813.9 million. The increase was mainly due to the inclusion of a full year's revenue from Village Roadshow Films (BVI) Ltd. in the year ended 30 June 2004 compared to a five month contribution in the year ended 30 June 2003, which was partly offset by a reduction in revenues relating to specific items and discontinuing operations in the year ended 30 June 2004.

DIVIDENDS
The Directors do not recommend payment of a dividend. There were no dividends paid during the year.

EARNINGS PER SHARE
Basic earnings per share were 22.23 cents (2003 negative 11.06 cents) and before specific items and discontinuing operations, basic earnings per share were 29.17 cents (2003 25.96 cents). There were no potential ordinary shares that were dilutive in the years ended 30 June 2004 or 30 June 2003.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS
Total shareholders' equity of the economic entity decreased by $129.3 million to $948.7 million during the year. This was attributable to decreases in share capital of $169.9 million (mainly related to the buybacks of A Class Preference shares), partly offset by increases in retained profits of $10.0 million, reserves of $29.1 million and outside equity interests of $1.5 million.

Retained profits increased by $10.0 million mainly as a result of the net profit of $52.2 million, partly offset by transfers from the foreign currency translation reserve of negative $42.8 million (in relation to realised losses that had been taken up in that reserve prior to realisation). The foreign currency translation reserve increased by $29.1 million mainly as a result of the transfer of realised losses of $42.8 million to retained profits.

EVENTS SUBSEQUENT TO REPORTING DATE
Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

Subsequent to 30 June 2004, in accordance with a notification to Australian Stock Exchange Ltd. on 16 June 2004, Village Roadshow Ltd. bought back a further 23,005,797 Ordinary shares on market, for a total consideration of $45,306,943. This was in addition to the 484,203 Ordinary shares bought back prior to 30 June 2004.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS
It is anticipated that the economic entity's diversified businesses will continue to operate profitably.

SHARE OPTIONS
Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 20 of the Financial Report. Details of share and option transactions in relation to Directors of the economic entity are set out in Note 26 of the Financial Report.

INDEMNIFYING AND INSURANCE OF OFFICERS AND AUDITORS
Since the commencement of the financial year, the Company has not, in respect of any person who is or has been an officer or auditor of the Company or related body corporate, indemnified or made any relevant agreement for indemnifying against a liability (including costs and expenses incurred in successfully defending legal proceedings) incurred as an officer or auditor, nor has the Company paid or agreed to pay a premium for insurance against any such liabilities incurred as an officer or auditor other than an un-allocated group insurance premium of $947,495 (2003 $560,195) which has been paid to insure each of the Directors and secretaries of the Company against any liabilities for costs and expenses incurred in defending any legal proceedings arising out of their conduct as officers of the Company or related body corporate, other than conduct involving wilful breach of duty.

CORPORATE GOVERNANCE STATEMENT
The statement set out on pages 7 to 12 of the Annual Report summarises the Company's key corporate governance practices that were in place during the financial year.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS
The Remuneration Committee of the Board of Directors is responsible for determining compensation arrangements for the Directors. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions (with the assistance of external consultants) with the overall objective of ensuring maximum shareholder benefits from the attraction and retention of a high quality Board. The Chairman, Deputy Chairman, Managing Director and Finance Director are responsible for determining the compensation arrangements for senior executives using similar criteria.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of Executive Directors' emoluments to the Company's financial and operational performance. All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth and other performance indicators.

The total cash remuneration of independent directors (being directors' fees not paid to anyone in an executive capacity) is distinguished from that of executive directors and is approved in aggregate by shareholders in general meetings from time to time.

The income paid or payable, or otherwise made available in respect of the financial year to all Directors of Village Roadshow Limited, directly or indirectly, from the entity or any related party was as follows:

Name of Director	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	Equity-based Compensation $	**Total 2003/2004 $**	Total 2002/2003 $
Robert G. Kirby	1, 5	1,190,160	298,700	91,149	200,279	-	**1,780,288**	1,672,970
John R. Kirby	1, 5	1,190,160	298,700	91,149	193,223	-	**1,773,232**	1,701,702
Graham W. Burke	1, 3, 5	1,190,160	298,700	91,149	176,031	222,626	**1,978,666**	1,953,934
Peter E. Foo		1,063,246	496,000	34,254	46,268	-	**1,639,768**	1,380,443
Peter M. Harvie	2,4	585,792	100,000	25,000	81,363	-	**792,155**	685,110
William J. Conn		88,072	-	7,928	-	-	**96,000**	96,000
Peter D. Jonson		66,056	-	5,944	20,813	-	**92,813**	88,739
D. Barry Reardon		126,000	-	-	-	-	**126,000**	174,513

Notes:
1. Bonus amounts represent 2003/04 bonus due and payable. Director bonuses are calculated by reference to a cash flow return on investment measure together with a formula to reward superior weighted average share price and market capitalisation growth.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position.
3. In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke. Two million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The above options were granted in accordance with the terms of Mr. Burke's Employment Contract dated November 2000. Refer to option valuation disclosures below.
4. Includes non-monetary benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.
5. With effect from 1 July 2004, the Remuneration Committee of the Board of Directors approved an increase in Base Salary for each of Messrs R.G. Kirby, J.R. Kirby and G.W. Burke to $1,550,000 per annum.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS (continued)

The income paid or payable, or otherwise made available in respect of the financial year, to the 5 most highly paid executive officers of the Company, directly or indirectly, from the entity or any related party was as follows:

Name of Executive Officer	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	Termination Payment $	Total 2003/2004 $	Total 2002/2003 $
Gregory Basser	1,5	1,132,266	250,000	36,754	7,435	-	**1,426,455**	1,732,063
Tony N. Pane		956,178	250,000	11,002	-	-	**1,217,180**	1,171,971
Simon T. Phillipson		374,447	200,000	33,675	9,260	-	**617,382**	580,953
Philip S. Leggo		360,508	140,000	32,419	56,951	-	**589,878**	528,028
Julie E. Raffe		277,648	140,000	24,938	97,639	-	**540,225**	465,816

The income paid or payable, or otherwise made available in respect of the financial year, to the 5 most highly paid executive officers of the Village Roadshow Limited consolidated entity, directly or indirectly, from the entity or any related party was as follows:

Name of Executive Officer	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	Termination Payment $	Total 2003/2004 $	Total 2002/2003 $
Bruce Berman	3	1,961,460	-	38,231	61,469	-	**2,061,160**	2,774,978
Brian L. Bickmore	2, 4,5	363,431	75,000	8,017	40,036	1,535,373	**2,021,857**	833,931
Gregory Basser	1,5	1,132,266	250,000	36,754	7,435	-	**1,426,455**	1,732,063
Tony N. Pane		956,178	250,000	11,002	-	-	**1,217,180**	1,171,971
Steven Krone	3,5	824,588	262,369	38,231	57,973	-	**1,183,161**	1,238,984

Notes:
1. Bonus amount relates to amounts paid pursuant to discretionary consulting agreement.
2. Amounts paid by Austereo Group Limited in relation to Executive position.
3. Amounts paid by Village Roadshow Pictures Entertainment Inc in relation to Executive positions.
4. Includes annual and long service leave entitlements together with executive retirement payment and non-compete termination payment.
5. Includes non-monetary benefit for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans as appropriate.

In the opinion of Directors, remuneration paid to Directors and senior executives is considered reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive.

The various share and option interests of all Directors of the Company at the date of this report are set out above.

Option valuation methodology

The Company has used the fair value measurement provisions of AASB 1046 "Director and Executive Disclosures for Disclosing Entities" and the pending AASB 2 "Share-based Payment" prospectively for all options granted to directors and relevant executives, which have not vested as at 1 July 2003. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e. forfeitures).

From 1 July 2003, options granted as part of director and executive emoluments have been valued using the Black Scholes option-pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. See below for further details.

The fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used for grants made on 15 May 2001:

Expected volatility: 30%
Historical volatility: 30%
Risk-free interest rate: 5.53% (options vesting 15 May 2004) and 5.66% for the remainder
Expected life of options: 5 years (options vesting 15 May 2004) and 6 years for the remainder

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The resulting fair values per option for those options vesting after 1 July 2003 are:

Number of options	Grant date	Vesting date	Fair value
2,000,000	15 May 2001	15 May 2004	$0.172
2,000,000	15 May 2001	15 May 2005	$0.152
2,000,000	15 May 2001	15 May 2006	$0.107

Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $222,626 for the 2004 financial year (2003: $233,287). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

DIRECTORS' MEETINGS

The following statement sets out the attendance of Directors at formal Directors' meetings and committee of Directors' meetings held during the period the Director held office:

Name of Director	Number of Meetings Held While in Office				Number of Meetings Attended			
	Formal	Audit	Remuneration	Nomination	Formal	Audit	Remuneration	Nomination
Graham W.Burke	10	-	2	-	10	-	2	-
William J. Conn	10	2	2	1	9	2	2	1
Peter E. Foo	10	-	-	-	10	-	-	-
Peter M. Harvie	10	-	-	-	7	-	-	-
Peter D. Jonson	10	2	-	-	9	2	-	-
John R. Kirby	10	-	-	1	9	-	-	1
Robert G. Kirby	10	-	-	-	9	-	-	-
D. Barry Reardon	10	2	2	1	7	2	2	1

Informal procedural meetings attended by a minimum quorum of three Directors to facilitate document execution and incidental matters are not included in determining the number of Directors' meetings held.

TAX CONSOLIDATION

A description of the economic entity's position in relation to Australian Tax Consolidation legislation is set out in Note 4 of the Financial Report.

ROUNDING

The amounts contained in this report and in the financial statements have been rounded (where applicable) to the nearest thousand dollars under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors at Melbourne this 3rd day of September 2004.

Signed

G.W. Burke
Director

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Profiles

Robert G Kirby
Chairman, Executive Director, Age 53

First joined the Board in August 1988, reappointed July 2001

Holds a Bachelor of Commerce with 30 years experience in the entertainment and media industry. Through the launch of Roadshow Home Video, Mr. Kirby was the driving force behind the Australian video revolution of the 1980's and 1990's. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Director Austereo Group Limited and Chairman of Village Roadshow Corporation Limited. Currently Deputy Chairman of Peter MacCallum Cancer Foundation and Member of Patrons Council, Epilepsy Foundation, and Patron of Victorian Arts Centre.

Member Executive Committee
Chairman Nomination Committee

John R Kirby
Deputy Chairman, Executive Director, Age 57

Member of the Board since August 1988

Holds a Bachelor of Economics and is a Certified Practising Accountant with over 30 years experience in the industry. Deputy Chairman of Village Roadshow Limited 1994 to 1998, and from May 2002. Chairman Village Roadshow Limited 1990 to 1994 and 1999 to 2002. Director, Austereo Group Limited, Sea World Management Limited and Village Roadshow Corporation Limited.

Member Executive Committee

Graham W Burke
Managing Director, Executive Director, Age 62

Member of the Board and Managing Director since September 1988

Managing Director Village Roadshow Limited, a position he has held since 1988 with unrivalled experience in the entertainment and media industries. Mr Burke has been one of the strategic and creative forces behind Village Roadshow's development and founded Roadshow Distributors with Roc Kirby. He was also a founding director of radio station 2Day FM, and spent four years as the original Commissioner of the Australian Film Commission. Director Austereo Group Limited, Sea World Management Limited and Village Roadshow Corporation Limited.

Chairman Executive Committee
Member Remuneration Committee

Peter E Foo
Finance Director, Executive Director, Age 49

Member of the Board since February 1998

Holds a Bachelor of Economics with 25 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and has served as Finance Director since 1998. Director Austereo Group Limited, Sea World Management Limited and all Village Roadshow's major subsidiaries.

Member Executive Committee

Peter M Harvie
Executive Director, Age 65

Member of the Board since June 2000

Executive Chairman, Austereo Group Limited with over 45 years experience in the advertising, marketing and media industries. First entered radio in 1993 as Managing Director of the Triple M network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of Clemenger Harvie from 1974 to 1993. Serves on the Board of other Austereo joint ventures and is a Director, Mazda Foundation Limited and Art Exhibitions Australia Limited.

Member Executive Committee

William J Conn
Independent Non-Executive Director, Age 58

Member of the Board since March 1992

Holds a Bachelor of Commerce (Hons) from the University of Melbourne and a MBA from Columbia University. Mr Conn has over 35 years experience in investment banking with Potter Warburg Limited and McIntosh Securities Limited. He is Chairman of Grand Hotel Group, Palm Springs Limited and the Foundation for Young Australians. He is Director of the National Academy of Music and is a consultant to Merrill Lynch International (Australia) Limited.

Chairman Audit Committee
Chairman Remuneration Committee
Member Nomination Committee

Peter D Jonson
Independent Non-Executive Director, Age 58

Member of the Board since January 2001

Holds a Bachelor of Commerce and Master of Arts Ph D from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services; and Chairman, ANZ Funds Management. Currently Chair of Australian Institute for Commercialisation Ltd and Cooperative Research Centre for Microtechnology and its subsidiary companies. Serves on the Boards of other companies including Sequoia Capital Management Ltd and Pro Medicus Ltd.

Member Audit Committee

D Barry Reardon
Independent Non-Executive Director, Age 73

Member of the Board since March 1999

Holds a Bachelor of Arts, Holy Cross College and MBA, Trinity College. Over 30 years in the motion picture business. Currently Executive Vice President and Assistant to the President, Paramount Pictures. Between 1978 and 1999, Mr Reardon held the positions of Executive Vice President, General Cinema Theatres and President, Warner Bros. Distribution. Serves on the board of various United States companies and organisations and is a Director of Village Roadshow Pictures International Pty Ltd.

Member Audit Committee
Member Remuneration Committee
Member Nomination Committee

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Corporate Governance Statement

The following statement sets out a summary of the Company's corporate governance practices that were in place during the financial year in accordance with Listing Rule 4.10.3 and how those practices relate to the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Stock Exchange Corporate Governance Council ("ASX Recommendations").

In ensuring the highest standards of ethical behaviour and accountability, the Board has included in its corporate governance policies those matters contained in the ASX Recommendations where applicable. However, the Board also recognises that full adoption of the above ASX Recommendations may not be practical nor provide the optimal result given the particular circumstances and structure of the Company.

Board of Directors – Role and Responsibilities
The role of the Board is to provide leadership and direction to management and to agree with management the aims, strategies and policies of the Company. It is also responsible for the overall corporate governance of the Company.

In particular, the functions and responsibilities of the Board include:

- Final approval of corporate strategy and performance objectives;
- Reviewing and ratifying of the risk management and internal control framework, codes of conduct and legal and other internal compliance programs;
- Approval and monitoring of significant capital expenditure, capital management, acquisitions and divestitures in excess of A$10m;
- Approval and monitoring of significant financial and other reporting;
- Appointment and removal of the Managing Director; and
- Monitoring compliance with corporate governance policies and assessing the appropriateness and adequacy of corporate governance policies and implementing changes or additions that are deemed fitting.

In fulfilling this responsibility the Board is supported by a number of committees whose composition is reviewed periodically. All Board Committees provide recommendations to the Board however the Executive Committee has specific powers delegated to it by the Board. With the exception of the Executive Committee, all Committees shall comprise a majority of Independent Directors and shall be suitably resourced.

Board of Directors – Composition and Membership
The composition of the Board is determined in accordance with the following principles:

- The Board shall comprise at least six Directors with an appropriate balance of Executive, Independent and Shareholder Directors, the definitions of which are:

Executive Director	one in full time employment by the Company, either directly or through a consultancy;
Independent Director	one who is not a substantial shareholder or associated directly with a substantial shareholder, is non-executive and is not or has not been employed in an executive capacity nor principal of a material professional advisor or consultant within the last 2 years, is not a material supplier or customer, has no material contractual relationship other than as a director, is free from any interest or business or relationship which could reasonably be perceived to materially interfere with the director's ability to act in the best interests of the Company and who derives minimal or zero income (excluding Directors' Fees) from the Company compared to income from other sources;
Shareholder Director	one with a prescribed direct, indirect or representative shareholding interest exceeding 5% of the total issued ordinary capital of the Company;

- The Board shall comprise Directors with an appropriate range of qualifications and specific industry expertise that will enable them to make a contribution to the deliberations of the Board.
- The Board shall meet at least six times per year. Meeting guidelines ensure that Directors are provided with all necessary information to participate fully in an informed discussion of all agenda items.
- Informal meetings of Independent Directors are held to discuss matters of mutual interest when necessary.

During the financial year the names of each Director, their respective role, appointment date and classification were:

Name	Role	Appointed	Classification
Robert G. Kirby	Chairman	July 2001	Shareholder, Executive
John R. Kirby	Deputy Chairman	August 1988	Shareholder, Executive
Graham W. Burke	Managing Director	September 1988	Shareholder, Executive
Peter E. Foo	Finance Director	February 1998	Executive
Peter M. Harvie	Executive Director	June 2000	Executive
William J. Conn	Non-executive Director	March 1992	Independent *
D. Barry Reardon	Non-executive Director	March 1999	Independent
Peter D. Jonson	Non-executive Director	January 2001	Independent

* Mr. Conn meets 6 of the 7 'independence' criteria as defined in Box 2.1 of the ASX Recommendations. Notwithstanding Mr. Conn has served as a Director for over 12 years, the Company does not consider that Mr. Conn's tenure on the Board of the Company in any way adversely impacts on his independence.

The Company's constitution sets out the procedures to be followed regarding:

- the appointment, number and rotation of the Directors;
- the appointment of the Managing Director; and
- procedures for Directors' meetings, including voting.

Membership of the Board is the exclusive responsibility of the full Board of Directors, subject to the approval of the Company's shareholders in general meeting, based on recommendations from the Nomination Committee.

A formal Letter of Appointment is provided to incoming Directors together with such appropriate induction as may be required by the incoming Director.

All Directors have access to the Company Secretary and are entitled to seek independent professional advice at the Company's expense, subject to the prior approval of the Chairperson, such approval not to be unreasonably withheld.

The Chairperson of the Company is determined by the Board of Directors, recognising the Company's ownership structure. In addition, the Board is comprised of a majority of Executive Directors. These matters are at variance to ASX Recommendations 2.1 and 2.2.

The Board is of the opinion that the executive roles of the Shareholder Directors (including the Chairperson) in the day to day operations of the Company adds value to the Company due to their material financial commitment and considerable experience in the Company's businesses. Notwithstanding the number of Independent Directors presently on the Board, the Company considers that there is adequate monitoring of the Executive Directors.

Audit Committee
The Company established an Audit Committee in 1991. In accordance with its Charter, all 3 members of the Audit Committee are Independent Directors with appropriate skills, expertise and experience. The Chairperson of the Audit Committee is an Independent Director who is not the chairperson of the Board. The Audit Committee reports directly to the Board.
The role and responsibilities of the Audit Committee includes:

- Reviewing all external reporting (published financial statements including interim statements and year-end audited statements, preliminary announcement of results prior to publication) with management and the external auditors prior to their approval by the Board, focusing in particular on:
  - Significant changes in accounting policies and practices;
  - Major judgmental areas and significant audit adjustments;
  - Adequacy and reliability of financial information provided to shareholders; and
  - Compliance with Statutory and Australian Stock Exchange reporting requirements;
- Discussing any matters arising from the audit with the external auditor;
- From 2003, seeking written representations from the Managing Director and Finance Director that the Company's financial reports present a true and fair view in all material respects of the Company's financial condition and operational results and are in accordance with relevant accounting standards;
- Reviewing the nomination, performance, independence and competence of the external auditor - Ernst & Young were appointed on 12 April 1989 and the audit partner was rotated off following completion of the 2003 financial year end audit;
- Approving the Internal Audit plan bi-annually and assessing the performance of the internal audit function;
- Receiving reports from the Corporate Governance and Compliance Committee and to assess the adequacy and effectiveness of the financial internal control framework and risk management procedures; and
- Discussing the scope and effectiveness of the audit with the external auditor.

During the financial year the Audit Committee comprised the following members with their respective appointment dates:

William J. Conn	August 1992	Chairman, Independent Director
D. Barry Reardon	April 2000	Independent Director
Peter D. Jonson	February 2001	Independent Director

The Audit Committee meets at least twice per year and the minutes of the Committee are provided to all Directors of the Company.

The Committee invites the audit partner to its meetings and senior Company executives as required. In addition the Audit Committee meets at least twice a year with the external auditor without management being present and the auditor is provided with the opportunity, at their request, to meet the Board of Directors without management being present.

Nomination Committee
The Company established a Nomination Committee in 1998. Prior to this, membership of and nominations to the Board had been the exclusive responsibility of the Board. In accordance with its Charter, the 3 members of the Nomination Committee include the Chairperson of the Company and comprise a majority of Independent Directors.

The role of the Nomination Committee is to monitor the composition of the Board in light of corporate governance best practice, and to periodically make recommendations to the full Board.

The responsibilities of the Nomination Committee include recommending new nominees to the Board, taking into account the required skill set, relevant industry expertise and experience of potential candidates to complement that of existing Board members. Consideration is also given to the size and shareholder structure of the Company such that an incoming director would be able to make an overall positive contribution to the deliberations of the Board without adversely impacting on efficient decision making by the Board as a whole.

During the financial year the Nomination Committee comprised the following members with their respective appointment dates:

Robert G. Kirby	May 2002	Chairman
William J. Conn	July 1998	Independent Director
D. Barry Reardon	April 2000	Independent Director

The Nomination Committee meets at least annually and the Board is appraised by the Chairperson as appropriate on any relevant developments. The Board has recognised that based on its size and composition, a formal committee structure and procedures may not be optimal, and accordingly, the Nomination Committee may meet informally, on a 'needs' basis as and when a suitable candidate may be available for nomination.

Given the Company's ownership structure and the composition of the Board, the assessment of the Board's overall performance and its own succession plan has been previously conducted informally by the Chairperson and Directors on an ad hoc basis. In August 2004 a formal evaluation process under the guidance of the Nomination Committee has been undertaken. Whilst this is at variance to ASX Recommendation 8.1 for the financial year ended June 2004, the Directors consider that at the date of this report an appropriate and adequate evaluation of Directors has been implemented.

Executive Committee
In 1990 the Board established an Executive Committee which monitors and reports on the major risks affecting each business segment and develops, subject to approval of the full Board, strategies to mitigate these risks. The Executive Committee deals with all other matters apart from those matters specifically reserved for the Board, or its Audit Committee, Nomination Committee and Remuneration Committee.

The key functions and responsibilities of this Executive Committee include:

- Development of the strategic plan which encompasses the Company's vision, mission and strategy statements and stakeholders' needs;
- Implementation of operating plans and budgets by management and monitoring progress against budget as well as monitoring all significant areas of the business;
- Approval and monitoring of capital expenditure, capital management, acquisitions and divestitures, and approval of contracts less than A$10m;
- Establishment of committees to monitor and report on all aspects of risk management including environmental issues and health and safety matters;
- Review cash flow projections and gearing;
- Treasury responsibility including advising the Board on liquidity, currency and interest rate risk and credit policies; and
- Review the Company's code of conduct and corporate governance compliance.

The Management of the Company's various business segments annually bring to the Executive Committee detailed budget proposals for consideration, the final consolidated version of which is submitted to the full Board of Directors in May each year.

The Executive Committee and various Divisional Boards of the Company's subsidiaries and associates derive their mandate and operate in accordance with the Group's formal Delegation of Authority document. The Delegation of Authority document is reviewed and updated on an annual basis, with major changes approved by the Board.

During the financial year the members of this Committee were:

Graham W. Burke	(Chairperson)	Robert G. Kirby	John R. Kirby
Peter E. Foo	Peter M. Harvie	Philip S. Leggo	Julie E. Raffe
Gregory Basser	Simon T. Phillipson	Tony N. Pane	Stuart Boxer
Tim Carroll			

The Executive Committee meets at frequent intervals.

Remuneration Committee
The Company established a Remuneration Committee in April 1994. The Committee's Charter provides for the review of remuneration of the Company's Executive Directors, including any equity participation by such Executive Directors.

The Committee comprises 3 Directors, the majority of whom are Independent Directors. The Committee invites senior management to meetings when requiring input on management and divisional performance.

The Committee makes recommendations on the remuneration of the Executive Directors with the overall objective of motivating and appropriately rewarding performance. The recommendations are made in line with the Company's present circumstances and goals to ensure maximum shareholder benefits from the attraction and retention of a high quality Board and senior management team.

The Chairman, Deputy Chairman, Managing Director and Finance Director are responsible for determining the compensation arrangements for senior divisional and corporate executives using similar criteria. The Remuneration Committee is kept informed of any major amendments to remuneration arrangements for senior divisional and corporate executives.

Whilst for the financial year ended June 2004 this is at variance to ASX Recommendation 9.1 - which recommends the Remuneration Committee be responsible for the remuneration overview for all senior executives - the Company believes it has had an adequate review process in place. However from August 2004 the Committee will include a review of all future material changes to senior divisional and corporate executives' remuneration, as recommended by the Executive Directors, so as to be in full compliance with ASX Recommendation 9.1.

The Company and the Committee periodically obtain independent advice from external consultants and utilise benchmarks from comparable organisations.

At the commencement of each year the Executive Directors will submit a business plan for the forthcoming year to the Remuneration Committee for review and adoption. This will be the basis of reviewing performance at the end of the year.

All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met based on achievement of key executive performance criteria and Company performance in relation to profitability, cash flow, share price growth and other performance indicators.

The Company considers that the remuneration paid to Directors and senior executives is reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive.

When there is a material or significant variation in the remuneration arrangements of the Company's Executive Directors, as appropriate, this is promptly disclosed to the Australian Stock Exchange under the Company's continuous disclosure policy.

The Committee meets at least twice per year.

During the financial year the Remuneration Committee comprised the following members with their respective appointment dates:

William J. Conn	April 1994	Chairman, Independent Director
D. Barry Reardon	August 1999	Independent Director
Graham W. Burke	April 2000	Managing Director.

Mr. Burke absents himself from any meeting of the Committee where his own remuneration is to be discussed.

The total cash remuneration of Independent Directors (being Directors' Fees not paid to anyone in an Executive capacity), is distinguished from that of Executive Directors and is approved in aggregate by shareholders in general meeting from time to time. Independent Directors receive $60,000 per annum plus $12,000 per annum for each Board Committee on which they serve, payable quarterly in arrears. In addition, Independent Directors may receive additional fees for serving on the Boards of subsidiary companies.

The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which are included as part of their total Director's Fee remuneration.

In addition, the Company encourages Executive and Non-executive Directors to hold shares in the Company. Subject to any necessary approvals as may be required by law or ASX Listing Rules, Directors may be invited from time to time to participate in share and option plans offered by the Company.

The various share and option entitlements of all Directors and any changes are advised to the Australian Stock Exchange in accordance with the Listing Rules and Corporations Act 2001 requirements and are set out in the Directors' Report.

Shareholder Meetings and Communication

The Company's constitution sets out the procedures to be followed regarding:

- The convening of meetings;
- The form and requirements of the notice;
- Chairperson and quorums;
- Voting procedures, proxies, representatives and polls.

Notices of meetings of shareholders will comply with all legal requirements and current best practice guidelines and the format of resolutions will be clear, concise and in plain English. Distinctly separate issues will be presented in separate motions and only combined into one resolution where the subject matter requires it to be so presented.

The format of proxies will be such that shareholders will be able to clearly indicate their voting intentions and full directions on the completion of proxies will be contained in both the proxy form itself and in the notice of meeting, including any relevant voting exclusion statements.

The Directors believe that, in accordance with the Company's constitution, voting by shareholders should be determined firstly on a show of hands of those present at the meeting and by poll where requested by shareholders or by the Chairperson. The constitution sets out the circumstances in which a poll may be called by the Chairperson or by shareholders whether present in person or by proxy or by representative.

The Chairperson of meetings of shareholders shall allow a reasonable opportunity for shareholders to ask questions on those matters on the agenda that are before shareholders for consideration and to enable informed participation and voting by shareholders in the meeting.

In addition, the external auditor shall attend the Company's annual general meeting and be available to answer questions about the conduct of the audit and the auditor's report on the Company's financial statements. This will include any written questions forwarded to the Company more than one week prior to the meeting.

The Company is supportive of developments by the share registry industry to facilitate the option of electronic communication with shareholders, and will monitor progress in this area.

The Company established a corporate website at www.villageroadshow.com.au in 1999 which contains relevant information for shareholders about the Company, its operations, corporate profile, structure and other supporting information including from July 2004 reporting against the ASX Recommendations in a clearly marked corporate governance section. In addition shareholders can email queries to the Company through the website, or by facsimile, by mail or by telephone.

Continuous Disclosure
The Directors ensure that the market is fully informed on a timely basis of all material, price sensitive information regarding the Company. In support of this objective, the Company has procedures in place to ensure that it meets its reporting and continuous disclosure obligations.

In this regard, the Company supports the ASX Recommendation 5.1 and Australian Securities and Investment Commission's "Better Disclosure for Investors" guidance principles and believes its practices are consistent with these guidance principles.

The Company Secretaries are the Company's nominated Communications Officers for liaising with the Australian Stock Exchange and are responsible for ensuring the Company's compliance with its legal and Stock Exchange reporting and disclosure obligations.

No communication is permitted to any external third party about an announcement until confirmation that the communication has been released to the market has been received from the Australian Stock Exchange. Once confirmation has been received, the Company provides a copy of its release on its corporate website as soon as possible.

Communication by the Company with external parties is the responsibility of a limited number of authorised spokespersons to ensure the consistency of information provided and to safeguard against inadvertent disclosure of price sensitive information. All communications are monitored by the Communication Officers to ensure that no material information has been inadvertently released.

In particular, the Communications Officers ensure that no price sensitive information is provided in discussions with broking analysts, investors or to the media unless it has first been released through the Australian Stock Exchange.

Corporate Code of Conduct
The Board of Directors insist on the highest ethical standards from all officers and employees of the Company and are vigilant to ensure appropriate corporate professional conduct at all times.

Standards setting out the Company's Code of Conduct by which employees are expected to act are contained in the Employee Guide and formal contracts and letters of employment. They include:
- Insider trading and employee security trading;
- Conflicts of interest;
- Use of market power and pricing practices;
- Confidentiality and Privacy Policy;
- Compliance with Laws and Regulations;
- Employment practices including Occupational Health & Safety; and
- Maintenance, quality and safety of goods and services.

All Directors and managers have an obligation to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company.

All purchases of major consumables are obtained by all business segments of the Company by a periodic competitive tendering process.

Certain inter-company arrangements have been entered into between the Company and Austereo Group Limited ("Austereo"). Historically the Company and Austereo have maintained various financial and administrative arrangements and have regularly engaged in transactions with each other and their respective affiliates.

This relationship is governed by the Intercompany Agreement dated 19 January 2001 between the Company and Austereo. The Intercompany Agreement specifically states that it is the intention of both parties that the relationship between them and their respective affiliates prior to Austereo's listing on ASX will continue on the same basis while the Company continues to hold a controlling interest in Austereo.

The Intercompany Agreement requires each party to make services available to the other, either without charge, on a reduced cost basis or on a recharge basis, depending on how such services were provided prior to listing. Where costs are to be recharged, the charge is to be determined in accordance with established accounting principles, and failing agreement, the dispute will be referred to an independent person appointed by the President of the Law Institute of Victoria whose decision shall be final in determining the quantum of costs to be allocated.

In respect of the Intercompany Agreement and all other matters between the Company and Austereo, the Directors will be required to comply with the requirements of the Company's constitution and the Corporations Act 2001 governing any conflicts of interest that may arise.

Securities Trading Policy
All Directors have a written contractual obligation to the Company to immediately advise the Company of all changes to their interests in shares, options and debentures, if any, in the Company and its associates for the timely reporting of any changes to the Australian Stock Exchange by the Company Secretaries.

In addition to all Directors of the Company, all members of the Executive Committee and other key corporate and divisional executives of the Village Roadshow group who are involved in material transactions concerning the Company are included in the definition of "Designated Officers". These Designated Officers are precluded from dealing in securities of the Company during the periods 31 December to release of the half year profit announcement and 30 June to the release of the full financial year end profit announcement.

Outside of those periods, no Designated Officers may deal in securities of the Company when in possession of any information which, if made publicly available, could reasonably be expected to materially affect the price of the Company's securities, whether upwards or downwards. Legal advice will be obtained by the Company Secretary on behalf of the Designated Officers in circumstances where any doubt exists.

All Directors of the Company, and of the Village Roadshow group of companies including Austereo ('the Group'), are required to provide a standing notice, updated as appropriate, giving details of the nature and extent of their 'material personal interests' in the affairs of the Company and Group upon appointment as a Director. All notices are tabled and recorded in the minutes of each Directors' meeting and entered into a register which is open for inspection by all Directors and is available to all future incoming directors.

Risk Management

The Board is responsible for the approval and review of the group's risk management and internal controls framework and policies in accordance with its Group Risk Management policy. However management of operational risk and the implementation of appropriate controls to mitigate such risks is the responsibility of management.

To assist the Board in discharging its responsibilities in relation to risk management, the Board has delegated the control of risk management to the Audit Committee in accordance with its Charter.

The Company's formal Risk Management Methodology incorporates a holistic and structured approach to the identification and mitigation of business risks by key business units. This risk approach covers strategic, operational and financial risks of each strategic business unit and accountability for managing such risks rests with the CEO and CFO of each business unit, including Corporate Head Office. In accordance with the Risk Management Methodology, which was adopted by the Audit Committee in 1998, formal risk assessments are conducted twice a year, in June and December, with reporting to the Audit Committee on major risks and action plans.

The Company is progressing with the completion of the Business Impact Analysis and Risk Assessment of its Business Continuity Management project with a view to reducing the risk of business disruption arising from its dependency on building infrastructure and IT&T systems and services to a pragmatic and acceptable level. In addition independent Occupational Health and Safety Compliance Reviews are conducted on an annual basis in key businesses within the Company.

The Company's financial structure includes a number of covenants to various lenders, requiring a structured level of monitoring and management to ensure compliance. The Company's Treasury Risk Policy articulates the recognition, measurement and management of interest rate risks, foreign exchange exposures, hedging, credit risk, liquidity levels and monitoring of economic and financial conditions. The parameters of the Treasury Risk Management Policy are periodically reviewed by the Audit Committee to ensure the Policy addresses current issues.

The Company's Group Internal Audit function, which is totally independent of all operating business units, performs regular reviews on significant areas of risk within business units to ensure that the internal control framework is adequate and remains effective. In addition, reviews by Internal Audit also monitor internal compliance with policies adopted by the Board including strict compliance to the Group Delegation of Authority policy document.

The Internal Audit Plan is approved six monthly at Audit Committee meetings. A summary of major audit findings, and control weaknesses not adequately addressed by management, is reported directly to the Audit Committee.

Effective July 2003, the Company established a Corporate Governance and Compliance Committee to monitor the implementation and effectiveness of sound governance policies and procedures across the Group in line with ASX Recommendations. Such policies and procedures include the risk management and internal controls framework, the code of conduct and the compliance process adopted by management.

The responsibilities of the Committee include the formulation of annual Compliance Programs for Audit Committee approval and the co-ordination and monitoring of such programs to ensure timely implementation and review. The Committee will report on all material aspects to the Audit Committee and to the Managing Director and Finance Director on the effectiveness of compliance programs.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Financial Performance
FOR THE YEAR ENDED 30 JUNE 2004

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
Revenues from ordinary activities	(2)	2,226,463	1,774,711	65,362	90,292
Expenses from ordinary activities excluding borrowing costs expense	(2)	(2,082,193)	(1,728,730)	(48,126)	(56,168)
Borrowing costs expense	(2)	(76,091)	(46,757)	(4,054)	(4,853)
Share of net profits of associates and joint ventures accounted for using the equity method	(2)	31,215	39,219	-	-
Profit from ordinary activities before income tax expense		99,394	38,443	13,182	29,271
Income tax revenue (expense)	(4)	(30,425)	(49,909)	8,053	-
Net profit (loss) after income tax expense		68,969	(11,466)	21,235	29,271
Profit (loss) attributable to outside equity interest		16,752	14,550	-	-
Net profit (loss) attributable to members of Village Roadshow Limited		52,217	(26,016)	21,235	29,271
Net exchange difference on translation of accounts and net investments in foreign controlled and associated entities	(21)	(13,652)	(72,417)	859	2,334
Net increase in capital profits reserve	(21)	20	58	-	-
Other revenue, expense and initial adjustments recognised directly in equity	(21)	555	3,557	-	-
Total revenues, expenses and valuation adjustments attributable to members of Village Roadshow Limited and recognised directly in equity		(13,077)	(68,802)	859	2,334
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Village Roadshow Limited		39,140	(94,818)	22,094	31,605
Basic earnings per share (cents per share)	(3)	22.23	(11.06)		
Diluted earnings per share (cents per share)		22.23	(11.06)		

Additional Disclosures - Dissection of Continuing & Discontinuing Results:

	Continuing Operations 2004 $'000	Continuing Operations 2003 $'000	Discontinuing Operations 2004 $'000	Discontinuing Operations 2003 $'000	Consolidated 2004 $'000	Consolidated 2003 $'000
Profit (loss) from ordinary activities before income tax expense	110,827	(23,334)	(11,433)	61,777	99,394	38,443
Income tax revenue (expense)	(30,425)	(53,331)	-	3,422	(30,425)	(49,909)
Net profit (loss) after income tax	80,402	(76,665)	(11,433)	65,199	68,969	(11,466)
Profit (loss) attributable to outside equity interest	16,752	17,227	-	(2,677)	16,752	14,550
Net profit (loss) attributable to members of Village Roadshow Limited (note 2)	63,650	(93,892)	(11,433)	67,876	52,217	(26,016)

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Financial Position
AS AT 30 JUNE 2004

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
CURRENT ASSETS					
Cash assets	(6)	110,076	177,730	32	4
Receivables	(7)	313,869	298,298	60	1,958
Inventories	(8)	2,669	2,835	208	-
Film Library	(10)	250,822	472,772	-	-
Current tax assets		1,619	377	-	-
Other	(11)	23,073	21,018	822	251
Total current assets		702,128	973,030	1,122	2,213
NON-CURRENT ASSETS					
Receivables	(7)	198,236	205,665	1,046,817	1,228,660
Radio Licences	(9)	464,635	464,658	-	-
Film Library	(10)	523,104	640,129	-	-
Investments accounted for using the equity method	(12)	105,221	116,492	204	204
Other financial assets	(13)	7,601	7,643	737,720	718,156
Property, Plant & Equipment	(14)	251,547	280,758	10,502	11,217
Deferred tax assets		24,916	25,644	17,904	189
Intangible assets	(15)	74,105	77,301	-	-
Other	(11)	111,785	113,331	-	-
Total non-current assets		1,761,150	1,931,621	1,813,147	1,958,426
Total assets		2,463,278	2,904,651	1,814,269	1,960,639
CURRENT LIABILITIES					
Payables	(16)	231,509	307,982	1,894	2,521
Interest bearing liabilities	(17)	268,987	514,786	1,463	1,297
Current tax liabilities		12,513	9,927	1,213	-
Provisions	(18)	18,994	23,406	2,523	2,956
Other	(19)	2,513	6,430	-	-
Total current liabilities		534,516	862,531	7,093	6,774
NON-CURRENT LIABILITIES					
Payables	(16)	53,750	62,480	123	-
Interest bearing liabilities	(17)	765,216	727,594	2,733	3,812
Convertible notes	(17)	13,461	25,598	13,461	25,598
Deferred and other tax liabilities		127,191	125,403	15,343	1,612
Provisions	(18)	17,888	15,435	2,533	1,865
Other	(19)	2,538	7,617	800	1,019
Total non-current liabilities		980,044	964,127	34,993	33,906
Total liabilities		1,514,560	1,826,658	42,086	40,680
Net assets		948,718	1,077,993	1,772,183	1,919,959
EQUITY					
Parent entity interest					
Contributed equity	(20)	755,351	925,221	755,351	925,221
Convertible notes	(20)	14,866	14,866	14,866	14,866
Reserves	(21)	(58,987)	(88,133)	4,703	3,844
Retained Profits	(21)	115,347	105,353	997,263	976,028
Total parent interest in equity		826,577	957,307	1,772,183	1,919,959
Total outside equity interest	(22)	122,141	120,686	-	-
TOTAL EQUITY		948,718	1,077,993	1,772,183	1,919,959

Refer Note 31 for details of the assets and liabilities relating to the discontinuing operations included in the Statement of Financial Position.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Cash Flows
FOR THE YEAR ENDED 30 JUNE 2004

	NOTES	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from Customers		2,196,281	1,197,372	-	-
Payments to Suppliers and Employees *		(1,825,699)	(1,256,860)	(27,641)	(37,468)
Dividends and Distributions Received		6,992	37,897	17,325	21,404
Interest Received		10,764	15,474	28,176	39,006
Borrowing Costs		(77,469)	(47,241)	(5,054)	(4,743)
Income Taxes Paid		(32,760)	(14,506)	5,281	-
Partnership Profits Received		7,698	2,617	-	-
Net cash flows from (used in) operating activities	(6)	285,807	(65,247)	18,087	18,199
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of Property, Plant & Equipment		(25,789)	(52,745)	(1,158)	(3,433)
Sale of Property, Plant & Equipment		12,614	134,337	170	3,631
Purchase of Investments		(31,640)	(53,898)	-	-
Sale of Investments		7,670	298,207	-	6,477
Loans to Controlled Entities		-	-	-	(956)
Loans to Other Entities		(46,385)	(582,119)	-	-
Loans Repaid by Other Entities		66,962	177,318	162,498	-
Other		(221)	(106)	-	-
Net cash flows from (used in) investing activities		(16,789)	(79,006)	161,510	5,719
CASH FLOWS FROM FINANCING ACTIVITIES					
Borrowings		809,788	498,535	-	1,537
Repayment of Borrowings		(962,633)	(387,315)	(9,699)	-
Dividends Paid		(12,141)	(39,498)	-	(25,549)
Buy-back of shares		(169,870)	(15,400)	(169,870)	-
Net cash flows from (used in) financing activities		(334,856)	56,322	(179,569)	(24,012)
Net increase (decrease) in cash held		(65,838)	(87,931)	28	(94)
Cash at Beginning of Year		177,730	265,661	4	98
Effects of exchange rate changes on cash		(1,816)	-	-	-
Cash at end of year	(6)	110,076	177,730	32	4

Refer Note 31 for details of the net cash flows relating to the discontinuing operations included in the Consolidated Statement of Cash Flows.

* With effect from 11 February 2003, payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the year ended 30 June 2004, $272.7 million was expended on copyright assets (for the period 11 February - 30 June 2003, this amount was $257.5 million.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial statements have been prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(b) Principles of Consolidation

The consolidated financial statements are those of the economic entity, comprising Village Roadshow Limited (the chief entity) and all entities which the chief entity controlled from time to time during the year and at year's end.

The consolidated financial statements include the information contained in the financial statements of Village Roadshow Limited and each of its controlled entities as from the date the chief entity obtains control until such time as control ceases. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of controlled entities are prepared for the same reporting period as the chief entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, and unrealised profits arising from intra-economic entity transactions, have been eliminated in full.

(c) Capitalisation of Borrowing Costs

Costs attributable to borrowings used to finance capital works are included in the cost of those works while those works are being completed.

(d) Recoverable Amount of Non-current Assets

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. Recoverable amounts are determined on the basis of expected future net cash flows derived from their use and subsequent disposal. The expected cash flows have been discounted to present values in determining recoverable amounts.

(e) Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

(f) Property, Plant and Equipment

Cost and Valuation
All classes of property, plant and equipment including freehold land and buildings on freehold land are measured at cost.

Depreciation and Amortisation
Buildings and improvements are depreciated over forty years using the straight line method.

Plant, equipment and vehicles are depreciated over periods of between three and 20 years using the straight line or reducing balance method.

Leasehold improvements are amortised over the unexpired occupancy periods generally between five and eight years using the straight line method. Finance lease assets are amortised over the period the economic entity is expected to benefit from the use of those assets, generally between three and five years.

These depreciation rates remain unchanged from the prior period.

(g) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the economic entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale and Exploitation of Film Productions
Refer to note 1(s).

Sale of Other Goods
Control of the goods and the associated risks of ownership has passed to the buyer.

Rendering of Services
Control of a right to be compensated for the services has been attained. Where contracts span more than one reporting period, the stage of completion is based on an assessment of the value of work performed at that date. Income derived from airtime sales is recognised based on when services to the customers are rendered, that is when the advertising is aired. Where services are yet to be rendered, amounts are recorded as unearned revenue.

Interest
Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

Dividends
Control of a right to receive consideration for the investment in assets has been attained.

Royalties
Control of a right to receive consideration for the provision of the asset has been attained.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(h) Foreign Currency

Conversion of transactions

Transactions in foreign currencies of entities within the economic entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by entities within the economic entity that are outstanding at balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Gains and losses arising from conversions of foreign currency transactions or balances, whether realised or unrealised, are brought to account in determining profit or loss for the period in which they occur, except for unrealised foreign currency gains or losses on long-term loans which form part of the net investment in self-sustaining foreign operations, which are taken to the foreign currency translation reserve.

Translation of overseas accounts

Where overseas operations are deemed to be integrated foreign operations the accounts are translated using the temporal method, otherwise, accounts are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

(i) Goodwill

Goodwill is amortised on a straight line basis over 20 years, this being the period in which the future benefits are expected to arise.

(j) Investments

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report and the lower of cost and recoverable amount in the chief entity financial report. All other non-current investments are carried at the lower of cost and recoverable amount.

(k) Interests in Joint Ventures

Interests in unincorporated joint venture operations are accounted for by including the relevant share of output and expenses in operating results for the year and share of assets and liabilities under the appropriate classification categories in the statement of financial position. Interest in joint venture entities/partnerships where joint control exists are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report.

(l) Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset are transferred to entities within the economic entity, are classified as finance leases. All other leases are classified as operating leases. Finance leases are capitalised by recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments under operating leases are treated as expenses in the period in which they fall due for payment.

(m) Radio Licences

Austereo's Radio Licences are carried at original cost. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology a discounted cash flow analysis ("DCF") of the future projected cash flows of Austereo provided by management for six years adjusted for a termination value based on current market estimates. These are then discounted at rates which reflect Austereo's weighted average cost of capital as at the most recent balance date. The independent valuation also cross references its DCF-based valuation with a number of secondary valuation methodologies which are intended to determine the fair market value of the licences of Austereo's radio stations.

Directors are of the view that the depreciable amount of the Group's radio licenses is negligible, based on residual values calculated at the end of an outlook period over which projections can be prepared with a degree of confidence. Furthermore, the Directors see no reason why this situation should not prevail beyond this outlook period. The depreciable amount is being amortised over a period of 20 years for the purpose of the financial statements.

(n) Valuation of Inventories

Inventories are valued at the lower of cost and net realisable value and are accounted for on a first in first out basis.

(o) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.

These benefits include wages and salaries, annual leave and long service leave.

In respect of the economic entity's superannuation and retirement plans described in Note 25, any contributions made to the plans by the entities within the economic entity are charged against profits when due.

(p) Earnings per Share

Basic earnings per share is determined by dividing the net profit attributable to members and after preference dividends by the weighted average number of ordinary shares adjusted for any bonus element.

Diluted earnings per share is determined by dividing the operating profit after tax and after preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year, adjusted for any bonus element.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(q) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a deferred tax asset or a deferred tax liability. The net deferred tax asset relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where the earnings of overseas entities are subject to taxation under the Controlled Foreign Corporation rules, this tax has been provided for in the accounts.

Income from film production activities earned in offshore jurisdictions is evaluated on an annual basis. A determination is made as to the likelihood of repatriation of profits to Australia, and where it is virtually certain that no repatriation will occur in the foreseeable future the income is not tax effected for Australian purposes.

Tax Consolidation

For Australian income tax purposes, various entities in the economic entity have formed or intend to form Tax Consolidated groups, and have executed or intend to execute combined Tax Sharing and Tax Funding agreements ("TSA's") in order to allocate income tax expense to the relevant wholly-owned entities on a stand-alone basis. In addition, the TSA's provide for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office.

The relevant head entities of the Tax Consolidated groups recognise current and deferred tax amounts relating to transactions, events and balances of the relevant wholly-owned entities in the relevant tax group as if those transactions, events and balances were their own, in addition to the current and deferred tax amounts arising in relation to their own transactions, events and balances. Expenses and revenues arising under the TSA's are recognised as components of income tax expense (revenue) in each wholly-owned entity.

Under the terms of the TSA's, the wholly-owned entities reimburse the relevant head entities for any income tax amounts receivable or payable in respect of stand-alone activities. Amounts receivable or payable under the TSA's are included with other amounts receivable or payable between group entities.

Refer also Note 4 for additional disclosures relating to tax consolidation.

(r) Financial Instruments

Accounting policies with respect to financial instruments including derivatives are included at Note 32.

(s) Film Production

(i) Producer & Overhead Fees Receivable

Prior to the acquisition of the additional 80.1% equity in Village Roadshow Films (BVI) Limited ("VRF") by the Village Roadshow Limited Group ("VRL group") effective 11 February 2003, all Producer & Overhead fees receivable by the VRL group (including Producer & Overhead fees receivable from VRF) were recognised as income.

From 11 February 2003 onwards, only Producer & Overhead fees receivable from parties other than VRF have been recognised as income, and Producer & Overhead fees receivable by the VRL group from VRF have been eliminated against the Film Cost asset shown in the Statement of Financial Position.

(ii) Recognition of Film Production Revenue and Expenses

Revenue and Expenses - General

All revenue and expenses (except Film Production costs) are recognised in the Statement of Financial Performance as they are incurred. Revenue includes Producer & Overhead fees from parties other than VRF and film exploitation revenues. Expenses include prints & advertising, sub-distribution fees, participations & residuals, studio participations, divisional overheads and financing costs.

Film Production Costs

Film Production costs relate to the acquisition of film rights from third parties, in relation to all territories excluding USA and Canada.

Amortisation of Film Production Costs

Film Production Costs are capitalised in the Statement of Financial Position and amortised in accordance with Accounting Standard 1009: Construction Contracts. The progressive amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be written-off immediately.

Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/Video & television streams.

(t) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable and constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events and it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

A provision for dividends is not recognised as a liability unless the dividends have been declared, determined or publicly recommended, and if necessary, shareholder approval has been obtained, on or before the reporting date.

(u) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(2) REVENUES AND EXPENSES					
(a) Reconciliation of Operating Profit					
Profit (loss) from ordinary activities before income tax expense		99,394	38,443	13,182	29,271
Less: Discontinuing Operations profit (loss) before tax	(31)	(11,433)	61,777	-	-
Less: Specific Items profit (loss) before tax	(2 (e))	(4,857)	(127,145)	-	-
Profit (loss) before tax excluding Discontinuing Operations & Specific Items		115,684	103,811	13,182	29,271
Income tax expense excluding Discontinuing Operations & Specific Items		(30,425)	(24,376)	8,053	-
Profit attributable to Outside Equity Interests excluding Discontinuing Operations & Specific Items		(16,752)	(18,385)	-	-
Net profit attributable to members excluding Discontinuing Operations & Specific Items		68,507	61,050	21,235	29,271
(b) Revenues from ordinary activities					
Revenues from operating activities					
Revenue from sale and exploitation of film productions		1,475,446	557,019	-	-
Rendering of other services		685,217	729,985	2,470	2,716
		2,160,663	1,287,004	2,470	2,716
Revenues from non-operating activities					
Commissions/Fees		8,509	26,347	11,323	12,925
Dividends from -					
Controlled entities		-	-	17,325	21,404
Other entities		144	189	-	115
Interest from -					
Other entities		10,512	8,042	2	21
Associated entities (cinema interests)		1,043	7,432	-	-
Controlled entities		-	-	28,174	38,985
Sale of other non-current assets *		16,675	418,073	170	10,108
Rental income		3,761	4,342	1	1
Other income		25,156	23,282	5,897	4,017
		65,800	487,707	62,892	87,576
Total revenues from ordinary activities		2,226,463	1,774,711	65,362	90,292

* Includes $266.0 million in 2003 relating to net loss on sale of assets disclosed as Specific Items - refer note 2(e). Also includes $131.4 million in 2003 in relation to discontinuing operations, being mainly for the sale of the Korean and Malaysian associates.

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
Share of net profits (losses) of associates and joint venture entities/partnerships accounted for using the equity method					
Share of associates' net profits	(12 (a))	27,896	36,602	-	-
Share of joint venture entities'/ partnerships' net profits	(12 (b))	3,319	2,617	-	-
		31,215	39,219	-	-

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(2) REVENUES AND EXPENSES CONTINUED				
(c) Expenses				
Employee expenses -				
Employee benefits	12,745	10,987	1,138	1,401
Remuneration and other employee expenses	172,731	171,926	21,678	21,994
Total Employee expenses	185,476	182,913	22,816	23,395
Cost of goods sold	24,356	17,162	-	-
Occupancy expenses -				
Operating lease rental - minimum lease payments	62,671	88,822	836	961
Operating lease rental - contingent rental payments	1,496	1,592	-	-
Other occupancy expenses	34,123	35,494	491	470
Total occupancy expenses	98,290	125,908	1,327	1,431
Film hire and other film expenses	972,786	571,092	-	-
Depreciation of -				
Buildings & improvements	1,286	4,327	-	-
Plant, equipment & vehicles	26,861	36,159	1,004	1,413
Amortisation of -				
Goodwill	3,251	2,694	-	-
Leasehold improvements	7,794	6,326	28	19
Finance lease assets	3,526	2,692	1,273	491
Goodwill on consolidation	1,641	941	-	-
Deferred expenditure	1,158	552	742	251
Radio Licences	300	300	-	-
Other intangibles	20	159	-	-
Film Library	564,108	101,279	-	-
Total depreciation and amortisation	609,945	155,429	3,047	2,174
Net book value of assets sold *	21,009	341,468	174	9,456
Net realised foreign currency (gains)/losses	(3,763)	200	-	(11)
Deferred expenditure and developments costs written off	3,466	24,511	3,408	-
Write-off of costs relating to Film Production finance restructuring (refer note 2(e))	-	49,356	-	-
Write-down of assets and loans (refer note 2(e))	-	75,861	669	-
Management and services fees paid	5,592	4,186	-	2,739
Advertising and promotions	24,495	29,201	14	2,040
Regulatory and licencing fees	14,773	16,803	114	147
Settlement and other discounts	17,241	16,474	-	-
Telecommunications	7,511	6,829	685	594
General and administration expenses				
Provision for doubtful debts	2,768	5,728	-	21
Bad debts written off - other	(619)	502	25	70
Other general and administration expenses	98,867	105,107	15,847	14,112
Total general and administration expenses	101,016	111,337	15,872	14,203
Total expenses excluding borrowing costs expense	2,082,193	1,728,730	48,126	56,168
Borrowing costs expense -				
Associate and other entities	18,183	20,916	3,594	4,610
Finance lease interest	773	738	313	133
Other borrowing expenses	57,135	25,103	147	110
Total Borrowing costs expense	76,091	46,757	4,054	4,853

Refer note 31 for details of revenues and expenses from discontinuing operations included in the above revenues and expenses.

* Includes $265.2 million in 2003 relating to net loss on sale of assets disclosed as Specific Items - refer note 2(e). Also includes $54.8 million in 2003 in relation to discontinuing operations, being mainly for the sale of the Korean and Malaysian associates.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(2) **REVENUES AND EXPENSES** CONTINUED				
(d) **Losses and gains**				
Net Profit (loss) on sale of:				
Property, plant & equipment	(6,683)	1,325	(4)	(4)
Investments *	2,399	75,340	-	656
Profit on redemption of convertible notes	4,467	526	4,467	526

* Includes $76.8 million in 2003 relating to discontinuing operations, being mainly for the sale of the Korean associate.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
(e) **Specific items**				
The following items are relevant in explaining the financial performance of the group.				
Loss on disposal of assets	(4,857)	-	-	-
Write-down of assets and loans	-	(75,861)	-	-
Write-off of costs relating to Film Production finance restructuring	-	(49,356)	-	-
Net loss on sale of assets & provisions for legal costs & lease exit costs	-	(1,928)	-	-
Total profit (loss) from specific items before tax	(4,857)	(127,145)	-	-
Provision for non-current tax liabilities	-	(28,955)	-	-
Total profit (loss) from specific items after tax	(4,857)	(156,100)	-	-
Outside Equity Interest	-	1,158	-	-
Total attributable profit (loss) from specific items after tax	(4,857)	(154,942)	-	-

(3) **EARNINGS PER SHARE**

	CONSOLIDATED	
	2004	2003
(a) **Earnings Per Share:**		
Basic EPS	22.23 cents	(11.06) cents
Total EPS (Note i)	11.44 cents	(5.35) cents
(b) **Earnings Per Share adjusted to eliminate discontinuing operations and specific items from the calculations (Note ii):**		
Basic EPS	29.17 cents	25.96 cents
Total EPS (Note i)	15.00 cents	12.55 cents

Weighted average number of issued Ordinary shares during the year used in determining earnings per Ordinary share (basic) was 234,885,861 (2003: 235,178,467). The weighted average number of total issued shares during the year used in determining total earnings per share (basic) was 456,586,624 (2003: 486,374,946).

There are no potential ordinary shares that are dilutive.

(i) Total EPS represents Earnings Per Share on total Ordinary and A Class Preference shares. This is an alternative form of measurement to Basic EPS.

(ii) Alternative disclosure based on attributable net profit of $68.507 million (2003 $61.050 million).

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(4) INCOME TAX				
Prima facie income tax attributable to reported profit from ordinary activities	29,818	11,533	3,955	8,781
Which is adjusted for -				
Tax effect of permanent differences				
Non tax deductible expenses	1,213	1,731	388	177
Other deductible amounts	(4,415)	-	-	-
Rebatable dividends	-	-	(5,198)	(6,421)
Non taxable income	-	(3,258)	-	-
Adjustments relating to overseas subsidiaries	3,591	-	-	-
Provision for non-current tax liabilities (refer note 2(e))	-	28,955	-	-
Current losses not booked	6,607	22,714	-	-
Prior year losses not previously brought to account	-	-	(7,198)	(2,537)
After-tax equity (profits) losses included in pre-tax profit	(5,779)	(10,981)	-	-
After-tax partnership (profits) losses included in pre-tax profit	(995)	(785)	-	-
Other	385	-	-	-
Total income tax expense (revenue)	30,425	49,909	(8,053)	-
The following future income tax benefits arising from tax losses of controlled entities have not been brought to account as realisation of those benefits is not virtually certain -				
Benefits for revenue losses	82,082	73,391	-	-
Benefits for capital losses	29,864	29,976	-	-

These benefits will only be obtained if:

(a) the entity derives future assessable income of a nature and amount sufficient to enable the benefits of deductions for the losses to be realised;

(b) there is continuity of compliance with the conditions for deductibility, imposed by law; and

(c) no changes in tax legislation adversely affect the entity from realising the benefits of deductions for the losses.

Austereo Group Limited - Tax Consolidation

Effective from 1 July 2002, Austereo Group Limited ("AGL") and its relevant wholly-owned entities have formed a Tax Consolidated group. Members of the group have entered into a combined Tax Sharing and Tax Funding agreement ("TSA") in order to allocate income tax expense to the wholly-owned entities on a stand-alone basis. In addition, the TSA provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations to the Australian Taxation Office. At balance date, the possibility of default is remote. The head entity of the Tax Consolidated group is AGL. AGL has formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

The AGL group has reset the tax values of some of the assets of its wholly-owned entities, which has not resulted in any material impact on the financial statements of AGL or the AGL group for the year ended 30 June 2004.

Village Roadshow Limited - Tax Consolidation

Effective from 1 July 2003, Village Roadshow Limited ("VRL") and its relevant wholly-owned entities intend to form a Tax Consolidated group. Members of the Tax Consolidated group also intend to enter into a TSA in order to allocate income tax expense to the wholly-owned entities on a stand-alone basis. In addition, the TSA will provide for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office. At balance date, the possibility of default is remote. The head entity of the Tax Consolidated group will be VRL. The accounts of VRL and the VRL group for the year ended 30 June 2004 have been prepared on this basis.

The deferred tax balances recognised by VRL in relation to wholly-owned entities joining the Tax Consolidated group are currently measured based on their carrying amounts prior to the implementation of the Tax Consolidation regime. There is a possibility that VRL will reset the tax values of some of the assets of its wholly owned entities which may result in the re-measurement of related deferred tax balances based on the carrying amount of those assets at the tax-consolidated group level and their reset tax values. Any such re-measurement is not expected to have a material impact on the financial statements of VRL or the VRL group for the year ended 30 June 2004.

The economic entity has not yet determined the amount of revenue and capital losses that will be transferred into the VRL Tax Consolidation group.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(5) DIVIDENDS				
(a) Dividends paid during the year				
A Class Preference Shares				
No dividends were paid in respect of Preference shares in the year ended 30 June 2004 (2003: 10.175 cents per share, franked to 9.205 cents)	-	25,640	-	25,640
No dividends were paid in respect of Ordinary shares in the years ended 30 June 2004 or 30 June 2003.				
Franking credit balance as at the end of the financial year (at 30%)			16,809	2,190
(6) STATEMENT OF CASH FLOWS				
(a) Reconciliation of cash				
Cash balance comprises:				
Cash on hand and at bank	45,421	83,093	7	4
Deposits at call	64,655	94,637	25	-
	110,076	177,730	32	4
(b) Reconciliation of operating profit after tax to net operating cash flows				
Net operating profit (loss)	68,969	(11,466)	21,235	29,271
Adjust for:				
Depreciation	28,147	40,486	1,003	1,413
Amortisation	581,798	114,943	2,044	761
Provisions	2,888	87,723	932	538
(Profit) loss on disposal of assets	4,334	(76,605)	4	(652)
Non-operating expense (VRF write-down - refer note 1 to Note 6(c))	-	28,887	-	-
Exchange (profit)/loss	(74)	200	-	(11)
Share of equity accounted profits not received as dividends or distributions	(16,668)	1,189	-	-
Profit on conversion of convertible notes	(4,467)	(526)	(4,467)	(526)
Changes in assets & liabilities:				
Trade receivables	(23,688)	(161,441)	1,899	(1,752)
Trade creditors	(79,986)	118,858	(627)	(9,772)
Tax payable	1,343	4,844	-	-
Unearned income	(1,575)	(2,639)	-	-
Other payables and provisions	(1,231)	10,445	1,826	-
Film library (refer note 1 to Note 6(b))	(272,707)	(257,474)	-	-
Inventories	165	(69)	(208)	-
Capitalised borrowing costs	(1,334)	(69)	-	-
Non current tax liabilities	(3,679)	30,559	(3,984)	-
Prepayments and other assets	3,572	6,908	(1,570)	(1,071)
Net operating cash flows	285,807	(65,247)	18,087	18,199

Note 1. With effect from 11 February 2003, payments to suppliers showing in the Statement of Cash Flows include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the year ended 30 June 2004, $272.7 million was expended on copyright assets (for the period 11 February - 30 June 2003, this amount was $257.5 million).

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED 2004 $ '000	2003 $ '000
(6) STATEMENT OF CASH FLOWS CONTINUED		
(c) Acquisition and disposal of controlled entities		
Effective 11 February 2003, the economic entity increased its ownership of Village Roadshow Films (BVI) Limited ("VRF") from 19.9% to 100%. The aggregate net assets acquired were:		
Cash assets	-	78
Security deposits	-	105,356
Film library	-	934,900
Setup costs	-	22,489
Payables	-	(484)
Non-current interest bearing liabilities	-	(807,464)
Fair value of net assets acquired	-	254,875
Cash consideration paid	-	254,875

Note 1. An additional equity premium of $28.9 million was paid in respect of the acquisition of VRF. This was not included in VRF's pre-acquisition balance sheet and has since been written off on consolidation.

Note 2. The amounts shown above in relation to the acquisition of VRF are calculated based on the 30 June 2003 USD/AUD exchange rate of 0.6670. The USD/AUD exchange rate at acquisition date of 11 February 2003 was 0.5927.

(d) Undrawn credit facilities
The economic entity has undrawn credit facilities at balance date of $687.1 million (2003: $525.5 million) which includes $491.3 million (2003: $337.2 million) relating to Village Roadshow Films (BVI) Limited.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(7) RECEIVABLES				
Current:				
Trade and other debtors	327,951	295,326	130	1,958
Provision for doubtful debts	(23,906)	(17,658)	(70)	-
	304,045	277,668	60	1,958
Due from associated entities	8,927	20,151	-	-
Other advances	897	479	-	-
	313,869	298,298	60	1,958
Non-current:				
Unsecured advances - other	34,571	26,999	53	7
Provision for non recovery	(1,137)	(2,598)	-	-
	33,434	24,401	53	7
Secured advances - executive loans [1] (refer also Note 26)	25,866	27,638	-	-
Provision for non recovery [2]	(1,572)	(828)	-	-
	24,294	26,810	-	-
Owing by -				
Associated entities [3]	176,083	189,428	-	-
Provision for non recovery	(35,575)	(34,974)	-	-
	140,508	154,454	-	-
Controlled entities - secured	-	-	1,046,764	1,228,653
	140,508	154,454	1,046,764	1,228,653
	198,236	205,665	1,046,817	1,228,660

[1] Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

[2] Provision for non-recovery against secured advances - executive loans, relates to the non-declaration of dividends by Village Roadshow Limited, which impacts the recovery of accrued interest.

[3] Amounts owing by associated entities includes a loan to Village Cinemas SA, the group's associated company in Argentina, of A$23.7 million, based on 30 June 2004 exchange rates. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(8) INVENTORIES				
Current:				
Merchandise held for resale - cost	2,669	2,835	208	-
(9) RADIO LICENCES				
At cost	465,835	465,558	-	-
Less amortisation	(1,200)	(900)	-	-
	464,635	464,658	-	-

As at 30 June 2004, Austereo Group Limited reflect the value of Radio Licenses at cost (less accumulated amortisation) of $926.7 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently below the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Limited group has continued to record these Radio Licences at original cost (less accumulated amortisation) of $464.6 million. Both the $926.7 million and $464.6 million amounts referred to above represent 100% of the Radio Licences.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(10) FILM LIBRARY					
Current:					
Film library - at cost		462,585	505,136	-	-
Less amortisation		(211,763)	(32,364)	-	-
		250,822	472,772	-	-
Non-current:					
Film library - at cost		964,749	696,083	-	-
Less amortisation		(441,645)	(55,954)	-	-
		523,104	640,129	-	-
(11) OTHER ASSETS					
Current:					
Film projects, production advances and other work in progress (net)		3,343	8,144	-	-
Prepayments		7,531	9,485	822	251
Distribution rights (net) and other assets		12,199	3,389	-	-
		23,073	21,018	822	251
Non-current:					
Security deposits		102,739	110,878	-	-
Other assets		9,046	2,453	-	-
		111,785	113,331	-	-
(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD					
Non-current:					
Investments in associates - unlisted shares		107,853	116,625	204	204
Provision for diminution in value		(12,012)	(12,012)	-	-
	12 (a)	95,841	104,613	204	204
Investments - joint venture entities/partnerships	12 (b)	9,380	11,879	-	-
		105,221	116,492	204	204

(a) Investments in associates

	2004 $ '000	2003 $ '000
(i) Share of associates' profits/(losses)		
Operating profits/(losses) before income tax	40,733	48,030
Income tax (expense)/benefit attributable to operating profits/(losses)	(11,040)	(9,749)
Operating profits/(losses) after income tax	29,693	38,281
Amortisation of goodwill on acquisition	(1,797)	(1,679)
Share of associates' profits/(losses)	27,896	36,602

(ii) Summarised contribution to profits/(losses) by entity:

Entity	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX 2004 $ '000	2003 $ '000
Ballarat Cinemas Pty. Limited	(207)	(202)
CGV Company Limited	-	4,950
Dartina Developments Limited	2,940	2,672
Golden Village Regional Pte. Limited	(599)	-
Radio Newcastle Pty. Limited	352	991
Roadshow Distributors Pty. Limited	14,427	8,109
Roadshow Unit Trust	1,785	1,226
Sea World Property Trust	6,946	7,254
Tri-Village Developments BV	(257)	4,217
Village Cinemas SA	-	-
Warner Village Cinemas SPA	(29)	-
Warner Village Exhibition Limited	(91)	4,839
Val Morgan Holdings Pty. Limited	2,568	1,809
Village Roadshow Distributors SA (previously Warner Roadshow Film Distributors Greece SA)	(85)	(18)
Warner Village (Design & Build) Limited	200	425
Other	(54)	330
	27,896	36,602

(12) **INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED**

(a) **Investments in associates** continued

(iii) Equity accounted share of associates:

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000
Accumulated profits/(losses):		
At beginning of year	(3,458)	(6,073)
At end of year	2,004	(3,458)
Other reserves:		
At beginning of year	(7,378)	(1,301)
At end of year	(6,789)	(7,378)

(iv) Carrying amount of investments in associates:

	2004 $ '000	2003 $ '000
Balance at beginning of year	104,613	151,632
Investments equity accounted for the first time	-	65
Net increase / (decrease) in cost of investments	(4)	(24,985)
Investments no longer equity accounted	(2,155)	-
Investments sold	(15,139)	(47,088)
Tax on unit trust and partnership profits	4,772	2,380
Share of associates' profit (loss)	27,896	36,602
Dividends from associates	(24,540)	(7,916)
Share of associates' increase (decrease) in reserves	398	(6,077)
Balance at end of year	95,841	104,613

Equity accounted carrying amount of investments in associates represented by:

NAME	BUSINESS	% OWNED	CONSOLIDATED CARRYING VALUES 2004 $ '000	CONSOLIDATED CARRYING VALUES 2003 $ '000
All Asia Radio Technologies Sdn Bhd	Music media	50.00%	72	193
Ballarat Cinemas Pty. Limited	Cinema owner	50.00%	4,002	4,209
Cinematografica Junin SA [1]	Cinema investor	55.00%	-	-
CGV Company Limited [2]	Cinema operator	-	-	-
Dartina Development Limited	Multiplex investor	50.00%	3,163	429
Five Hundred Chapel Street Pty. Limited	Nominee company	50.00%	158	158
Golden Village Regional Pte. Limited	Cinema investor	50.00%	825	-
Perth FM Facilities Pty. Limited [1]	Radio transmitter	66.70%	489	512
Radio Newcastle Pty. Limited	Radio broadcaster	50.00%	5,145	4,912
Roadshow Distributors Pty. Limited	Film distributors	50.00%	37,124	22,435
Roadshow Unit Trust [3]	Film distributor to TV	-	-	12,151
Sea World Property Trust	Theme park lessor	50.00%	30,290	33,288
Subiaco Cinemas Unit Trust	Cinema operator	24.90%	242	306
Sydney FM Facilities Pty. Limited	Radio transmitter	50.00%	502	494
Tri-Village Developments BV	Cinema developer	-	-	9,822
Val Morgan Holdings Pty. Limited [4]	Cinema advertiser	-	-	1,974
Village Cinemas SA [1]	Cinema operator	55.00%	-	-
Village Sky City Cinemas Limited (previously Village Force Cinemas Limited)	Cinema manager	50.00%	795	758
Village Roadshow Distributors SA (previously Warner Roadshow Film Distributors Greece SA) [5]	Film distribution	-	-	616
Warner Village (Design & Build) Limited	Cinema design & building	50.00%	1,446	1,167
Warner Village (D&B) Limited	Cinema design & building	49.99%	279	262
Warner Village Cinemas SPA	Cinema owner/operator	45.00%	-	-
Warner Village Exhibition Limited	Cinema operator	49.99%	11,061	10,574
Other equity accounted entities in aggregate	N/A	N/A	248	353
			95,841	104,613

[1] Although the economic entity has ownership interests of more than 50% in the issued share capital of Village Cinemas SA (and its subsidiary, Cinematografica Junin SA) and Perth FM Facilities Pty. Limited, it does not control the voting rights. Consequently, it has been determined with reference to AASB 1016: Accounting for Investments in Associates, that the economic entity has significant influence over these entities as opposed to control. They have therefore been accounted for as associates.

[2] Effective 20 September 2002, as part of the ongoing strategy of restructuring the Exhibition division, the Company sold its 50% interest in CGV Company Ltd, the operator of the Korean cinema circuit.

[3] The 50% investment in the Roadshow Unit Trust was sold to Roadshow Distributors Pty. Ltd. effective 30 June 2004.

[4] Effective 24 December 2002, the Village Roadshow Ltd. group acquired 33.33% of the Val Morgan Holdings Pty. Ltd. group, with the other 66.67% acquired by two other cinema exhibition groups equally. This acquisition resulted from the restructure of the screen advertising business conducted by Val Morgan (Australia) Pty. Ltd. and MEG Holdings Ltd. As part of the regulatory approvals for this acquisition, two of the three parties were required to divest their interests by no later than 24 June 2004. The Village Roadshow Ltd. group disposed of its 33.33% interest effective 27 February 2004.

[5] Effective 15 January 2004, the Village Roadshow Ltd. group acquired the remaining 50% of the shares in Village Roadshow Distributors SA (previously Warner Roadshow Film Distributors Greece SA), and from that date onwards consolidated that entity.

(12) **INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED**

(a) **Investments in associates** continued

(v) *Share of net assets of associates*

The economic entity's share of net assets of associates in aggregate is:

	CONSOLIDATED	
	2004	2003
	$ '000	$ '000
Current assets	172,332	191,999
Non-current assets	272,172	514,854
Current liabilities	(127,981)	(173,240)
Non-current liabilities	(241,929)	(427,492)
Net assets	74,594	106,121

(vi) *Events Subsequent to Reporting Date:*

No event has occurred after reporting date in relation to any associated entity which could materially affect their financial position or operating performance.

(vii) *The annual balance date of associated entities is 30 June except for the following:*

Sea World Property Trust	31 December
Warner Village Cinemas Company Limited	30 November
Warner Village Cinemas SPA	30 November
Warner Village (D&B) Limited	30 November
Warner Village (Design & Build) Limited	30 November
Warner Village Exhibition Limited	30 November
Warner Village Investments Limited	30 November
Warner Village Trustees Limited	30 November

(b) **Interests in joint venture entities/partnerships**

(i) *Share of joint venture entities'/partnerships' profits/(losses):*

	CONSOLIDATED	
	2004	2003
	$ '000	$ '000
Operating profits/(losses) before income tax	4,741	3,739
Income tax revenue (expense) attributable to operating profits/(losses)	(1,422)	(1,122)
Operating profits/(losses) after income tax	3,319	2,617
Amortisation of goodwill on acquisition	-	-
Share of joint venture entities'/partnerships' profits/(losses)	3,319	2,617

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED

(b) Interests in joint venture entities/partnerships continued

(ii) Summarised contribution to profits/(losses) by entity:

Entity	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX 2004 $ '000	2003 $ '000
Albury Regent Cinemas Partnership	372	287
Sea World Aviation Partnership	80	241
Sea World Enterprises Partnership	15	(143)
Tasmanian Cinemas Partnership	(92)	(277)
Warner Village Exhibition Management Partnership	390	79
Warner Village Cinema Management Partnership	12	261
Warner Village Theme Parks Partnership	2,542	2,169
	3,319	2,617

	2004 $ '000	2003 $ '000
(iii) Equity accounted share of joint venture entities/partnerships:		
Accumulated profits/(losses):		
At beginning of year	21,106	20,291
At end of year	18,345	21,106
Other reserves:		
At beginning of year	-	-
At end of year	-	-
(iv) Carrying amount of investment in joint venture entities/ partnerships:		
Balance at beginning of year	11,879	180,701
Share of operating profit before tax	4,741	3,740
Net distributions	(7,549)	(157,814)
Change in carrying value due to currency revaluation	309	(14,748)
Balance at end of year	9,380	11,879

NAME	BUSINESS	% OWNED	CONSOLIDATED CARRYING VALUES 2004 $ '000	2003 $ '000
Albury Regent Cinemas	Cinema operator	50.00%	567	216
Sea World Aviation	Helicopter ride operator	50.00%	686	1,051
Tasmanian Cinemas	Cinema operator	50.00%	2,519	2,500
Warner Village Cinema Management	Non-operating	50.00%	1,683	1,578
Warner Village Exhibition Management	Non-operating	50.00%	4,051	3,293
Warner Village Theme Parks	Theme park operator	50.00%	(126)	3,241
			9,380	11,879

(12) **INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED**

(b) **Interests in joint venture entities/partnerships** continued

(v) *Share of net assets of joint venture entities/partnership interests*
The economic entity's share of net assets of partnership interests in aggregate is:

	CONSOLIDATED	
	2004	2003
	$ '000	$ '000
Current assets	12,331	17,533
Non-current assets	10,402	43,734
Current liabilities	(11,349)	(14,705)
Non-current liabilities	(1,908)	(34,551)
Net assets	9,476	12,011

(vi) *Events Subsequent to Reporting Date:*
No event has occurred after reporting date in relation to any joint venture entity/partnership which could materially affect their financial position or operating performance.

(vii) *The annual balance date of joint venture entities/partnership interests is 30 June except for the following:*

Sea World Aviation	30 November
Warner Village Cinema Management	30 November
Warner Village Exhibition Management	30 November
Warner Village Investments Limited	30 November
Warner Village Theme Parks	30 November

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(13) OTHER FINANCIAL ASSETS				
Non-current:				
Investments at cost comprise:				
Shares - Unlisted	7,601	7,643	24	24
- Controlled Entities	-	-	737,696	718,132
	7,601	7,643	737,720	718,156

(a) Investments in controlled entities:

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000
2 Day FM Australia Pty. Limited	Australia	100.00%	-	-
AEO Co Pty. Limited	Australia	59.91%	-	-
Allehondro Pty. Limited	Australia	100.00%	-	-
Animus No. 2 Pty. Limited	Australia	100.00%	-	-
Ants at Work AE	Greece	100.00%	-	-
Aqua Del Rey International Pty. Limited	Australia	100.00%	1	1
Aras Park Pty. Limited	Australia	100.00%	-	-
Austereo Broadcast Data Pty. Limited	Australia	59.91%	-	-
Austereo Capital FM Pty. Limited	Australia	59.91%	-	-
Austereo Direct Marketing Pty. Limited	Australia	59.91%	-	-
Austereo Entertainment Pty. Limited	Australia	59.91%	-	-
Austereo ESP Finance Pty. Limited	Australia	59.91%	-	-
Austereo Group Limited (Listed)	Australia	59.91%	465,390	445,156
Austereo International Pty. Limited	Australia	59.91%	-	-
Austereo Investments Pty. Limited	Australia	59.91%	-	-
A-Live Worldwide Pty. Limited	Australia	59.91%	-	-
Austereo Mall Advertising Pty. Limited	Australia	59.91%	-	-
Austereo Narrowcast Pty. Limited	Australia	59.91%	-	-
Austereo Pty. Limited	Australia	59.91%	-	-
Austereo Television Productions Pty. Limited	Australia	59.91%	-	-
B105 FM Pty. Limited	Australia	100.00%	-	-
Baltimore House Pty. Limited	Australia	100.00%	-	-
Belfast Odyssey Cinemas Limited	United Kingdom	100.00%	-	-
Blackstone Pty. Limited	Australia	-	-	-
Blouseman Productions Inc.	United States	100.00%	-	-
Broadcast FM Pty. Limited	Australia	59.91%	-	-
C0015744X Pty. Limited	Australia	-	-	-
Cinema Investments Italia SPA	Italy	100.00%	-	-
Cinemax SA	Greece	100.00%	-	-
Colorado Bay Pty. Limited	Australia	100.00%	-	-
Consolidated Broadcasting System (WA) Pty. Limited	Australia	59.91%	-	-
Daydream Finance Holdings Pty. Limited	Australia	100.00%	-	-
Daydream Finance Pty. Limited	Australia	100.00%	-	-
Daydream Investments Holdings Pty. Limited	Australia	100.00%	-	-
Daydream Operations Holdings Pty. Limited	Australia	100.00%	-	-
DEG Holdings Pty. Limited	Australia	100.00%	70	70
DIIR Pty. Limited	Australia	100.00%	-	-
Emperion Pty. Limited	Australia	100.00%	-	-
Entertainment and Leisure Operations Inc.	British Virgin Islands	-	-	-
Entertainment of The Future Pty. Limited	Australia	100.00%	-	-
Entertainment Research Pty. Limited	Australia	59.91%	-	-
Euramo Pty. Limited	Australia	-	-	-
Feature Productions Pty. Limited	Australia	100.00%	-	-
		c/fwd	465,461	445,227

(13) OTHER FINANCIAL ASSETS CONTINUED
(a) Investments in controlled entities: continued

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	2003 $ '000
		b/fwd	465,461	445,227
Film Services (Australia) Pty. Limited	Australia	100.00%	-	-
FM 104 Pty. Limited	Australia	100.00%	-	-
FM Broadcasting Pty. Limited	Australia	100.00%	-	-
FM Media (ACT) Pty. Limited	Australia	100.00%	-	-
FM Media Finance Pty. Limited	Australia	100.00%	-	-
FM Media Finance Trust	Australia	-	-	-
FM Media Overseas Pty. Limited	Australia	100.00%	-	-
FM Operations Pty. Limited	Australia	100.00%	-	-
Fortress Films Pty. Limited	Australia	100.00%	-	-
Fortress Films II Pty. Limited	Australia	100.00%	-	-
Fortress Production Services Pty. Limited	Australia	100.00%	-	-
Fox FM Pty. Limited	Australia	100.00%	-	-
Grand Prix FM Pty. Limited	Australia	100.00%	-	-
Hale Equipment Leasing Limited	Cyprus	100.00%	-	-
Hotel No.2 Trust	Australia	-	-	-
Hotel No.3 Trust	Australia	-	-	-
Intencity Operations Inc.	Labuan	-	-	-
Intencity Pty. Limited	Australia	100.00%	-	-
International Equipment Supplying Limited	Hungary	100.00%	-	-
International Theatre Equipment Leasing Pty. Limited	Australia	100.00%	-	-
Intertasman Entertainments Limited	New Zealand	100.00%	-	-
Jantar PLC SA	British Virgin Islands	100.00%	-	-
Jaran Bay Pty. Limited	Australia	100.00%	-	-
Jimbolla Pty. Limited	Australia	100.00%	-	-
Kaiser Finance and Investments Limited	Cayman Islands	-	-	-
Leisure Industries Inc.	British Virgin Islands	-	-	6
Madison Hall Pty. Limited	Australia	100.00%	-	-
Maiden NZ Productions Limited	New Zealand	99.00%	-	-
Marketing Austereo Village Integrated Solutions Pty. Limited	Australia	59.91%	-	-
Medborne Proprietary Limited	Australia	100.00%	-	-
Melbourne FM Radio Pty. Limited	Australia	100.00%	-	-
Meskan House Pty. Limited	Australia	100.00%	-	-
Mount Gambier Broadcasters Pty. Limited	Australia	100.00%	-	-
Multiplex Cinemas Magdeburg GMBH	Germany	100.00%	-	-
Multiplex Cinemas Munchen GMBH	Germany	100.00%	-	-
Multiplex Cinemas Oberhausen GMBH	Germany	100.00%	-	-
MX Promotions Pty. Limited	Australia	100.00%	-	-
MX Services Pty. Limited	Australia	100.00%	-	-
New Broadcasting Pty. Limited	Australia	100.00%	-	-
Nu-Pay View Entertainment Pty. Limited	British Virgin Islands	100.00%	-	-
NW Productions Inc.	United States	100.00%	-	-
Pacific Drive Productions Pty. Limited	Australia	100.00%	-	-
Paradise Beach Productions Pty. Limited	Australia	100.00%	-	-
Paradise Road Films Pty. Limited	Australia	100.00%	-	-
Perth FM Radio Pty. Limited	Australia	59.91%	-	-
Pietman Pty. Limited	Australia	100.00%	-	-
PLB Entertainment Inc.	United States	100.00%	-	-
Radio & Research Pty. Limited	Australia	59.91%	-	-
Reidhaven Holdings Pty. Limited	Australia	100.00%	-	-
Roadshow, Coote & Carroll Pty. Limited	Australia	100.00%	684	684
Sincled Investments Pty. Limited	Australia	100.00%	-	-
TAJ Walker Pty. Limited	British Virgin Islands	100.00%	-	-
Tarzan Films Pty. Limited	Australia	100.00%	-	-
Tarzan Productions Pty. Limited	Australia	100.00%	-	-
The Triple-M Broadcasting Company Pty. Limited	Australia	100.00%	-	-
Today FM Brisbane Pty. Limited	Australia	59.91%	-	-
Today FM Sydney Pty. Limited	Australia	59.91%	-	-
Today Radio Network Pty. Limited	Australia	59.91%	-	-
		c/fwd	466,145	445,917

(13) OTHER FINANCIAL ASSETS CONTINUED
(a) Investments in controlled entities: continued

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	2003 $ '000
		b/fwd	466,145	445,917
Triple M Adelaide Pty. Limited	Australia	59.91%	-	-
Triple M Brisbane Pty. Limited	Australia	59.91%	-	-
Triple M Melbourne Pty. Limited	Australia	59.91%	-	-
Triple M Network Pty. Limited	Australia	59.91%	-	-
Triple M Sydney Pty. Limited	Australia	59.91%	-	-
Triple M Radio Holdings Pty. Limited	Australia	100.00%	-	-
VEESS Pty. Limited	Australia	100.00%	-	-
Village 88 FM SA	Greece	59.91%	-	-
Village Cinemas Australia Pty. Limited	Australia	100.00%	33,062	33,062
Village Cinemas Czech Republic SRO	Czech Republic	100.00%	-	-
Village Cinemas GmbH	Austria	100.00%	-	-
Village Cinemas International Pty. Limited	Australia	100.00%	225,000	225,000
Village Cinemas (NZ) Pty. Limited	Australia	100.00%	-	-
Village Equipment Distribution Australia Pty. Limited	Australia	-	-	-
Village Leisure Company Pty. Limited	Australia	100.00%	-	-
Village Online Investments Pty. Limited	Australia	100.00%	-	-
Village Roadshow (D & B) Limited	United Kingdom	100.00%	-	-
Village Roadshow (Fiji) Limited	Fiji	100.00%	-	-
Village Roadshow (Hong Kong) Limited	Hong Kong	100.00%	-	-
Village Roadshow (Hungary) Distribution KFT	Hungary	100.00%	-	-
Village Roadshow (Singapore) Pte. Limited	Singapore	100.00%	-	-
Village Roadshow (Thailand) Pty. Limited	Australia	100.00%	-	-
Village Roadshow Australian Films Pty. Limited	Australia	100.00%	-	-
Village Roadshow Car Park Management Pty. Limited	Australia	100.00%	-	-
Village Roadshow Cinemas UK Limited	United Kingdom	100.00%	-	-
Village Roadshow Coburg Pty. Limited	Australia	100.00%	-	-
Village Roadshow Custodians Pty. Limited	Australia	100.00%	-	-
Village Roadshow Developments Pty. Limited	Australia	100.00%	-	-
Village Roadshow Distribution (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Distribution (M) Sdn Bhd	Malaysia	100.00%	-	-
Village Roadshow Distribution Netherlands BV	Netherlands	100.00%	-	-
Village Roadshow Distribution Pty. Limited	Australia	100.00%	-	-
Village Roadshow Distribution UK Limited	United Kingdom	100.00%	-	-
Village Roadshow Distribution USA Inc.	United States	100.00%	-	-
Village Roadshow Distributors SA (previously Warner Roadshow Film Distributors Greece SA)	Greece	100.00%	-	-
Village Roadshow Dynasty Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Equipment Pty. Limited	Australia	100.00%	-	-
Village Roadshow Exhibition Beteiligungs GmbH	Germany	100.00%	-	-
Village Roadshow Exhibition (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Exhibition GmbH & Co. KG Partnership	Germany	100.00%	-	-
Village Roadshow Exhibition GmbH Kinobetriebe	Germany	-	-	-
Village Roadshow Exhibition Properties Limited	Guernsey	100.00%	-	-
Village Roadshow Exhibition Pty. Limited	Australia	100.00%	-	-
Village Roadshow Exhibition UK Limited	United Kingdom	100.00%	-	-
Village Roadshow Film Administration Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Distributor Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Distributors Greece EPE	Greece	100.00%	-	-
Village Roadshow Film Finance Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Operator Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Services Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Treasury Pty. Limited	Australia	100.00%	-	-
Village Roadshow Films BVI Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Films (UK) Limited	United Kingdom	100.00%	-	-
Village Roadshow Finance Pty. Limited	Australia	100.00%	-	-
Village Roadshow Finance & Investments Pty. Limited	Australia	100.00%	12,499	12,499
Village Roadshow FM Pty. Limited	Australia	100.00%	987	987
Village Roadshow Germany GmbH	Germany	100.00%	-	-
Village Roadshow GJ Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow GmbH	Austria	-	-	-
Village Roadshow Greece SA	Greece	100.00%	-	-
		c/fwd	737,693	717,465

(13) **OTHER FINANCIAL ASSETS** CONTINUED
(a) **Investments in controlled entities:** continued

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	2003 $ '000
		b/fwd	737,693	717,465
Village Roadshow Grundstucksentwicklungs GmbH	Germany	100.00%	-	-
Village Roadshow Holdings Britain Limited	United Kingdom	100.00%	-	-
Village Roadshow Holdings Pty. Limited	Australia	100.00%	-	-
Village Roadshow Holdings USA Inc.	United States	100.00%	-	-
Village Roadshow Hungary RT	Hungary	100.00%	-	-
Village Roadshow Intencity Pty. Limited	Australia	100.00%	-	-
Village Roadshow International BV	Netherlands	100.00%	-	-
Village Roadshow Investments UK Limited	United Kingdom	100.00%	-	-
Village Roadshow Investments Pty. Limited	Australia	100.00%	-	-
Village Roadshow Italy Holdings SRL	Italy	100.00%	-	-
Village Roadshow J2 Productions Pty Limited	Australia	99.00%	-	-
Village Roadshow Jam Factory Pty. Limited	Australia	100.00%	-	-
Village Roadshow KP Productions Limited	New Zealand	100.00%	-	-
Village Roadshow Leisure Pty. Limited	Australia	100.00%	-	-
Village Roadshow Licensing & Finance Limited	United Kingdom	100.00%	-	-
Village Roadshow Lily Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Luxembourg SA	Luxembourg	100.00%	-	-
Village Roadshow Manakau Cinemas Pty. Limited	Australia	100.00%	-	-
Village Roadshow Mauritius Limited	Mauritius	100.00%	-	-
Village Roadshow Motion Pictures (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Motion Pictures Pty. Limited	Australia	100.00%	-	-
Village Roadshow New Distribution USA Inc.	United States	100.00%	-	-
Village Roadshow New Productions (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow NW Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Operations (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Operations Greece SA	Greece	100.00%	-	-
Village Roadshow Pictures (Australia) Pty. Limited	Australia	100.00%	-	-
Village Roadshow Pictures (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Pictures (U.S.A.) Inc.	United States	100.00%	-	663
Village Roadshow Pictures Entertainment Inc.	United States	100.00%	-	-
Village Roadshow Pictures International Pty. Limited	Australia	100.00%	-	-
Village Roadshow Pictures Television Pty. Limited	Australia	100.00%	-	-
Village Roadshow Pictures Worldwide Pty. Limited	Australia	100.00%	-	-
Village Roadshow PP Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Production Services Pty. Limited	Australia	99.00%	-	1
Village Roadshow Productions (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Productions Hellas SA	Greece	100.00%	-	-
Village Roadshow Productions Inc.	United States	100.00%	-	-
Village Roadshow Production Management Pty. Limited	Australia	100.00%	-	-
Village Roadshow Project Management Pty. Limited	Australia	100.00%	-	-
Village Roadshow Properties (Malaysia) Sdn Bhd	Malaysia	100.00%	-	-
Village Roadshow Properties Limited	Guernsey	100.00%	-	-
Village Roadshow Property Development Pty. Limited	Australia	100.00%	1	1
Village Roadshow Property Finance Pty. Limited	Australia	100.00%	2	2
Village Roadshow Resorts Pty. Limited	Australia	100.00%	-	-
Village Roadshow Retail Stores Pty. Limited	Australia	100.00%	-	-
Village Roadshow SW Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Theatres Europe Limited	United Kingdom	100.00%	-	-
Village Roadshow Theatres Guernsey Limited	Guernsey	100.00%	-	-
Village Roadshow Theatres Pty. Limited	Australia	100.00%	-	-
Village Roadshow Ticketing Pty. Limited	Australia	100.00%	-	-
Village Roadshow Treasury Pty. Limited	Australia	100.00%	-	-
Village Roadshow UK Holdings Pty. Limited	Australia	100.00%	-	-
Village Roadshow Warehousing Services Pty. Limited	Australia	100.00%	-	-
Village Sea World Aviation Pty. Limited	Australia	100.00%	-	-
Village Sea World Investments Pty. Limited	Australia	100.00%	-	-
Village Sea World Operations Pty. Limited	Australia	100.00%	-	-
Village Theatres 3 Limited	United Kingdom	100.00%	-	-
Village Theatres (Brisbane) Pty. Limited	Australia	100.00%	-	-
Village Theatres (Paddington) Pty. Limited	Australia	100.00%	-	-
		c/fwd.	737,696	718,132

(13) OTHER FINANCIAL ASSETS CONTINUED

(a) **Investments in controlled entities:** continued

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	2003 $ '000
		b/fwd	737,696	718,132
Village Theatres Morwell Pty. Limited	Australia	75.00%	-	-
Village Theatres UK 3 Limited	United Kingdom	100.00%	-	-
Village Themepark Management Pty. Limited	Australia	100.00%	-	-
Village Twin Cinemas (Morwell) Pty. Limited	Australia	100.00%	-	-
VR (Matrix) Films Pty. Limited	Australia	100.00%	-	-
VR Animation Pty. Limited	Australia	100.00%	-	-
VR (Asia) Pty. Limited	Australia	-	-	-
VRB Pty. Limited	Australia	59.91%	-	-
VR DSAW Productions Limited	British Virgin Islands	100.00%	-	-
VR DTE Distribution USA Inc	United States	100.00%	-	-
VR DTE Productions Limited	British Virgin Islands	100.00%	-	-
VR International Pictures Pty. Limited	Australia	100.00%	-	-
VREW Distribution USA Inc	United States	100.00%	-	-
VREW Productions (BVI) Limited	British Virgin Islands	100.00%	-	-
VRFP Pty. Limited	Australia	100.00%	-	-
VRL Aluminium Pty. Limited	Australia	100.00%	-	-
VRP Film Entertainment Inc.	United States	100.00%	-	-
VRP International Distribution Pty. Limited	Australia	100.00%	-	-
VRPPL Pty. Limited	Australia	100.00%	-	-
VRP Production Services Pty. Limited	Australia	100.00%	-	-
VRP Treasury BVI Ltd	British Virgin Islands	100.00%	-	-
VRPTV Financing Inc.	United States	100.00%	-	-
VRS Holdings Pty. Limited	Australia	100.00%	-	-
VR Zoo Distribution USA Inc	United States	100.00%	-	-
VR Zoo Productions Limited	British Virgin Islands	100.00%	-	-
Warner Bros. Studio Store Australia Pty. Limited	Australia	64.00%	-	-
Worldwide Films Pty. Limited	Australia	100.00%	-	-
			737,696	718,132

Foreign controlled entities carry out their business activities in the country of incorporation. Material overseas entities are audited by Ernst & Young International affiliates.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(14) PROPERTY, PLANT & EQUIPMENT				
Land:				
At cost	21,133	21,490	-	-
Buildings & improvements:				
At cost (completed)	43,021	51,896	-	-
Less depreciation	(12,233)	(12,729)	-	-
	30,788	39,167	-	-
Capital work in progress	13,807	6,017	2,483	2,757
Leasehold improvements:				
At cost	148,219	135,413	1,139	1,131
Less amortisation	(66,607)	(54,590)	(75)	(47)
	81,612	80,823	1,064	1,084
Equipment & vehicles (owned):				
At cost	262,938	274,992	8,903	10,552
Less depreciation	(168,918)	(154,815)	(4,606)	(6,786)
	94,020	120,177	4,297	3,766
Equipment & vehicles (leased):				
At cost	22,280	21,545	4,417	4,098
Less amortisation	(12,093)	(8,461)	(1,759)	(488)
	10,187	13,084	2,658	3,610
	251,547	280,758	10,502	11,217

(a) Valuations

Effective 1 July 2000, the consolidated entity elected to use the original cost basis for measurement of each class of non-current assets.

As at 30 June 2004, the Directors valued interests in land and buildings, based on a market appraisal by qualified valuers, at $119.7 million (economic entity). These interests are recorded in the accounts (after aggregate depreciation) as follows:

	$ '000
Freehold land	21,133
Buildings and improvements	30,517
	51,650

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(14) PROPERTY, PLANT & EQUIPMENT CONTINUED				
(b) Reconciliations				
Land:				
Carrying amount at beginning	21,490	24,505	-	-
Additions/transfers	-	395	-	-
Net foreign currency movements arising from self-sustaining foreign operations	93	(35)	-	-
Disposals	(450)	(3,375)	-	-
Carrying amount at end	21,133	21,490	-	-
Buildings & improvements:				
Carrying amount at beginning	39,167	36,934	-	-
Additions/transfers	351	12,461	-	-
Net foreign currency movements arising from self-sustaining foreign operations	335	(4,785)	-	-
Disposals/Transfers	(7,779)	(1,116)	-	-
Depreciation expense	(1,286)	(4,327)	-	-
Carrying amount at end	30,788	39,167	-	-
Capital work in progress:				
Carrying amount at beginning	6,017	43,706	2,757	1,817
Additions/transfers	12,698	6,809	-	940
Net foreign currency movements arising from self-sustaining foreign operations	37	(2,371)	-	-
Disposals/Transfers	(4,945)	(42,127)	(274)	-
Carrying amount at end	13,807	6,017	2,483	2,757
Leasehold improvements:				
Carrying amount at beginning	80,823	148,124	1,084	447
Additions/Transfers	7,073	11,153	8	656
Additions due to increase in investment in joint venture operations	-	9,751	-	-
Net foreign currency movements arising from self-sustaining foreign operations	655	(10,334)	-	-
Asset writedowns	-	(25,031)	-	-
Disposals/Transfers	855	(46,514)	-	-
Amortisation expense	(7,794)	(6,326)	(28)	(19)
Carrying amount at end	81,612	80,823	1,064	1,084
Equipment & vehicles (owned):				
Carrying amount at beginning	120,177	183,355	3,766	6,306
Additions/Transfers	13,581	60,873	1,676	2,781
Additions due to increase in investment in joint venture operations	-	9,128	-	-
Net foreign currency movements arising from self-sustaining foreign operations	1,123	(4,924)	-	-
Asset writedowns	-	(11,704)	-	-
Disposals/Transfers	(14,000)	(80,392)	(141)	(3,908)
Depreciation expense	(26,861)	(36,159)	(1,004)	(1,413)
Carrying amount at end	94,020	120,177	4,297	3,766
Equipment & vehicles (leased):				
Carrying amount at beginning	13,084	12,167	3,610	352
Additions	645	6,671	349	3,891
Net foreign currency movements arising from self-sustaining foreign operations	49	(1,455)	-	-
Disposals/Transfers	(65)	(1,607)	(28)	(142)
Amortisation expense	(3,526)	(2,692)	(1,273)	(491)
Carrying amount at end	10,187	13,084	2,658	3,610

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(15) INTANGIBLES				
Goodwill purchased	78,922	77,174	-	-
Less amortisation	(13,805)	(9,714)	-	-
	65,117	67,460	-	-
Goodwill on consolidation	18,905	18,748	-	-
Less amortisation	(11,853)	(10,911)	-	-
	7,052	7,837	-	-
Other intangibles	2,075	2,474	-	-
Less amortisation	(139)	(470)	-	-
	1,936	2,004	-	-
	74,105	77,301	-	-
(16) PAYABLES				
Current:				
Trade and sundry creditors	229,430	300,370	1,894	2,521
Owing to -				
Associated entities	1,435	5,703	-	-
Other	644	1,909	-	-
	231,509	307,982	1,894	2,521
Non-current:				
Owing to -				
Associated entities	27,513	27,127	-	-
Other	26,237	35,353	123	-
	53,750	62,480	123	-
(17) INTEREST BEARING LIABILITIES				
Current:				
Secured borrowings	264,232	479,863	-	-
Unsecured borrowings	-	31,423	-	-
Finance lease liabilities	4,755	3,500	1,463	1,297
	268,987	514,786	1,463	1,297
Non-current:				
Secured borrowings	757,905	716,451	-	-
Finance lease liabilities	7,311	11,143	2,733	3,812
	765,216	727,594	2,733	3,812
Convertible notes	13,461	25,598	13,461	25,598

Terms and conditions relating to the above financial instruments:
The chief entity has a $100,000,000 (2003: $100,000,000) long term finance facility. These borrowings are secured by a specific share mortgage against the chief entity's shareholding in Austereo Group Limited and by guarantees from various wholly-owned subsidiaries.

Other secured borrowings are separately secured by a fixed and floating charge over assets in the Warner Bros. Movie World Joint Venture, the investment in the Sea World Property Trust and the Austereo Group Limited economic entity. The security for these borrowings is limited to the assets and undertakings of each particular operation. The lease liability is secured by a charge over the leased assets.

Village Roadshow Pictures International Pty Ltd has a US$25,000,000 long term finance facility. These borrowings are secured by a floating charge over the chief entity assets, subordinated to ANZ.

Refer note 23(a)(x) for details of the security relating to the Film Production financing facility.

Refer note 32 (a)(ii) for additional information concerning finance lease terms and conditions.

(17) INTEREST BEARING LIABILITIES CONTINUED

On 30 April 1998 the Company issued 2,400,000 convertible debt securities of US$50.00 each which have been disclosed partly as liabilities and partly as equity. These Perpetual Redeemable Income Debt Exchangeable for Stock[SM] ("PRIDES[SM]") are unsecured, subordinated perpetual debt securities, convertible at the option of the holders into A Class Preference shares within 10 years of issue or, at the option of the Company, may be paid out in cash at the then prevailing closing price of the A Class Preference shares. At any time after 30 April 2008 the PRIDES may be redeemed, in whole or in part, at the option of the Company upon payment of the principal and accrued unpaid interest. Subject to certain adjustments, the A Class Preference shares will be issuable at $3.60 per share.

At the commencement of the year, 580,950 PRIDES remained issued by the Company. During the year ended 30 June 2004, 167,650 PRIDES were redeemed for cash. 413,300 PRIDES remained issued at the end of the year. The Company realised a profit of $4.5 million on the cash redemptions (2003: $0.5 million).

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(18) PROVISIONS				
Current:				
Employee benefits	12,650	14,505	2,523	2,928
Other	6,344	8,901	-	28
	18,994	23,406	2,523	2,956
Non-current:				
Employee benefits	6,401	5,021	2,533	1,865
Other	11,487	10,414	-	-
	17,888	15,435	2,533	1,865
Employee benefit liabilities				
Provision for employee benefits				
Current	12,650	14,505	2,523	2,928
Non-current	6,401	5,021	2,533	1,865
Aggregate employee benefit liability	19,051	19,526	5,056	4,793
(a) Reconciliations				
Other provisions:				
Carrying amount at the beginning of the financial year	19,315	10,369	28	-
Additional provision	2,952	12,300	-	-
Amounts utilised during the year	(4,436)	(3,354)	(28)	-
Carrying amount at the end of the financial year	17,831	19,315	-	-

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(19) OTHER LIABILITIES				
Current:				
Unearned revenue	2,024	3,599	-	-
Other liabilities	489	2,831	-	-
	2,513	6,430	-	-
Non-current:				
Unearned revenue	1,501	1,082	-	-
Other liabilities	1,037	6,535	800	1,019
	2,538	7,617	800	1,019
(20) CONTRIBUTED EQUITY				
Issued & fully paid up capital:				
Ordinary shares	121,058	121,931	121,058	121,931
A Class Preference shares	39,768	208,765	39,768	208,765
Other - ex-share premium account	594,525	594,525	594,525	594,525
	755,351	925,221	755,351	925,221
Convertible notes	14,866	14,866	14,866	14,866

Dividend rates on A Class Preference shares:

If a dividend is recommended by directors, non-redeemable non-cumulative A Class Preference shares are entitled to a minimum of 10.175 cents per share or 3 cents above the Ordinary dividend, whichever is higher. Preference share dividends have priority over Ordinary dividends.

During the 2004 and 2003 years, movements in fully paid shares on issue were as follows:

	CONSIDERATION		NO. OF SHARES	
	2004	2003	2004	2003
	$ '000	$ '000	'000	'000
(a) Ordinary shares -				
Beginning of the financial year	121,931	124,147	234,903	235,703
Share buybacks -				
June 2004 at $1.80	(873)	-	(484)	-
November 2002 at $2.63 to $4.12	-	(2,170)	-	(783)
September 2002 at $2.63	-	(46)	-	(17)
End of the financial year	121,058	121,931	234,419	234,903
(b) A Class Preference shares -				
Beginning of the financial year	208,765	213,332	250,215	251,990
Share buybacks -				
May 2004 at $1.28 to $1.30	(64,497)	-	(50,000)	-
March 2004 at $1.12 to $1.16	(104,500)	-	(90,086)	-
June 2003 at $1.58 to $3.22	-	(1,828)	-	(825)
November 2002 at $1.85 to $3.19	-	(215)	-	(97)
September 2002 at $1.52 to $3.23	-	(2,524)	-	(853)
End of the financial year	39,768	208,765	110,129	250,215

(20) CONTRIBUTED EQUITY CONTINUED

Share buyback:

During the year, the company bought back on market and cancelled 140,086,114 A Class Preference Shares at prices ranging from $1.12 to $1.30, and 484,203 Ordinary shares at $1.80.

Issued Options:

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over Ordinary shares were allotted to Mr. Graham W. Burke, the Managing Director. 2 million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The names of all persons who currently hold options are entered in the register kept by the Company, which may be inspected free of charge.

As at 30 June 2004, the details of outstanding options over Ordinary shares were as follows:

Number of options	Expiry date	Exercise price per option
2,000,000	30 November 2007	$3.00
2,000,000	30 November 2007	$4.00
2,000,000	30 November 2007	$5.00

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(21) RESERVES AND RETAINED PROFITS				
Foreign currency translation reserve:				
The foreign currency translation reserve is used to record exchange differences arising from the translation of self-sustaining foreign operations and on equity accounting of associates.				
Balance at beginning of year	(88,194)	(14,917)	3,844	1,510
Amount relating to translation of accounts & net investments	(14,241)	(66,340)	859	2,334
Transfer to Retained profits	42,778	(860)	-	-
Post acquisition share of associates	589	(6,077)	-	-
Balance at end of year	(59,068)	(88,194)	4,703	3,844
Capital profits reserve:				
The capital profits reserve is used to accumulate realised capital profits arising from the equity accounting of associates.				
Balance at beginning of year	61	3	-	-
Post acquisition share of associates	20	58	-	-
Balance at end of year	81	61	-	-
Total reserves	(58,987)	(88,133)	4,703	3,844
Retained profits:				
Balance at the beginning of year	105,353	126,952	976,028	946,665
Net profit (loss) attributable to members of Village Roadshow Limited	52,217	(26,016)	21,235	29,271
Other revenue, expense and initial adjustments recognised directly in equity	555	3,557	-	-
Transfer from Foreign Currency Translation Reserve	(42,778)	860	-	-
Total available for appropriation	115,347	105,353	997,263	975,936
Dividends provided or paid	-	-	-	(92)
Balance at end of year	115,347	105,353	997,263	976,028
(22) OUTSIDE EQUITY INTERESTS				
Outside equity interests in controlled entities:				
Issued & paid up capital	100,252	103,219	-	-
Reserves	(34)	146	-	-
Profit & loss appropriation	21,923	17,321	-	-
	122,141	120,686	-	-

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(23) CONTINGENT LIABILITIES AND ASSETS				
(a) Contingent liabilities				
Estimated maximum amounts relating to:				
(i) Termination benefits under personal services agreements for 236 (consolidated) group executives and consultants (2003: 208 (consolidated) group executives and consultants)	42,764	41,651	6,366	7,730
(ii) Bank guarantees for financial obligations				
(a) Guarantees for unsecured credit facilities of controlled entities	-	-	307	307
(b) Guarantees for financial undertaking of controlled entity	-	150	-	-
(iii) Corporate guarantees for financial obligations				
(a) Guarantees for secured credit facilities of associated entities	48,924	52,179	48,924	51,679
(b) Guarantees for unsecured credit facilities of associated entities	-	3,144	-	3,144
(iv) Bank guarantees for operating lease commitments				
(a) Guarantees for controlled entities	14,795	18,430	14,317	17,791
(b) Guarantees for associated entities	25	25	-	-
(c) Guarantees for joint ventures	243	272	-	-
(v) Several corporate guarantees for operating lease commitments				
(a) Guarantees for controlled entities	-	-	258,326	323,657
(b) Guarantees for associated entities	103,548	113,810	3,085	3,898
(c) Guarantees for joint ventures	-	-	14,920	15,475
(vi) Joint and several obligations for operating lease commitments of joint venture partners *	112,296	127,303	-	-
(vii) Other corporate guarantee commitments				
(a) Guarantees in respect of partnership commitments	1,458	1,458	4,125	4,125
	324,053	358,422	350,370	427,806

* refer Note 23(b)(i) for corresponding amount reflecting the related contingent assets.

(viii) Claims - Village Roadshow Pictures (USA) Inc.:

A formal judgement was entered into against Village Roadshow Pictures (USA) Inc ("VRP USA"), a non-core US subsidiary of Village Roadshow Limited ("VRL"), for approximately USD 32 million in January 2003. VRP USA's appeal against the judgement to the Supreme Court of California was rejected by that Court. The full amount of the judgement against VRP USA, plus interest to 30 June 2004, is USD 36.3 million. VRL believes the judgement will not materially affect VRL's financial position. In June 2003, the plaintiffs filed a motion seeking to force VRL to arbitrate the same claim as they made against VRP USA. VRL has opposed this motion. In August 2004, the plaintiffs indicated that they would seek to add VRL as a judgement debtor to the VRP USA judgement. VRL will oppose this motion.

New legal proceedings were commenced in 2003 by the plaintiffs against VRL and a number of other companies in the VRL group. The VRL companies deny liability in those proceedings and are defending them. A trial date has been set for these proceedings for January 2005.

(ix) Other contingent liabilities - Film Production:

The revolving USD 900 million film financing facility of Village Roadshow Films (BVI) Limited ("VRF BVI") is secured against its film library and the proceeds from exploitation. The Village Roadshow Limited ("VRL") and Village Roadshow Limited group ("VRL group") exposure is limited to USD 100 million equity contributed to VRF BVI as support for the film financing facility (by way of subordinated loan) and USD 70 million security deposit provided to VRF BVI.

In addition, VRL (and the VRL group) are liable to repay any cash film exploitation profits received by the VRL group, except for the first USD 5 million.

Based on the films released to 30 June 2004 and the continuation of business by Village Roadshow Pictures, being the group of companies comprising the production division of the VRL group, the Directors do not believe that any material permanent difference will result from this arrangement.

(x) Other contingent liabilities - Income Tax:

The Australian Taxation Office ("ATO") advised on 31 March 2003 that it had completed a prolonged income tax audit of the economic entity which covered a five year period to June 30, 1998. The ATO advised that the audit was limited to specific issues and concluded that an adjustment was warranted to increase the 1994 taxable income of the economic entity or, alternatively, the economic entity's 1993 taxable income. ATO alternative assessments of $85.1 million (1994) and $110.1 million (1993) have been received and objections have been lodged contesting the ATO adjustments. Additional General Interest Charges to 30 June 2004 have increased these alternative assessments to $101.9 million (in relation to 1994) and $132.0 million (in relation to 1993).

As advised to Australian Stock Exchange Ltd. on 21 July 2004, Village Roadshow Limited received oral advice that the objections to these alternative assessments were to be disallowed. If the objections are formally disallowed by the ATO, it may be necessary to make partial payment to the ATO, which amount would be negotiated at that time. Village Roadshow Ltd. also confirmed its belief that all these disputed assessments will be overturned on appeal. The ATO's assessments and decisions will be vigorously challenged.

The taxation treatment proposed by the ATO could also have broader application. The economic entity anticipates further ATO audits may occur.

The economic entity is also currently subject to routine tax audits in certain overseas jurisdictions. The ultimate outcome of the tax audits cannot be determined with an acceptable degree of reliability at this time. Nevertheless, the economic entity believes that it is making adequate provision for its taxation liabilities in its Financial Statements (including amounts shown as deferred and other tax liabilities in the Statement of Financial Position) and is taking reasonable steps to address potentially contentious issues. If adjustments result in taxation liabilities significantly in excess of the economic entity's provisions, there could be a significant impact on the economic entity. Finally, it is noted that the chief entity has provided an indemnity in favour of Austereo Group Limited in relation to tax losses previously transferred to subsidiaries of Austereo Group Limited.

(xi) Other contingent liabilities - Claim received from Mr. Peter Ziegler:

In September 2003, Village Roadshow Limited ("VRL") received a Statement of Claim from the service company of a former executive, Mr. Peter Ziegler. The total Claim is for more than $148 million plus a claim of a 7.5% ownership interest in the Village Roadshow Pictures division ("VRP") and the right to 7.5% of the profits of VRP. The vast majority of the Claim relates to an allegation that VRL failed to pay Mr. Ziegler's service company a termination payment. Mr. Ziegler's service company contends that this termination payment was payable upon the expiry of its contract through effluxion of time. VRL maintains that a termination payment was only payable if VRL terminated the contract early. On the basis of legal advice, VRL strongly believes that the amount claimed by Mr. Ziegler's service company is fanciful and that the termination payment claim will fail entirely. VRL will vigorously defend the allegations made by Mr. Ziegler's service company. VRL does not believe that this claim will have any material effect on its financial position. A trial date has been set, commencing in March 2005.

(23) CONTINGENT LIABILITIES AND ASSETS CONTINUED

(a) Contingent liabilities continued

(xii) Other contingent liabilities - Claim received from Members and former Members of KPMG:
On 23 December 2003, Village Roadshow Limited ("VRL") and two of its subsidiaries, Medborne Pty Ltd and VR International Pictures Pty Ltd, were served with proceedings in the Supreme Court of Victoria by companies associated with members and former members of accounting firm KPMG. The proceedings are in respect of those companies' investments in a film partnership with the two subsidiaries relating to the film, The Matrix. Those investments (which totalled approximately $23 million) were highly leveraged with a significant proportion of the funds invested being provided to those investors by other VRL subsidiaries. This film partnership, "Groucho II Film Partnership: Matrix (Production)", is considered by the Australian Tax Office to constitute a "mass marketed investment scheme". The proceedings claim that Medborne Pty. Ltd. has breached the Partnership Agreement in various respects, including in relation to accounting issues and a failure to consult with the KPMG partnership representative. VRL and its subsidiaries are defending the proceedings. VRL does not believe that the proceedings will have any material effect on its financial position.

(b) Contingent assets

In the event that any entity in the economic entity is required to meet a joint venture or partnership liability in excess of its proportionate share, that entity has right of recourse against the co-joint venturers or other partners in respect of that excess. Specifically, the economic entity has a contingent asset for the amount of the following joint and several operating lease commitments in the event that it is called upon to meet liabilities of the other joint venturers:

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
		2004	2003	2004	2003
		$ '000	$ '000	$ '000	$ '000
(i)	Right of recourse in relation to joint and several obligations for operating lease commitments of joint venture partners*	112,296	127,303	-	-

* refer Note 23(a)(vi) for corresponding amount reflecting the related contingent liabilities.

(ii) Other contingent assets - Sale of UK Exhibition circuit:
As a result of the sale of the 50% owned UK Exhibition circuit in May 2003, the Village Roadshow Limited group ("VRL group") may be entitled to further proceeds in the future, based on a formula relating to admissions of the sold circuit. The maximum amount receivable by the VRL group over time is GBP 9.9 million, however due to the uncertainty of future admissions, it is not possible to estimate what amount (if any) is likely to be received. Therefore, this amount is not considered to be a contingent asset.

(iii) Other contingent assets - Sale of shares in Val Morgan Holdings Pty. Ltd.:
Effective 27 February 2004, the economic entity disposed of its interest in the Val Morgan Holdings Pty. Ltd. group, for consideration of $6.0 million plus working capital. Further consideration of $7.0 million will be received on 1 June 2008 in the event that certain conditions are met. This additional consideration has been treated as a contingent asset until there is more certainty that the condition subsequent will be met.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(24) EXPENDITURE COMMITMENTS				
(a) Finance leases -				
Payable within 1 year	4,954	3,837	1,463	1,297
Payable between 1 and 5 years	7,455	11,226	2,733	3,812
Payable after 5 years	-	-	-	-
	12,409	15,063	4,196	5,109
Less future finance charges	(343)	(420)	-	-
Total finance lease liabilities	12,066	14,643	4,196	5,109
(b)(i) Operating leases - Minimum lease payments				
Payable within 1 year	88,934	91,674	579	457
Payable between 1 and 5 years	308,740	329,400	1,592	1,713
Payable after 5 years	617,796	684,601	-	-
	1,015,470	1,105,675	2,171	2,170
(b)(ii) Operating leases - Percentage based lease payments				
Payable within 1 year	2,946	2,688	-	-
Payable after 1 year	33,780	32,944	-	-
	36,726	35,632	-	-
Total operating lease commitments	1,052,196	1,141,307	2,171	2,170

Accounting standard AASB 1008: Leases applies to the estimated contingent rental commitments of the chief entity and the economic entity. This standard requires the reporting of liabilities under certain operating leases to pay Percentage Rent. Percentage rent is payable as either Incentive Rent or Revenue Share. Incentive Rent occurs when the operating lease creates a liability to pay the lessor a percentage of the Gross Receipts when a cinema site's earnings exceed the Base Rent. Gross receipts are generally made up of box office takings, concession sales and screen advertising, but may also include revenue from licence fees, arcade games and the sale of promotional material. A Revenue Share does not have a fixed Base Rent, the entire rental liability being determined by an express percentage of the total Gross Receipts.

Refer to note 31 for details of operating lease commitments relating to discontinuing operations included in the above expenditure commitments.

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(c) Other expenditure commitments -				
Estimated capital expenditure contracted for at balance date but not provided for				
Payable not later than one year				
- joint ventures	17,761	10,844	-	-
- associates	3,200	23,303	-	-
- other	34,754	1,883	-	-
	55,715	36,030	-	-
Payable later than one year but not later than five years				
- joint ventures	24,873	16,487	-	-
- associates	6,246	-	-	-
- other	1,387	16,950	-	-
	32,506	33,437	-	-

(25) SUPERANNUATION COMMITMENTS

There are established superannuation and retirement plans for the benefit of employees of the Company and its controlled and associated entities. The benefits provided are accumulation benefits. Contributions to the plans are based on varying percentages of employees' gross remuneration and are made either by the employer or by the employee and the employer. Contributions made to the plans will not exceed the permitted levels prescribed by income tax legislation from time to time. There are legally enforceable obligations for contributions to be made to the plans in respect of some employees. As the plans are accumulation type funds, no actuarial assessment is made and the level of funds is sufficient to meet applicable employee benefits which may accrue in the event of termination of the plans or on the voluntary or compulsory termination of employment of any employee.

(26) DIRECTOR AND EXECUTIVE DISCLOSURES

Directors

The following persons were specified directors of Village Roadshow Limited during the financial year:

Executive directors

Robert G. Kirby, *Chairman*
John R. Kirby, *Deputy Chairman*
Graham W. Burke, *Managing Director*
Peter E. Foo, *Finance Director*
Peter M. Harvie, *Executive Director*

Non-executive directors

William J. Conn
D. Barry Reardon
Peter D. Jonson

Executives (other than directors) with the greatest authority for strategic direction and management

The following persons were the executives with the greatest authority for the strategic direction and management of the consolidated entity ("specified executives") during the financial year:

Name	Position	Employer
Philip S. Leggo	Group Company Secretary	Village Roadshow Limited
Julie E. Raffe	Chief Financial Officer	Village Roadshow Limited
Gregory Basser	Director - Commercial & Legal, Group Executive in charge of Production	Village Roadshow Limited
Tony N. Pane	Chief Tax Counsel	Village Roadshow Limited
Simon T. Phillipson	General Counsel	Village Roadshow Limited

All of the above persons were also specified executives during the year ended 30 June 2003.

Remuneration of directors and specified executives

Remuneration policy

The Remuneration Committee of the Board of Directors of Village Roadshow Limited is responsible for determining and reviewing compensation arrangements for the Company's executive directors. The Remuneration Committee makes recommendations on the remuneration of the executive directors with the overall objective of motivating and appropriately rewarding performance. The recommendations are made in line with the Company's present circumstances and goals to ensure maximum shareholder benefits from the attraction and retention of a high quality Board and senior management team.

The Chairperson, Deputy Chairperson, Managing Director and Finance Director are responsible for determining the compensation arrangements for senior divisional and corporate executives (including the above specified executives) using similar criteria. The Remuneration Committee is kept informed of any major amendments to remuneration arrangements for senior divisional and corporate executives.

All executive directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met based on achievement of key executive performance criteria and Company performance in relation to profitability, cash flow, share price growth and other performance indicators.

The total cash remuneration of independent directors (being directors' fees not paid to anyone in an executive capacity) is distinguished from that of executive directors and is approved in aggregate by shareholders in general meetings from time to time.

Details of remuneration

Details of the remuneration of each specified director of Village Roadshow Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out in the following tables:

Directors of Village Roadshow Limited

		Primary			Post Employment	Equity	
Name	Note	Base salary/fees & allowances $	Annual cash bonus $	Non-monetary benefits $	Superannuation $	Options $	Total $
Robert G. Kirby	1, 5	1,190,160	298,700	200,279	91,149	-	1,780,288
John R. Kirby	1, 5	1,190,160	298,700	193,223	91,149	-	1,773,232
Graham W. Burke	1, 3, 5	1,190,160	298,700	176,031	91,149	222,626	1,978,666
Peter E. Foo		1,063,246	496,000	46,268	34,254	-	1,639,768
Peter M. Harvie	2, 4	585,792	100,000	81,363	25,000	-	792,155
William J. Conn		88,072	-	-	7,928	-	96,000
Peter D. Jonson		66,056	-	20,813	5,944	-	92,813
D. Barry Reardon		126,000	-	-	-	-	126,000
Total		5,499,646	1,492,100	717,977	346,573	222,626	8,278,922

1. Bonus amounts represent 2003/04 bonus due and payable. Director bonuses are calculated by reference to a cash flow return on investment measure together with a formula to reward superior weighted average share price and market capitalisation growth.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position.
3. In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke. Two million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The above options were granted in accordance with the terms of Mr. Burke's Employment Contract dated November 2000. Refer to the option valuation disclosures in the Directors' Report.
4. Includes non-monetary benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.
5. With effect from 1 July 2004, the Remuneration Committee of the Board of Directors approved an increase in Base Salary for each of Messrs R.G. Kirby, J.R. Kirby and G. W. Burke to $1,550,000 per annum.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements
FOR THE YEAR ENDED 30 JUNE 2004

(26) DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED
Details of remuneration continued

Total remuneration of directors of Village Roadshow Limited for the year ended 30 June 2003 is set out below. Information for individual directors is not shown as this is the first financial report prepared since the issue of AASB 1046: *Director and Executive Disclosures by Disclosing Entities*.

	Primary			Post Employment	Equity	
Name	Base salary/fees & allowances $	Annual cash bonus $	Non-monetary benefits $	Superannuation $	Options $	Total $
Total	5,151,160	1,370,000	668,031	332,933	233,287	7,753,411

Specified executives of the consolidated entity

		Primary			Post Employment	Equity	
Name	Note	Base salary/fees & allowances $	Annual cash bonus $	Non-monetary benefits $	Superannuation $	Options $	Total $
Philip S. Leggo		360,508	140,000	56,951	32,419	-	589,878
Julie E. Raffe		277,648	140,000	97,639	24,938	-	540,225
Gregory Basser	1, 2	1,132,266	250,000	7,435	36,754	-	1,426,455
Tony N. Pane		956,178	250,000	-	11,002	-	1,217,180
Simon T. Phillipson		374,447	200,000	9,260	33,675	-	617,382
Total		3,101,047	980,000	171,285	138,788	-	4,391,120

1. Bonus amount relates to amounts paid pursuant to discretionary consulting agreement.
2. Includes non-monetary benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's Executive Share Plan.

Total remuneration of specified executives for the year ended 30 June 2003 is set out below. Information for individual specified executives is not shown as this is the first financial report prepared since the issue of AASB 1046: *Director and Executive Disclosures by Disclosing Entities*.

	Primary			Post Employment	Equity	
Name	Base salary/fees & allowances $	Annual cash bonus $	Non-monetary benefits $	Superannuation $	Options $	Total $
Total	3,015,132	1,250,000	73,816	139,884	-	4,478,832

Service Agreements

Remuneration and other terms of employment for the Company's Managing Director, the Executive Chairman of Austereo Group Limited and the Company's specified executives are formalised in service agreements. The names of these officers and positions held are set out in Note 26. All major contracts and bonus payments are reviewed by the Remuneration Committee. The major provisions of the agreements of these officers relating to remuneration are as set out below:

Mr. G. W. Burke's 5 year contract with the Company as Managing Director expires on 30 November 2005 with an option to extend for a further 5 years at either party's option. In addition to base salary, superannuation and motor vehicle, CPI adjusted, an annual incentive performance bonus is payable for achieving varying percentages of budgeted net profit before tax. The contract also provides for the grant of 6 million options over ordinary shares (as described above) and a loan of up to $2 million on terms and conditions to be agreed by the Remuneration Committee of the Company. Other than a global 12 month non-compete clause, the contract does not provide for pre-determined compensation in the event of termination.

Mr. P. M. Harvie's 5 year contract with Austereo Pty Ltd as Executive Chairman of the Company's controlled entity, Austereo Group Limited, expires on 30 June 2007. In addition to base salary and superannuation, CPI adjusted, an annual discretionary performance bonus is payable together with participation in the Company's and Austereo's Executive Share Plans. Payment for termination without cause is equal to 12 months of salary.

Messrs P. S. Leggo, J. E. Raffe, T. N. Pane and S. T. Phillipson all have service agreements with the Company expiring respectively on 30 November 2005, 30 November 2004, 14 January 2005 and 30 November 2006. Mr Leggo's contract has an option to extend for a further 2 years at the Company's option. In addition to base salary and superannuation, and Company motor vehicles provided to Messrs Leggo and Raffe, all 4 named specified executives are eligible to be paid an annual discretionary performance bonus. Payments under these contracts for redundancy for Messrs Leggo, Raffe and Phillipson is equal to 11, 6 and 12 months of salary respectively. None of the contracts for the 4 named specified executives provide for pre-determined compensation in the event of termination.

Mr. G. Basser has 2 contracts with the Company - one executive employment agreement and a separate Consulting Agreement with Greg Basser Pty Ltd for legal services to the economic entity. Both contracts expire on 30 April 2005 with an option to extend for a further 2 years at the Company's option. The employment agreement provides for base salary and superannuation, CPI adjusted, including a motor vehicle allowance, together with an annual discretionary performance bonus. The Consultancy Agreement provides for the payment of an annual retainer which is adjusted by CPI or $50,000 per annum whichever is greater, together with an additional performance based retainer and reimbursement of reasonable administrative costs and out of pocket expenses. Neither contract provides for pre-determined compensation in the event of termination. If the Company breaches and either contract is terminated by the other party, it may claim for monies and benefits payable until expiry of the contract, subject to an obligation to mitigate.

Executive Director Mr. P. E. Foo does not have a service agreement with the Company. Discussions are continuing between the Remuneration Committee and the Company's Executive Chairman, Mr. R. G. Kirby, and Executive Deputy Chairman, Mr. J.R. Kirby, for service agreements on similar terms and conditions to Mr. G. W. Burke's contract.

(26) **DIRECTOR AND EXECUTIVE DISCLOSURES** CONTINUED

Equity instrument disclosures relating to directors and specified executives

Options provided as remuneration

No options over ordinary shares in the company were provided as remuneration to any specified director of Village Roadshow Limited or any specified executive of the consolidated group during the financial year. All options on issue at the beginning of the financial year had fully vested.

Shares provided on exercise of remuneration options

No options were exercised during the financial year.

Option holdings

The number of options over ordinary shares in the company held during the financial year by each specified director of Village Roadshow Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at beginning of period	Granted as remuneration	Options Exercised	Net Change Other	Balance at end of period	Vested and exercisable at the end of the year
Specified directors						
Graham W. Burke	6,000,000	-	-	-	6,000,000	6,000,000
Specified Executives						
Nil						

No options are vested and unexercisable at the end of the year.

Shareholdings

The number of shares in the company during the financial year in which each specified director of Village Roadshow Limited and each of the specified executives of the consolidated entity has a relevant interest, including their personally-related entities, are set out below.

Name	Balance at the start of the year		Granted as remuneration		On exercise of options		Net change other		Balance at the end of the year	
	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference
Specified directors										
Robert G. Kirby	118,719,515	407,073	-	-	-	-	(100,000)	(407,073)	118,619,515	-
John R. Kirby	118,427,384	306,906	-	-	-	-	192,131	(306,906)	118,619,515	-
Graham W. Burke	118,559,515	1,397,306	-	-	-	-	60,000	(1,397,306)	118,619,515	-
Peter E. Foo	-	-	-	-	-	-	-	-	-	-
Peter M. Harvie	257,400	242,900	-	-	-	-	-	-	257,400	242,900
William J. Conn	191,563	1,153,019	-	-	-	-	-	-	191,563	1,153,019
Peter D. Jonson	10,000	33,236	-	-	-	-	-	-	10,000	33,236
D. Barry Reardon	10,000	8,552	-	-	-	-	-	-	10,000	8,552
Specified executives										
Philip S. Leggo	64,350	364,300	-	-	-	-	-	-	64,350	364,300
Julie E. Raffe	-	350,000	-	-	-	-	-	-	-	350,000
Gregory Basser	-	800,000	-	-	-	-	-	-	-	800,000
Tony N. Pane	-	450,000	-	-	-	-	-	-	-	450,000
Simon T. Phillipson	-	300,000	-	-	-	-	-	-	-	300,000

The number of shares in Austereo Group Limited during the financial year in which each specified director of Village Roadshow Limited and each of the specified executives of the consolidated entity has a relevant interest, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Granted as remuneration	On exercise of options	Net change other	Balance at the end of the year
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Specified directors					
Robert G. Kirby	251,562,594	-	-	-	251,562,594
John R. Kirby	251,562,594	-	-	53,460	251,616,054
Graham W. Burke	251,562,594	-	-	-	251,562,594
Peter E. Foo	-	-	-	-	-
Peter M. Harvie	1,030,001	-	-	-	1,030,001
William J. Conn	-	-	-	-	-
Peter D. Jonson	-	-	-	-	-
D. Barry Reardon	-	-	-	-	-
Specified executives					
Philip S. Leggo	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-
Gregory Basser	-	-	-	-	-
Tony N. Pane	6,054	-	-	-	6,054
Simon T. Phillipson	-	-	-	-	-

With the exception of 6,054 Austereo Group Limited shares held by Mr. T. N. Pane, all shares held by Messrs. P. M. Harvie, P. S. Leggo, J. E. Raffe, G. Basser, T. N. Pane and S. T. Phillipson are held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.

Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out above.

All equity transactions with specified directors and executives other than those held under the Company's Executive Share Plan and Executive and Employee Option Plan have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

(26) DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED

Loans to directors and specified executives

Details of loans made to directors of Village Roadshow Limited and the specified executives of the consolidated entity, including their personally-related entities, are set out below.

Aggregates for specified directors and specified executives

2004

Group	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year $	Number in group at the end of the year No.
Directors of Village Roadshow Limited	3,380,597	119,107	73,265	-	3,432,054	1
Specified executives of the consolidated entity	4,325,061	234,715	7,435	-	4,559,776	5

2003

Group	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year $	Number in group at the end of the year No.
Directors of Village Roadshow Limited	3,451,116	119,107	66,220	-	3,380,597	1
Specified executives of the consolidated entity	4,470,992	229,715	599	-	4,325,061	5

Individuals with loans above $100,000 during the financial year

2004

Group	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year $
Specified director					
Peter M. Harvie	3,380,597	119,107	73,265	-	3,432,054
Specified executives					
Philip S. Leggo	790,896	44,715	-	-	835,611
Julie E. Raffe	578,392	35,000	-	-	613,392
Gregory Basser	1,715,983	80,000	7,435	-	1,795,983
Tony N. Pane	743,879	45,000	-	-	788,879
Simon T. Phillipson	495,911	30,000	-	-	525,911

Terms and conditions of loans

Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

The amounts shown for interest not charged in the tables above represent the difference between the amount paid and payable for the year and the amount of interest that would have been charged on an arm's-length basis.

No write-downs or allowances for doubtful receivables have been recognised in relation to the principal amounts of any loans made to specified directors or specified executives.

Other transactions and balances with specified directors and specified executives

Messrs R.G. Kirby, J.R. Kirby and G.W. Burke each had an economic interest of 8.33% in Penfolds Buscombe Limited up to 6 February 2004. A total of $1,112,371 was paid to Penfolds Buscombe Limited (2003: $1,138,565) for printing and stationery services provided to the Economic Entity during the period that this economic interest was held. As detailed in the Corporate Governance Statement, all purchases of major consumables are obtained by a periodic competitive tendering process.

Reimbursement of rental and vehicle expenses of $41,600 (2003: $44,200) was made to Vinden Lodge Pty. Limited, a company in which Mr. P.E. Foo has a significant interest.

In the year ended 30 June 2003, a trust distribution and fees of $734,592 were paid by Roadshow Unit Trust, a controlled entity of Roadshow Distributors Pty. Limited, to Mr G. W. Burke, a Director of the Trustee, in his capacity as a unitholder. Mr G.W. Burke had held this unitholding in the Roadshow Unit Trust since prior to the listing of the Village Roadshow Limited group. In December 2002, the other unitholders of the Roadshow Unit Trust agreed to purchase the 17.5% of units in the Roadshow Unit Trust, as well as the New Zealand Management Fee Rights, from Mr. G.W. Burke based on an independent valuation. This resulted in the Village Roadshow Limited group purchasing 51.43% of Mr G.W. Burke's unitholding in the Roadshow Unit Trust, and 50% of Mr. G.W. Burke's interest in the New Zealand Management Fee Rights, for a total cash payment of $5,114,286.

Various companies associated with Mr. R. G. Kirby compensate the Village Roadshow Limited group in return for services provided. These transactions are carried out under arm's length terms and conditions and are trivial in nature.

The economic entity purchases water from Palm Springs Limited, an entity in which Mr. W.J. Conn has a 16% economic interest. These transactions are carried out under arm's length terms and conditions and are trivial in nature.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(27) REMUNERATION OF AUDITORS				
Aggregate remuneration received or due and receivable by the auditors, directly or indirectly from the chief entity or any related entity, in connection with -				
Chief entity auditor -				
Auditing accounts	1,032	995	150	140
Other services [1]	1,098	1,129	-	-
Other auditors -				
Auditing accounts	291	255	-	-
Other services [1]	500	479	-	-
	2,921	2,858	150	140
[1] Dissection of Other Services:				
Tax	870	990	-	-
Corporate Finance	129	286	-	-
Assurance related	597	249	-	-
Other	2	83	-	-
	1,598	1,608	-	-

(28) EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

Subsequent to 30 June 2004, in accordance with a notification to Australian Stock Exchange Ltd. on 16 June 2004, Village Roadshow Ltd. bought back a further 23,005,797 Ordinary shares on market, for a total consideration of $45,306,943. This was in addition to the 484,203 Ordinary Shares bought back prior to 30 June 2004.

(29) **INTERESTS IN JOINT VENTURE OPERATIONS**

Interests in joint venture operations:

Names and principal activities of joint venture operations, the percentage interest held by entities in the economic entity and the contributions of those joint venture operations to results after tax -

NAME	BUSINESS	% OWNED	CONTRIBUTIONS TO OPERATING PROFIT AFTER TAX 2004 $ '000	2003 $ '000
Adelaide Nova / Palace	Cinema operator	25.00%	47	82
Austereo / Simon Richards	Direct marketing	29.96%	(591)	(3,418)
Australian Theatres	Multiplex cinema operators	50.00%	15,812	12,285
Browns Plains Multiplex Cinemas	Multiplex cinema operators	33.33%	91	33
Canberra FM Radio	Radio broadcasting	29.96%	2,074	1,139
Carlton Nova / Palace	Cinema operator	25.00%	433	439
Castle Towers Multiplex Cinemas	Multiplex cinema operators	33.33%	1,420	1,354
Damodar Village Force Cinemas	Cinema operator	33.33%	559	466
Damodar & VAGH Village Force Cinemas	Cinema operator	33.33%	20	37
Data Sell Teleservices	Teleservices	29.96%	-	-
Eye Village	Mall advertising	50.00%	-	558
Geelong Cinema	Cinema operator	50.00%	178	(69)
Jam Factory Cinema	Cinema operator	50.00%	299	20
Jam Factory Shopping Centre	Non-operating	50.00%	11	(124)
Luna/Palace Cinema	Cinema operator	25.00%	198	196
MCM Entertainment	Music media	29.96%	357	(16)
Morwell Multiplex Cinemas	Cinema operator	75.00%	273	168
Movieline	Cinema ticket seller	33.33%	(207)	(516)
Mt. Gravatt Multiplex Cinemas	Cinema operator	33.33%	1,049	811
Parramatta Cinemas	Cinema operator	50.00%	(179)	(103)
Queen Street, New Zealand	Cinema operator	33.33%	804	1,057
Rialto Cinemas	Cinema operator	25.00%	234	277
Village Sky City Cinemas (previously Village Force Entertainment)	Cinema operator	50.00%	4,110	4,932
Village / GUO / BCC Cinemas	Cinema operator	50.00%	3,577	2,565
Village / GUO / Victorian Multiplex Cinemas	Cinema operator	50.00%	573	273
Village / Sali Cinemas Bendigo	Cinema operator	50.00%	628	502
Village Anderson Cinemas	Cinema operator	50.00%	678	586
Village Palace Cinemas	Cinema operator	50.00%	(374)	313
Village Warrnambool Cinemas	Cinema operators	50.00%	190	180
Movie World Holdings	Theme park, Queensland	33.33%	4,914	4,358
Warner Village Cinema Operating Assets [1]	Property owner/lessor	50.00%	(85)	(1,005)
Warner Village Cinema Properties [1]	Property owner/lessor	50.00%	(1,541)	(11,223)
Warner Village Exhibition Operating Assets [1]	Property owner/lessor	49.99%	257	1,407
Warner Village Exhibition Properties [1]	Property owner/lessor	49.99%	(463)	(3,269)
			35,346	14,295

[1] Effective 12 May 2003, the assets and operations of the above joint ventures were sold as part of the group's disposal of the Warner Village circuit in the United Kingdom.

	CONSOLIDATED 2004 $ '000	2003 $ '000
Aggregate share of assets in joint ventures -		
Current assets:		
Cash	8,603	6,266
Receivables	9,392	30,426
Inventories	832	843
Other	356	316
Non-current assets:		
Property, plant & equipment	130,901	254,933
Radio licence	8,961	8,961
Receivables	81,790	98,338
Other	24,935	24,295
	265,770	424,378

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(30) SEGMENT REPORTING
(a) Reporting by business segments[1,2] (Notes: refer page 52)

	EXHIBITION		THEME PARKS		RADIO		PRODUCTION		DISTRIBUTION		UNALLOCATED		TOTAL	
	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000
Amounts including specific items & discontinuing operations														
Revenue from external customers	419,664	433,628	18,287	15,228	241,307	240,794	1,498,065	638,409	-	-	49,140	446,652	2,226,463	1,774,711
Share of associates net profit (loss)	4,967	19,275	9,537	9,595	1,479	1,015	-	-	15,369	9,334	(137)	-	31,215	39,219
Total segment revenue	424,631	452,903	27,824	24,823	242,786	241,809	1,498,065	638,409	15,369	9,334	49,003	446,652	2,257,678	1,813,930
Segment result	14,689	(59,609)	16,319	14,133	71,058	62,186	76,296	(3,042)	15,369	9,334	(94,337)	15,441	99,394	38,443
Income tax revenue (expense)													(30,425)	(49,909)
Net profit													68,969	(11,466)
Profit attributed to outside equity interest													16,752	14,550
Net profit attributable to members													52,217	(26,016)
Depreciation and amortisation expense	28,259	45,132	3,685	3,816	8,060	8,520	564,722	94,597	-	-	5,219	3,364	609,945	155,429
Non-cash expenses other than depreciation	1,985	78,466	100	917	(140)	1,298	(591)	(395)	-	-	464	9	1,818	80,295
Segment assets	451,757	551,341	81,974	81,134	493,141	544,170	1,092,089	1,389,272	56,313	34,587	288,004	304,147	2,463,278	2,904,651
Segment liabilities	116,525	133,209	36	(3)	55,150	49,139	116,847	191,609	-	-	1,226,002	1,452,704	1,514,560	1,826,658
Investments in associates included in segment assets	30,808	65,884	31,005	37,783	6,490	6,252	-	-	37,123	6,418	(205)	155	105,221	116,492
Acquisition of property, plant & equipment and intangible assets	22,233	79,837	2,859	15,792	4,506	3,783	1,771	2,150	-	-	5,015	11,498	36,384	113,060
Amounts excluding specific items & discontinuing operations														
Revenue from external customers	408,425	412,922	18,287	15,228	241,307	229,018	1,498,065	638,409	-	-	43,404	48,821	2,209,488	1,344,398
Share of associates net profit (loss)	4,967	14,329	9,537	9,595	1,479	1,015	-	-	15,369	9,334	(137)	-	31,215	34,273
Total segment revenue	413,392	427,251	27,824	24,823	242,786	230,033	1,498,065	638,409	15,369	9,334	43,267	48,821	2,240,703	1,378,671
Segment result	26,964	15,796	16,319	14,133	71,058	74,554	76,298	50,525	15,369	9,334	(90,322)	(60,531)	115,684	103,811
Income tax revenue (expense)													(30,425)	(24,376)
Net profit excluding specific items & discontinuing operations													85,259	79,435
Profit attributed to outside equity interest													16,752	18,385
Net profit excluding specific items and discontinuing operations attributable to members													68,507	61,050

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(30) SEGMENT REPORTING continued

(b) Reporting by geographic segments[2]

	AUSTRALIA		USA		BRITISH VIRGIN ISLANDS		NEW ZEALAND		ASIA		SOUTH AMERICA		EUROPE		UNALLOCATED		TOTAL	
	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000
Amounts including specific items & discontinuing operations																		
Revenue from external customers	511,276	535,368	288	2,995	1,497,594	564,558	27,497	25,637	4,221	11,662	-	-	165,877	209,999	19,710	424,492	2,226,463	1,774,711
Share of associates net profit (loss)	28,820	21,598	-	-	-	-	107	214	2,335	7,609	-	-	(47)	9,798	-	-	31,215	39,219
Total segment revenue	540,096	556,966	288	2,995	1,497,594	564,558	27,604	25,851	6,556	19,271	-	-	165,830	219,797	19,710	424,492	2,257,678	1,813,930
Segment assets	890,095	951,466	2,672	4,115	1,085,948	1,276,889	25,045	26,063	58,147	29,882	23,663	25,002	174,872	328,151	202,836	263,083	2,463,278	2,904,651
Acquisition of property, plant & equipment and intangible assets	29,409	77,173	37	-	-	571	760	3,355	79	24	-	-	6,099	31,937	-	-	36,384	113,060
Amounts excluding specific items & discontinuing operations																		
Revenue from external customers	511,276	523,592	288	2,995	1,497,594	564,558	27,497	25,637	4,221	2,548	-	-	154,637	198,407	13,975	26,661	2,209,488	1,344,398
Share of associates net profit (loss)	28,820	21,598	-	-	-	-	107	214	2,335	2,663	-	-	(47)	9,798	-	-	31,215	34,273
Total segment revenue	540,096	545,190	288	2,995	1,497,594	564,558	27,604	25,851	6,556	5,211	-	-	154,590	208,205	13,975	26,661	2,240,703	1,378,671

Notes (for business and geographic segment reporting):

1 Description of Business Segments:

Exhibition:	Cinema exhibition.
Theme Parks:	Theme park operations.
Radio:	FM radio operations.
Production:	Film production.
Distribution:	Film, DVD & video distribution.

2 For primary segment reporting purposes, Leisure and Greece/Singapore Distribution business unit results are combined with Exhibition, and the Australian and NZ Distribution results are separately reported as Distribution.

The definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments and transactions excluded from the segment definitions. The exclusions from segment definitions

- Segment Revenue: Interest revenue, proceeds on disposal of assets.
- Segment Result: interest revenue & expense, profit/loss on disposal of assets.
- Segment Assets: cash, investments which are not equity accounted, loans receivable (other than loans to associates), tax assets.
- Segment Liabilities: borrowings, loans payable (other than loans from associates), tax liabilities.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(31) DISCONTINUING OPERATIONS

During the year ended 30 June 2004, the economic entity continued to wind down the operations which were discontinued in prior periods, and it is noted that progressive asset sales are in progress in relation to Germany, and exit options are still being progressed in relation to Austria. The cinema operations of both Germany & Austria were classified as discontinuing operations in previous financial years. The results of discontinuing cinema operations are included in the Exhibition business segment, the results of discontinuing old production operations are included in the Production business segment in 2003, and the results of discontinuing A-Live Worldwide operations are included in the Radio business segment in 2003. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	GERMANY 2004 $ '000	AUSTRIA 2004 $ '000	TOTAL EXHIBITION 2004 $ '000	TOTAL GROUP 2004 $ '000
(i) Financial Performance Information				
Sales revenue	-	10,664	10,664	10,664
Other revenue	486	106	592	592
Share of net profits (losses) of associates	-	-	-	-
Interest expense	-	21	21	21
Other expenses	9,073	13,595	22,668	22,668
Operating profit (loss) from discontinuing operations before tax	(8,587)	(2,846)	(11,433)	(11,433)
Income tax revenue (expense)	-	-	-	-
Operating profit (loss) from discontinuing operations after tax	(8,587)	(2,846)	(11,433)	(11,433)
(ii) Cash flow Information				
The consolidated net cash flows of the discontinuing operation during the reporting period were as follows:				
Net operating cash flows	(5,927)	(404)	(6,331)	(6,331)
Net investing cash flows	-	-	-	-
Net financing cash flows	-	-	-	-
Total net cash flows	(5,927)	(404)	(6,331)	(6,331)
(iii) Financial Position/Other Information				
Assets - carrying amount at balance date	2,912	1,500	4,412	4,412
Liabilities at balance date	5,272	5,847	11,119	11,119
Net assets (liabilities) at balance date	(2,360)	(4,347)	(6,707)	(6,707)
Net assets disposed of	-	-	-	-
Selling price of net assets disposed	-	-	-	-
Profit (Loss) on disposal of net assets	-	-	-	-
Tax expense (credit) relating to disposal of net assets	-	-	-	-
(iv) Expenditure commitments:				
Operating leases - minimum lease payments				
Payable within 1 year				4,073
Payable between 1 and 5 years				16,291
Payable after 5 years				54,465
				74,829

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(31) DISCONTINUING OPERATIONS CONTINUED

	THAILAND 2003 $ '000	INDIA 2003 $ '000	GERMANY 2003 $ '000	AUSTRIA 2003 $ '000	FRANCE 2003 $ '000	KOREA 2003 $ '000	MALAYSIA 2003 $ '000	TOTAL EXHIBITION 2003 $ '000	RADIO 2003 $ '000	PRODUCTION 2003 $ '000	TOTAL GROUP 2003 $ '000
(i) Financial Performance Information											
Sales revenue	-	-	-	11,541	-	-	-	11,541	11,776	-	23,317
Other revenue	-	(294)	1,774	50	-	133,938	5,557	141,025	-	-	141,025
Share of net profits (losses) of associates	-	-	-	-	-	4,946	-	4,946	-	-	4,946
Interest expense	-	-	-	-	-	-	-	-	224	-	224
Other expenses	-	67	12,538	14,587	589	47,730	5,731	81,242	23,045	3,000	107,287
Operating profit (loss) from discontinuing operations before tax	-	(361)	(10,764)	(2,996)	(589)	91,154	(174)	76,270	(11,493)	(3,000)	61,777
Income tax revenue (expense)	-	-	-	-	-	-	-	-	3,422	-	3,422
Operating profit (loss) from discontinuing operations after tax	-	(361)	(10,764)	(2,996)	(589)	91,154	(174)	76,270	(8,071)	(3,000)	65,199
(ii) Cash flow Information											
The consolidated net cash flows of the discontinuing operation during the reporting period were as follows:											
Net operating cash flows	-	-	(6,292)	(2,553)	(589)	(5,708)	-	(15,142)	(11,716)	-	(26,858)
Net investing cash flows	11,766	2,706	3,061	-	-	129,571	5,311	152,415	-	-	152,415
Net financing cash flows	(141)	-	-	-	-	-	-	(141)	-	-	(141)
Total net cash flows	11,625	2,706	(3,231)	(2,553)	(589)	123,863	5,311	137,132	(11,716)	-	125,416
(iii) Financial Position/Other Information											
Assets - carrying amount at balance date	-	-	14,259	1,479	-	-	-	15,738	5	-	15,743
Liabilities at balance date	-	-	8,364	3,174	-	-	-	11,538	-	-	11,538
Net assets (liabilities) at balance date	-	-	5,895	(1,695)	-	-	-	4,200	5	-	4,205
Net assets disposed of	-	-	-	-	-	47,729	-	47,729	-	-	47,729
Selling price of net assets disposed	-	-	-	-	-	131,794	-	131,794	-	-	131,794
Profit (Loss) on disposal of net assets	-	-	-	-	-	84,065	-	84,065	-	-	84,065
Tax expense (credit) relating to disposal of net assets	-	-	-	-	-	-	-	-	-	-	-
(iv) Expenditure commitments:											
Operating leases - minimum lease payments											
Payable within 1 year											3,877
Payable between 1 and 5 years											15,508
Payable after 5 years											55,994
											75,379

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(32) FINANCIAL INSTRUMENTS

(a) Terms, conditions and accounting policies

The economic entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at balance date, are as follows:

Recognised Financial Instruments

(i) Financial assets

Receivables - trade debtors:
Trade debtors are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable. Credit sales are normally settled on 30 day terms.

Receivables - associated entities and other advances:
Amounts (other than trade debts) receivable from associated entities and for other advances are carried at nominal amounts due. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

Secured and unsecured advances
Secured and unsecured advances are shown at cost. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

(ii) Financial liabilities

Trade and sundry creditors:
Creditors are recognised at amounts to be paid in the future for goods and services already received, whether or not billed to the economic entity and are normally settled on 30 day terms.

Accounts payable - associated and other entities:
Amounts owing to associated and other entities are carried at the principal amount. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

Secured and unsecured borrowings:
Borrowings are carried at the principal amount. Interest is recognised in the statement of financial performance on an accrual basis. Bank loans are repayable either monthly, quarterly, bi-annually, annually or at expiry with terms ranging from less than one year to greater than five years. While interest is charged either at the bank's floating rate or at a contracted rate above the Australian dollar BBSY rate, certain borrowings are subject to interest rate swaps. Refer interest rate swaps in the unrecognised financial instruments section below.

Details of security over bank loans is set out in Note 17.

Provision for dividends:
Dividends payable represents provision for a final dividend of Nil cents (2003: Nil cents) per Ordinary share and Nil cents (2003: Nil cents) per A Class Preference share for the financial year ended 30 June 2004.

Convertible Notes
Refer Note 17 for details in relation to convertible notes issued by the chief entity.

Finance lease liabilities:
Finance lease liabilities are accounted for in accordance with AASB 1008: Leases. As at balance date, the economic entity had finance leases with an average lease term of 3 years. The average discount rate implicit in the leases is 7% p.a.

(iii) Equity

Ordinary shares:
From 1 July 1998, Ordinary share capital has been increased based on the proceeds received from shares issued (less direct share issue costs), and decreased based on the buyback cost (including direct buyback costs). Prior to that date, Ordinary share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over Ordinary shares at balance date are set out in Note 20.

Preference shares:
From 1 July 1998, Preference share capital has been increased based on the proceeds received from shares issued (less direct share issue costs), and decreased based on the buyback cost (including direct buyback costs). Prior to that date, Preference share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over Preference shares at balance date are set out in Note 20.

Unrecognised Financial Instruments

Interest rate swaps:
The economic entity enters into interest rate swap or hedge agreements that are used to convert the variable interest rates attached to various of its specific facilities into fixed interest rates. The swaps are entered into with the objective of ensuring that earnings are not subject to wide fluctuations caused by fluctuating interest commitments and ensuring compliance with loan covenants. Interest rate swaps are not recognised in the financial statements.

At balance date, various entities within the economic entity had entered into interest rate swaps on debts totalling $922 million. These swaps covered approximately 88% of total borrowings of the economic entity drawn down at balance date. The majority of the swaps mature in the medium to long term.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(32) FINANCIAL INSTRUMENTS CONTINUED
(b) Interest rate risk
The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at balance date are as follows:

	FLOATING INTEREST RATE		FIXED INTEREST RATE MATURING IN: 1 YEAR OR LESS		OVER 1 YEAR TO 5 YEARS		MORE THAN 5 YEARS		NON-INTEREST BEARING		TOTAL CARRYING AMOUNT AS PER STATEMENT OF FINANCIAL POSITION		WEIGHTED AVERAGE EFFECTIVE INTEREST RATE	
FINANCIAL INSTRUMENTS	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 %	2003 %
(i) Financial assets														
Cash	110,076	177,730	-	-	-	-	-	-	-	-	110,076	177,730	4.11%	4.75%
Receivables - trade debtors	-	-	-	-	-	-	-	-	304,045	277,668	304,045	277,668	N/A	N/A
Receivables - associated entities and other advances	-	34,750	-	-	-	-	-	-	150,332	140,334	150,332	175,084	N/A	2.78%
Secured advances	24,294	26,810	-	-	-	-	-	-	-	-	24,294	26,810	4.42%	4.23%
Unsecured advances	-	-	-	-	-	-	-	-	33,434	24,401	33,434	24,401	N/A	N/A
Security deposits	101,611	104,948	-	-	-	-	-	-	1,128	5,930	102,739	110,878	0.75%	0.72%
Total financial assets	235,981	344,238	-	-	-	-	-	-	488,939	448,333	724,920	792,571		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	229,430	300,370	229,430	300,370	N/A	N/A
Accounts payable - associated and other entities	-	-	-	-	-	-	-	-	55,829	70,092	55,829	70,092	N/A	N/A
Secured and unsecured borrowings (refer Note 1)	64,093	46,533	258,080	100,000	639,615	69,063	60,349	1,012,141	-	-	1,022,137	1,227,737	6.19%	6.00%
Convertible notes	-	-	-	-	13,461	25,598	-	-	-	-	13,461	25,598	6.50%	6.50%
Finance lease liabilities	-	-	4,755	3,500	7,311	11,143	-	-	-	-	12,066	14,643	6.84%	6.83%
Interest rate swaps	-	-	-	-	-	-	-	-	-	-	*	*	N/A	N/A
Total financial liabilities	64,093	46,533	262,835	103,500	660,387	105,804	60,349	1,012,141	285,259	370,462	1,332,923	1,638,440		

N/A - not applicable for non-interest bearing financial instruments.
* not applicable since these financial instruments are not recognised in the financial statements.
Note 1. The majority of the economic entity's debt subject to a fixed interest rate is split between an interest rate swap and an interest rate cap. The floating market rate is applied to that proportion of the debt covered by the interest rate cap where it is less than the cap rate.

(32) FINANCIAL INSTRUMENTS CONTINUED

(c) Net fair values

The aggregate net fair values of financial assets and financial liabilities, both recognised and unrecognised, at the balance date, are as follows.

	TOTAL CARRYING AMOUNT AS PER STATEMENT OF FINANCIAL POSITION		AGGREGATE NET FAIR VALUE	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
Financial assets:				
Cash	110,076	177,730	110,076	177,730
Receivables - trade debtors	304,045	277,668	304,045	277,668
Receivables - associated entities and other advances	150,332	175,084	128,655	140,258
Secured advances	24,294	26,810	20,562	21,477
Unsecured advances	33,434	24,401	33,434	24,401
Security Deposits	102,739	110,878	97,492	104,699
Total financial assets	724,920	792,571	694,264	746,233
Financial liabilities:				
Trade and sundry creditors	229,430	300,370	229,430	300,370
Accounts payable - associated and other entities	55,829	70,092	55,829	70,092
Secured and unsecured borrowings	1,022,137	1,227,737	925,356	1,131,014
Convertible notes	13,461	25,598	13,050	24,874
Finance lease liabilities	12,066	14,643	12,020	13,700
Interest rate swaps (refer Note 1)	*	*	6,353	49,771
Total financial liabilities	1,332,923	1,638,440	1,242,038	1,589,821

* not applicable since these financial instruments are not recognised in the financial statements.

Note 1. A major swap represented $48 million of the unrecognised interest rate swap liability as at 30 June 2003. Valuations performed subsequent to that balance date indicated that the liability had reduced significantly to $7.3m by 31 August 2003 in accordance with an increase in market interest rates. No significant movement has been noted in respect of swaps outstanding at 30 June 2004 between the balance date and the date of this report.

Receivables from associated entities and other advances, secured advances and security deposits, are carried in excess of their net fair value. The Directors have decided not to write down these amounts since they expect to recover their full face values.

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments

Cash, cash equivalents and short-term deposits:

The carrying amount approximates fair value because of short-term maturity.

Receivables and accounts payable - current:

The carrying amount approximates fair value because of short-term maturity.

Receivables - non current:

The fair values of non current receivables are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of arrangements.

Dividends payable:

The carrying amount approximates fair value.

Borrowings - current:

The carrying amount approximates fair value because of short-term maturity.

Borrowings - non current:

The fair values of non current borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of arrangements.

Unrecognised financial instruments

Interest rate swaps:

The fair values of interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

(32) FINANCIAL INSTRUMENTS CONTINUED

(d) Credit risk exposures

The economic entity's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet. The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is as follows:

Interest rate swap contracts - limited to the net fair value of the swap agreements at balance date, being a liability of $6.4 million (2003: $49.8 million). Refer also note 1 to Note 32(c) above, which details a significant reduction in the net fair value of the 2003 swap liability subsequent to the 30 June 2003 balance date.

Concentrations of credit risk:

The majority of the value of the Production segment's trade debtors are with one entity, which is located in the United Kingdom. This trade accounts receivable amount is guaranteed by a substantial wholly-owned subsidiary of the United Kingdom entity's parent company. That parent entity is listed on the New York Stock Exchange, and there are a large number of underlying customers which make up this trade accounts receivable amount within the Production segment, which are located in a large number of countries.

In relation to the remaining segments, the Company minimises concentrations of credit risk in relation to trade accounts receivable by undertaking transactions with a large number of customers within the specified industries. The customers in the remaining segments are mainly concentrated in Australia. Refer also to Note 30 - Segment reporting.

Concentrations of credit risk on trade accounts receivable arise in the following industries:

	MAXIMUM CREDIT RISK EXPOSURE FOR EACH CONCENTRATION	
	PERCENTAGE OF TOTAL TRADE DEBTORS	CONSOLIDATED TOTAL BALANCE
	2004	2004
INDUSTRY SEGMENT:	%	$ '000
Exhibition	9	28,652
Theme parks	4	13,448
Radio	18	53,727
Production	67	202,210
Distribution	-	-
Other	2	6,008
	100	304,045

Credit risk in trade receivables is managed in the following ways:
- payment terms are generally 30 days;
- a risk assessment process is used for customers over $50,000.

(33) NON-DIRECTOR RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the financial year and were conducted on normal commercial terms and conditions unless otherwise stated:

(a) Immediate Parent Entity

Immediate parent entity is Village Roadshow Corporation Limited which is incorporated in Australia. The ultimate parent entity is Positive Investments Pty. Limited which is incorporated in Australia.

(b) Controlled entities:

The company and Austereo Group Limited entered into an intercompany agreement in 2001 for the provision of corporate services that will maintain the relationship between Village Roadshow and Austereo in a manner that is consistent in all material respects with past practices. The results of the economic entity for the period include an amount of $250,000 (2003: $250,000) received by the company in respect of this agreement.

During the financial year, Austereo Group Limited recorded sales revenue of $1,159,000 (2003 $3,425,000) from the Village Roadshow Ltd. group and a further $1,645,000 (2003: $3,307,000) from the Roadshow Distributors Pty. Ltd. group (included in Sales revenue disclosures for associated entities below).

(33) **RELATED PARTY TRANSACTIONS** CONTINUED

(c) **Associated entities:**

Revenues and expenses

The following transactions with associated entities were included in the determination of the operating profit before tax for the year (material amounts have been separately identified):

	CONSOLIDATED	
	2004	2003
	$ '000	$ '000
Dividend and trust distribution revenue:		
Sea World Property Trust	14,205	5,826
Tri-Village Developments BV	7,112	-
Other	1,701	2,106
	23,018	7,932
Interest revenue (refer note 1)		
Warner Village Investments Limited	-	7,417
Other	1,043	15
	1,043	7,432
Management & service fee revenue	3,675	10,036
Commissions & fee revenue	30	29
Royalty revenue	-	-
Sales revenue	3,317	5,511
Borrowing costs paid	1,174	911

Note 1 - refer note 32(b) for interest rate risk on loans to associated entities.

Effective 30 June 2004, the Village Roadshow Ltd. economic entity sold its investment in the Roadshow Unit Trust to Roadshow Distributors Pty. Ltd., for a total consideration of $24.965 million. The consideration was based on a valuation which utilised the same methodology as used in a recent independent valuation of the Roadshow Unit Trust. The Village Roadshow Ltd. economic entity has eliminated the profit on this transaction.

(d) **Material Contracts with Executives (other than Specified Executives)**

Mr. B. Berman, the Chairman and Chief Executive Officer of the Group's film production activities, is entitled while he works for the Group to a bonus equal to 2.5% (2003: 2.5%) of the Group's adjusted film production profits, capped at a maximum of US$750,000 per annum, as part of the remuneration for his employment. If Village Roadshow Pictures is floated or sold during the employment of Mr. Berman, he will be entitled to 2.5% of the equity (at no cost) or sales proceeds, respectively.

(34) **EMPLOYEES**

The number of full-time equivalents employed as at 30 June 2004 is 1,292 (2003: 1,288).

(35) **BORROWING COSTS**

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
The amounts of borrowing costs paid or payable which have been recognised during the financial year as part of the carrying amounts of assets are as follows:				
Other	-	96	-	-

The interest rate used to determine capitalised borrowing costs was n/a (2003: 5.0%).

(36) IMPACTS OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, Village Roadshow Limited must comply with Australian equivalents of International Financial Reporting Standards ("IFRS") as issued by the Australian Accounting Standards Board. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

This financial report has been prepared in accordance with Australian accounting standards and other Australian financial reporting requirements ("Australian GAAP"). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the company's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons, Village Roadshow Limited has not quantified the effects of the differences discussed below. Further, no attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the Group's financial reports in the future. The potential impacts on the company's financial performance and financial position of the adoption of Australian equivalents of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of the IFRS standards and the date of preparing this report. The impact on future years will depend on the particular circumstances prevailing in those years.

Village Roadshow Limited has established a steering committee to manage the transition to IFRS reporting. The company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As a result of these procedures, Village Roadshow Limited has graded impact areas as either high, medium or low and will address each of the areas in order of priority as represented by the gradings. Priority has been given to considering the preparation of an opening balance sheet in accordance with Australian equivalents to IFRS as at 1 July 2004.

The key potential implications of the conversion to Australian equivalents of IFRS on Village Roadshow Limited identified to date are as follows:

Intangible assets

Under the Australian equivalent to IAS 3: Business Combinations, amortisation of goodwill will be prohibited, and will be replaced by annual impairment testing focusing on the cash flows of the related cash generating unit or entity. This will result in a change to the current accounting policy, under which goodwill is amortised on a straight-line basis over the period during which the benefits are expected to arise and not exceeding a period of 20 years.

Impairment of assets

Tangible assets and intangible assets with finite useful lives

Under the Australian equivalent to IAS 36: Impairment of Assets, an assessment of all assets (both current and non-current, but excluding intangible assets with indefinite useful lives) for impairment triggers will be made annually and impairment testing performed at the individual asset or cash generating unit level as appropriate. The method of recognising impairment losses will differ depending on the classification of the related asset. This differs to the current accounting policy which applies recoverable amount testing to non-current assets only, based on a class of assets assessment. Further, IAS 36 requires that in the determination of value in use, pre-tax cash flows and an asset specific pre-tax discount rate are required to be used. This differs from the current accounting policy which determines recoverable amount by reference to after-tax cash flows and the after-tax weighted average cost of capital.

Intangible assets with indefinite useful lives

Under the Australian equivalent to IAS 36: Impairment of Assets, intangible assets with an indefinite useful life must be tested annually for impairment. Intangible assets with a finite useful life must be tested when indicators of potential impairment are present. In the determination of value in use, pre-tax cash flows and an asset specific pre-tax discount rate are required to be used. This differs from the current accounting policy which determines recoverable amount by reference to after-tax cash flows and the after-tax weighted average cost of capital.

Income tax

Under the Australian equivalent to IAS 12: Income Taxes, deferred tax balances are determined using the 'balance sheet' method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the Statement of Financial Position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity. This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss, and current and deferred taxes cannot be recognised directly in equity.

Derivatives and hedging

Under the Australian equivalent to IAS 39: Financial Instruments: Recognition and Measurement, financial instruments must be recognised in the Statement of Financial Position and all derivatives must be carried at fair value. Further, in order to qualify for hedge accounting, certain strict designation, effectiveness and documentation criteria must be satisfied.

Equity accounting

Under the Australian equivalent to IAS 28: Investments in Associates, an investor's interest in an associate includes the carrying amount of the investment together with any long-term interests that, in substance, form part of the investors investment in the associate (e.g. long term loans). Losses recognised under the equity method in excess of the investor's investment in ordinary shares are applied to the other components of the investor's interest in an associate in the reverse order of their priority in liquidation. This may result in a change to the current accounting policy should long term receivables with associates be considered part of the interest in the associate.

Foreign currency translation

Under the Australian equivalent to IAS 21: The Effects of Changes in Foreign Exchange Rates, each entity is required to determine its functional currency and measure its results and financial position in that currency. In addition, an entity must select a presentation currency which may or may not be its functional currency. Any individual entity within the consolidated group whose functional currency differs from the presentation currency must translate assets and liabilities at the closing rate, and profit and loss items at the rate applied at the date of the transaction. Exchange differences are to be recognised as a separate component of equity. Should a foreign entity subsequently be sold, any accumulated translation difference in equity must be recognised in the Statement of Financial Performance. This accounting practice is not permitted under the current Australian accounting standards, which requires any accumulated translation difference to be taken directly to retained earnings rather than being recycled through the profit and loss account.

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

In the opinion of the Directors -

(a) the financial statements and notes of the Company and of the Consolidated Entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Signed) G.W. Burke
Director

Melbourne, 3 September 2004

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Village Roadshow Limited

Scope

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the company and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Village Roadshow Limited is in accordance with:

(a) the *Corporations Act 2001*, including:
  (i) giving a true and fair view of the financial position of Village Roadshow Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and
  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and
(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

D R McGregor
Partner
Melbourne
3 September 2004

Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW)

Annexure 4 - Pro forma statement of financial position of VRL as at 30 June 2004 based on a buy-back of 43m Ordinary Shares at $93.45m (including legal, brokerage and other costs)

VILLAGE ROADSHOW LIMITED
FILE No. 82-4573

VILLAGE ROADSHOW LIMITED GROUP
PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT 30 JUNE 2004

		Audited Results June 2004 A$000	Buy Back Adjustments A$000	Proforma Adjusted Position A$000
Current Assets		$702,128		$702,128
Total Current Assets		$702,128		$702,128
Non-current Assets				
Receivables		$198,236	$(29,100)	$169,136
Investments (equity accounted)		$105,221		$105,221
Other financial assets		$7,601		$7,601
Other property, plant & equipment (net)		$251,547		$251,547
Intangibles (net)		$74,105		$74,105
Deferred tax assets		$24,916		$24,916
Radio licences (net)		$464,635		$464,635
Film library (net)		$523,104		$523,104
Security deposits		$102,739		$102,739
Other		$9,046		$9,046
Total Non-current Assets		$1,761,150	$(29,100)	$1,732,050
Total Assets		$2,463,278	$(29,100)	$2,434,178
Current liabilities		$534,516		$534,516
Total Current Liabilities		$534,516		$534,516
Non-current liabilities				
Payables		$53,750		$53,750
Interest bearing liabilities	- excl convertible notes	$765,216	$64,350	$829,566
	- convertible notes	$13,461		$13,461
Deferred and other tax liabilities		$127,191		$127,191
Provisions (excluding tax liabilities)		$17,888		$17,888
Other (includes unearned income)		$2,538		$2,538
Total Non-current Liabilities		$980,044	$64,350	$1,044,394
Total Liabilities		$1,514,560	$64,350	$1,578,910
Net Assets		$948,718	$(93,450)	$855,268
Equity				
Parent entity interest:				
Capital/ contributed equity	- excl convertible notes	$755,351	$(93,450)	$661,901
	- convertible notes	$14,866		$14,866
Reserves		$(58,987)		$(58,987)
Retained profits		$115,347		$115,347
Equity attributable to members of the parent entity		$826,577	$(93,450)	$733,127
Outside equity interests in controlled entities		$122,141		$122,141
Total Equity		$948,718	$(93,450)	$855,268

The proforma assumes a buy back of 43 million ordinary shares with a market price per share of $2.15

This, together with costs of approx. $1 million results in an expected total cost of $93,450

The expected total cost will be funded from
1. Any proceeds from the sale of Taiwan
2. Use of new cinema borrowings.

Assumes no buy back of A Class preference shares

The expected after tax annual cost of these new borrowings is $2,815

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

General Meeting

Proxy Form

Village Roadshow Limited
ABN 43 010 672 054

Mark this box with an 'X' if you have made any changes to your address details

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 302 106
(outside Australia) 61 2 9240 7460
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

VRL

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Village Roadshow Limited and entitled to attend and vote at the General Meeting hereby appoint

the Chairman of the General Meeting (mark with an 'X') **OR**

If you are not appointing the Chairman of the Meeting as your proxy, please write here the full name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy.

or failing the person or body corporate named, or if the person or body corporate named does not attend the General Meeting, the Chairman of the General Meeting, as my/our proxy to act generally at the General Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Village Roadshow Limited to be held in the Grand Ballroom, Second Floor, Brisbane Marriott Hotel, 515 Queen Street, Brisbane on Friday, 8 October 2004 at 11.00am (Brisbane time) and at any adjournment of the General Meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Resolution 1	That the terms of the Buy-Back Agreements (as defined in the Booklet contained in the Notice of this Meeting) are approved for the purposes of Section 257C(1) of the Corporations Act.			

The Chairman of the General Meeting intends to vote all undirected proxies in favour of the resolutions.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on that item and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** Please state the percentage of your voting rights or the number of Shares for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name | Contact Daytime Telephone | Date / /

VRL

007160 V_00BKHB

VOTING ELIGIBILITY AND PROCEDURES

1. Because both Ordinary Shareholders and Preference Shareholders are entitled to vote, if you hold both Ordinary Shares and Preference Shares you will be entitled to vote the aggregate number of those shares on the resolution.
2. There are no voting restrictions. All Ordinary Shareholders and Preference Shareholders as at the Voting Entitlement Time will be entitled to vote on the resolution.
3. On a poll, each holder of Ordinary Shares or Preference Shares or both, who is present in person, by proxy, representative or attorney is entitled to one vote for every Ordinary Share and/or Preference Share held.

APPOINTMENT OF PROXIES

1. Each Shareholder may appoint a proxy to attend and vote on their behalf. If a Shareholder is entitled to cast 2 or more votes, they may appoint 1 or 2 proxies. If more than one proxy is appointed:
   (a) the appointor may specify the proportion or number of votes each proxy is appointed to exercise but if the appointor does not do so, each proxy may exercise half the votes; and
   (b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).
2. A proxy need not be a member of VRL.
3. In the case of joint holders all should sign the proxy form.
4. In the case of corporations, proxies must be executed in accordance with Section 127 of the Corporations Act 2001or signed by an authorised officer or attorney.
5. To be valid, this Proxy Form if signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney, unless previously noted on behalf of VRL.
6. If the abstention box on this Proxy Form for any item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.
7. If this Proxy Form is signed by the Shareholder but does not name the proxy in whose favour it is given, or the proxy does not attend the General Meeting, the Chairman may either act as proxy or complete the proxy by inserting the name of a Director.
8. The Chairman of the General Meeting intends to vote all undirected proxies from Shareholders in favour of the resolution to be voted on at the General Meeting.
9. To be valid, this proxy form must be completed and deposited so that it is **received not later than 7.00 pm Melbourne Time on Wednesday 6 October 2004.** Completed proxy forms can be lodged at:

The Company's share registry:
using the reply paid envelope provided - Computershare Investor Services Pty Limited Reply Paid 242, Melbourne, Victoria 3001
by hand - Computershare Investor Services Pty Limited 452 Johnston Street Abbotsford Melbourne, Victoria 3067
or by facsimile - +613 9473 2555

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Report

Your Directors submit their report for the year ended 30 June 2004.

DIRECTORS
The names of the Directors of the Company in office during the financial year and until the date of this report are:

Directors:
Robert G. Kirby (Chairman)
John R. Kirby
Graham W. Burke
Peter E. Foo
Peter M. Harvie
William J. Conn
D. Barry Reardon
Peter D. Jonson

The qualifications, experience and special responsibilities of the Directors are disclosed on pages 5 and 6 of the Annual Report.

As at the date of this report, the relevant interests of the directors in the shares and options of the company and related bodies corporate were as follows:

Name of Director	Village Roadshow Corporation Limited		Village Roadshow Limited			Austereo Group Limited
	Ordinary Shares	Preference Shares	Ordinary Shares	Preference Shares	Ordinary Options	Ordinary Shares
Robert G. Kirby	6,878,706	41,972	118,619,515	-	-	251,562,594
John R. Kirby	6,878,706	41,972	118,619,515	-	-	251,616,054
Graham W. Burke	6,878,956	41,972	118,619,515	-	6,000,000	251,562,594
Peter E. Foo	-	-	-	-	-	-
Peter M. Harvie	-	-	257,400	242,900	-	1,030,001
William J. Conn	-	-	191,563	1,153,019	-	-
Peter D. Jonson	-	-	10,000	33,236	-	-
D. Barry Reardon	-	-	10,000	8,552	-	-

PRINCIPAL ACTIVITIES
The principal activities of the economic entity during the financial year were:
* Cinema Exhibition
* FM Radio Operations
* Film Production
* Theme Park Operations
* Film, DVD and Video Distribution

REVIEW OF OPERATIONS AND RESULTS
Profit from ordinary activities before tax was $99.4 million, an increase of 159% compared to the profit of $38.4 million for the previous corresponding period. After tax and outside equity interests, the net profit attributable to members of Village Roadshow Limited was $52.2 million, compared to a loss of $26.0 million in the previous corresponding period.

After excluding specific items and discontinuing operations, the attributable net profit for the period was $68.5 million (2003 $61.1 million).

Total assets of the group decreased by $441.4 million compared to 30 June 2003, which was mainly as a result of reductions in the net Film Library of $339.0 million, cash assets of $67.7 million and net property, plant & equipment of $29.2 million.

Revenues from ordinary activities and share of net profit of associates and joint venture entities increased by 24% to $2,257.7 million from the previous year's comparable revenue of $1,813.9 million. The increase was mainly due to the inclusion of a full year's revenue from Village Roadshow Films (BVI) Ltd. in the year ended 30 June 2004 compared to a five month contribution in the year ended 30 June 2003, which was partly offset by a reduction in revenues relating to specific items and discontinuing operations in the year ended 30 June 2004.

DIVIDENDS
The Directors do not recommend payment of a dividend. There were no dividends paid during the year.

EARNINGS PER SHARE
Basic earnings per share were 22.23 cents (2003 negative 11.06 cents) and before specific items and discontinuing operations, basic earnings per share were 29.17 cents (2003 25.96 cents). There were no potential ordinary shares that were dilutive in the years ended 30 June 2004 or 30 June 2003.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS
Total shareholders' equity of the economic entity decreased by $129.3 million to $948.7 million during the year. This was attributable to decreases in share capital of $169.9 million (mainly related to the buybacks of A Class Preference shares), partly offset by increases in retained profits of $10.0 million, reserves of $29.1 million and outside equity interests of $1.5 million.

Retained profits increased by $10.0 million mainly as a result of the net profit of $52.2 million, partly offset by transfers from the foreign currency translation reserve of negative $42.8 million (in relation to realised losses that had been taken up in that reserve prior to realisation). The foreign currency translation reserve increased by $29.1 million mainly as a result of the transfer of realised losses of $42.8 million to retained profits.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Report continued

EVENTS SUBSEQUENT TO REPORTING DATE
Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

Subsequent to 30 June 2004, in accordance with a notification to Australian Stock Exchange Ltd. on 16 June 2004, Village Roadshow Ltd. bought back a further 23,005,797 Ordinary shares on market, for a total consideration of $45,306,943. This was in addition to the 484,203 Ordinary shares bought back prior to 30 June 2004.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS
It is anticipated that the economic entity's diversified businesses will continue to operate profitably.

SHARE OPTIONS
Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 20 of the Financial Report. Details of share and option transactions in relation to Directors of the economic entity are set out in Note 26 of the Financial Report.

INDEMNIFYING AND INSURANCE OF OFFICERS AND AUDITORS
Since the commencement of the financial year, the Company has not, in respect of any person who is or has been an officer or auditor of the Company or related body corporate, indemnified or made any relevant agreement for indemnifying against a liability (including costs and expenses incurred in successfully defending legal proceedings) incurred as an officer or auditor, nor has the Company paid or agreed to pay a premium for insurance against any such liabilities incurred as an officer or auditor other than an un-allocated group insurance premium of $947,495 (2003 $560,195) which has been paid to insure each of the Directors and secretaries of the Company against any liabilities for costs and expenses incurred in defending any legal proceedings arising out of their conduct as officers of the Company or related body corporate, other than conduct involving wilful breach of duty.

CORPORATE GOVERNANCE STATEMENT
The statement set out on pages 7 to 12 of the Annual Report summarises the Company's key corporate governance practices that were in place during the financial year.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS
The Remuneration Committee of the Board of Directors is responsible for determining compensation arrangements for the Directors. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions (with the assistance of external consultants) with the overall objective of ensuring maximum shareholder benefits from the attraction and retention of a high quality Board. The Chairman, Deputy Chairman, Managing Director and Finance Director are responsible for determining the compensation arrangements for senior executives using similar criteria.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of Executive Directors' emoluments to the Company's financial and operational performance. All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth and other performance indicators.

The total cash remuneration of independent directors (being directors' fees not paid to anyone in an executive capacity) is distinguished from that of executive directors and is approved in aggregate by shareholders in general meetings from time to time.

The income paid or payable, or otherwise made available in respect of the financial year to all Directors of Village Roadshow Limited, directly or indirectly, from the entity or any related party was as follows:

Name of Director	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	Equity-based Compensation $	**Total 2003/2004 $**	Total 2002/2003 $
Robert G. Kirby	1, 5	1,190,160	298,700	91,149	200,279	-	**1,780,288**	1,672,970
John R. Kirby	1, 5	1,190,160	298,700	91,149	193,223	-	**1,773,232**	1,701,702
Graham W. Burke	1, 3, 5	1,190,160	298,700	91,149	176,031	222,626	**1,978,666**	1,953,934
Peter E. Foo		1,063,246	496,000	34,254	46,268	-	**1,639,768**	1,380,443
Peter M. Harvie	2,4	585,792	100,000	25,000	81,363	-	**792,155**	685,110
William J. Conn		88,072	-	7,928	-	-	**96,000**	96,000
Peter D. Jonson		66,056	-	5,944	20,813	-	**92,813**	88,739
D. Barry Reardon		126,000	-	-	-	-	**126,000**	174,513

Notes:
1. Bonus amounts represent 2003/04 bonus due and payable. Director bonuses are calculated by reference to a cash flow return on investment measure together with a formula to reward superior weighted average share price and market capitalisation growth.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position.
3. In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke. Two million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The above options were granted in accordance with the terms of Mr. Burke's Employment Contract dated November 2000. Refer to option valuation disclosures below.
4. Includes non-monetary benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.
5. With effect from 1 July 2004, the Remuneration Committee of the Board of Directors approved an increase in Base Salary for each of Messrs R.G. Kirby, J.R. Kirby and G.W. Burke to $1,550,000 per annum.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS (continued)

The income paid or payable, or otherwise made available in respect of the financial year, to the 5 most highly paid executive officers of the Company, directly or indirectly, from the entity or any related party was as follows:

Name of Executive Officer	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	Termination Payment $	**Total 2003/2004 $**	Total 2002/2003 $
Gregory Basser	1,5	1,132,266	250,000	36,754	7,435	-	**1,426,455**	1,732,063
Tony N. Pane		956,178	250,000	11,002	-	-	**1,217,180**	1,171,971
Simon T. Phillipson		374,447	200,000	33,675	9,260	-	**617,382**	580,953
Philip S. Leggo		360,508	140,000	32,419	56,951	-	**589,878**	528,028
Julie E. Raffe		277,648	140,000	24,938	97,639	-	**540,225**	465,816

The income paid or payable, or otherwise made available in respect of the financial year, to the 5 most highly paid executive officers of the Village Roadshow Limited consolidated entity, directly or indirectly, from the entity or any related party was as follows:

Name of Executive Officer	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	Termination Payment $	**Total 2003/2004 $**	Total 2002/2003 $
Bruce Berman	3	1,961,460	-	38,231	61,469	-	**2,061,160**	2,774,978
Brian L. Bickmore	2, 4,5	363,431	75,000	8,017	40,036	1,535,373	**2,021,857**	833,931
Gregory Basser	1,5	1,132,266	250,000	36,754	7,435	-	**1,426,455**	1,732,063
Tony N. Pane		956,178	250,000	11,002	-	-	**1,217,180**	1,171,971
Steven Krone	3,5	824,588	262,369	38,231	57,973	-	**1,183,161**	1,238,984

Notes:
1. Bonus amount relates to amounts paid pursuant to discretionary consulting agreement.
2. Amounts paid by Austereo Group Limited in relation to Executive position.
3. Amounts paid by Village Roadshow Pictures Entertainment Inc in relation to Executive positions.
4. Includes annual and long service leave entitlements together with executive retirement payment and non-compete termination payment.
5. Includes non-monetary benefit for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans as appropriate.

In the opinion of Directors, remuneration paid to Directors and senior executives is considered reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive.

The various share and option interests of all Directors of the Company at the date of this report are set out above.

Option valuation methodology

The Company has used the fair value measurement provisions of AASB 1046 "Director and Executive Disclosures for Disclosing Entities" and the pending AASB 2 "Share-based Payment" prospectively for all options granted to directors and relevant executives, which have not vested as at 1 July 2003. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e. forfeitures).

From 1 July 2003, options granted as part of director and executive emoluments have been valued using the Black Scholes option-pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. See below for further details.

The fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used for grants made on 15 May 2001:

Expected volatility: 30%
Historical volatility: 30%
Risk-free interest rate: 5.53% (options vesting 15 May 2004) and 5.66% for the remainder
Expected life of options: 5 years (options vesting 15 May 2004) and 6 years for the remainder

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The resulting fair values per option for those options vesting after 1 July 2003 are:

Number of options	**Grant date**	**Vesting date**	**Fair value**
2,000,000	15 May 2001	15 May 2004	$0.172
2,000,000	15 May 2001	15 May 2005	$0.152
2,000,000	15 May 2001	15 May 2006	$0.107

Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $222,626 for the 2004 financial year (2003: $233,287). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Report continued

DIRECTORS' MEETINGS

The following statement sets out the attendance of Directors at formal Directors' meetings and committee of Directors' meetings held during the period the Director held office:

Name of Director	Number of Meetings Held While in Office				Number of Meetings Attended			
	Formal	Audit	Remuneration	Nomination	Formal	Audit	Remuneration	Nomination
Graham W.Burke	10	-	2	-	10	-	2	-
William J. Conn	10	2	2	1	9	2	2	1
Peter E. Foo	10	-	-	-	10	-	-	-
Peter M. Harvie	10	-	-	-	7	-	-	-
Peter D. Jonson	10	2	-	-	9	2	-	-
John R. Kirby	10	-	-	1	9	-	-	1
Robert G. Kirby	10	-	-	-	9	-	-	-
D. Barry Reardon	10	2	2	1	7	2	2	1

Informal procedural meetings attended by a minimum quorum of three Directors to facilitate document execution and incidental matters are not included in determining the number of Directors' meetings held.

TAX CONSOLIDATION

A description of the economic entity's position in relation to Australian Tax Consolidation legislation is set out in Note 4 of the Financial Report.

ROUNDING

The amounts contained in this report and in the financial statements have been rounded (where applicable) to the nearest thousand dollars under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors at Melbourne this 3rd day of September 2004.

Signed) G.W. Burke
Director

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Profiles

Robert G Kirby
Chairman, Executive Director, Age 53

First joined the Board in August 1988, reappointed July 2001

Holds a Bachelor of Commerce with 30 years experience in the entertainment and media industry. Through the launch of Roadshow Home Video, Mr. Kirby was the driving force behind the Australian video revolution of the 1980's and 1990's. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Director Austereo Group Limited and Chairman of Village Roadshow Corporation Limited. Currently Deputy Chairman of Peter MacCallum Cancer Foundation and Member of Patrons Council, Epilepsy Foundation, and Patron of Victorian Arts Centre.

Member Executive Committee
Chairman Nomination Committee

John R Kirby
Deputy Chairman, Executive Director, Age 57

Member of the Board since August 1988

Holds a Bachelor of Economics and is a Certified Practising Accountant with over 30 years experience in the industry. Deputy Chairman of Village Roadshow Limited 1994 to 1998, and from May 2002. Chairman Village Roadshow Limited 1990 to 1994 and 1999 to 2002. Director, Austereo Group Limited, Sea World Management Limited and Village Roadshow Corporation Limited.

Member Executive Committee

Graham W Burke
Managing Director, Executive Director, Age 62

Member of the Board and Managing Director since September 1988

Managing Director Village Roadshow Limited, a position he has held since 1988 with unrivalled experience in the entertainment and media industries. Mr Burke has been one of the strategic and creative forces behind Village Roadshow's development and founded Roadshow Distributors with Roc Kirby. He was also a founding director of radio station 2Day FM, and spent four years as the original Commissioner of the Australian Film Commission. Director Austereo Group Limited, Sea World Management Limited and Village Roadshow Corporation Limited.

Chairman Executive Committee
Member Remuneration Committee

Peter E Foo
Finance Director, Executive Director, Age 49

Member of the Board since February 1998

Holds a Bachelor of Economics with 25 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and has served as Finance Director since 1998. Director Austereo Group Limited, Sea World Management Limited and all Village Roadshow's major subsidiaries.

Member Executive Committee

Peter M Harvie
Executive Director, Age 65

Member of the Board since June 2000

Executive Chairman, Austereo Group Limited with over 45 years experience in the advertising, marketing and media industries. First entered radio in 1993 as Managing Director of the Triple M network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of Clemenger Harvie from 1974 to 1993. Serves on the Board of other Austereo joint ventures and is a Director, Mazda Foundation Limited and Art Exhibitions Australia Limited.

Member Executive Committee

William J Conn
Independent Non-Executive Director, Age 58

Member of the Board since March 1992

Holds a Bachelor of Commerce (Hons) from the University of Melbourne and a MBA from Columbia University. Mr Conn has over 35 years experience in investment banking with Potter Warburg Limited and McIntosh Securities Limited. He is Chairman of Grand Hotel Group, Palm Springs Limited and the Foundation for Young Australians. He is Director of the National Academy of Music and is a consultant to Merrill Lynch International (Australia) Limited.

Chairman Audit Committee
Chairman Remuneration Committee
Member Nomination Committee

Peter D Jonson
Independent Non-Executive Director, Age 58

Member of the Board since January 2001

Holds a Bachelor of Commerce and Master of Arts Ph D from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services; and Chairman, ANZ Funds Management. Currently Chair of Australian Institute for Commercialisation Ltd and Cooperative Research Centre for Microtechnology and its subsidiary companies. Serves on the Boards of other companies including Sequoia Capital Management Ltd and Pro Medicus Ltd.

Member Audit Committee

D Barry Reardon
Independent Non-Executive Director, Age 73

Member of the Board since March 1999

Holds a Bachelor of Arts, Holy Cross College and MBA, Trinity College. Over 30 years in the motion picture business. Currently Executive Vice President and Assistant to the President, Paramount Pictures. Between 1978 and 1999, Mr Reardon held the positions of Executive Vice President, General Cinema Theatres and President, Warner Bros. Distribution. Serves on the board of various United States companies and organisations and is a Director of Village Roadshow Pictures International Pty Ltd.

Member Audit Committee
Member Remuneration Committee
Member Nomination Committee

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Corporate Governance Statement

The following statement sets out a summary of the Company's corporate governance practices that were in place during the financial year in accordance with Listing Rule 4.10.3 and how those practices relate to the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Stock Exchange Corporate Governance Council ("ASX Recommendations").

In ensuring the highest standards of ethical behaviour and accountability, the Board has included in its corporate governance policies those matters contained in the ASX Recommendations where applicable. However, the Board also recognises that full adoption of the above ASX Recommendations may not be practical nor provide the optimal result given the particular circumstances and structure of the Company.

Board of Directors – Role and Responsibilities
The role of the Board is to provide leadership and direction to management and to agree with management the aims, strategies and policies of the Company. It is also responsible for the overall corporate governance of the Company.

In particular, the functions and responsibilities of the Board include:

- Final approval of corporate strategy and performance objectives;
- Reviewing and ratifying of the risk management and internal control framework, codes of conduct and legal and other internal compliance programs;
- Approval and monitoring of significant capital expenditure, capital management, acquisitions and divestitures in excess of A$10m;
- Approval and monitoring of significant financial and other reporting;
- Appointment and removal of the Managing Director; and
- Monitoring compliance with corporate governance policies and assessing the appropriateness and adequacy of corporate governance policies and implementing changes or additions that are deemed fitting.

In fulfilling this responsibility the Board is supported by a number of committees whose composition is reviewed periodically. All Board Committees provide recommendations to the Board however the Executive Committee has specific powers delegated to it by the Board. With the exception of the Executive Committee, all Committees shall comprise a majority of Independent Directors and shall be suitably resourced.

Board of Directors – Composition and Membership
The composition of the Board is determined in accordance with the following principles:

- The Board shall comprise at least six Directors with an appropriate balance of Executive, Independent and Shareholder Directors, the definitions of which are:

  Executive Director — one in full time employment by the Company, either directly or through a consultancy;

  Independent Director — one who is not a substantial shareholder or associated directly with a substantial shareholder, is non-executive and is not or has not been employed in an executive capacity nor principal of a material professional advisor or consultant within the last 2 years, is not a material supplier or customer, has no material contractual relationship other than as a director, is free from any interest or business or relationship which could reasonably be perceived to materially interfere with the director's ability to act in the best interests of the Company and who derives minimal or zero income (excluding Directors' Fees) from the Company compared to income from other sources;

  Shareholder Director — one with a prescribed direct, indirect or representative shareholding interest exceeding 5% of the total issued ordinary capital of the Company;

- The Board shall comprise Directors with an appropriate range of qualifications and specific industry expertise that will enable them to make a contribution to the deliberations of the Board.

- The Board shall meet at least six times per year. Meeting guidelines ensure that Directors are provided with all necessary information to participate fully in an informed discussion of all agenda items.

- Informal meetings of Independent Directors are held to discuss matters of mutual interest when necessary.

During the financial year the names of each Director, their respective role, appointment date and classification were:

Name	Role	Appointed	Classification
Robert G. Kirby	Chairman	July 2001	Shareholder, Executive
John R. Kirby	Deputy Chairman	August 1988	Shareholder, Executive
Graham W. Burke	Managing Director	September 1988	Shareholder, Executive
Peter E. Foo	Finance Director	February 1998	Executive
Peter M. Harvie	Executive Director	June 2000	Executive
William J. Conn	Non-executive Director	March 1992	Independent *
D. Barry Reardon	Non-executive Director	March 1999	Independent
Peter D. Jonson	Non-executive Director	January 2001	Independent

* Mr. Conn meets 6 of the 7 'independence' criteria as defined in Box 2.1 of the ASX Recommendations. Notwithstanding Mr. Conn has served as a Director for over 12 years, the Company does not consider that Mr. Conn's tenure on the Board of the Company in any way adversely impacts on his independence.

The Company's constitution sets out the procedures to be followed regarding:

- the appointment, number and rotation of the Directors;
- the appointment of the Managing Director; and
- procedures for Directors' meetings, including voting.

Membership of the Board is the exclusive responsibility of the full Board of Directors, subject to the approval of the Company's shareholders in general meeting, based on recommendations from the Nomination Committee.

A formal Letter of Appointment is provided to incoming Directors together with such appropriate induction as may be required by the incoming Director.

All Directors have access to the Company Secretary and are entitled to seek independent professional advice at the Company's expense, subject to the prior approval of the Chairperson, such approval not to be unreasonably withheld.

The Chairperson of the Company is determined by the Board of Directors, recognising the Company's ownership structure. In addition, the Board is comprised of a majority of Executive Directors. These matters are at variance to ASX Recommendations 2.1 and 2.2.

The Board is of the opinion that the executive roles of the Shareholder Directors (including the Chairperson) in the day to day operations of the Company adds value to the Company due to their material financial commitment and considerable experience in the Company's businesses. Notwithstanding the number of Independent Directors presently on the Board, the Company considers that there is adequate monitoring of the Executive Directors.

Audit Committee

The Company established an Audit Committee in 1991. In accordance with its Charter, all 3 members of the Audit Committee are Independent Directors with appropriate skills, expertise and experience. The Chairperson of the Audit Committee is an Independent Director who is not the chairperson of the Board. The Audit Committee reports directly to the Board.
The role and responsibilities of the Audit Committee includes:

- Reviewing all external reporting (published financial statements including interim statements and year-end audited statements, preliminary announcement of results prior to publication) with management and the external auditors prior to their approval by the Board, focusing in particular on:
  - Significant changes in accounting policies and practices;
  - Major judgmental areas and significant audit adjustments;
  - Adequacy and reliability of financial information provided to shareholders; and
  - Compliance with Statutory and Australian Stock Exchange reporting requirements;
- Discussing any matters arising from the audit with the external auditor;
- From 2003, seeking written representations from the Managing Director and Finance Director that the Company's financial reports present a true and fair view in all material respects of the Company's financial condition and operational results and are in accordance with relevant accounting standards;
- Reviewing the nomination, performance, independence and competence of the external auditor - Ernst & Young were appointed on 12 April 1989 and the audit partner was rotated off following completion of the 2003 financial year end audit;
- Approving the Internal Audit plan bi-annually and assessing the performance of the internal audit function;
- Receiving reports from the Corporate Governance and Compliance Committee and to assess the adequacy and effectiveness of the financial internal control framework and risk management procedures; and
- Discussing the scope and effectiveness of the audit with the external auditor.

During the financial year the Audit Committee comprised the following members with their respective appointment dates:

William J. Conn	August 1992	Chairman, Independent Director
D. Barry Reardon	April 2000	Independent Director
Peter D. Jonson	February 2001	Independent Director

The Audit Committee meets at least twice per year and the minutes of the Committee are provided to all Directors of the Company.

The Committee invites the audit partner to its meetings and senior Company executives as required. In addition the Audit Committee meets at least twice a year with the external auditor without management being present and the auditor is provided with the opportunity, at their request, to meet the Board of Directors without management being present.

Nomination Committee

The Company established a Nomination Committee in 1998. Prior to this, membership of and nominations to the Board had been the exclusive responsibility of the Board. In accordance with its Charter, the 3 members of the Nomination Committee include the Chairperson of the Company and comprise a majority of Independent Directors.

The role of the Nomination Committee is to monitor the composition of the Board in light of corporate governance best practice, and to periodically make recommendations to the full Board.

The responsibilities of the Nomination Committee include recommending new nominees to the Board, taking into account the required skill set, relevant industry expertise and experience of potential candidates to complement that of existing Board members. Consideration is also given to the size and shareholder structure of the Company such that an incoming director would be able to make an overall positive contribution to the deliberations of the Board without adversely impacting on efficient decision making by the Board as a whole.

During the financial year the Nomination Committee comprised the following members with their respective appointment dates:

Robert G. Kirby	May 2002	Chairman
William J. Conn	July 1998	Independent Director
D. Barry Reardon	April 2000	Independent Director

The Nomination Committee meets at least annually and the Board is appraised by the Chairperson as appropriate on any relevant developments. The Board has recognised that based on its size and composition, a formal committee structure and procedures may not be optimal, and accordingly, the Nomination Committee may meet informally, on a 'needs' basis as and when a suitable candidate may be available for nomination.

Given the Company's ownership structure and the composition of the Board, the assessment of the Board's overall performance and its own succession plan has been previously conducted informally by the Chairperson and Directors on an ad hoc basis. In August 2004 a formal evaluation process under the guidance of the Nomination Committee has been undertaken. Whilst this is at variance to ASX Recommendation 8.1 for the financial year ended June 2004, the Directors consider that at the date of this report an appropriate and adequate evaluation of Directors has been implemented.

Executive Committee

In 1990 the Board established an Executive Committee which monitors and reports on the major risks affecting each business segment and develops, subject to approval of the full Board, strategies to mitigate these risks. The Executive Committee deals with all other matters apart from those matters specifically reserved for the Board, or its Audit Committee, Nomination Committee and Remuneration Committee.

The key functions and responsibilities of this Executive Committee include:

- Development of the strategic plan which encompasses the Company's vision, mission and strategy statements and stakeholders' needs;
- Implementation of operating plans and budgets by management and monitoring progress against budget as well as monitoring all significant areas of the business;
- Approval and monitoring of capital expenditure, capital management, acquisitions and divestitures, and approval of contracts less than A$10m;
- Establishment of committees to monitor and report on all aspects of risk management including environmental issues and health and safety matters;
- Review cash flow projections and gearing;
- Treasury responsibility including advising the Board on liquidity, currency and interest rate risk and credit policies; and
- Review the Company's code of conduct and corporate governance compliance.

The Management of the Company's various business segments annually bring to the Executive Committee detailed budget proposals for consideration, the final consolidated version of which is submitted to the full Board of Directors in May each year.

The Executive Committee and various Divisional Boards of the Company's subsidiaries and associates derive their mandate and operate in accordance with the Group's formal Delegation of Authority document. The Delegation of Authority document is reviewed and updated on an annual basis, with major changes approved by the Board.

During the financial year the members of this Committee were:

Graham W. Burke	(Chairperson)	Robert G. Kirby	John R. Kirby
Peter E. Foo	Peter M. Harvie	Philip S. Leggo	Julie E. Raffe
Gregory Basser	Simon T. Phillipson	Tony N. Pane	Stuart Boxer
Tim Carroll			

The Executive Committee meets at frequent intervals.

Remuneration Committee

The Company established a Remuneration Committee in April 1994. The Committee's Charter provides for the review of remuneration of the Company's Executive Directors, including any equity participation by such Executive Directors.

The Committee comprises 3 Directors, the majority of whom are Independent Directors. The Committee invites senior management to meetings when requiring input on management and divisional performance.

The Committee makes recommendations on the remuneration of the Executive Directors with the overall objective of motivating and appropriately rewarding performance. The recommendations are made in line with the Company's present circumstances and goals to ensure maximum shareholder benefits from the attraction and retention of a high quality Board and senior management team.

The Chairman, Deputy Chairman, Managing Director and Finance Director are responsible for determining the compensation arrangements for senior divisional and corporate executives using similar criteria. The Remuneration Committee is kept informed of any major amendments to remuneration arrangements for senior divisional and corporate executives.

Whilst for the financial year ended June 2004 this is at variance to ASX Recommendation 9.1 - which recommends the Remuneration Committee be responsible for the remuneration overview for all senior executives - the Company believes it has had an adequate review process in place. However from August 2004 the Committee will include a review of all *future material* changes to senior divisional and corporate executives' remuneration, as recommended by the Executive Directors, so as to be in full compliance with ASX Recommendation 9.1.

The Company and the Committee periodically obtain independent advice from external consultants and utilise benchmarks from comparable organisations.

At the commencement of each year the Executive Directors will submit a business plan for the forthcoming year to the Remuneration Committee for review and adoption. This will be the basis of reviewing performance at the end of the year.

All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met based on achievement of key executive performance criteria and Company performance in relation to profitability, cash flow, share price growth and other performance indicators.

The Company considers that the remuneration paid to Directors and senior executives is reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive.

When there is a material or significant variation in the remuneration arrangements of the Company's Executive Directors, as appropriate, this is promptly disclosed to the Australian Stock Exchange under the Company's continuous disclosure policy.

The Committee meets at least twice per year.

During the financial year the Remuneration Committee comprised the following members with their respective appointment dates:

William J. Conn	April 1994	Chairman, Independent Director
D. Barry Reardon	August 1999	Independent Director
Graham W. Burke	April 2000	Managing Director.

Mr. Burke absents himself from any meeting of the Committee where his own remuneration is to be discussed.

The total cash remuneration of Independent Directors (being Directors' Fees not paid to anyone in an Executive capacity), is distinguished from that of Executive Directors and is approved in aggregate by shareholders in general meeting from time to time. Independent Directors receive $60,000 per annum plus $12,000 per annum for each Board Committee on which they serve, payable quarterly in arrears. In addition, Independent Directors may receive additional fees for serving on the Boards of subsidiary companies.

The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which are included as part of their total Director's Fee remuneration.

In addition, the Company encourages Executive and Non-executive Directors to hold shares in the Company. Subject to any necessary approvals as may be required by law or ASX Listing Rules, Directors may be invited from time to time to participate in share and option plans offered by the Company.

The various share and option entitlements of all Directors and any changes are advised to the Australian Stock Exchange in accordance with the Listing Rules and Corporations Act 2001 requirements and are set out in the Directors' Report.

Shareholder Meetings and Communication

The Company's constitution sets out the procedures to be followed regarding:

- The convening of meetings;
- The form and requirements of the notice;
- Chairperson and quorums;
- Voting procedures, proxies, representatives and polls.

Notices of meetings of shareholders will comply with all legal requirements and current best practice guidelines and the format of resolutions will be clear, concise and in plain English. Distinctly separate issues will be presented in separate motions and only combined into one resolution where the subject matter requires it to be so presented.

The format of proxies will be such that shareholders will be able to clearly indicate their voting intentions and full directions on the completion of proxies will be contained in both the proxy form itself and in the notice of meeting, including any relevant voting exclusion statements.

The Directors believe that, in accordance with the Company's constitution, voting by shareholders should be determined firstly on a show of hands of those present at the meeting and by poll where requested by shareholders or by the Chairperson. The constitution sets out the circumstances in which a poll may be called by the Chairperson or by shareholders whether present in person or by proxy or by representative.

The Chairperson of meetings of shareholders shall allow a reasonable opportunity for shareholders to ask questions on those matters on the agenda that are before shareholders for consideration and to enable informed participation and voting by shareholders in the meeting.

In addition, the external auditor shall attend the Company's annual general meeting and be available to answer questions about the conduct of the audit and the auditor's report on the Company's financial statements. This will include any written questions forwarded to the Company more than one week prior to the meeting.

The Company is supportive of developments by the share registry industry to facilitate the option of electronic communication with shareholders, and will monitor progress in this area.

The Company established a corporate website at www.villageroadshow.com.au in 1999 which contains relevant information for shareholders about the Company, its operations, corporate profile, structure and other supporting information including from July 2004 reporting against the ASX Recommendations in a clearly marked corporate governance section. In addition shareholders can email queries to the Company through the website, or by facsimile, by mail or by telephone.

Continuous Disclosure
The Directors ensure that the market is fully informed on a timely basis of all material, price sensitive information regarding the Company. In support of this objective, the Company has procedures in place to ensure that it meets its reporting and continuous disclosure obligations.

In this regard, the Company supports the ASX Recommendation 5.1 and Australian Securities and Investment Commission's "Better Disclosure for Investors" guidance principles and believes its practices are consistent with these guidance principles.

The Company Secretaries are the Company's nominated Communications Officers for liaising with the Australian Stock Exchange and are responsible for ensuring the Company's compliance with its legal and Stock Exchange reporting and disclosure obligations.

No communication is permitted to any external third party about an announcement until confirmation that the communication has been released to the market has been received from the Australian Stock Exchange. Once confirmation has been received, the Company provides a copy of its release on its corporate website as soon as possible.

Communication by the Company with external parties is the responsibility of a limited number of authorised spokespersons to ensure the consistency of information provided and to safeguard against inadvertent disclosure of price sensitive information. All communications are monitored by the Communication Officers to ensure that no material information has been inadvertently released.

In particular, the Communications Officers ensure that no price sensitive information is provided in discussions with broking analysts, investors or to the media unless it has first been released through the Australian Stock Exchange.

Corporate Code of Conduct
The Board of Directors insist on the highest ethical standards from all officers and employees of the Company and are vigilant to ensure appropriate corporate professional conduct at all times.

Standards setting out the Company's Code of Conduct by which employees are expected to act are contained in the Employee Guide and formal contracts and letters of employment. They include:
- Insider trading and employee security trading;
- Conflicts of interest;
- Use of market power and pricing practices;
- Confidentiality and Privacy Policy;
- Compliance with Laws and Regulations;
- Employment practices including Occupational Health & Safety; and
- Maintenance, quality and safety of goods and services.

All Directors and managers have an obligation to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company.

All purchases of major consumables are obtained by all business segments of the Company by a periodic competitive tendering process.

Certain inter-company arrangements have been entered into between the Company and Austereo Group Limited ("Austereo"). Historically the Company and Austereo have maintained various financial and administrative arrangements and have regularly engaged in transactions with each other and their respective affiliates.

This relationship is governed by the Intercompany Agreement dated 19 January 2001 between the Company and Austereo. The Intercompany Agreement specifically states that it is the intention of both parties that the relationship between them and their respective affiliates prior to Austereo's listing on ASX will continue on the same basis while the Company continues to hold a controlling interest in Austereo.

The Intercompany Agreement requires each party to make services available to the other, either without charge, on a reduced cost basis or on a recharge basis, depending on how such services were provided prior to listing. Where costs are to be recharged, the charge is to be determined in accordance with established accounting principles, and failing agreement, the dispute will be referred to an independent person appointed by the President of the Law Institute of Victoria whose decision shall be final in determining the quantum of costs to be allocated.

In respect of the Intercompany Agreement and all other matters between the Company and Austereo, the Directors will be required to comply with the requirements of the Company's constitution and the Corporations Act 2001 governing any conflicts of interest that may arise.

Securities Trading Policy
All Directors have a written contractual obligation to the Company to immediately advise the Company of all changes to their interests in shares, options and debentures, if any, in the Company and its associates for the timely reporting of any changes to the Australian Stock Exchange by the Company Secretaries.

In addition to all Directors of the Company, all members of the Executive Committee and other key corporate and divisional executives of the Village Roadshow group who are involved in material transactions concerning the Company are included in the definition of "Designated Officers". These Designated Officers are precluded from dealing in securities of the Company during the periods 31 December to release of the half year profit announcement and 30 June to the release of the full financial year end profit announcement.

Outside of those periods, no Designated Officers may deal in securities of the Company when in possession of any information which, if made publicly available, could reasonably be expected to materially affect the price of the Company's securities, whether upwards or downwards. Legal advice will be obtained by the Company Secretary on behalf of the Designated Officers in circumstances where any doubt exists.

All Directors of the Company, and of the Village Roadshow group of companies including Austereo ('the Group'), are required to provide a standing notice, updated as appropriate, giving details of the nature and extent of their 'material personal interests' in the affairs of the Company and Group upon appointment as a Director. All notices are tabled and recorded in the minutes of each Directors' meeting and entered into a register which is open for inspection by all Directors and is available to all future incoming directors.

Risk Management
The Board is responsible for the approval and review of the group's risk management and internal controls framework and policies in accordance with its Group Risk Management policy. However management of operational risk and the implementation of appropriate controls to mitigate such risks is the responsibility of management.

To assist the Board in discharging its responsibilities in relation to risk management, the Board has delegated the control of risk management to the Audit Committee in accordance with its Charter.

The Company's formal Risk Management Methodology incorporates a holistic and structured approach to the identification and mitigation of business risks by key business units. This risk approach covers strategic, operational and financial risks of each strategic business unit and accountability for managing such risks rests with the CEO and CFO of each business unit, including Corporate Head Office. In accordance with the Risk Management Methodology, which was adopted by the Audit Committee in 1998, formal risk assessments are conducted twice a year, in June and December, with reporting to the Audit Committee on major risks and action plans.

The Company is progressing with the completion of the Business Impact Analysis and Risk Assessment of its Business Continuity Management project with a view to reducing the risk of business disruption arising from its dependency on building infrastructure and IT&T systems and services to a pragmatic and acceptable level. In addition independent Occupational Health and Safety Compliance Reviews are conducted on an annual basis in key businesses within the Company.

The Company's financial structure includes a number of covenants to various lenders, requiring a structured level of monitoring and management to ensure compliance. The Company's Treasury Risk Policy articulates the recognition, measurement and management of interest rate risks, foreign exchange exposures, hedging, credit risk, liquidity levels and monitoring of economic and financial conditions. The parameters of the Treasury Risk Management Policy are periodically reviewed by the Audit Committee to ensure the Policy addresses current issues.

The Company's Group Internal Audit function, which is totally independent of all operating business units, performs regular reviews on significant areas of risk within business units to ensure that the internal control framework is adequate and remains effective. In addition, reviews by Internal Audit also monitor internal compliance with policies adopted by the Board including strict compliance to the Group Delegation of Authority policy document.

The Internal Audit Plan is approved six monthly at Audit Committee meetings. A summary of major audit findings, and control weaknesses not adequately addressed by management, is reported directly to the Audit Committee.

Effective July 2003, the Company established a Corporate Governance and Compliance Committee to monitor the implementation and effectiveness of sound governance policies and procedures across the Group in line with ASX Recommendations. Such policies and procedures include the risk management and internal controls framework, the code of conduct and the compliance process adopted by management.

The responsibilities of the Committee include the formulation of annual Compliance Programs for Audit Committee approval and the co-ordination and monitoring of such programs to ensure timely implementation and review. The Committee will report on all material aspects to the Audit Committee and to the Managing Director and Finance Director on the effectiveness of compliance programs.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Financial Performance
FOR THE YEAR ENDED 30 JUNE 2004

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
Revenues from ordinary activities	(2)	2,226,463	1,774,711	65,362	90,292
Expenses from ordinary activities excluding borrowing costs expense	(2)	(2,082,193)	(1,728,730)	(48,126)	(56,168)
Borrowing costs expense	(2)	(76,091)	(46,757)	(4,054)	(4,853)
Share of net profits of associates and joint ventures accounted for using the equity method	(2)	31,215	39,219	-	-
Profit from ordinary activities before income tax expense		99,394	38,443	13,182	29,271
Income tax revenue (expense)	(4)	(30,425)	(49,909)	8,053	-
Net profit (loss) after income tax expense		68,969	(11,466)	21,235	29,271
Profit (loss) attributable to outside equity interest		16,752	14,550	-	-
Net profit (loss) attributable to members of Village Roadshow Limited		52,217	(26,016)	21,235	29,271
Net exchange difference on translation of accounts and net investments in foreign controlled and associated entities	(21)	(13,652)	(72,417)	859	2,334
Net increase in capital profits reserve	(21)	20	58	-	-
Other revenue, expense and initial adjustments recognised directly in equity	(21)	555	3,557	-	-
Total revenues, expenses and valuation adjustments attributable to members of Village Roadshow Limited and recognised directly in equity		(13,077)	(68,802)	859	2,334
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Village Roadshow Limited		39,140	(94,818)	22,094	31,605
Basic earnings per share (cents per share)	(3)	22.23	(11.06)		
Diluted earnings per share (cents per share)		22.23	(11.06)		

Additional Disclosures - Dissection of Continuing & Discontinuing Results:

	Continuing Operations 2004 $'000	Continuing Operations 2003 $'000	Discontinuing Operations 2004 $'000	Discontinuing Operations 2003 $'000	Consolidated 2004 $'000	Consolidated 2003 $'000
Profit (loss) from ordinary activities before income tax expense	110,827	(23,334)	(11,433)	61,777	99,394	38,443
Income tax revenue (expense)	(30,425)	(53,331)	-	3,422	(30,425)	(49,909)
Net profit (loss) after income tax	80,402	(76,665)	(11,433)	65,199	68,969	(11,466)
Profit (loss) attributable to outside equity interest	16,752	17,227	-	(2,677)	16,752	14,550
Net profit (loss) attributable to members of Village Roadshow Limited (note 2)	63,650	(93,892)	(11,433)	67,876	52,217	(26,016)

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Financial Position
AS AT 30 JUNE 2004

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
CURRENT ASSETS					
Cash assets	(6)	110,076	177,730	32	4
Receivables	(7)	313,869	298,298	60	1,958
Inventories	(8)	2,669	2,835	208	-
Film Library	(10)	250,822	472,772	-	-
Current tax assets		1,619	377	-	-
Other	(11)	23,073	21,018	822	251
Total current assets		702,128	973,030	1,122	2,213
NON-CURRENT ASSETS					
Receivables	(7)	198,236	205,665	1,046,817	1,228,660
Radio Licences	(9)	464,635	464,658	-	-
Film Library	(10)	523,104	640,129	-	-
Investments accounted for using the equity method	(12)	105,221	116,492	204	204
Other financial assets	(13)	7,601	7,643	737,720	718,156
Property, Plant & Equipment	(14)	251,547	280,758	10,502	11,217
Deferred tax assets		24,916	25,644	17,904	189
Intangible assets	(15)	74,105	77,301	-	-
Other	(11)	111,785	113,331	-	-
Total non-current assets		1,761,150	1,931,621	1,813,147	1,958,426
Total assets		2,463,278	2,904,651	1,814,269	1,960,639
CURRENT LIABILITIES					
Payables	(16)	231,509	307,982	1,894	2,521
Interest bearing liabilities	(17)	268,987	514,786	1,463	1,297
Current tax liabilities		12,513	9,927	1,213	-
Provisions	(18)	18,994	23,406	2,523	2,956
Other	(19)	2,513	6,430	-	-
Total current liabilities		534,516	862,531	7,093	6,774
NON-CURRENT LIABILITIES					
Payables	(16)	53,750	62,480	123	-
Interest bearing liabilities	(17)	765,216	727,594	2,733	3,812
Convertible notes	(17)	13,461	25,598	13,461	25,598
Deferred and other tax liabilities		127,191	125,403	15,343	1,612
Provisions	(18)	17,888	15,435	2,533	1,865
Other	(19)	2,538	7,617	800	1,019
Total non-current liabilities		980,044	964,127	34,993	33,906
Total liabilities		1,514,560	1,826,658	42,086	40,680
Net assets		948,718	1,077,993	1,772,183	1,919,959
EQUITY					
Parent entity interest					
Contributed equity	(20)	755,351	925,221	755,351	925,221
Convertible notes	(20)	14,866	14,866	14,866	14,866
Reserves	(21)	(58,987)	(88,133)	4,703	3,844
Retained Profits	(21)	115,347	105,353	997,263	976,028
Total parent interest in equity		826,577	957,307	1,772,183	1,919,959
Total outside equity interest	(22)	122,141	120,686	-	-
TOTAL EQUITY		948,718	1,077,993	1,772,183	1,919,959

Refer Note 31 for details of the assets and liabilities relating to the discontinuing operations included in the Statement of Financial Position.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Cash Flows
FOR THE YEAR ENDED 30 JUNE 2004

	NOTES	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from Customers		2,196,281	1,197,372	-	-
Payments to Suppliers and Employees *		(1,825,699)	(1,256,860)	(27,641)	(37,468)
Dividends and Distributions Received		6,992	37,897	17,325	21,404
Interest Received		10,764	15,474	28,176	39,006
Borrowing Costs		(77,469)	(47,241)	(5,054)	(4,743)
Income Taxes Paid		(32,760)	(14,506)	5,281	-
Partnership Profits Received		7,698	2,617	-	-
Net cash flows from (used in) operating activities	(6)	285,807	(65,247)	18,087	18,199
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of Property, Plant & Equipment		(25,789)	(52,745)	(1,158)	(3,433)
Sale of Property, Plant & Equipment		12,614	134,337	170	3,631
Purchase of Investments		(31,640)	(53,898)	-	-
Sale of Investments		7,670	298,207	-	6,477
Loans to Controlled Entities		-	-	-	(956)
Loans to Other Entities		(46,385)	(582,119)	-	-
Loans Repaid by Other Entities		66,962	177,318	162,498	-
Other		(221)	(106)	-	-
Net cash flows from (used in) investing activities		(16,789)	(79,006)	161,510	5,719
CASH FLOWS FROM FINANCING ACTIVITIES					
Borrowings		809,788	498,535	-	1,537
Repayment of Borrowings		(962,633)	(387,315)	(9,699)	-
Dividends Paid		(12,141)	(39,498)	-	(25,549)
Buy-back of shares		(169,870)	(15,400)	(169,870)	-
Net cash flows from (used in) financing activities		(334,856)	56,322	(179,569)	(24,012)
Net increase (decrease) in cash held		(65,838)	(87,931)	28	(94)
Cash at Beginning of Year		177,730	265,661	4	98
Effects of exchange rate changes on cash		(1,816)	-	-	-
Cash at end of year	(6)	110,076	177,730	32	4

Refer Note 31 for details of the net cash flows relating to the discontinuing operations included in the Consolidated Statement of Cash Flows.

* With effect from 11 February 2003, payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the year ended 30 June 2004, $272.7 million was expended on copyright assets (for the period 11 February - 30 June 2003, this amount was $257.5 million.)

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements
FOR THE YEAR ENDED 30 JUNE 2004

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial statements have been prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(b) Principles of Consolidation

The consolidated financial statements are those of the economic entity, comprising Village Roadshow Limited (the chief entity) and all entities which the chief entity controlled from time to time during the year and at year's end.

The consolidated financial statements include the information contained in the financial statements of Village Roadshow Limited and each of its controlled entities as from the date the chief entity obtains control until such time as control ceases. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of controlled entities are prepared for the same reporting period as the chief entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, and unrealised profits arising from intra-economic entity transactions, have been eliminated in full.

(c) Capitalisation of Borrowing Costs

Costs attributable to borrowings used to finance capital works are included in the cost of those works while those works are being completed.

(d) Recoverable Amount of Non-current Assets

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. Recoverable amounts are determined on the basis of expected future net cash flows derived from their use and subsequent disposal. The expected cash flows have been discounted to present values in determining recoverable amounts.

(e) Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

(f) Property, Plant and Equipment

Cost and Valuation

All classes of property, plant and equipment including freehold land and buildings on freehold land are measured at cost.

Depreciation and Amortisation

Buildings and improvements are depreciated over forty years using the straight line method.

Plant, equipment and vehicles are depreciated over periods of between three and 20 years using the straight line or reducing balance method.

Leasehold improvements are amortised over the unexpired occupancy periods generally between five and eight years using the straight line method. Finance lease assets are amortised over the period the economic entity is expected to benefit from the use of those assets, generally between three and five years.

These depreciation rates remain unchanged from the prior period.

(g) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the economic entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale and Exploitation of Film Productions

Refer to note 1(s).

Sale of Other Goods

Control of the goods and the associated risks of ownership has passed to the buyer.

Rendering of Services

Control of a right to be compensated for the services has been attained. Where contracts span more than one reporting period, the stage of completion is based on an assessment of the value of work performed at that date. Income derived from airtime sales is recognised based on when services to the customers are rendered, that is when the advertising is aired. Where services are yet to be rendered, amounts are recorded as unearned revenue.

Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

Dividends

Control of a right to receive consideration for the investment in assets has been attained.

Royalties

Control of a right to receive consideration for the provision of the asset has been attained.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(h) Foreign Currency

Conversion of transactions

Transactions in foreign currencies of entities within the economic entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by entities within the economic entity that are outstanding at balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Gains and losses arising from conversions of foreign currency transactions or balances, whether realised or unrealised, are brought to account in determining profit or loss for the period in which they occur, except for unrealised foreign currency gains or losses on long-term loans which form part of the net investment in self-sustaining foreign operations, which are taken to the foreign currency translation reserve.

Translation of overseas accounts

Where overseas operations are deemed to be integrated foreign operations the accounts are translated using the temporal method, otherwise, accounts are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

(i) Goodwill

Goodwill is amortised on a straight line basis over 20 years, this being the period in which the future benefits are expected to arise.

(j) Investments

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report and the lower of cost and recoverable amount in the chief entity financial report. All other non-current investments are carried at the lower of cost and recoverable amount.

(k) Interests In Joint Ventures

Interests in unincorporated joint venture operations are accounted for by including the relevant share of output and expenses in operating results for the year and share of assets and liabilities under the appropriate classification categories in the statement of financial position. Interest in joint venture entities/partnerships where joint control exists are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report.

(l) Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset are transferred to entities within the economic entity, are classified as finance leases. All other leases are classified as operating leases. Finance leases are capitalised by recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments under operating leases are treated as expenses in the period in which they fall due for payment.

(m) Radio Licences

Austereo's Radio Licences are carried at original cost. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology a discounted cash flow analysis ("DCF") of the future projected cash flows of Austereo provided by management for six years adjusted for a termination value based on current market estimates. These are then discounted at rates which reflect Austereo's weighted average cost of capital as at the most recent balance date. The independent valuation also cross references its DCF-based valuation with a number of secondary valuation methodologies which are intended to determine the fair market value of the licences of Austereo's radio stations.

Directors are of the view that the depreciable amount of the Group's radio licenses is negligible, based on residual values calculated at the end of an outlook period over which projections can be prepared with a degree of confidence. Furthermore, the Directors see no reason why this situation should not prevail beyond this outlook period. The depreciable amount is being amortised over a period of 20 years for the purpose of the financial statements.

(n) Valuation of Inventories

Inventories are valued at the lower of cost and net realisable value and are accounted for on a first in first out basis.

(o) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.

These benefits include wages and salaries, annual leave and long service leave.

In respect of the economic entity's superannuation and retirement plans described in Note 25, any contributions made to the plans by the entities within the economic entity are charged against profits when due.

(p) Earnings per Share

Basic earnings per share is determined by dividing the net profit attributable to members and after preference dividends by the weighted average number of ordinary shares adjusted for any bonus element.

Diluted earnings per share is determined by dividing the operating profit after tax and after preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year, adjusted for any bonus element.

(1) **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** CONTINUED

(q) **Income Tax**

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a deferred tax asset or a deferred tax liability. The net deferred tax asset relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where the earnings of overseas entities are subject to taxation under the Controlled Foreign Corporation rules, this tax has been provided for in the accounts.

Income from film production activities earned in offshore jurisdictions is evaluated on an annual basis. A determination is made as to the likelihood of repatriation of profits to Australia, and where it is virtually certain that no repatriation will occur in the foreseeable future the income is not tax effected for Australian purposes.

Tax Consolidation

For Australian income tax purposes, various entities in the economic entity have formed or intend to form Tax Consolidated groups, and have executed or intend to execute combined Tax Sharing and Tax Funding agreements ("TSA's") in order to allocate income tax expense to the relevant wholly-owned entities on a stand-alone basis. In addition, the TSA's provide for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office.

The relevant head entities of the Tax Consolidated groups recognise current and deferred tax amounts relating to transactions, events and balances of the relevant wholly-owned entities in the relevant tax group as if those transactions, events and balances were their own, in addition to the current and deferred tax amounts arising in relation to their own transactions, events and balances. Expenses and revenues arising under the TSA's are recognised as components of income tax expense (revenue) in each wholly-owned entity.

Under the terms of the TSA's, the wholly-owned entities reimburse the relevant head entities for any income tax amounts receivable or payable in respect of stand-alone activities. Amounts receivable or payable under the TSA's are included with other amounts receivable or payable between group entities.

Refer also Note 4 for additional disclosures relating to tax consolidation.

(r) **Financial Instruments**

Accounting policies with respect to financial instruments including derivatives are included at Note 32.

(s) **Film Production**

(i) Producer & Overhead Fees Receivable

Prior to the acquisition of the additional 80.1% equity in Village Roadshow Films (BVI) Limited ("VRF") by the Village Roadshow Limited Group ("VRL group") effective 11 February 2003, all Producer & Overhead fees receivable by the VRL group (including Producer & Overhead fees receivable from VRF) were recognised as income.

From 11 February 2003 onwards, only Producer & Overhead fees receivable from parties other than VRF have been recognised as income, and Producer & Overhead fees receivable by the VRL group from VRF have been eliminated against the Film Cost asset shown in the Statement of Financial Position.

(ii) Recognition of Film Production Revenue and Expenses

Revenue and Expenses - General

All revenue and expenses (except Film Production costs) are recognised in the Statement of Financial Performance as they are incurred. Revenue includes Producer & Overhead fees from parties other than VRF and film exploitation revenues. Expenses include prints & advertising, sub-distribution fees, participations & residuals, studio participations, divisional overheads and financing costs.

Film Production Costs

Film Production costs relate to the acquisition of film rights from third parties, in relation to all territories excluding USA and Canada.

Amortisation of Film Production Costs

Film Production Costs are capitalised in the Statement of Financial Position and amortised in accordance with Accounting Standard 1009: Construction Contracts. The progressive amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be written-off immediately.

Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

(t) **Provisions**

Provisions are recognised when the consolidated entity has a legal, equitable and constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events and it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

A provision for dividends is not recognised as a liability unless the dividends have been declared, determined or publicly recommended, and if necessary, shareholder approval has been obtained, on or before the reporting date.

(u) **Comparatives**

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(2) REVENUES AND EXPENSES					
(a) Reconciliation of Operating Profit					
Profit (loss) from ordinary activities before income tax expense		99,394	38,443	13,182	29,271
Less: Discontinuing Operations profit (loss) before tax	(31)	(11,433)	61,777	-	-
Less: Specific Items profit (loss) before tax	(2 (e))	(4,857)	(127,145)	-	-
Profit (loss) before tax excluding Discontinuing Operations & Specific Items		115,684	103,811	13,182	29,271
Income tax expense excluding Discontinuing Operations & Specific Items		(30,425)	(24,376)	8,053	-
Profit attributable to Outside Equity Interests excluding Discontinuing Operations & Specific Items		(16,752)	(18,385)	-	-
Net profit attributable to members excluding Discontinuing Operations & Specific Items		68,507	61,050	21,235	29,271
(b) Revenues from ordinary activities					
Revenues from operating activities					
Revenue from sale and exploitation of film productions		1,475,446	557,019	-	-
Rendering of other services		685,217	729,985	2,470	2,716
		2,160,663	1,287,004	2,470	2,716
Revenues from non-operating activities					
Commissions/Fees		8,509	26,347	11,323	12,925
Dividends from -					
Controlled entities		-	-	17,325	21,404
Other entities		144	189	-	115
Interest from -					
Other entities		10,512	8,042	2	21
Associated entities (cinema interests)		1,043	7,432	-	-
Controlled entities		-	-	28,174	38,985
Sale of other non-current assets *		16,675	418,073	170	10,108
Rental income		3,761	4,342	1	1
Other income		25,156	23,282	5,897	4,017
		65,800	487,707	62,892	87,576
Total revenues from ordinary activities		2,226,463	1,774,711	65,362	90,292

* Includes $266.0 million in 2003 relating to net loss on sale of assets disclosed as Specific Items - refer note 2(e). Also includes $131.4 million in 2003 in relation to discontinuing operations, being mainly for the sale of the Korean and Malaysian associates.

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
Share of net profits (losses) of associates and joint venture entities/partnerships accounted for using the equity method					
Share of associates' net profits	(12 (a))	27,896	36,602	-	-
Share of joint venture entities'/ partnerships' net profits	(12 (b))	3,319	2,617	-	-
		31,215	39,219	-	-

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(2) REVENUES AND EXPENSES CONTINUED				
(c) Expenses				
Employee expenses -				
Employee benefits	12,745	10,987	1,138	1,401
Remuneration and other employee expenses	172,731	171,926	21,678	21,994
Total Employee expenses	185,476	182,913	22,816	23,395
Cost of goods sold	24,356	17,162	-	-
Occupancy expenses -				
Operating lease rental - minimum lease payments	62,671	88,822	836	961
Operating lease rental - contingent rental payments	1,496	1,592	-	-
Other occupancy expenses	34,123	35,494	491	470
Total occupancy expenses	98,290	125,908	1,327	1,431
Film hire and other film expenses	972,786	571,092	-	-
Depreciation of -				
Buildings & improvements	1,286	4,327	-	-
Plant, equipment & vehicles	26,861	36,159	1,004	1,413
Amortisation of -				
Goodwill	3,251	2,694	-	-
Leasehold improvements	7,794	6,326	28	19
Finance lease assets	3,526	2,692	1,273	491
Goodwill on consolidation	1,641	941	-	-
Deferred expenditure	1,158	552	742	251
Radio Licences	300	300	-	-
Other intangibles	20	159	-	-
Film Library	564,108	101,279	-	-
Total depreciation and amortisation	609,945	155,429	3,047	2,174
Net book value of assets sold *	21,009	341,468	174	9,456
Net realised foreign currency (gains)/losses	(3,763)	200	-	(11)
Deferred expenditure and developments costs written off	3,466	24,511	3,408	-
Write-off of costs relating to Film Production finance restructuring (refer note 2(e))	-	49,356	-	-
Write-down of assets and loans (refer note 2(e))	-	75,861	669	-
Management and services fees paid	5,592	4,186	-	2,739
Advertising and promotions	24,495	29,201	14	2,040
Regulatory and licencing fees	14,773	16,803	114	147
Settlement and other discounts	17,241	16,474	-	-
Telecommunications	7,511	6,829	685	594
General and administration expenses				
Provision for doubtful debts	2,768	5,728	-	21
Bad debts written off - other	(619)	502	25	70
Other general and administration expenses	98,867	105,107	15,847	14,112
Total general and administration expenses	101,016	111,337	15,872	14,203
Total expenses excluding borrowing costs expense	2,082,193	1,728,730	48,126	56,168
Borrowing costs expense -				
Associate and other entities	18,183	20,916	3,594	4,610
Finance lease interest	773	738	313	133
Other borrowing expenses	57,135	25,103	147	110
Total Borrowing costs expense	76,091	46,757	4,054	4,853

Refer note 31 for details of revenues and expenses from discontinuing operations included in the above revenues and expenses.

* Includes $265.2 million in 2003 relating to net loss on sale of assets disclosed as Specific Items - refer note 2(e). Also includes $54.8 million in 2003 in relation to discontinuing operations, being mainly for the sale of the Korean and Malaysian associates.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(2) **REVENUES AND EXPENSES** CONTINUED				
(d) **Losses and gains**				
Net Profit (loss) on sale of:				
Property, plant & equipment	(6,683)	1,325	(4)	(4)
Investments *	2,399	75,340	-	656
Profit on redemption of convertible notes	4,467	526	4,467	526

* Includes $76.8 million in 2003 relating to discontinuing operations, being mainly for the sale of the Korean associate.

(e) **Specific Items**

The following items are relevant in explaining the financial performance of the group.

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
Loss on disposal of assets	(4,857)	-	-	-
Write-down of assets and loans	-	(75,861)	-	-
Write-off of costs relating to Film Production finance restructuring	-	(49,356)	-	-
Net loss on sale of assets & provisions for legal costs & lease exit costs	-	(1,928)	-	-
Total profit (loss) from specific items before tax	(4,857)	(127,145)	-	-
Provision for non-current tax liabilities	-	(28,955)	-	-
Total profit (loss) from specific items after tax	(4,857)	(156,100)	-	-
Outside Equity Interest	-	1,158	-	-
Total attributable profit (loss) from specific items after tax	(4,857)	(154,942)	-	-

(3) **EARNINGS PER SHARE**

	CONSOLIDATED	
	2004	2003
(a) **Earnings Per Share:**		
Basic EPS	22.23 cents	(11.06) cents
Total EPS (Note i)	11.44 cents	(5.35) cents
(b) **Earnings Per Share adjusted to eliminate discontinuing operations and specific items from the calculations (Note ii):**		
Basic EPS	29.17 cents	25.96 cents
Total EPS (Note i)	15.00 cents	12.55 cents

Weighted average number of issued Ordinary shares during the year used in determining earnings per Ordinary share (basic) was 234,885,861 (2003: 235,178,467). The weighted average number of total issued shares during the year used in determining total earnings per share (basic) was 456,586,624 (2003: 486,374,946).

There are no potential ordinary shares that are dilutive.

(i) Total EPS represents Earnings Per Share on total Ordinary and A Class Preference shares. This is an alternative form of measurement to Basic EPS.

(ii) Alternative disclosure based on attributable net profit of $68.507 million (2003 $61.050 million).

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(4) INCOME TAX				
Prima facie income tax attributable to reported profit from ordinary activities	29,818	11,533	3,955	8,781
Which is adjusted for -				
Tax effect of permanent differences				
Non tax deductible expenses	1,213	1,731	388	177
Other deductible amounts	(4,415)	-	-	-
Rebatable dividends	-	-	(5,198)	(6,421)
Non taxable income	-	(3,258)	-	-
Adjustments relating to overseas subsidiaries	3,591	-	-	-
Provision for non-current tax liabilities (refer note 2(e))	-	28,955	-	-
Current losses not booked	6,607	22,714	-	-
Prior year losses not previously brought to account	-	-	(7,198)	(2,537)
After-tax equity (profits) losses included in pre-tax profit	(5,779)	(10,981)	-	-
After-tax partnership (profits) losses included in pre-tax profit	(995)	(785)	-	-
Other	385	-	-	-
Total income tax expense (revenue)	30,425	49,909	(8,053)	-
The following future income tax benefits arising from tax losses of controlled entities have not been brought to account as realisation of those benefits is not virtually certain -				
Benefits for revenue losses	82,082	73,391	-	-
Benefits for capital losses	29,864	29,976	-	-

These benefits will only be obtained if:

(a) the entity derives future assessable income of a nature and amount sufficient to enable the benefits of deductions for the losses to be realised;

(b) there is continuity of compliance with the conditions for deductibility, imposed by law; and

(c) no changes in tax legislation adversely affect the entity from realising the benefits of deductions for the losses.

Austereo Group Limited - Tax Consolidation

Effective from 1 July 2002, Austereo Group Limited ("AGL") and its relevant wholly-owned entities have formed a Tax Consolidated group. Members of the group have entered into a combined Tax Sharing and Tax Funding agreement ("TSA") in order to allocate income tax expense to the wholly-owned entities on a stand-alone basis. In addition, the TSA provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations to the Australian Taxation Office. At balance date, the possibility of default is remote. The head entity of the Tax Consolidated group is AGL. AGL has formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

The AGL group has reset the tax values of some of the assets of its wholly-owned entities, which has not resulted in any material impact on the financial statements of AGL or the AGL group for the year ended 30 June 2004.

Village Roadshow Limited - Tax Consolidation

Effective from 1 July 2003, Village Roadshow Limited ("VRL") and its relevant wholly-owned entities intend to form a Tax Consolidated group. Members of the Tax Consolidated group also intend to enter into a TSA in order to allocate income tax expense to the wholly-owned entities on a stand-alone basis. In addition, the TSA will provide for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office. At balance date, the possibility of default is remote. The head entity of the Tax Consolidated group will be VRL. The accounts of VRL and the VRL group for the year ended 30 June 2004 have been prepared on this basis.

The deferred tax balances recognised by VRL in relation to wholly-owned entities joining the Tax Consolidated group are currently measured based on their carrying amounts prior to the implementation of the Tax Consolidation regime. There is a possibility that VRL will reset the tax values of some of the assets of its wholly owned entities which may result in the re-measurement of related deferred tax balances based on the carrying amount of those assets at the tax-consolidated group level and their reset tax values. Any such re-measurement is not expected to have a material impact on the financial statements of VRL or the VRL group for the year ended 30 June 2004.

The economic entity has not yet determined the amount of revenue and capital losses that will be transferred into the VRL Tax Consolidation group.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(5) DIVIDENDS				
(a) Dividends paid during the year				
A Class Preference Shares				
No dividends were paid in respect of Preference shares in the year ended 30 June 2004 (2003: 10.175 cents per share, franked to 9.205 cents)	-	25,640	-	25,640
No dividends were paid in respect of Ordinary shares in the years ended 30 June 2004 or 30 June 2003.				
Franking credit balance as at the end of the financial year (at 30%)			16,809	2,190
(6) STATEMENT OF CASH FLOWS				
(a) Reconciliation of cash				
Cash balance comprises:				
Cash on hand and at bank	45,421	83,093	7	4
Deposits at call	64,655	94,637	25	-
	110,076	177,730	32	4
(b) Reconciliation of operating profit after tax to net operating cash flows				
Net operating profit (loss)	68,969	(11,466)	21,235	29,271
Adjust for:				
Depreciation	28,147	40,486	1,003	1,413
Amortisation	581,798	114,943	2,044	761
Provisions	2,888	87,723	932	538
(Profit) loss on disposal of assets	4,334	(76,605)	4	(652)
Non-operating expense (VRF write-down - refer note 1 to Note 6(c))	-	28,887	-	-
Exchange (profit)/loss	(74)	200	-	(11)
Share of equity accounted profits not received as dividends or distributions	(16,668)	1,189	-	-
Profit on conversion of convertible notes	(4,467)	(526)	(4,467)	(526)
Changes in assets & liabilities:				
Trade receivables	(23,688)	(161,441)	1,899	(1,752)
Trade creditors	(79,986)	118,858	(627)	(9,772)
Tax payable	1,343	4,844	-	-
Unearned income	(1,575)	(2,639)	-	-
Other payables and provisions	(1,231)	10,445	1,826	-
Film library (refer note 1 to Note 6(b))	(272,707)	(257,474)	-	-
Inventories	165	(69)	(208)	-
Capitalised borrowing costs	(1,334)	(69)	-	-
Non current tax liabilities	(3,679)	30,559	(3,984)	-
Prepayments and other assets	3,572	6,908	(1,570)	(1,071)
Net operating cash flows	285,807	(65,247)	18,087	18,199

Note 1. With effect from 11 February 2003, payments to suppliers showing in the Statement of Cash Flows include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the year ended 30 June 2004, $272.7 million was expended on copyright assets (for the period 11 February - 30 June 2003, this amount was $257.5 million).

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000
(8) STATEMENT OF CASH FLOWS CONTINUED		
(c) Acquisition and disposal of controlled entities		
Effective 11 February 2003, the economic entity increased its ownership of Village Roadshow Films (BVI) Limited ("VRF") from 19.9% to 100%. The aggregate net assets acquired were:		
Cash assets	-	78
Security deposits	-	105,356
Film library	-	934,900
Setup costs	-	22,489
Payables	-	(484)
Non-current interest bearing liabilities	-	(807,464)
Fair value of net assets acquired	-	254,875
Cash consideration paid	-	254,875

Note 1. An additional equity premium of $28.9 million was paid in respect of the acquisition of VRF. This was not included in VRF's pre-acquisition balance sheet and has since been written off on consolidation.

Note 2. The amounts shown above in relation to the acquisition of VRF are calculated based on the 30 June 2003 USD/AUD exchange rate of 0.6670. The USD/AUD exchange rate at acquisition date of 11 February 2003 was 0.5927.

(d) Undrawn credit facilities

The economic entity has undrawn credit facilities at balance date of $687.1 million (2003: $525.5 million) which includes $491.3 million (2003: $337.2 million) relating to Village Roadshow Films (BVI) Limited.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(7) RECEIVABLES				
Current:				
Trade and other debtors	327,951	295,326	130	1,958
Provision for doubtful debts	(23,906)	(17,658)	(70)	-
	304,045	277,668	60	1,958
Due from associated entities	8,927	20,151	-	-
Other advances	897	479	-	-
	313,869	298,298	60	1,958
Non-current:				
Unsecured advances - other	34,571	26,999	53	7
Provision for non recovery	(1,137)	(2,598)	-	-
	33,434	24,401	53	7
Secured advances - executive loans [1] (refer also Note 26)	25,866	27,638	-	-
Provision for non recovery [2]	(1,572)	(828)	-	-
	24,294	26,810	-	-
Owing by -				
Associated entities [3]	176,083	189,428	-	-
Provision for non recovery	(35,575)	(34,974)	-	-
	140,508	154,454	-	-
Controlled entities - secured	-	-	1,046,764	1,228,653
	140,508	154,454	1,046,764	1,228,653
	198,236	205,665	1,046,817	1,228,660

[1] Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

[2] Provision for non-recovery against secured advances - executive loans, relates to the non-declaration of dividends by Village Roadshow Limited, which impacts the recovery of accrued interest.

[3] Amounts owing by associated entities includes a loan to Village Cinemas SA, the group's associated company in Argentina, of A$23.7 million, based on 30 June 2004 exchange rates. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
(8) INVENTORIES	$ '000	$ '000	$ '000	$ '000
Current:				
Merchandise held for resale - cost	2,669	2,835	208	-
(9) RADIO LICENCES				
At cost	465,835	465,558	-	-
Less amortisation	(1,200)	(900)	-	-
	464,635	464,658	-	-

As at 30 June 2004, Austereo Group Limited reflect the value of Radio Licenses at cost (less accumulated amortisation) of $926.7 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently below the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Limited group has continued to record these Radio Licences at original cost (less accumulated amortisation) of $464.6 million. Both the $926.7 million and $464.6 million amounts referred to above represent 100% of the Radio Licences.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	Notes	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(10) FILM LIBRARY					
Current:					
Film library - at cost		462,585	505,136	-	-
Less amortisation		(211,763)	(32,364)	-	-
		250,822	472,772	-	-
Non-current:					
Film library - at cost		964,749	696,083	-	-
Less amortisation		(441,645)	(55,954)	-	-
		523,104	640,129	-	-
(11) OTHER ASSETS					
Current:					
Film projects, production advances and other work in progress (net)		3,343	8,144	-	-
Prepayments		7,531	9,485	822	251
Distribution rights (net) and other assets		12,199	3,389	-	-
		23,073	21,018	822	251
Non-current:					
Security deposits		102,739	110,878	-	-
Other assets		9,046	2,453	-	-
		111,785	113,331	-	-
(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD					
Non-current:					
Investments in associates - unlisted shares		107,853	116,625	204	204
Provision for diminution in value		(12,012)	(12,012)	-	-
	12 (a)	95,841	104,613	204	204
Investments - joint venture entities/partnerships	12 (b)	9,380	11,879	-	-
		105,221	116,492	204	204

(a) Investments in associates

	2004 $ '000	2003 $ '000
(i) Share of associates' profits/(losses)		
Operating profits/(losses) before income tax	40,733	48,030
Income tax (expense)/benefit attributable to operating profits/(losses)	(11,040)	(9,749)
Operating profits/(losses) after income tax	29,693	38,281
Amortisation of goodwill on acquisition	(1,797)	(1,679)
Share of associates' profits/(losses)	27,896	36,602

(ii) Summarised contribution to profits/(losses) by entity:

Entity	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX 2004 $ '000	2003 $ '000
Ballarat Cinemas Pty. Limited	(207)	(202)
CGV Company Limited	-	4,950
Dartina Developments Limited	2,940	2,672
Golden Village Regional Pte. Limited	(599)	-
Radio Newcastle Pty. Limited	352	991
Roadshow Distributors Pty. Limited	14,427	8,109
Roadshow Unit Trust	1,785	1,226
Sea World Property Trust	6,946	7,254
Tri-Village Developments BV	(257)	4,217
Village Cinemas SA	-	-
Warner Village Cinemas SPA	(29)	-
Warner Village Exhibition Limited	(91)	4,839
Val Morgan Holdings Pty. Limited	2,568	1,809
Village Roadshow Distributors SA (previously Warner Roadshow Film Distributors Greece SA)	(85)	(18)
Warner Village (Design & Build) Limited	200	425
Other	(54)	330
	27,896	36,602

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED

(a) **Investments in associates** continued

(iii) *Equity accounted share of associates:*

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000
Accumulated profits/(losses):		
At beginning of year	(3,458)	(6,073)
At end of year	2,004	(3,458)
Other reserves:		
At beginning of year	(7,378)	(1,301)
At end of year	(6,789)	(7,378)
(iv) Carrying amount of investments in associates:		
Balance at beginning of year	104,613	151,632
Investments equity accounted for the first time	-	65
Net increase / (decrease) in cost of investments	(4)	(24,985)
Investments no longer equity accounted	(2,155)	-
Investments sold	(15,139)	(47,088)
Tax on unit trust and partnership profits	4,772	2,380
Share of associates' profit (loss)	27,896	36,602
Dividends from associates	(24,540)	(7,916)
Share of associates' increase (decrease) in reserves	398	(6,077)
Balance at end of year	95,841	104,613

Equity accounted carrying amount of investments in associates represented by:

NAME	BUSINESS	% OWNED	CONSOLIDATED CARRYING VALUES 2004 $ '000	CONSOLIDATED CARRYING VALUES 2003 $ '000
All Asia Radio Technologies Sdn Bhd	Music media	50.00%	72	193
Ballarat Cinemas Pty. Limited	Cinema owner	50.00%	4,002	4,209
Cinematografica Junin SA [1]	Cinema investor	55.00%	-	-
CGV Company Limited [2]	Cinema operator	-	-	-
Dartina Development Limited	Multiplex investor	50.00%	3,163	429
Five Hundred Chapel Street Pty. Limited	Nominee company	50.00%	158	158
Golden Village Regional Pte. Limited	Cinema investor	50.00%	825	-
Perth FM Facilities Pty. Limited [1]	Radio transmitter	66.70%	489	512
Radio Newcastle Pty. Limited	Radio broadcaster	50.00%	5,145	4,912
Roadshow Distributors Pty. Limited	Film distributors	50.00%	37,124	22,435
Roadshow Unit Trust [3]	Film distributor to TV	-	-	12,151
Sea World Property Trust	Theme park lessor	50.00%	30,290	33,288
Subiaco Cinemas Unit Trust	Cinema operator	24.90%	242	306
Sydney FM Facilities Pty. Limited	Radio transmitter	50.00%	502	494
Tri-Village Developments BV	Cinema developer	-	-	9,822
Val Morgan Holdings Pty. Limited [4]	Cinema advertiser	-	-	1,974
Village Cinemas SA [1]	Cinema operator	55.00%	-	-
Village Sky City Cinemas Limited (previously Village Force Cinemas Limited)	Cinema manager	50.00%	795	758
Village Roadshow Distributors SA (previously Warner Roadshow Film Distributors Greece SA) [5]	Film distribution	-	-	616
Warner Village (Design & Build) Limited	Cinema design & building	50.00%	1,446	1,167
Warner Village (D&B) Limited	Cinema design & building	49.99%	279	262
Warner Village Cinemas SPA	Cinema owner/operator	45.00%	-	-
Warner Village Exhibition Limited	Cinema operator	49.99%	11,061	10,574
Other equity accounted entities in aggregate	N/A	N/A	248	353
			95,841	104,613

[1] Although the economic entity has ownership interests of more than 50% in the issued share capital of Village Cinemas SA (and its subsidiary, Cinematografica Junin SA) and Perth FM Facilities Pty. Limited, it does not control the voting rights. Consequently, it has been determined with reference to AASB 1016: Accounting for Investments in Associates, that the economic entity has significant influence over these entities as opposed to control. They have therefore been accounted for as associates.

[2] Effective 20 September 2002, as part of the ongoing strategy of restructuring the Exhibition division, the Company sold its 50% interest in CGV Company Ltd, the operator of the Korean cinema circuit.

[3] The 50% investment in the Roadshow Unit Trust was sold to Roadshow Distributors Pty. Ltd. effective 30 June 2004.

[4] Effective 24 December 2002, the Village Roadshow Ltd. group acquired 33.33% of the Val Morgan Holdings Pty. Ltd. group, with the other 66.67% acquired by two other cinema exhibition groups equally. This acquisition resulted from the restructure of the screen advertising business conducted by Val Morgan (Australia) Pty. Ltd. and MEG Holdings Ltd. As part of the regulatory approvals for this acquisition, two of the three parties were required to divest their interests by no later than 24 June 2004. The Village Roadshow Ltd. group disposed of its 33.33% interest effective 27 February 2004.

[5] Effective 15 January 2004, the Village Roadshow Ltd. group acquired the remaining 50% of the shares in Village Roadshow Distributors SA (previously Warner Roadshow Film Distributors Greece SA), and from that date onwards consolidated that entity.

(12) **INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED**

(a) **Investments in associates** continued

(v) *Share of net assets of associates*

The economic entity's share of net assets of associates in aggregate is:

	CONSOLIDATED	
	2004	2003
	$ '000	$ '000
Current assets	172,332	191,999
Non-current assets	272,172	514,854
Current liabilities	(127,981)	(173,240)
Non-current liabilities	(241,929)	(427,492)
Net assets	74,594	106,121

(vi) *Events Subsequent to Reporting Date:*

No event has occurred after reporting date in relation to any associated entity which could materially affect their financial position or operating performance.

(vii) *The annual balance date of associated entities is 30 June except for the following:*

Sea World Property Trust	31 December
Warner Village Cinemas Company Limited	30 November
Warner Village Cinemas SPA	30 November
Warner Village (D&B) Limited	30 November
Warner Village (Design & Build) Limited	30 November
Warner Village Exhibition Limited	30 November
Warner Village Investments Limited	30 November
Warner Village Trustees Limited	30 November

(b) **Interests in joint venture entities/partnerships**

(i) *Share of joint venture entities'/partnerships' profits/(losses):*

	CONSOLIDATED	
	2004	2003
	$ '000	$ '000
Operating profits/(losses) before income tax	4,741	3,739
Income tax revenue (expense) attributable to operating profits/(losses)	(1,422)	(1,122)
Operating profits/(losses) after income tax	3,319	2,617
Amortisation of goodwill on acquisition	-	-
Share of joint venture entities'/partnerships' profits/(losses)	3,319	2,617

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED

(b) Interests in joint venture entities/partnerships continued

(ii) Summarised contribution to profits/(losses) by entity:

Entity	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX 2004 $ '000	2003 $ '000
Albury Regent Cinemas Partnership	372	287
Sea World Aviation Partnership	80	241
Sea World Enterprises Partnership	15	(143)
Tasmanian Cinemas Partnership	(92)	(277)
Warner Village Exhibition Management Partnership	390	79
Warner Village Cinema Management Partnership	12	261
Warner Village Theme Parks Partnership	2,542	2,169
	3,319	2,617

	2004 $ '000	2003 $ '000
(iii) Equity accounted share of joint venture entities/partnerships:		
Accumulated profits/(losses):		
At beginning of year	21,106	20,291
At end of year	18,345	21,106
Other reserves:		
At beginning of year	-	-
At end of year	-	-
(iv) Carrying amount of investment in joint venture entities/ partnerships:		
Balance at beginning of year	11,879	180,701
Share of operating profit before tax	4,741	3,740
Net distributions	(7,549)	(157,814)
Change in carrying value due to currency revaluation	309	(14,748)
Balance at end of year	9,380	11,879

NAME	BUSINESS	% OWNED	CONSOLIDATED CARRYING VALUES 2004 $ '000	2003 $ '000
Albury Regent Cinemas	Cinema operator	50.00%	567	216
Sea World Aviation	Helicopter ride operator	50.00%	686	1,051
Tasmanian Cinemas	Cinema operator	50.00%	2,519	2,500
Warner Village Cinema Management	Non-operating	50.00%	1,683	1,578
Warner Village Exhibition Management	Non-operating	50.00%	4,051	3,293
Warner Village Theme Parks	Theme park operator	50.00%	(126)	3,241
			9,380	11,879

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED

(b) Interests in joint venture entities/partnerships continued

(v) Share of net assets of joint venture entities/partnership interests

The economic entity's share of net assets of partnership interests in aggregate is:

	CONSOLIDATED	
	2004	2003
	$ '000	$ '000
Current assets	12,331	17,533
Non-current assets	10,402	43,734
Current liabilities	(11,349)	(14,705)
Non-current liabilities	(1,908)	(34,551)
Net assets	9,476	12,011

(vi) *Events Subsequent to Reporting Date:*

No event has occurred after reporting date in relation to any joint venture entity/partnership which could materially affect their financial position or operating performance.

(vii) *The annual balance date of joint venture entities/partnership interests is 30 June except for the following:*

Sea World Aviation	30 November
Warner Village Cinema Management	30 November
Warner Village Exhibition Management	30 November
Warner Village Investments Limited	30 November
Warner Village Theme Parks	30 November

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(13) OTHER FINANCIAL ASSETS				
Non-current:				
Investments at cost comprise:				
Shares - Unlisted	7,601	7,643	24	24
- Controlled Entities	-	-	737,696	718,132
	7,601	7,643	737,720	718,156

(a) Investments in controlled entities:

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000
2 Day FM Australia Pty. Limited	Australia	100.00%	-	-
AEO Co Pty. Limited	Australia	59.91%	-	-
Allehondro Pty. Limited	Australia	100.00%	-	-
Animus No. 2 Pty. Limited	Australia	100.00%	-	-
Ants at Work AE	Greece	100.00%	-	-
Aqua Del Rey International Pty. Limited	Australia	100.00%	1	1
Aras Park Pty. Limited	Australia	100.00%	-	-
Austereo Broadcast Data Pty. Limited	Australia	59.91%	-	-
Austereo Capital FM Pty. Limited	Australia	59.91%	-	-
Austereo Direct Marketing Pty. Limited	Australia	59.91%	-	-
Austereo Entertainment Pty. Limited	Australia	59.91%	-	-
Austereo ESP Finance Pty. Limited	Australia	59.91%	-	-
Austereo Group Limited (Listed)	Australia	59.91%	465,390	445,156
Austereo International Pty. Limited	Australia	59.91%	-	-
Austereo Investments Pty. Limited	Australia	59.91%	-	-
A-Live Worldwide Pty. Limited	Australia	59.91%	-	-
Austereo Mall Advertising Pty. Limited	Australia	59.91%	-	-
Austereo Narrowcast Pty. Limited	Australia	59.91%	-	-
Austereo Pty. Limited	Australia	59.91%	-	-
Austereo Television Productions Pty. Limited	Australia	59.91%	-	-
B105 FM Pty. Limited	Australia	100.00%	-	-
Baltimore House Pty. Limited	Australia	100.00%	-	-
Belfast Odyssey Cinemas Limited	United Kingdom	100.00%	-	-
Blackstone Pty. Limited	Australia	-	-	-
Blouseman Productions Inc.	United States	100.00%	-	-
Broadcast FM Pty. Limited	Australia	59.91%	-	-
C0015744X Pty. Limited	Australia	-	-	-
Cinema Investments Italia SPA	Italy	100.00%	-	-
Cinemax SA	Greece	100.00%	-	-
Colorado Bay Pty. Limited	Australia	100.00%	-	-
Consolidated Broadcasting System (WA) Pty. Limited	Australia	59.91%	-	-
Daydream Finance Holdings Pty. Limited	Australia	100.00%	-	-
Daydream Finance Pty. Limited	Australia	100.00%	-	-
Daydream Investments Holdings Pty. Limited	Australia	100.00%	-	-
Daydream Operations Holdings Pty. Limited	Australia	100.00%	-	-
DEG Holdings Pty. Limited	Australia	100.00%	70	70
DIIR Pty. Limited	Australia	100.00%	-	-
Emperion Pty. Limited	Australia	100.00%	-	-
Entertainment and Leisure Operations Inc.	British Virgin Islands	-	-	-
Entertainment of The Future Pty. Limited	Australia	100.00%	-	-
Entertainment Research Pty. Limited	Australia	59.91%	-	-
Euramo Pty. Limited	Australia	-	-	-
Feature Productions Pty. Limited	Australia	100.00%	-	-
		c/fwd	465,461	445,227

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(13) **OTHER FINANCIAL ASSETS** CONTINUED
(a) **Investments in controlled entities:** continued

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	2003 $ '000
		b/fwd	465,461	445,227
Film Services (Australia) Pty. Limited	Australia	100.00%	-	-
FM 104 Pty. Limited	Australia	100.00%	-	-
FM Broadcasting Pty. Limited	Australia	100.00%	-	-
FM Media (ACT) Pty. Limited	Australia	100.00%	-	-
FM Media Finance Pty. Limited	Australia	100.00%	-	-
FM Media Finance Trust	Australia	-	-	-
FM Media Overseas Pty. Limited	Australia	100.00%	-	-
FM Operations Pty. Limited	Australia	100.00%	-	-
Fortress Films Pty. Limited	Australia	100.00%	-	-
Fortress Films II Pty. Limited	Australia	100.00%	-	-
Fortress Production Services Pty. Limited	Australia	100.00%	-	-
Fox FM Pty. Limited	Australia	100.00%	-	-
Grand Prix FM Pty. Limited	Australia	100.00%	-	-
Hale Equipment Leasing Limited	Cyprus	100.00%	-	-
Hotel No.2 Trust	Australia	-	-	-
Hotel No.3 Trust	Australia	-	-	-
Intencity Operations Inc.	Labuan	-	-	-
Intencity Pty. Limited	Australia	100.00%	-	-
International Equipment Supplying Limited	Hungary	100.00%	-	-
International Theatre Equipment Leasing Pty. Limited	Australia	100.00%	-	-
Intertasman Entertainments Limited	New Zealand	100.00%	-	-
Jantar PLC SA	British Virgin Islands	100.00%	-	-
Jaran Bay Pty. Limited	Australia	100.00%	-	-
Jimbolla Pty. Limited	Australia	100.00%	-	-
Kaiser Finance and Investments Limited	Cayman Islands	-	-	-
Leisure Industries Inc.	British Virgin Islands	-	-	6
Madison Hall Pty. Limited	Australia	100.00%	-	-
Maiden NZ Productions Limited	New Zealand	99.00%	-	-
Marketing Austereo Village Integrated Solutions Pty. Limited	Australia	59.91%	-	-
Medborne Proprietary Limited	Australia	100.00%	-	-
Melbourne FM Radio Pty. Limited	Australia	100.00%	-	-
Meskan House Pty. Limited	Australia	100.00%	-	-
Mount Gambier Broadcasters Pty. Limited	Australia	100.00%	-	-
Multiplex Cinemas Magdeburg GMBH	Germany	100.00%	-	-
Multiplex Cinemas Munchen GMBH	Germany	100.00%	-	-
Multiplex Cinemas Oberhausen GMBH	Germany	100.00%	-	-
MX Promotions Pty. Limited	Australia	100.00%	-	-
MX Services Pty. Limited	Australia	100.00%	-	-
New Broadcasting Pty. Limited	Australia	100.00%	-	-
Nu-Pay View Entertainment Pty. Limited	British Virgin Islands	100.00%	-	-
NW Productions Inc.	United States	100.00%	-	-
Pacific Drive Productions Pty. Limited	Australia	100.00%	-	-
Paradise Beach Productions Pty. Limited	Australia	100.00%	-	-
Paradise Road Films Pty. Limited	Australia	100.00%	-	-
Perth FM Radio Pty. Limited	Australia	59.91%	-	-
Pietman Pty. Limited	Australia	100.00%	-	-
PLB Entertainment Inc.	United States	100.00%	-	-
Radio & Research Pty. Limited	Australia	59.91%	-	-
Reidhaven Holdings Pty. Limited	Australia	100.00%	-	-
Roadshow, Coote & Carroll Pty. Limited	Australia	100.00%	684	684
Sincled Investments Pty. Limited	Australia	100.00%	-	-
TAJ Walker Pty. Limited	British Virgin Islands	100.00%	-	-
Tarzan Films Pty. Limited	Australia	100.00%	-	-
Tarzan Productions Pty. Limited	Australia	100.00%	-	-
The Triple-M Broadcasting Company Pty. Limited	Australia	100.00%	-	-
Today FM Brisbane Pty. Limited	Australia	59.91%	-	-
Today FM Sydney Pty. Limited	Australia	59.91%	-	-
Today Radio Network Pty. Limited	Australia	59.91%	-	-
		c/fwd	466,145	445,917

(13) OTHER FINANCIAL ASSETS CONTINUED
(a) Investments in controlled entities: continued

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	2003 $ '000
		b/fwd	466,145	445,917
Triple M Adelaide Pty. Limited	Australia	59.91%	-	-
Triple M Brisbane Pty. Limited	Australia	59.91%	-	-
Triple M Melbourne Pty. Limited	Australia	59.91%	-	-
Triple M Network Pty. Limited	Australia	59.91%	-	-
Triple M Sydney Pty. Limited	Australia	59.91%	-	-
Triple M Radio Holdings Pty. Limited	Australia	100.00%	-	-
VEESS Pty. Limited	Australia	100.00%	-	-
Village 88 FM SA	Greece	59.91%	-	-
Village Cinemas Australia Pty. Limited	Australia	100.00%	33,062	33,062
Village Cinemas Czech Republic SRO	Czech Republic	100.00%	-	-
Village Cinemas GmbH	Austria	100.00%	-	-
Village Cinemas International Pty. Limited	Australia	100.00%	225,000	225,000
Village Cinemas (NZ) Pty. Limited	Australia	100.00%	-	-
Village Equipment Distribution Australia Pty. Limited	Australia	-	-	-
Village Leisure Company Pty. Limited	Australia	100.00%	-	-
Village Online Investments Pty. Limited	Australia	100.00%	-	-
Village Roadshow (D & B) Limited	United Kingdom	100.00%	-	-
Village Roadshow (Fiji) Limited	Fiji	100.00%	-	-
Village Roadshow (Hong Kong) Limited	Hong Kong	100.00%	-	-
Village Roadshow (Hungary) Distribution KFT	Hungary	100.00%	-	-
Village Roadshow (Singapore) Pte. Limited	Singapore	100.00%	-	-
Village Roadshow (Thailand) Pty. Limited	Australia	100.00%	-	-
Village Roadshow Australian Films Pty. Limited	Australia	100.00%	-	-
Village Roadshow Car Park Management Pty. Limited	Australia	100.00%	-	-
Village Roadshow Cinemas UK Limited	United Kingdom	100.00%	-	-
Village Roadshow Coburg Pty. Limited	Australia	100.00%	-	-
Village Roadshow Custodians Pty. Limited	Australia	100.00%	-	-
Village Roadshow Developments Pty. Limited	Australia	100.00%	-	-
Village Roadshow Distribution (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Distribution (M) Sdn Bhd	Malaysia	100.00%	-	-
Village Roadshow Distribution Netherlands BV	Netherlands	100.00%	-	-
Village Roadshow Distribution Pty. Limited	Australia	100.00%	-	-
Village Roadshow Distribution UK Limited	United Kingdom	100.00%	-	-
Village Roadshow Distribution USA Inc.	United States	100.00%	-	-
Village Roadshow Distributors SA (previously Warner Roadshow Film Distributors Greece SA)	Greece	100.00%	-	-
Village Roadshow Dynasty Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Equipment Pty. Limited	Australia	100.00%	-	-
Village Roadshow Exhibition Beteiligungs GmbH	Germany	100.00%	-	-
Village Roadshow Exhibition (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Exhibition GmbH & Co. KG Partnership	Germany	100.00%	-	-
Village Roadshow Exhibition GmbH Kinobetriebe	Germany	-	-	-
Village Roadshow Exhibition Properties Limited	Guernsey	100.00%	-	-
Village Roadshow Exhibition Pty. Limited	Australia	100.00%	-	-
Village Roadshow Exhibition UK Limited	United Kingdom	100.00%	-	-
Village Roadshow Film Administration Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Distributor Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Distributors Greece EPE	Greece	100.00%	-	-
Village Roadshow Film Finance Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Operator Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Services Pty. Limited	Australia	100.00%	-	-
Village Roadshow Film Treasury Pty. Limited	Australia	100.00%	-	-
Village Roadshow Films BVI Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Films (UK) Limited	United Kingdom	100.00%	-	-
Village Roadshow Finance Pty. Limited	Australia	100.00%	-	-
Village Roadshow Finance & Investments Pty. Limited	Australia	100.00%	12,499	12,499
Village Roadshow FM Pty. Limited	Australia	100.00%	987	987
Village Roadshow Germany GmbH	Germany	100.00%	-	-
Village Roadshow GJ Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow GmbH	Austria	-	-	-
Village Roadshow Greece SA	Greece	100.00%	-	-
		c/fwd	737,693	717,465

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(13) **OTHER FINANCIAL ASSETS CONTINUED**
(a) **Investments in controlled entities:** continued

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	2003 $ '000
		b/fwd	737,693	717,465
Village Roadshow Grundstucksentwicklungs GmbH	Germany	100.00%	-	-
Village Roadshow Holdings Britain Limited	United Kingdom	100.00%	-	-
Village Roadshow Holdings Pty. Limited	Australia	100.00%	-	-
Village Roadshow Holdings USA Inc.	United States	100.00%	-	-
Village Roadshow Hungary RT	Hungary	100.00%	-	-
Village Roadshow Intencity Pty. Limited	Australia	100.00%	-	-
Village Roadshow International BV	Netherlands	100.00%	-	-
Village Roadshow Investments UK Limited	United Kingdom	100.00%	-	-
Village Roadshow Investments Pty. Limited	Australia	100.00%	-	-
Village Roadshow Italy Holdings SRL	Italy	100.00%	-	-
Village Roadshow J2 Productions Pty Limited	Australia	99.00%	-	-
Village Roadshow Jam Factory Pty. Limited	Australia	100.00%	-	-
Village Roadshow KP Productions Limited	New Zealand	100.00%	-	-
Village Roadshow Leisure Pty. Limited	Australia	100.00%	-	-
Village Roadshow Licensing & Finance Limited	United Kingdom	100.00%	-	-
Village Roadshow Lily Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Luxembourg SA	Luxembourg	100.00%	-	-
Village Roadshow Manakau Cinemas Pty. Limited	Australia	100.00%	-	-
Village Roadshow Mauritius Limited	Mauritius	100.00%	-	-
Village Roadshow Motion Pictures (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Motion Pictures Pty. Limited	Australia	100.00%	-	-
Village Roadshow New Distribution USA Inc.	United States	100.00%	-	-
Village Roadshow New Productions (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow NW Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Operations (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Operations Greece SA	Greece	100.00%	-	-
Village Roadshow Pictures (Australia) Pty. Limited	Australia	100.00%	-	-
Village Roadshow Pictures (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Pictures (U.S.A.) Inc.	United States	100.00%	-	663
Village Roadshow Pictures Entertainment Inc.	United States	100.00%	-	-
Village Roadshow Pictures International Pty. Limited	Australia	100.00%	-	-
Village Roadshow Pictures Television Pty. Limited	Australia	100.00%	-	-
Village Roadshow Pictures Worldwide Pty. Limited	Australia	100.00%	-	-
Village Roadshow PP Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Production Services Pty. Limited	Australia	99.00%	-	1
Village Roadshow Productions (BVI) Limited	British Virgin Islands	100.00%	-	-
Village Roadshow Productions Hellas SA	Greece	100.00%	-	-
Village Roadshow Productions Inc.	United States	100.00%	-	-
Village Roadshow Production Management Pty. Limited	Australia	100.00%	-	-
Village Roadshow Project Management Pty. Limited	Australia	100.00%	-	-
Village Roadshow Properties (Malaysia) Sdn Bhd	Malaysia	100.00%	-	-
Village Roadshow Properties Limited	Guernsey	100.00%	-	-
Village Roadshow Property Development Pty. Limited	Australia	100.00%	1	1
Village Roadshow Property Finance Pty. Limited	Australia	100.00%	2	2
Village Roadshow Resorts Pty. Limited	Australia	100.00%	-	-
Village Roadshow Retail Stores Pty. Limited	Australia	100.00%	-	-
Village Roadshow SW Productions Pty. Limited	Australia	99.00%	-	-
Village Roadshow Theatres Europe Limited	United Kingdom	100.00%	-	-
Village Roadshow Theatres Guernsey Limited	Guernsey	100.00%	-	-
Village Roadshow Theatres Pty. Limited	Australia	100.00%	-	-
Village Roadshow Ticketing Pty. Limited	Australia	100.00%	-	-
Village Roadshow Treasury Pty. Limited	Australia	100.00%	-	-
Village Roadshow UK Holdings Pty. Limited	Australia	100.00%	-	-
Village Roadshow Warehousing Services Pty. Limited	Australia	100.00%	-	-
Village Sea World Aviation Pty. Limited	Australia	100.00%	-	-
Village Sea World Investments Pty. Limited	Australia	100.00%	-	-
Village Sea World Operations Pty. Limited	Australia	100.00%	-	-
Village Theatres 3 Limited	United Kingdom	100.00%	-	-
Village Theatres (Brisbane) Pty. Limited	Australia	100.00%	-	-
Village Theatres (Paddington) Pty. Limited	Australia	100.00%	-	-
		c/fwd.	737,696	718,132

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(13) **OTHER FINANCIAL ASSETS CONTINUED**
(a) **Investments in controlled entities: continued**

NAME	INCORPORATED IN	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2004 $ '000	2003 $ '000
		b/fwd	737,696	718,132
Village Theatres Morwell Pty. Limited	Australia	75.00%	-	-
Village Theatres UK 3 Limited	United Kingdom	100.00%	-	-
Village Themepark Management Pty. Limited	Australia	100.00%	-	-
Village Twin Cinemas (Morwell) Pty. Limited	Australia	100.00%	-	-
VR (Matrix) Films Pty. Limited	Australia	100.00%	-	-
VR Animation Pty. Limited	Australia	100.00%	-	-
VR (Asia) Pty. Limited	Australia	-	-	-
VRB Pty. Limited	Australia	59.91%	-	-
VR DSAW Productions Limited	British Virgin Islands	100.00%	-	-
VR DTE Distribution USA Inc	United States	100.00%	-	-
VR DTE Productions Limited	British Virgin Islands	100.00%	-	-
VR International Pictures Pty. Limited	Australia	100.00%	-	-
VREW Distribution USA Inc	United States	100.00%	-	-
VREW Productions (BVI) Limited	British Virgin Islands	100.00%	-	-
VRFP Pty. Limited	Australia	100.00%	-	-
VRL Aluminium Pty. Limited	Australia	100.00%	-	-
VRP Film Entertainment Inc.	United States	100.00%	-	-
VRP International Distribution Pty. Limited	Australia	100.00%	-	-
VRPPL Pty. Limited	Australia	100.00%	-	-
VRP Production Services Pty. Limited	Australia	100.00%	-	-
VRP Treasury BVI Ltd	British Virgin Islands	100.00%	-	-
VRPTV Financing Inc.	United States	100.00%	-	-
VRS Holdings Pty. Limited	Australia	100.00%	-	-
VR Zoo Distribution USA Inc	United States	100.00%	-	-
VR Zoo Productions Limited	British Virgin Islands	100.00%	-	-
Warner Bros. Studio Store Australia Pty. Limited	Australia	64.00%	-	-
Worldwide Films Pty. Limited	Australia	100.00%	-	-
			737,696	718,132

Foreign controlled entities carry out their business activities in the country of incorporation. Material overseas entities are audited by Ernst & Young International affiliates.

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(14) PROPERTY, PLANT & EQUIPMENT				
Land:				
At cost	21,133	21,490	-	-
Buildings & improvements:				
At cost (completed)	43,021	51,896	-	-
Less depreciation	(12,233)	(12,729)	-	-
	30,788	39,167	-	-
Capital work in progress	13,807	6,017	2,483	2,757
Leasehold improvements:				
At cost	148,219	135,413	1,139	1,131
Less amortisation	(66,607)	(54,590)	(75)	(47)
	81,612	80,823	1,064	1,084
Equipment & vehicles (owned):				
At cost	262,938	274,992	8,903	10,552
Less depreciation	(168,918)	(154,815)	(4,606)	(6,786)
	94,020	120,177	4,297	3,766
Equipment & vehicles (leased):				
At cost	22,280	21,545	4,417	4,098
Less amortisation	(12,093)	(8,461)	(1,759)	(488)
	10,187	13,084	2,658	3,610
	251,547	280,758	10,502	11,217

(a) Valuations

Effective 1 July 2000, the consolidated entity elected to use the original cost basis for measurement of each class of non-current assets.

As at 30 June 2004, the Directors valued interests in land and buildings, based on a market appraisal by qualified valuers, at $119.7 million (economic entity). These interests are recorded in the accounts (after aggregate depreciation) as follows:

	$ '000
Freehold land	21,133
Buildings and improvements	30,517
	51,650

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(14) **PROPERTY, PLANT & EQUIPMENT** CONTINUED				
(b) **Reconciliations**				
Land:				
Carrying amount at beginning	21,490	24,505	-	-
Additions/transfers	-	395	-	-
Net foreign currency movements arising from self-sustaining foreign operations	93	(35)	-	-
Disposals	(450)	(3,375)	-	-
Carrying amount at end	21,133	21,490	-	-
Buildings & improvements:				
Carrying amount at beginning	39,167	36,934	-	-
Additions/transfers	351	12,461	-	-
Net foreign currency movements arising from self-sustaining foreign operations	335	(4,785)	-	-
Disposals/Transfers	(7,779)	(1,116)	-	-
Depreciation expense	(1,286)	(4,327)	-	-
Carrying amount at end	30,788	39,167	-	-
Capital work in progress:				
Carrying amount at beginning	6,017	43,706	2,757	1,817
Additions/transfers	12,698	6,809	-	940
Net foreign currency movements arising from self-sustaining foreign operations	37	(2,371)	-	-
Disposals/Transfers	(4,945)	(42,127)	(274)	-
Carrying amount at end	13,807	6,017	2,483	2,757
Leasehold improvements:				
Carrying amount at beginning	80,823	148,124	1,084	447
Additions/Transfers	7,073	11,153	8	656
Additions due to increase in investment in joint venture operations	-	9,751	-	-
Net foreign currency movements arising from self-sustaining foreign operations	655	(10,334)	-	-
Asset writedowns	-	(25,031)	-	-
Disposals/Transfers	855	(46,514)	-	-
Amortisation expense	(7,794)	(6,326)	(28)	(19)
Carrying amount at end	81,612	80,823	1,064	1,084
Equipment & vehicles (owned):				
Carrying amount at beginning	120,177	183,355	3,766	6,306
Additions/Transfers	13,581	60,873	1,676	2,781
Additions due to increase in investment in joint venture operations	-	9,128	-	-
Net foreign currency movements arising from self-sustaining foreign operations	1,123	(4,924)	-	-
Asset writedowns	-	(11,704)	-	-
Disposals/Transfers	(14,000)	(80,392)	(141)	(3,908)
Depreciation expense	(26,861)	(36,159)	(1,004)	(1,413)
Carrying amount at end	94,020	120,177	4,297	3,766
Equipment & vehicles (leased):				
Carrying amount at beginning	13,084	12,167	3,610	352
Additions	645	6,671	349	3,891
Net foreign currency movements arising from self-sustaining foreign operations	49	(1,455)	-	-
Disposals/Transfers	(65)	(1,607)	(28)	(142)
Amortisation expense	(3,526)	(2,692)	(1,273)	(491)
Carrying amount at end	10,187	13,084	2,658	3,610

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(15) INTANGIBLES				
Goodwill purchased	78,922	77,174	-	-
Less amortisation	(13,805)	(9,714)	-	-
	65,117	67,460	-	-
Goodwill on consolidation	18,905	18,748	-	-
Less amortisation	(11,853)	(10,911)	-	-
	7,052	7,837	-	-
Other intangibles	2,075	2,474	-	-
Less amortisation	(139)	(470)	-	-
	1,936	2,004	-	-
	74,105	77,301	-	-
(16) PAYABLES				
Current:				
Trade and sundry creditors	229,430	300,370	1,894	2,521
Owing to -				
Associated entities	1,435	5,703	-	-
Other	644	1,909	-	-
	231,509	307,982	1,894	2,521
Non-current:				
Owing to -				
Associated entities	27,513	27,127	-	-
Other	26,237	35,353	123	-
	53,750	62,480	123	-
(17) INTEREST BEARING LIABILITIES				
Current:				
Secured borrowings	264,232	479,863	-	-
Unsecured borrowings	-	31,423	-	-
Finance lease liabilities	4,755	3,500	1,463	1,297
	268,987	514,786	1,463	1,297
Non-current:				
Secured borrowings	757,905	716,451	-	-
Finance lease liabilities	7,311	11,143	2,733	3,812
	765,216	727,594	2,733	3,812
Convertible notes	13,461	25,598	13,461	25,598

Terms and conditions relating to the above financial instruments:
The chief entity has a $100,000,000 (2003: $100,000,000) long term finance facility. These borrowings are secured by a specific share mortgage against the chief entity's shareholding in Austereo Group Limited and by guarantees from various wholly-owned subsidiaries.

Other secured borrowings are separately secured by a fixed and floating charge over assets in the Warner Bros. Movie World Joint Venture, the investment in the Sea World Property Trust and the Austereo Group Limited economic entity. The security for these borrowings is limited to the assets and undertakings of each particular operation. The lease liability is secured by a charge over the leased assets.

Village Roadshow Pictures International Pty Ltd has a US$25,000,000 long term finance facility. These borrowings are secured by a floating charge over the chief entity assets, subordinated to ANZ.

Refer note 23(a)(x) for details of the security relating to the Film Production financing facility.

Refer note 32 (a)(ii) for additional information concerning finance lease terms and conditions.

(17) **INTEREST BEARING LIABILITIES CONTINUED**

On 30 April 1998 the Company issued 2,400,000 convertible debt securities of US$50.00 each which have been disclosed partly as liabilities and partly as equity. These Perpetual Redeemable Income Debt Exchangeable for Stock[SM] ("PRIDES[SM]") are unsecured, subordinated perpetual debt securities, convertible at the option of the holders into A Class Preference shares within 10 years of issue or, at the option of the Company, may be paid out in cash at the then prevailing closing price of the A Class Preference shares. At any time after 30 April 2008 the PRIDES may be redeemed, in whole or in part, at the option of the Company upon payment of the principal and accrued unpaid interest. Subject to certain adjustments, the A Class Preference shares will be issuable at $3.60 per share.

At the commencement of the year, 580,950 PRIDES remained issued by the Company. During the year ended 30 June 2004, 167,650 PRIDES were redeemed for cash. 413,300 PRIDES remained issued at the end of the year. The Company realised a profit of $4.5 million on the cash redemptions (2003: $0.5 million).

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(18) PROVISIONS				
Current:				
Employee benefits	12,650	14,505	2,523	2,928
Other	6,344	8,901	-	28
	18,994	23,406	2,523	2,956
Non-current:				
Employee benefits	6,401	5,021	2,533	1,865
Other	11,487	10,414	-	-
	17,888	15,435	2,533	1,865
Employee benefit liabilities				
Provision for employee benefits				
Current	12,650	14,505	2,523	2,928
Non-current	6,401	5,021	2,533	1,865
Aggregate employee benefit liability	19,051	19,526	5,056	4,793
(a) Reconciliations				
Other provisions:				
Carrying amount at the beginning of the financial year	19,315	10,369	28	-
Additional provision	2,952	12,300	-	-
Amounts utilised during the year	(4,436)	(3,354)	(28)	-
Carrying amount at the end of the financial year	17,831	19,315	-	-

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(19) OTHER LIABILITIES				
Current:				
Unearned revenue	2,024	3,599	-	-
Other liabilities	489	2,831	-	-
	2,513	6,430	-	-
Non-current:				
Unearned revenue	1,501	1,082	-	-
Other liabilities	1,037	6,535	800	1,019
	2,538	7,617	800	1,019
(20) CONTRIBUTED EQUITY				
Issued & fully paid up capital:				
Ordinary shares	121,058	121,931	121,058	121,931
A Class Preference shares	39,768	208,765	39,768	208,765
Other - ex-share premium account	594,525	594,525	594,525	594,525
	755,351	925,221	755,351	925,221
Convertible notes	14,866	14,866	14,866	14,866

Dividend rates on A Class Preference shares:
If a dividend is recommended by directors, non-redeemable non-cumulative A Class Preference shares are entitled to a minimum of 10.175 cents per share or 3 cents above the Ordinary dividend, whichever is higher. Preference share dividends have priority over Ordinary dividends.

During the 2004 and 2003 years, movements in fully paid shares on issue were as follows:

	CONSIDERATION 2004 $ '000	CONSIDERATION 2003 $ '000	NO. OF SHARES 2004 '000	NO. OF SHARES 2003 '000
(a) Ordinary shares -				
Beginning of the financial year	121,931	124,147	234,903	235,703
Share buybacks -				
June 2004 at $1.80	(873)	-	(484)	-
November 2002 at $2.63 to $4.12	-	(2,170)	-	(783)
September 2002 at $2.63	-	(46)	-	(17)
End of the financial year	121,058	121,931	234,419	234,903
(b) A Class Preference shares -				
Beginning of the financial year	208,765	213,332	250,215	251,990
Share buybacks -				
May 2004 at $1.28 to $1.30	(64,497)	-	(50,000)	-
March 2004 at $1.12 to $1.16	(104,500)	-	(90,086)	-
June 2003 at $1.58 to $3.22	-	(1,828)	-	(825)
November 2002 at $1.85 to $3.19	-	(215)	-	(97)
September 2002 at $1.52 to $3.23	-	(2,524)	-	(853)
End of the financial year	39,768	208,765	110,129	250,215

(20) CONTRIBUTED EQUITY CONTINUED

Share buyback:

During the year, the company bought back on market and cancelled 140,086,114 A Class Preference Shares at prices ranging from $1.12 to $1.30, and 484,203 Ordinary shares at $1.80.

Issued Options:

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over Ordinary shares were allotted to Mr. Graham W. Burke, the Managing Director. 2 million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The names of all persons who currently hold options are entered in the register kept by the Company, which may be inspected free of charge.

As at 30 June 2004, the details of outstanding options over Ordinary shares were as follows:

Number of options	Expiry date	Exercise price per option
2,000,000	30 November 2007	$3.00
2,000,000	30 November 2007	$4.00
2,000,000	30 November 2007	$5.00

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(21) RESERVES AND RETAINED PROFITS				
Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of self-sustaining foreign operations and on equity accounting of associates.				
Balance at beginning of year	(88,194)	(14,917)	3,844	1,510
Amount relating to translation of accounts & net investments	(14,241)	(66,340)	859	2,334
Transfer to Retained profits	42,778	(860)	-	-
Post acquisition share of associates	589	(6,077)	-	-
Balance at end of year	(59,068)	(88,194)	4,703	3,844
Capital profits reserve: The capital profits reserve is used to accumulate realised capital profits arising from the equity accounting of associates.				
Balance at beginning of year	61	3	-	-
Post acquisition share of associates	20	58	-	-
Balance at end of year	81	61	-	-
Total reserves	(58,987)	(88,133)	4,703	3,844
Retained profits:				
Balance at the beginning of year	105,353	126,952	976,028	946,665
Net profit (loss) attributable to members of Village Roadshow Limited	52,217	(26,016)	21,235	29,271
Other revenue, expense and initial adjustments recognised directly in equity	555	3,557	-	-
Transfer from Foreign Currency Translation Reserve	(42,778)	860	-	-
Total available for appropriation	115,347	105,353	997,263	975,936
Dividends provided or paid	-	-	-	(92)
Balance at end of year	115,347	105,353	997,263	976,028
(22) OUTSIDE EQUITY INTERESTS				
Outside equity interests in controlled entities:				
Issued & paid up capital	100,252	103,219	-	-
Reserves	(34)	146	-	-
Profit & loss appropriation	21,923	17,321	-	-
	122,141	120,686	-	-

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(23) CONTINGENT LIABILITIES AND ASSETS				
(a) Contingent liabilities				
Estimated maximum amounts relating to:				
(i) Termination benefits under personal services agreements for 236 (consolidated) group executives and consultants (2003: 208 (consolidated) group executives and consultants)	42,764	41,651	6,366	7,730
(ii) Bank guarantees for financial obligations				
(a) Guarantees for unsecured credit facilities of controlled entities	-	-	307	307
(b) Guarantees for financial undertaking of controlled entity	-	150	-	-
(iii) Corporate guarantees for financial obligations				
(a) Guarantees for secured credit facilities of associated entities	48,924	52,179	48,924	51,679
(b) Guarantees for unsecured credit facilities of associated entities	-	3,144	-	3,144
(iv) Bank guarantees for operating lease commitments				
(a) Guarantees for controlled entities	14,795	18,430	14,317	17,791
(b) Guarantees for associated entities	25	25	-	-
(c) Guarantees for joint ventures	243	272	-	-
(v) Several corporate guarantees for operating lease commitments				
(a) Guarantees for controlled entities	-	-	258,326	323,657
(b) Guarantees for associated entities	103,548	113,810	3,085	3,898
(c) Guarantees for joint ventures	-	-	14,920	15,475
(vi) Joint and several obligations for operating lease commitments of joint venture partners *	112,296	127,303	-	-
(vii) Other corporate guarantee commitments				
(a) Guarantees in respect of partnership commitments	1,458	1,458	4,125	4,125
	324,053	358,422	350,370	427,806

* refer Note 23(b)(i) for corresponding amount reflecting the related contingent assets.

(viii) Claims - Village Roadshow Pictures (USA) Inc.:

A formal judgement was entered into against Village Roadshow Pictures (USA) Inc ("VRP USA"), a non-core US subsidiary of Village Roadshow Limited ("VRL"), for approximately USD 32 million in January 2003. VRP USA's appeal against the judgement to the Supreme Court of California was rejected by that Court. The full amount of the judgement against VRP USA, plus interest to 30 June 2004, is USD 36.3 million. VRL believes the judgement will not materially affect VRL's financial position. In June 2003, the plaintiffs filed a motion seeking to force VRL to arbitrate the same claim as they made against VRP USA. VRL has opposed this motion. In August 2004, the plaintiffs indicated that they would seek to add VRL as a judgement debtor to the VRP USA judgement. VRL will oppose this motion.

New legal proceedings were commenced in 2003 by the plaintiffs against VRL and a number of other companies in the VRL group. The VRL companies deny liability in those proceedings and are defending them. A trial date has been set for these proceedings for January 2005.

(ix) Other contingent liabilities - Film Production:

The revolving USD 900 million film financing facility of Village Roadshow Films (BVI) Limited ("VRF BVI") is secured against its film library and the proceeds from exploitation. The Village Roadshow Limited ("VRL") and Village Roadshow Limited group ("VRL group") exposure is limited to USD 100 million equity contributed to VRF BVI as support for the film financing facility (by way of subordinated loan) and USD 70 million security deposit provided to VRF BVI.

In addition, VRL (and the VRL group) are liable to repay any cash film exploitation profits received by the VRL group, except for the first USD 5 million.

Based on the films released to 30 June 2004 and the continuation of business by Village Roadshow Pictures, being the group of companies comprising the production division of the VRL group, the Directors do not believe that any material permanent difference will result from this arrangement.

(x) Other contingent liabilities - Income Tax:

The Australian Taxation Office ("ATO") advised on 31 March 2003 that it had completed a prolonged income tax audit of the economic entity which covered a five year period to June 30, 1998. The ATO advised that the audit was limited to specific issues and concluded that an adjustment was warranted to increase the 1994 taxable income of the economic entity or, alternatively, the economic entity's 1993 taxable income. ATO alternative assessments of $85.1 million (1994) and $110.1 million (1993) have been received and objections have been lodged contesting the ATO adjustments. Additional General Interest Charges to 30 June 2004 have increased these alternative assessments to $101.9 million (in relation to 1994) and $132.0 million (in relation to 1993).

As advised to Australian Stock Exchange Ltd. on 21 July 2004, Village Roadshow Limited received oral advice that the objections to these alternative assessments were to be disallowed. If the objections are formally disallowed by the ATO, it may be necessary to make partial payment to the ATO, which amount would be negotiated at that time. Village Roadshow Ltd. also confirmed its belief that all these disputed assessments will be overturned on appeal. The ATO's assessments and decisions will be vigorously challenged.

The taxation treatment proposed by the ATO could also have broader application. The economic entity anticipates further ATO audits may occur.

The economic entity is also currently subject to routine tax audits in certain overseas jurisdictions. The ultimate outcome of the tax audits cannot be determined with an acceptable degree of reliability at this time. Nevertheless, the economic entity believes that it is making adequate provision for its taxation liabilities in its Financial Statements (including amounts shown as deferred and other tax liabilities in the Statement of Financial Position) and is taking reasonable steps to address potentially contentious issues. If adjustments result in taxation liabilities significantly in excess of the economic entity's provisions, there could be a significant impact on the economic entity. Finally, it is noted that the chief entity has provided an indemnity in favour of Austereo Group Limited in relation to tax losses previously transferred to subsidiaries of Austereo Group Limited.

(xi) Other contingent liabilities - Claim received from Mr. Peter Ziegler:

In September 2003, Village Roadshow Limited ("VRL") received a Statement of Claim from the service company of a former executive, Mr. Peter Ziegler. The total Claim is for more than $148 million plus a claim of a 7.5% ownership interest in the Village Roadshow Pictures division ("VRP") and the right to 7.5% of the profits of VRP. The vast majority of the Claim relates to an allegation that VRL failed to pay Mr. Ziegler's service company a termination payment. Mr. Ziegler's service company contends that this termination payment was payable upon the expiry of its contract through effluxion of time. VRL maintains that a termination payment was only payable if VRL terminated the contract early. On the basis of legal advice, VRL strongly believes that the amount claimed by Mr. Ziegler's service company is fanciful and that the termination payment claim will fail entirely. VRL will vigorously defend the allegations made by Mr. Ziegler's service company. VRL does not believe that this claim will have any material effect on its financial position. A trial date has been set, commencing in March 2005.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(23) CONTINGENT LIABILITIES AND ASSETS CONTINUED

(a) Contingent liabilities continued

(xii) Other contingent liabilities - Claim received from Members and former Members of KPMG:
On 23 December 2003, Village Roadshow Limited ("VRL") and two of its subsidiaries, Medborne Pty Ltd and VR International Pictures Pty Ltd, were served with proceedings in the Supreme Court of Victoria by companies associated with members and former members of accounting firm KPMG. The proceedings are in respect of those companies' investments in a film partnership with the two subsidiaries relating to the film, The Matrix. Those investments (which totalled approximately $23 million) were highly leveraged with a significant proportion of the funds invested being provided to those investors by other VRL subsidiaries. This film partnership, "Groucho II Film Partnership: Matrix (Production)", is considered by the Australian Tax Office to constitute a "mass marketed investment scheme". The proceedings claim that Medborne Pty. Ltd. has breached the Partnership Agreement in various respects, including in relation to accounting issues and a failure to consult with the KPMG partnership representative. VRL and its subsidiaries are defending the proceedings. VRL does not believe that the proceedings will have any material effect on its financial position.

(b) Contingent assets

In the event that any entity in the economic entity is required to meet a joint venture or partnership liability in excess of its proportionate share, that entity has right of recourse against the co-joint venturers or other partners in respect of that excess. Specifically, the economic entity has a contingent asset for the amount of the following joint and several operating lease commitments in the event that it is called upon to meet liabilities of the other joint venturers:

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(i) Right of recourse in relation to joint and several obligations for operating lease commitments of joint venture partners*	112,296	127,303	-	-

* refer Note 23(a)(vi) for corresponding amount reflecting the related contingent liabilities.

(ii) Other contingent assets - Sale of UK Exhibition circuit:
As a result of the sale of the 50% owned UK Exhibition circuit in May 2003, the Village Roadshow Limited group ("VRL group") may be entitled to further proceeds in the future, based on a formula relating to admissions of the sold circuit. The maximum amount receivable by the VRL group over time is GBP 9.9 million, however due to the uncertainty of future admissions, it is not possible to estimate what amount (if any) is likely to be received. Therefore, this amount is not considered to be a contingent asset.

(iii) Other contingent assets - Sale of shares in Val Morgan Holdings Pty. Ltd.:
Effective 27 February 2004, the economic entity disposed of its interest in the Val Morgan Holdings Pty. Ltd. group, for consideration of $6.0 million plus working capital. Further consideration of $7.0 million will be received on 1 June 2008 in the event that certain conditions are met. This additional consideration has been treated as a contingent asset until there is more certainty that the condition subsequent will be met.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(24) EXPENDITURE COMMITMENTS				
(a) Finance leases -				
Payable within 1 year	4,954	3,837	1,463	1,297
Payable between 1 and 5 years	7,455	11,226	2,733	3,812
Payable after 5 years	-	-	-	-
	12,409	15,063	4,196	5,109
Less future finance charges	(343)	(420)	-	-
Total finance lease liabilities	12,066	14,643	4,196	5,109
(b)(i) Operating leases - Minimum lease payments				
Payable within 1 year	88,934	91,674	579	457
Payable between 1 and 5 years	308,740	329,400	1,592	1,713
Payable after 5 years	617,796	684,601	-	-
	1,015,470	1,105,675	2,171	2,170
(b)(ii) Operating leases - Percentage based lease payments				
Payable within 1 year	2,946	2,688	-	-
Payable after 1 year	33,780	32,944	-	-
	36,726	35,632	-	-
Total operating lease commitments	1,052,196	1,141,307	2,171	2,170

Accounting standard AASB 1008: Leases applies to the estimated contingent rental commitments of the chief entity and the economic entity. This standard requires the reporting of liabilities under certain operating leases to pay Percentage Rent. Percentage rent is payable as either Incentive Rent or Revenue Share. Incentive Rent occurs when the operating lease creates a liability to pay the lessor a percentage of the Gross Receipts when a cinema site's earnings exceed the Base Rent. Gross receipts are generally made up of box office takings, concession sales and screen advertising, but may also include revenue from licence fees, arcade games and the sale of promotional material. A Revenue Share does not have a fixed Base Rent, the entire rental liability being determined by an express percentage of the total Gross Receipts.

Refer to note 31 for details of operating lease commitments relating to discontinuing operations included in the above expenditure commitments.

	CONSOLIDATED 2004 $ '000	CONSOLIDATED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2004 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000
(c) Other expenditure commitments -				
Estimated capital expenditure contracted for at balance date but not provided for				
Payable not later than one year				
- joint ventures	17,761	10,844	-	-
- associates	3,200	23,303	-	-
- other	34,754	1,883	-	-
	55,715	36,030	-	-
Payable later than one year but not later than five years				
- joint ventures	24,873	16,487	-	-
- associates	6,246	-	-	-
- other	1,387	16,950	-	-
	32,506	33,437	-	-

(25) SUPERANNUATION COMMITMENTS

There are established superannuation and retirement plans for the benefit of employees of the Company and its controlled and associated entities. The benefits provided are accumulation benefits. Contributions to the plans are based on varying percentages of employees' gross remuneration and are made either by the employer or by the employee and the employer. Contributions made to the plans will not exceed the permitted levels prescribed by income tax legislation from time to time. There are legally enforceable obligations for contributions to be made to the plans in respect of some employees. As the plans are accumulation type funds, no actuarial assessment is made and the level of funds is sufficient to meet applicable employee benefits which may accrue in the event of termination of the plans or on the voluntary or compulsory termination of employment of any employee.

(26) DIRECTOR AND EXECUTIVE DISCLOSURES

Directors

The following persons were specified directors of Village Roadshow Limited during the financial year:

Executive directors

Robert G. Kirby, *Chairman*
John R. Kirby, *Deputy Chairman*
Graham W. Burke, *Managing Director*
Peter E. Foo, *Finance Director*
Peter M. Harvie, *Executive Director*

Non-executive directors

William J. Conn
D. Barry Reardon
Peter D. Jonson

Executives (other than directors) with the greatest authority for strategic direction and management

The following persons were the executives with the greatest authority for the strategic direction and management of the consolidated entity ("specified executives") during the financial year:

Name	Position	Employer
Philip S. Leggo	Group Company Secretary	Village Roadshow Limited
Julie E. Raffe	Chief Financial Officer	Village Roadshow Limited
Gregory Basser	Director - Commercial & Legal, Group Executive in charge of Production	Village Roadshow Limited
Tony N. Pane	Chief Tax Counsel	Village Roadshow Limited
Simon T. Phillipson	General Counsel	Village Roadshow Limited

All of the above persons were also specified executives during the year ended 30 June 2003.

Remuneration of directors and specified executives

Remuneration policy

The Remuneration Committee of the Board of Directors of Village Roadshow Limited is responsible for determining and reviewing compensation arrangements for the Company's executive directors. The Remuneration Committee makes recommendations on the remuneration of the executive directors with the overall objective of motivating and appropriately rewarding performance. The recommendations are made in line with the Company's present circumstances and goals to ensure maximum shareholder benefits from the attraction and retention of a high quality Board and senior management team.

The Chairperson, Deputy Chairperson, Managing Director and Finance Director are responsible for determining the compensation arrangements for senior divisional and corporate executives (including the above specified executives) using similar criteria. The Remuneration Committee is kept informed of any major amendments to remuneration arrangements for senior divisional and corporate executives.

All executive directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met based on achievement of key executive performance criteria and Company performance in relation to profitability, cash flow, share price growth and other performance indicators.

The total cash remuneration of independent directors (being directors' fees not paid to anyone in an executive capacity) is distinguished from that of executive directors and is approved in aggregate by shareholders in general meetings from time to time.

Details of remuneration

Details of the remuneration of each specified director of Village Roadshow Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out in the following tables:

Directors of Village Roadshow Limited

		Primary			Post Employment	Equity	
Name	Note	Base salary/fees & allowances $	Annual cash bonus $	Non-monetary benefits $	Superannuation $	Options $	Total $
Robert G. Kirby	1, 5	1,190,160	298,700	200,279	91,149	-	1,780,288
John R. Kirby	1, 5	1,190,160	298,700	193,223	91,149	-	1,773,232
Graham W. Burke	1, 3, 5	1,190,160	298,700	176,031	91,149	222,626	1,978,666
Peter E. Foo		1,063,246	496,000	46,268	34,254	-	1,639,768
Peter M. Harvie	2, 4	585,792	100,000	81,363	25,000	-	792,155
William J. Conn		88,072	-	-	7,928	-	96,000
Peter D. Jonson		66,056	-	20,813	5,944	-	92,813
D. Barry Reardon		126,000	-	-	-	-	126,000
Total		5,499,646	1,492,100	717,977	346,573	222,626	8,278,922

1. Bonus amounts represent 2003/04 bonus due and payable. Director bonuses are calculated by reference to a cash flow return on investment measure together with a formula to reward superior weighted average share price and market capitalisation growth.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position.
3. In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke. Two million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The above options were granted in accordance with the terms of Mr. Burke's Employment Contract dated November 2000. Refer to the option valuation disclosures in the Directors' Report.
4. Includes non-monetary benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.
5. With effect from 1 July 2004, the Remuneration Committee of the Board of Directors approved an increase in Base Salary for each of Messrs R.G. Kirby, J.R. Kirby and G. W. Burke to $1,550,000 per annum.

(26) DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED
Details of remuneration continued

Total remuneration of directors of Village Roadshow Limited for the year ended 30 June 2003 is set out below. Information for individual directors is not shown as this is the first financial report prepared since the issue of AASB 1046: *Director and Executive Disclosures by Disclosing Entities*.

	Primary			Post Employment	Equity	
Name	Base salary/fees & allowances $	Annual cash bonus $	Non-monetary benefits $	Superannuation $	Options $	Total $
Total	5,151,160	1,370,000	666,031	332,933	233,287	7,753,411

Specified executives of the consolidated entity

		Primary			Post Employment	Equity	
Name	Note	Base salary/fees & allowances $	Annual cash bonus $	Non-monetary benefits $	Superannuation $	Options $	Total $
Philip S. Leggo		360,508	140,000	56,951	32,419	-	589,878
Julie E. Raffe		277,648	140,000	97,639	24,938	-	540,225
Gregory Basser	1, 2	1,132,266	250,000	7,435	36,754	-	1,426,455
Tony N. Pane		956,178	250,000	-	11,002	-	1,217,180
Simon T. Phillipson		374,447	200,000	9,260	33,675	-	617,382
Total		3,101,047	980,000	171,285	138,788	-	4,391,120

1. Bonus amount relates to amounts paid pursuant to discretionary consulting agreement.
2. Includes non-monetary benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's Executive Share Plan.

Total remuneration of specified executives for the year ended 30 June 2003 is set out below. Information for individual specified executives is not shown as this is the first financial report prepared since the issue of AASB 1046: *Director and Executive Disclosures by Disclosing Entities*.

	Primary			Post Employment	Equity	
Name	Base salary/fees & allowances $	Annual cash bonus $	Non-monetary benefits $	Superannuation $	Options $	Total $
Total	3,015,132	1,250,000	73,816	139,884	-	4,478,832

Service Agreements

Remuneration and other terms of employment for the Company's Managing Director, the Executive Chairman of Austereo Group Limited and the Company's specified executives are formalised in service agreements. The names of these officers and positions held are set out in Note 26. All major contracts and bonus payments are reviewed by the Remuneration Committee. The major provisions of the agreements of these officers relating to remuneration are as set out below:

Mr. G. W. Burke's 5 year contract with the Company as Managing Director expires on 30 November 2005 with an option to extend for a further 5 years at either party's option. In addition to base salary, superannuation and motor vehicle, CPI adjusted, an annual incentive performance bonus is payable for achieving varying percentages of budgeted net profit before tax. The contract also provides for the grant of 6 million options over ordinary shares (as described above) and a loan of up to $2 million on terms and conditions to be agreed by the Remuneration Committee of the Company. Other than a global 12 month non-compete clause, the contract does not provide for pre-determined compensation in the event of termination.

Mr. P. M. Harvie's 5 year contract with Austereo Pty Ltd as Executive Chairman of the Company's controlled entity, Austereo Group Limited, expires on 30 June 2007. In addition to base salary and superannuation, CPI adjusted, an annual discretionary performance bonus is payable together with participation in the Company's and Austereo's Executive Share Plans. Payment for termination without cause is equal to 12 months of salary.

Messrs P. S. Leggo, J. E. Raffe, T. N. Pane and S. T. Phillipson all have service agreements with the Company expiring respectively on 30 November 2005, 30 November 2004, 14 January 2005 and 30 November 2006. Mr Leggo's contract has an option to extend for a further 2 years at the Company's option. In addition to base salary and superannuation, and Company motor vehicles provided to Messrs Leggo and Raffe, all 4 named specified executives are eligible to be paid an annual discretionary performance bonus. Payments under these contracts for redundancy for Messrs Leggo, Raffe and Phillipson is equal to 11, 6 and 12 months of salary respectively. None of the contracts for the 4 named specified executives provide for pre-determined compensation in the event of termination.

Mr. G. Basser has 2 contracts with the Company - one executive employment agreement and a separate Consulting Agreement with Greg Basser Pty Ltd for legal services to the economic entity. Both contracts expire on 30 April 2005 with an option to extend for a further 2 years at the Company's option. The employment agreement provides for base salary and superannuation, CPI adjusted, including a motor vehicle allowance, together with an annual discretionary performance bonus. The Consultancy Agreement provides for the payment of an annual retainer which is adjusted by CPI or $50,000 per annum whichever is greater, together with an additional performance based retainer and reimbursement of reasonable administrative costs and out of pocket expenses. Neither contract provides for pre-determined compensation in the event of termination. If the Company breaches and either contract is terminated by the other party, it may claim for monies and benefits payable until expiry of the contract, subject to an obligation to mitigate.

Executive Director Mr. P. E. Foo does not have a service agreement with the Company. Discussions are continuing between the Remuneration Committee and the Company's Executive Chairman, Mr. R. G. Kirby, and Executive Deputy Chairman, Mr. J.R. Kirby, for service agreements on similar terms and conditions to Mr. G. W. Burke's contract.

(26) **DIRECTOR AND EXECUTIVE DISCLOSURES** CONTINUED

Equity instrument disclosures relating to directors and specified executives

Options provided as remuneration

No options over ordinary shares in the company were provided as remuneration to any specified director of Village Roadshow Limited or any specified executive of the consolidated group during the financial year. All options on issue at the beginning of the financial year had fully vested.

Shares provided on exercise of remuneration options

No options were exercised during the financial year.

Option holdings

The number of options over ordinary shares in the company held during the financial year by each specified director of Village Roadshow Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at beginning of period	Granted as remuneration	Options Exercised	Net Change Other	Balance at end of period	Vested and exercisable at the end of the year
Specified directors						
Graham W. Burke	6,000,000	-	-	-	6,000,000	6,000,000
Specified Executives						
Nil						

No options are vested and unexercisable at the end of the year.

Shareholdings

The number of shares in the company during the financial year in which each specified director of Village Roadshow Limited and each of the specified executives of the consolidated entity has a relevant interest, including their personally-related entities, are set out below.

Name	Balance at the start of the year		Granted as remuneration		On exercise of options		Net change other		Balance at the end of the year	
	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference
Specified directors										
Robert G. Kirby	118,719,515	407,073	-	-	-	-	(100,000)	(407,073)	118,619,515	-
John R. Kirby	118,427,384	306,906	-	-	-	-	192,131	(306,906)	118,619,515	-
Graham W. Burke	118,559,515	1,397,306	-	-	-	-	60,000	(1,397,306)	118,619,515	-
Peter E. Foo	-	-	-	-	-	-	-	-	-	-
Peter M. Harvie	257,400	242,900	-	-	-	-	-	-	257,400	242,900
William J. Conn	191,563	1,153,019	-	-	-	-	-	-	191,563	1,153,019
Peter D. Jonson	10,000	33,236	-	-	-	-	-	-	10,000	33,236
D. Barry Reardon	10,000	8,552	-	-	-	-	-	-	10,000	8,552
Specified executives										
Philip S. Leggo	64,350	364,300	-	-	-	-	-	-	64,350	364,300
Julie E. Raffe	-	350,000	-	-	-	-	-	-	-	350,000
Gregory Basser	-	800,000	-	-	-	-	-	-	-	800,000
Tony N. Pane	-	450,000	-	-	-	-	-	-	-	450,000
Simon T. Phillipson	-	300,000	-	-	-	-	-	-	-	300,000

The number of shares in Austereo Group Limited during the financial year in which each specified director of Village Roadshow Limited and each of the specified executives of the consolidated entity has a relevant interest, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Granted as remuneration	On exercise of options	Net change other	Balance at the end of the year
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Specified directors					
Robert G. Kirby	251,562,594	-	-	-	251,562,594
John R. Kirby	251,562,594	-	-	53,460	251,616,054
Graham W. Burke	251,562,594	-	-	-	251,562,594
Peter E. Foo	-	-	-	-	-
Peter M. Harvie	1,030,001	-	-	-	1,030,001
William J. Conn	-	-	-	-	-
Peter D. Jonson	-	-	-	-	-
D. Barry Reardon	-	-	-	-	-
Specified executives					
Philip S. Leggo	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-
Gregory Basser	-	-	-	-	-
Tony N. Pane	6,054	-	-	-	6,054
Simon T. Phillipson	-	-	-	-	-

With the exception of 6,054 Austereo Group Limited shares held by Mr. T. N. Pane, all shares held by Messrs. P. M. Harvie, P. S. Leggo, J. E. Raffe, G. Basser, T. N. Pane and S. T. Phillipson are held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.

Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out above.

All equity transactions with specified directors and executives other than those held under the Company's Executive Share Plan and Executive and Employee Option Plan have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

(26) **DIRECTOR AND EXECUTIVE DISCLOSURES** CONTINUED

Loans to directors and specified executives

Details of loans made to directors of Village Roadshow Limited and the specified executives of the consolidated entity, including their personally-related entities, are set out below.

Aggregates for specified directors and specified executives

2004

Group	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year $	Number in group at the end of the year No.
Directors of Village Roadshow Limited	3,380,597	119,107	73,265	-	3,432,054	1
Specified executives of the consolidated entity	4,325,061	234,715	7,435	-	4,559,776	5

2003

Group	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year $	Number in group at the end of the year No.
Directors of Village Roadshow Limited	3,451,116	119,107	66,220	-	3,380,597	1
Specified executives of the consolidated entity	4,470,992	229,715	599	-	4,325,061	5

Individuals with loans above $100,000 during the financial year

2004

Group	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year $
Specified director					
Peter M. Harvie	3,380,597	119,107	73,265	-	3,432,054
Specified executives					
Philip S. Leggo	790,896	44,715	-	-	835,611
Julie E. Raffe	578,392	35,000	-	-	613,392
Gregory Basser	1,715,983	80,000	7,435	-	1,795,983
Tony N. Pane	743,879	45,000	-	-	788,879
Simon T. Phillipson	495,911	30,000	-	-	525,911

Terms and conditions of loans

Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

The amounts shown for interest not charged in the tables above represent the difference between the amount paid and payable for the year and the amount of interest that would have been charged on an arm's-length basis.

No write-downs or allowances for doubtful receivables have been recognised in relation to the principal amounts of any loans made to specified directors or specified executives.

Other transactions and balances with specified directors and specified executives

Messrs R.G. Kirby, J.R. Kirby and G.W. Burke each had an economic interest of 8.33% in Penfolds Buscombe Limited up to 6 February 2004. A total of $1,112,371 was paid to Penfolds Buscombe Limited (2003: $1,138,565) for printing and stationery services provided to the Economic Entity during the period that this economic interest was held. As detailed in the Corporate Governance Statement, all purchases of major consumables are obtained by a periodic competitive tendering process.

Reimbursement of rental and vehicle expenses of $41,600 (2003: $44,200) was made to Vinden Lodge Pty. Limited, a company in which Mr. P.E. Foo has a significant interest.

In the year ended 30 June 2003, a trust distribution and fees of $734,592 were paid by Roadshow Unit Trust, a controlled entity of Roadshow Distributors Pty. Limited, to Mr G. W. Burke, a Director of the Trustee, in his capacity as a unitholder. Mr G.W. Burke had held this unitholding in the Roadshow Unit Trust since prior to the listing of the Village Roadshow Limited group. In December 2002, the other unitholders of the Roadshow Unit Trust agreed to purchase the 17.5% of units in the Roadshow Unit Trust, as well as the New Zealand Management Fee Rights, from Mr. G.W. Burke based on an independent valuation. This resulted in the Village Roadshow Limited group purchasing 51.43% of Mr G.W. Burke's unitholding in the Roadshow Unit Trust, and 50% of Mr. G.W. Burke's interest in the New Zealand Management Fee Rights, for a total cash payment of $5,114,286.

Various companies associated with Mr. R. G. Kirby compensate the Village Roadshow Limited group in return for services provided. These transactions are carried out under arm's length terms and conditions and are trivial in nature.

The economic entity purchases water from Palm Springs Limited, an entity in which Mr. W.J. Conn has a 16% economic interest. These transactions are carried out under arm's length terms and conditions and are trivial in nature.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
(27) REMUNERATION OF AUDITORS				
Aggregate remuneration received or due and receivable by the auditors, directly or indirectly from the chief entity or any related entity, in connection with -				
Chief entity auditor -				
Auditing accounts	1,032	995	150	140
Other services [1]	1,098	1,129	-	-
Other auditors -				
Auditing accounts	291	255	-	-
Other services [1]	500	479	-	-
	2,921	2,858	150	140
[1] Dissection of Other Services:				
Tax	870	990	-	-
Corporate Finance	129	286	-	-
Assurance related	597	249	-	-
Other	2	83	-	-
	1,598	1,608	-	-

(28) EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

Subsequent to 30 June 2004, in accordance with a notification to Australian Stock Exchange Ltd. on 16 June 2004, Village Roadshow Ltd. bought back a further 23,005,797 Ordinary shares on market, for a total consideration of $45,306,943. This was in addition to the 484,203 Ordinary Shares bought back prior to 30 June 2004.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(29) INTERESTS IN JOINT VENTURE OPERATIONS

Interests in joint venture operations:

Names and principal activities of joint venture operations, the percentage interest held by entities in the economic entity and the contributions of those joint venture operations to results after tax -

NAME	BUSINESS	% OWNED	CONTRIBUTIONS TO OPERATING PROFIT AFTER TAX 2004 $ '000	2003 $ '000
Adelaide Nova / Palace	Cinema operator	25.00%	47	82
Austereo / Simon Richards	Direct marketing	29.96%	(591)	(3,418)
Australian Theatres	Multiplex cinema operators	50.00%	15,812	12,285
Browns Plains Multiplex Cinemas	Multiplex cinema operators	33.33%	91	33
Canberra FM Radio	Radio broadcasting	29.96%	2,074	1,139
Carlton Nova / Palace	Cinema operator	25.00%	433	439
Castle Towers Multiplex Cinemas	Multiplex cinema operators	33.33%	1,420	1,354
Damodar Village Force Cinemas	Cinema operator	33.33%	559	466
Damodar & VAGH Village Force Cinemas	Cinema operator	33.33%	20	37
Data Sell Teleservices	Teleservices	29.96%	-	-
Eye Village	Mall advertising	50.00%	-	558
Geelong Cinema	Cinema operator	50.00%	178	(69)
Jam Factory Cinema	Cinema operator	50.00%	299	20
Jam Factory Shopping Centre	Non-operating	50.00%	11	(124)
Luna/Palace Cinema	Cinema operator	25.00%	198	196
MCM Entertainment	Music media	29.96%	357	(16)
Morwell Multiplex Cinemas	Cinema operator	75.00%	273	168
Movieline	Cinema ticket seller	33.33%	(207)	(516)
Mt. Gravatt Multiplex Cinemas	Cinema operator	33.33%	1,049	811
Parramatta Cinemas	Cinema operator	50.00%	(179)	(103)
Queen Street, New Zealand	Cinema operator	33.33%	804	1,057
Rialto Cinemas	Cinema operator	25.00%	234	277
Village Sky City Cinemas (previously Village Force Entertainment)	Cinema operator	50.00%	4,110	4,932
Village / GUO / BCC Cinemas	Cinema operator	50.00%	3,577	2,565
Village / GUO / Victorian Multiplex Cinemas	Cinema operator	50.00%	573	273
Village / Sali Cinemas Bendigo	Cinema operator	50.00%	628	502
Village Anderson Cinemas	Cinema operator	50.00%	678	586
Village Palace Cinemas	Cinema operator	50.00%	(374)	313
Village Warrnambool Cinemas	Cinema operators	50.00%	190	180
Movie World Holdings	Theme park, Queensland	33.33%	4,914	4,358
Warner Village Cinema Operating Assets [1]	Property owner/lessor	50.00%	(85)	(1,005)
Warner Village Cinema Properties [1]	Property owner/lessor	50.00%	(1,541)	(11,223)
Warner Village Exhibition Operating Assets [1]	Property owner/lessor	49.99%	257	1,407
Warner Village Exhibition Properties [1]	Property owner/lessor	49.99%	(463)	(3,269)
			35,346	14,295

[1] Effective 12 May 2003, the assets and operations of the above joint ventures were sold as part of the group's disposal of the Warner Village circuit in the United Kingdom.

	CONSOLIDATED 2004 $ '000	2003 $ '000
Aggregate share of assets in joint ventures -		
Current assets:		
Cash	8,603	6,266
Receivables	9,392	30,426
Inventories	832	843
Other	356	316
Non-current assets:		
Property, plant & equipment	130,901	254,933
Radio licence	8,961	8,961
Receivables	81,790	98,338
Other	24,935	24,295
	265,770	424,378

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(30) SEGMENT REPORTING
(a) Reporting by business segments[1,2] (Notes: refer page 52)

	EXHIBITION 2004 $ '000	EXHIBITION 2003 $ '000	THEME PARKS 2004 $ '000	THEME PARKS 2003 $ '000	RADIO 2004 $ '000	RADIO 2003 $ '000	PRODUCTION 2004 $ '000	PRODUCTION 2003 $ '000	DISTRIBUTION 2004 $ '000	DISTRIBUTION 2003 $ '000	UNALLOCATED 2004 $ '000	UNALLOCATED 2003 $ '000	TOTAL 2004 $ '000	TOTAL 2003 $ '000
Amounts including specific items & discontinuing operations														
Revenue from external customers	419,664	433,628	18,287	15,228	241,307	240,794	1,498,065	638,409	-	-	49,140	446,652	2,226,463	1,774,711
Share of associates net profit (loss)	4,967	19,275	9,537	9,595	1,479	1,015	-	-	15,369	9,334	(137)	-	31,215	39,219
Total segment revenue	424,631	452,903	27,824	24,823	242,786	241,809	1,498,065	638,409	15,369	9,334	49,003	446,652	2,257,678	1,813,930
Segment result	14,689	(59,609)	16,319	14,133	71,058	62,186	76,296	(3,042)	15,369	9,334	(94,337)	15,441	99,394	38,443
Income tax revenue (expense)													(30,425)	(49,909)
Net profit													68,969	(11,466)
Profit attributed to outside equity interest													16,752	14,550
Net profit attributable to members													52,217	(26,016)
Depreciation and amortisation expense	28,259	45,132	3,685	3,816	8,060	8,520	564,722	94,597	-	-	5,219	3,364	609,945	155,429
Non-cash expenses other than depreciation	1,985	78,466	100	917	(140)	1,298	(591)	(395)	-	-	464	9	1,818	80,295
Segment assets	451,757	551,341	81,974	81,134	493,141	544,170	1,092,089	1,389,272	56,313	34,587	288,004	304,147	2,463,278	2,904,651
Segment liabilities	116,525	133,209	36	(3)	55,150	49,139	116,847	191,609	-	-	1,226,002	1,452,704	1,514,560	1,826,658
Investments in associates included in segment assets	30,808	65,884	31,005	37,783	6,490	6,252	-	-	37,123	6,418	(205)	155	105,221	116,492
Acquisition of property, plant & equipment and intangible assets	22,233	79,837	2,859	15,792	4,506	3,783	1,771	2,150	-	-	5,015	11,498	36,384	113,060
Amounts excluding specific items & discontinuing operations														
Revenue from external customers	408,425	412,922	18,287	15,228	241,307	229,018	1,498,065	638,409	-	-	43,404	48,821	2,209,488	1,344,398
Share of associates net profit (loss)	4,967	14,329	9,537	9,595	1,479	1,015	-	-	15,369	9,334	(137)	-	31,215	34,273
Total segment revenue	413,392	427,251	27,824	24,823	242,786	230,033	1,498,065	638,409	15,369	9,334	43,267	48,821	2,240,703	1,378,671
Segment result	26,964	15,796	16,319	14,133	71,058	74,554	76,296	50,525	15,369	9,334	(90,322)	(60,531)	115,684	103,811
Income tax revenue (expense)													(30,425)	(24,376)
Net profit excluding specific items & discontinuing operations													85,259	79,435
Profit attributed to outside equity interest													16,752	18,385
Net profit excluding specific items and discontinuing operations attributable to members													68,507	61,050

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(30) SEGMENT REPORTING continued

(b) Reporting by geographic segments[2]

	AUSTRALIA		USA		BRITISH VIRGIN ISLANDS		NEW ZEALAND		ASIA		SOUTH AMERICA		EUROPE		UNALLOCATED		TOTAL	
	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000	2004 $ '000	2003 $ '000
Amounts including specific items & discontinuing operations																		
Revenue from external customers	511,276	535,368	288	2,995	1,497,594	564,558	27,497	25,637	4,221	11,662	-	-	165,877	209,999	19,710	424,492	2,226,463	1,774,711
Share of associates net profit (loss)	28,820	21,598	-	-	-	-	107	214	2,335	7,609	-	-	(47)	9,798	-	-	31,215	39,219
Total segment revenue	540,096	556,966	288	2,995	1,497,594	564,558	27,604	25,851	6,556	19,271	-	-	165,830	219,797	19,710	424,492	2,257,678	1,813,930
Segment assets	890,095	951,466	2,672	4,115	1,085,948	1,276,889	25,045	26,083	58,147	29,882	23,663	25,002	174,872	328,151	202,836	263,083	2,463,278	2,904,651
Acquisition of property, plant & equipment and intangible assets	29,409	77,173	37	-	-	571	760	3,355	79	24	-	-	6,099	31,937	-	-	36,384	113,060
Amounts excluding specific items & discontinuing operations																		
Revenue from external customers	511,276	523,592	288	2,995	1,497,594	564,558	27,497	25,637	4,221	2,548	-	-	154,637	198,407	13,975	26,661	2,209,488	1,344,398
Share of associates net profit (loss)	28,820	21,598	-	-	-	-	107	214	2,335	2,663	-	-	(47)	9,798	-	-	31,215	34,273
Total segment revenue	540,096	545,190	288	2,995	1,497,594	564,558	27,604	25,851	6,556	5,211	-	-	154,590	208,205	13,975	26,661	2,240,703	1,378,671

Notes (for business and geographic segment reporting):

1 Description of Business Segments:

Exhibition:	Cinema exhibition.
Theme Parks:	Theme park operations.
Radio:	FM radio operations.
Production:	Film production.
Distribution:	Film, DVD & video distribution.

2 For primary segment reporting purposes, Leisure and Greece/Singapore Distribution business unit results are combined with Exhibition, and the Australian and NZ Distribution results are separately reported as Distribution.
The definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments and transactions excluded from the segment definitions. The exclusions from segment definitions
- Segment Revenue: Interest revenue, proceeds on disposal of assets.
- Segment Result: interest revenue & expense, profit/loss on disposal of assets.
- Segment Assets: cash, investments which are not equity accounted, loans receivable (other than loans to associates), tax assets.
- Segment Liabilities: borrowings, loans payable (other than loans from associates), tax liabilities.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(31) DISCONTINUING OPERATIONS

During the year ended 30 June 2004, the economic entity continued to wind down the operations which were discontinued in prior periods, and it is noted that progressive asset sales are in progress in relation to Germany, and exit options are still being progressed in relation to Austria. The cinema operations of both Germany & Austria were classified as discontinuing operations in previous financial years. The results of discontinuing cinema operations are included in the Exhibition business segment, the results of discontinuing old production operations are included in the Production business segment in 2003, and the results of discontinuing A-Live Worldwide operations are included in the Radio business segment in 2003. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	GERMANY 2004 $ '000	AUSTRIA 2004 $ '000	TOTAL EXHIBITION 2004 $ '000	TOTAL GROUP 2004 $ '000
(i) Financial Performance Information				
Sales revenue	-	10,664	10,664	10,664
Other revenue	486	106	592	592
Share of net profits (losses) of associates	-	-	-	-
Interest expense	-	21	21	21
Other expenses	9,073	13,595	22,668	22,668
Operating profit (loss) from discontinuing operations before tax	(8,587)	(2,846)	(11,433)	(11,433)
Income tax revenue (expense)	-	-	-	-
Operating profit (loss) from discontinuing operations after tax	(8,587)	(2,846)	(11,433)	(11,433)
(ii) Cash flow Information				
The consolidated net cash flows of the discontinuing operation during the reporting period were as follows:				
Net operating cash flows	(5,927)	(404)	(6,331)	(6,331)
Net investing cash flows	-	-	-	-
Net financing cash flows	-	-	-	-
Total net cash flows	(5,927)	(404)	(6,331)	(6,331)
(iii) Financial Position/Other Information				
Assets - carrying amount at balance date	2,912	1,500	4,412	4,412
Liabilities at balance date	5,272	5,847	11,119	11,119
Net assets (liabilities) at balance date	(2,360)	(4,347)	(6,707)	(6,707)
Net assets disposed of	-	-	-	-
Selling price of net assets disposed	-	-	-	-
Profit (Loss) on disposal of net assets	-	-	-	-
Tax expense (credit) relating to disposal of net assets	-	-	-	-
(iv) Expenditure commitments:				
Operating leases - minimum lease payments				
Payable within 1 year				4,073
Payable between 1 and 5 years				16,291
Payable after 5 years				54,465
				74,829

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(31) DISCONTINUING OPERATIONS CONTINUED

	THAILAND 2003 $'000	INDIA 2003 $'000	GERMANY 2003 $'000	AUSTRIA 2003 $'000	FRANCE 2003 $'000	KOREA 2003 $'000	MALAYSIA 2003 $'000	TOTAL EXHIBITION 2003 $'000	RADIO 2003 $'000	PRODUCTION 2003 $'000	TOTAL GROUP 2003 $'000
(i) Financial Performance Information											
Sales revenue	-	-	-	11,541	-	-	-	11,541	11,776	-	23,317
Other revenue	-	(294)	1,774	50	-	133,938	5,557	141,025	-	-	141,025
Share of net profits (losses) of associates	-	-	-	-	-	4,946	-	4,946	-	-	4,946
Interest expense	-	-	-	-	-	-	-	-	224	-	224
Other expenses	-	67	12,538	14,587	589	47,730	5,731	81,242	23,045	3,000	107,287
Operating profit (loss) from discontinuing operations before tax	-	(361)	(10,764)	(2,996)	(589)	91,154	(174)	76,270	(11,493)	(3,000)	61,777
Income tax revenue (expense)	-	-	-	-	-	-	-	-	3,422	-	3,422
Operating profit (loss) from discontinuing operations after tax	-	(361)	(10,764)	(2,996)	(589)	91,154	(174)	76,270	(8,071)	(3,000)	65,199
(ii) Cash flow Information											
The consolidated net cash flows of the discontinuing operation during the reporting period were as follows:											
Net operating cash flows	-	-	(6,292)	(2,553)	(589)	(5,708)	-	(15,142)	(11,716)	-	(26,858)
Net investing cash flows	11,766	2,706	3,061	-	-	129,571	5,311	152,415	-	-	152,415
Net financing cash flows	(141)	-	-	-	-	-	-	(141)	-	-	(141)
Total net cash flows	11,625	2,706	(3,231)	(2,553)	(589)	123,863	5,311	137,132	(11,716)	-	125,416
(iii) Financial Position/Other Information											
Assets - carrying amount at balance date	-	-	14,259	1,479	-	-	-	15,738	5	-	15,743
Liabilities at balance date	-	-	8,364	3,174	-	-	-	11,538	-	-	11,538
Net assets (liabilities) at balance date	-	-	5,895	(1,695)	-	-	-	4,200	5	-	4,205
Net assets disposed of	-	-	-	-	-	47,729	-	47,729	-	-	47,729
Selling price of net assets disposed	-	-	-	-	-	131,794	-	131,794	-	-	131,794
Profit (Loss) on disposal of net assets	-	-	-	-	-	84,065	-	84,065	-	-	84,065
Tax expense (credit) relating to disposal of net assets	-	-	-	-	-	-	-	-	-	-	-
(iv) Expenditure commitments:											
Operating leases - minimum lease payments											
Payable within 1 year											3,877
Payable between 1 and 5 years											15,508
Payable after 5 years											55,994
											75,379

(32) FINANCIAL INSTRUMENTS

(a) Terms, conditions and accounting policies

The economic entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at balance date, are as follows:

Recognised Financial Instruments

(i) Financial assets

Receivables - trade debtors:
Trade debtors are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable. Credit sales are normally settled on 30 day terms.

Receivables - associated entities and other advances:
Amounts (other than trade debts) receivable from associated entities and for other advances are carried at nominal amounts due. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

Secured and unsecured advances
Secured and unsecured advances are shown at cost. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

(ii) Financial liabilities

Trade and sundry creditors:
Creditors are recognised at amounts to be paid in the future for goods and services already received, whether or not billed to the economic entity and are normally settled on 30 day terms.

Accounts payable - associated and other entities:
Amounts owing to associated and other entities are carried at the principal amount. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

Secured and unsecured borrowings:
Borrowings are carried at the principal amount. Interest is recognised in the statement of financial performance on an accrual basis. Bank loans are repayable either monthly, quarterly, bi-annually, annually or at expiry with terms ranging from less than one year to greater than five years. While interest is charged either at the bank's floating rate or at a contracted rate above the Australian dollar BBSY rate, certain borrowings are subject to interest rate swaps. Refer interest rate swaps in the unrecognised financial instruments section below.

Details of security over bank loans is set out in Note 17.

Provision for dividends:
Dividends payable represents provision for a final dividend of Nil cents (2003: Nil cents) per Ordinary share and Nil cents (2003: Nil cents) per A Class Preference share for the financial year ended 30 June 2004.

Convertible Notes
Refer Note 17 for details in relation to convertible notes issued by the chief entity.

Finance lease liabilities:
Finance lease liabilities are accounted for in accordance with AASB 1008: Leases. As at balance date, the economic entity had finance leases with an average lease term of 3 years. The average discount rate implicit in the leases is 7% p.a.

(iii) Equity

Ordinary shares:
From 1 July 1998, Ordinary share capital has been increased based on the proceeds received from shares issued (less direct share issue costs), and decreased based on the buyback cost (including direct buyback costs). Prior to that date, Ordinary share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over Ordinary shares at balance date are set out in Note 20.

Preference shares:
From 1 July 1998, Preference share capital has been increased based on the proceeds received from shares issued (less direct share issue costs), and decreased based on the buyback cost (including direct buyback costs). Prior to that date, Preference share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over Preference shares at balance date are set out in Note 20.

Unrecognised Financial Instruments

Interest rate swaps:
The economic entity enters into interest rate swap or hedge agreements that are used to convert the variable interest rates attached to various of its specific facilities into fixed interest rates. The swaps are entered into with the objective of ensuring that earnings are not subject to wide fluctuations caused by fluctuating interest commitments and ensuring compliance with loan covenants. Interest rate swaps are not recognised in the financial statements.

At balance date, various entities within the economic entity had entered into interest rate swaps on debts totalling $922 million. These swaps covered approximately 88% of total borrowings of the economic entity drawn down at balance date. The majority of the swaps mature in the medium to long term.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2004

(32) FINANCIAL INSTRUMENTS CONTINUED
(b) Interest rate risk
The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at balance date are as follows:

	FLOATING INTEREST RATE		FIXED INTEREST RATE MATURING IN: 1 YEAR OR LESS		OVER 1 YEAR TO 5 YEARS		MORE THAN 5 YEARS		NON-INTEREST BEARING		TOTAL CARRYING AMOUNT AS PER STATEMENT OF FINANCIAL POSITION		WEIGHTED AVERAGE EFFECTIVE INTEREST RATE	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
FINANCIAL INSTRUMENTS	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	%	%
(i) Financial assets														
Cash	110,076	177,730	-	-	-	-	-	-	-	-	110,076	177,730	4.11%	4.75%
Receivables - trade debtors	-	-	-	-	-	-	-	-	304,045	277,668	304,045	277,668	N/A	N/A
Receivables - associated entities and other advances	-	34,750	-	-	-	-	-	-	150,332	140,334	150,332	175,084	N/A	2.78%
Secured advances	24,294	26,810	-	-	-	-	-	-	-	-	24,294	26,810	4.42%	4.23%
Unsecured advances	-	-	-	-	-	-	-	-	33,434	24,401	33,434	24,401	N/A	N/A
Security deposits	101,611	104,948	-	-	-	-	-	-	1,128	5,930	102,739	110,878	0.75%	0.72%
Total financial assets	235,981	344,238	-	-	-	-	-	-	488,939	448,333	724,920	792,571		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	229,430	300,370	229,430	300,370	N/A	N/A
Accounts payable - associated and other entities	-	-	-	-	-	-	-	-	55,829	70,092	55,829	70,092	N/A	N/A
Secured and unsecured borrowings (refer Note 1)	64,093	46,533	258,080	100,000	639,615	69,063	60,349	1,012,141	-	-	1,022,137	1,227,737	6.19%	6.00%
Convertible notes	-	-	-	-	13,461	25,598	-	-	-	-	13,461	25,598	6.50%	6.50%
Finance lease liabilities	-	-	4,755	3,500	7,311	11,143	-	-	-	-	12,066	14,643	6.84%	6.83%
Interest rate swaps	-	-	-	-	-	-	-	-	-	-	*	*	N/A	N/A
Total financial liabilities	64,093	46,533	262,835	103,500	660,387	105,804	60,349	1,012,141	285,259	370,462	1,332,923	1,638,440		

N/A - not applicable for non-interest bearing financial instruments.
* not applicable since these financial instruments are not recognised in the financial statements.
Note 1. The majority of the economic entity's debt subject to a fixed interest rate is split between an interest rate swap and an interest rate cap. The floating market rate is applied to that proportion of the debt covered by the interest rate cap where it is less than the cap rate.

(32) FINANCIAL INSTRUMENTS CONTINUED

(c) Net fair values

The aggregate net fair values of financial assets and financial liabilities, both recognised and unrecognised, at the balance date, are as follows.

	TOTAL CARRYING AMOUNT AS PER STATEMENT OF FINANCIAL POSITION		AGGREGATE NET FAIR VALUE	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
Financial assets:				
Cash	110,076	177,730	110,076	177,730
Receivables - trade debtors	304,045	277,668	304,045	277,668
Receivables - associated entities and other advances	150,332	175,084	128,655	140,258
Secured advances	24,294	26,810	20,562	21,477
Unsecured advances	33,434	24,401	33,434	24,401
Security Deposits	102,739	110,878	97,492	104,699
Total financial assets	724,920	792,571	694,264	746,233
Financial liabilities:				
Trade and sundry creditors	229,430	300,370	229,430	300,370
Accounts payable - associated and other entities	55,829	70,092	55,829	70,092
Secured and unsecured borrowings	1,022,137	1,227,737	925,356	1,131,014
Convertible notes	13,461	25,598	13,050	24,874
Finance lease liabilities	12,066	14,643	12,020	13,700
Interest rate swaps (refer Note 1)	*	*	6,353	49,771
Total financial liabilities	1,332,923	1,638,440	1,242,038	1,589,821

* not applicable since these financial instruments are not recognised in the financial statements.

Note 1. A major swap represented $48 million of the unrecognised interest rate swap liability as at 30 June 2003. Valuations performed subsequent to that balance date indicated that the liability had reduced significantly to $7.3m by 31 August 2003 in accordance with an increase in market interest rates. No significant movement has been noted in respect of swaps outstanding at 30 June 2004 between the balance date and the date of this report.

Receivables from associated entities and other advances, secured advances and security deposits, are carried in excess of their net fair value. The Directors have decided not to write down these amounts since they expect to recover their full face values.

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments

Cash, cash equivalents and short-term deposits:

The carrying amount approximates fair value because of short-term maturity.

Receivables and accounts payable - current:

The carrying amount approximates fair value because of short-term maturity.

Receivables - non current:

The fair values of non current receivables are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of arrangements.

Dividends payable:

The carrying amount approximates fair value.

Borrowings - current:

The carrying amount approximates fair value because of short-term maturity.

Borrowings - non current:

The fair values of non current borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of arrangements.

Unrecognised financial instruments

Interest rate swaps:

The fair values of interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

(32) **FINANCIAL INSTRUMENTS** CONTINUED

(d) **Credit risk exposures**

The economic entity's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet. The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is as follows:

Interest rate swap contracts - limited to the net fair value of the swap agreements at balance date, being a liability of $6.4 million (2003: $49.8 million). Refer also note 1 to Note 32(c) above, which details a significant reduction in the net fair value of the 2003 swap liability subsequent to the 30 June 2003 balance date.

Concentrations of credit risk:

The majority of the value of the Production segment's trade debtors are with one entity, which is located in the United Kingdom. This trade accounts receivable amount is guaranteed by a substantial wholly-owned subsidiary of the United Kingdom entity's parent company. That parent entity is listed on the New York Stock Exchange, and there are a large number of underlying customers which make up this trade accounts receivable amount within the Production segment, which are located in a large number of countries.

In relation to the remaining segments, the Company minimises concentrations of credit risk in relation to trade accounts receivable by undertaking transactions with a large number of customers within the specified industries. The customers in the remaining segments are mainly concentrated in Australia. Refer also to Note 30 - Segment reporting.

Concentrations of credit risk on trade accounts receivable arise in the following industries:

	MAXIMUM CREDIT RISK EXPOSURE FOR EACH CONCENTRATION	
	PERCENTAGE OF TOTAL TRADE DEBTORS	CONSOLIDATED TOTAL BALANCE
	2004	2004
INDUSTRY SEGMENT:	%	$ '000
Exhibition	9	28,652
Theme parks	4	13,448
Radio	18	53,727
Production	67	202,210
Distribution	-	-
Other	2	6,008
	100	304,045

Credit risk in trade receivables is managed in the following ways:

- payment terms are generally 30 days;
- a risk assessment process is used for customers over $50,000.

(33) **NON-DIRECTOR RELATED PARTY TRANSACTIONS**

The following related party transactions occurred during the financial year and were conducted on normal commercial terms and conditions unless otherwise stated:

(a) **Immediate Parent Entity**

Immediate parent entity is Village Roadshow Corporation Limited which is incorporated in Australia. The ultimate parent entity is Positive Investments Pty. Limited which is incorporated in Australia.

(b) **Controlled entities:**

The company and Austereo Group Limited entered into an intercompany agreement in 2001 for the provision of corporate services that will maintain the relationship between Village Roadshow and Austereo in a manner that is consistent in all material respects with past practices. The results of the economic entity for the period include an amount of $250,000 (2003: $250,000) received by the company in respect of this agreement.

During the financial year, Austereo Group Limited recorded sales revenue of $1,159,000 (2003 $3,425,000) from the Village Roadshow Ltd. group and a further $1,645,000 (2003: $3,307,000) from the Roadshow Distributors Pty. Ltd. group (included in Sales revenue disclosures for associated entities below).

(33) **RELATED PARTY TRANSACTIONS** CONTINUED

(c) **Associated entities:**

Revenues and expenses

The following transactions with associated entities were included in the determination of the operating profit before tax for the year (material amounts have been separately identified):

	CONSOLIDATED	
	2004	2003
	$ '000	$ '000
Dividend and trust distribution revenue:		
Sea World Property Trust	14,205	5,826
Tri-Village Developments BV	7,112	-
Other	1,701	2,106
	23,018	7,932
Interest revenue (refer note 1)		
Warner Village Investments Limited	-	7,417
Other	1,043	15
	1,043	7,432
Management & service fee revenue	3,675	10,036
Commissions & fee revenue	30	29
Royalty revenue	-	-
Sales revenue	3,317	5,511
Borrowing costs paid	1,174	911

Note 1 - refer note 32(b) for interest rate risk on loans to associated entities.

Effective 30 June 2004, the Village Roadshow Ltd. economic entity sold its investment in the Roadshow Unit Trust to Roadshow Distributors Pty. Ltd., for a total consideration of $24.965 million. The consideration was based on a valuation which utilised the same methodology as used in a recent independent valuation of the Roadshow Unit Trust. The Village Roadshow Ltd. economic entity has eliminated the profit on this transaction.

(d) **Material Contracts with Executives (other than Specified Executives)**

Mr. B. Berman, the Chairman and Chief Executive Officer of the Group's film production activities, is entitled while he works for the Group to a bonus equal to 2.5% (2003: 2.5%) of the Group's adjusted film production profits, capped at a maximum of US$750,000 per annum, as part of the remuneration for his employment. If Village Roadshow Pictures is floated or sold during the employment of Mr. Berman, he will be entitled to 2.5% of the equity (at no cost) or sales proceeds, respectively.

(34) **EMPLOYEES**

The number of full-time equivalents employed as at 30 June 2004 is 1,292 (2003: 1,288).

(35) **BORROWING COSTS**

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2004	2003	2004	2003
	$ '000	$ '000	$ '000	$ '000
The amounts of borrowing costs paid or payable which have been recognised during the financial year as part of the carrying amounts of assets are as follows:				
Other	-	96	-	-

The interest rate used to determine capitalised borrowing costs was n/a (2003: 5.0%).

(36) **IMPACTS OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS**

For reporting periods beginning on or after 1 January 2005, Village Roadshow Limited must comply with Australian equivalents of International Financial Reporting Standards ("IFRS") as issued by the Australian Accounting Standards Board. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

This financial report has been prepared in accordance with Australian accounting standards and other Australian financial reporting requirements ("Australian GAAP"). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the company's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons, Village Roadshow Limited has not quantified the effects of the differences discussed below. Further, no attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the Group's financial reports in the future. The potential impacts on the company's financial performance and financial position of the adoption of Australian equivalents of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of the IFRS standards and the date of preparing this report. The impact on future years will depend on the particular circumstances prevailing in those years.

Village Roadshow Limited has established a steering committee to manage the transition to IFRS reporting. The company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As a result of these procedures, Village Roadshow Limited has graded impact areas as either high, medium or low and will address each of the areas in order of priority as represented by the gradings. Priority has been given to considering the preparation of an opening balance sheet in accordance with Australian equivalents to IFRS as at 1 July 2004.

The key potential implications of the conversion to Australian equivalents of IFRS on Village Roadshow Limited identified to date are as follows:

Intangible assets

Under the Australian equivalent to IAS 3: Business Combinations, amortisation of goodwill will be prohibited, and will be replaced by annual impairment testing focusing on the cash flows of the related cash generating unit or entity. This will result in a change to the current accounting policy, under which goodwill is amortised on a straight-line basis over the period during which the benefits are expected to arise and not exceeding a period of 20 years.

Impairment of assets

Tangible assets and intangible assets with finite useful lives

Under the Australian equivalent to IAS 36: Impairment of Assets, an assessment of all assets (both current and non-current, but excluding intangible assets with indefinite useful lives) for impairment triggers will be made annually and impairment testing performed at the individual asset or cash generating unit level as appropriate. The method of recognising impairment losses will differ depending on the classification of the related asset. This differs to the current accounting policy which applies recoverable amount testing to non-current assets only, based on a class of assets assessment. Further, IAS 36 requires that in the determination of value in use, pre-tax cash flows and an asset specific pre-tax discount rate are required to be used. This differs from the current accounting policy which determines recoverable amount by reference to after-tax cash flows and the after-tax weighted average cost of capital.

Intangible assets with indefinite useful lives

Under the Australian equivalent to IAS 36: Impairment of Assets, intangible assets with an indefinite useful life must be tested annually for impairment. Intangible assets with a finite useful life must be tested when indicators of potential impairment are present. In the determination of value in use, pre-tax cash flows and an asset specific pre-tax discount rate are required to be used. This differs from the current accounting policy which determines recoverable amount by reference to after-tax cash flows and the after-tax weighted average cost of capital.

Income tax

Under the Australian equivalent to IAS 12: Income Taxes, deferred tax balances are determined using the 'balance sheet' method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the Statement of Financial Position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity. This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss, and current and deferred taxes cannot be recognised directly in equity.

Derivatives and hedging

Under the Australian equivalent to IAS 39: Financial Instruments: Recognition and Measurement, financial instruments must be recognised in the Statement of Financial Position and all derivatives must be carried at fair value. Further, in order to qualify for hedge accounting, certain strict designation, effectiveness and documentation criteria must be satisfied.

Equity accounting

Under the Australian equivalent to IAS 28: Investments in Associates, an investor's interest in an associate includes the carrying amount of the investment together with any long-term interests that, in substance, form part of the investors investment in the associate (e.g. long term loans). Losses recognised under the equity method in excess of the investor's investment in ordinary shares are applied to the other components of the investor's interest in an associate in the reverse order of their priority in liquidation. This may result in a change to the current accounting policy should long term receivables with associates be considered part of the interest in the associate.

Foreign currency translation

Under the Australian equivalent to IAS 21: The Effects of Changes in Foreign Exchange Rates, each entity is required to determine its functional currency and measure its results and financial position in that currency. In addition, an entity must select a presentation currency which may or may not be its functional currency. Any individual entity within the consolidated group whose functional currency differs from the presentation currency must translate assets and liabilities at the closing rate, and profit and loss items at the rate applied at the date of the transaction. Exchange differences are to be recognised as a separate component of equity. Should a foreign entity subsequently be sold, any accumulated translation difference in equity must be recognised in the Statement of Financial Performance. This accounting practice is not permitted under the current Australian accounting standards, which requires any accumulated translation difference to be taken directly to retained earnings rather than being recycled through the profit and loss account.

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

In the opinion of the Directors -

(a) the financial statements and notes of the Company and of the Consolidated Entity are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Signed) G.W. Burke
Director

Melbourne, 3 September 2004

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

ERNST & YOUNG

■ 120 Collins Street
Melbourne VIC 3000
Australia

CPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Village Roadshow Limited

Scope

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the company and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion, the financial report of Village Roadshow Limited is in accordance with:

(a) the *Corporations Act 2001*, including:
    (i) giving a true and fair view of the financial position of Village Roadshow Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and
    (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and
(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

D R McGregor
Partner
Melbourne
3 September 2004